UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Corporate Taxpayer’s ID CNPJ 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

Indicators	Main Indicators (%)

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD	12 months accumulated

CDI	4.56	4.74	14.08	3.58	3.51	11.54	1
IBOVESPA	(5.86)	26.08	20.57	(3.48)	(0.49)	8.95	15.41
USD – Commercial Rate	(11.84)	(5.45)	(16.28)	(0.37)	0.46	(7.11)	(2.15)
IGP-M	0.20	(1.51)	0.21	0.71	0.84	2.27	3.28
IPCA – IBGE	1.34	0.77	3.95	0.10	0.45	2.00	3.70
TJLP	2.35	2.35	7.22	1.98	1.82	6.10	8.59
TR	0.75	0.87	2.19	0.47	0.57	1.56	2.20
Savings Deposits	2.27	2.39	6.88	1.98	2.09	6.22	8.51
Number of Business Days	63	65	189	61	64	188	250

Indicators	Closing Amount

	2005		2006

	June	September	June	September

Commercial U.S. Dollar for Sale – (R$)	2.3504	2.2222	2.1643	2.1742
Euro – (R$)	2.8459	2.6718	2.7681	2.7575
Country Risk (Points)	411	344	246	233
SELIC – COPOM Base Rate (% p.a.)	19.75	19.50	15.25	14.25
Pre-BM&F Rate – 1 year (% p.a.)	18.22	17.92	14.78	13.56

Deposits	Compulsory Deposit Rates (%)				Items	Rates and Limits (%)

	2005		2006			2005		2006

	2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.		2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.

Demand Deposits (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution	9	9	9	9
Time Deposits (3)	15	15	15	15	PIS (1)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	COFINS (2)	4	4	4	4
Savings Account (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (3)	50	50	50	50
					Capital Adequacy Ratio Basel (4)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – SELIC rate.	(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative COFINS).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million may be deducted.	(3) Maximum fixed assets are applied over Reference Equity.
(4) Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.	(4) Reference Equity may not be lower than 11% of Weighted Assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements however, are not guarantees of future performance and involve risks and uncertainties, which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which, depended on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers and any other delays in loan operations; increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

We transcribe below the annual report filed with the SEC – “Risk Factors” and “Critical Accounting Practices” sections of Form 20-F , to assure Bradesco’s adhesion to best international practices for transparency and corporate governance, describing the risk factors and the critical accounting practices which we consider most significant and which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market price of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent intervention by the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market price of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates, interest rate, inflation rates, and other political, diplomatic, social and economic developments within and outside of Brazil that affect the Country.

In the past, the Brazilian Government has often changed monetary, fiscal and taxation policies to influence the course of Brazil’s economy. We cannot predict which measures or policies the Brazilian Government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market price of our stocks and ADSs may be reduced

In the last 15 years, Brazil has undergone extremely high inflation rates, with annual rates (IGP – DI from Getulio Vargas Foundation) reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s inflation rates were 7.7% in 2003, 12.1% in 2004 and 1.2% in 2005. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may also curtail our ability to access foreign financial markets and may occasionally lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

Since the end of 1997, and in particular during the last five years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars, while Brazilian companies have borne higher costs to raise funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous for us.

4) Developments in other emerging markets may adversely affect the market price of our stocks and ADSs

The market price of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are influenced by the local economy and other emerging countries, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuers in other countries, including Brazil.

Occasionally, developments in other countries have adversely affected the market price of our and other Brazilian companies’ stocks, as investors’ high risk perception due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended. Besides, the enforcement or interpretation of laws and regulations could change, and new laws and regulations could be adopted. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may adversely affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance sectors. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things: limiting our ability to increase our customer base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) The majority of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On September 30, 2006 Cidade de Deus – Companhia Comercial de Participações held 48.44% of our common stocks and Fundação Bradesco directly and indirectly held 46.59% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations.

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in the note 3 to the consolidated financial statements included in chapter 8 of this Report.

The following 5 items outline the accounting policies deemed as critical, in terms of materiality, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, affecting our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses and leasing based on the analysis of our portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends;
– guarantees amounts of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian Government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1.0% in delinquency rate expected for our loan operations portfolio in full performance on September 30, 2006, the allowance for loan losses would increase approximately R$37 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance for loan losses. The analysis should not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in Chapter 3 of this Report and notes 3e and 10 included in the Chapter 8 hereof.

2) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the fair value may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from shareholders’ agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see notes 3c, 3d and 8 included in the Chapter 8 of this Report.

3) Classification of Securities

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our decision to classify them upon their acquisition. Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories. The classification of securities can be found in the note 8 included in the Chapter 8 of this Report.

4) Taxes on Income

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and taxes on income payable. Generally, our assessment requires us to estimate the future values of deferred tax assets and taxes on income payable. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our assessments and assumptions may change over time, as a result of occurrences or unpredictable circumstances, influencing our determination of value of our tax liabilities.

Constantly we monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets. For further information about Bradesco’s taxes on income, see notes 3f and 34 to our financial statements included in the Chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include the amount of provisions for deferred taxes, the assumptions for the calculation of allowance for loan losses, the assumptions for calculations of technical provisions for insurance, private pension plans and certificated savings plans, the choice of useful lives of certain assets and the determination if an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, actual results may differ from such estimates.

Corporate Strategy

We understand that the expansion of the Brazilian economy will stimulate a solid growth in a portion of the population needing financial services, and accordingly, an expansion of demand for such services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position, as the largest private bank in Brazil, to expand profitability, maximizing value to our stockholders and generating higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be the first option of all our clients towards all their financial services needs. Our goal is to be a “Banco Completo” (all-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as retail bank, supported by a staff with more than 78 thousand employees, a wide service network, including our branches, corporate site branches, Banco Postal and correspondent banks, besides the ATMs, always concerned with the expansion of business volume. We are also focused on expanding our businesses as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros e Previdência leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but also are focused on the frequent improvement of products and distribution channels. It is also fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life. Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance practices and by the understanding that Bradesco, besides being a source of profits to its stockholders, should also be a building element in the Society.

The key elements of our business strategy are:

– expansion by means of organic growth;
– performance based on the business model of a large banking institution, having as subsidiary an important insurance company, which we name as “Modelo Banco-Seguros” (Insurance Bank Model), with a view to maintaining our profitability and consolidate our leadership in the insurance industry;
– increase of revenues, profitability and value to stockholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;
– maintenance of our commitment to the technological innovation;
– obtain profitability and return to the stockholders by means of improved efficiency ratio;
– maintain acceptable risk levels in our operations; and – expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume. We intend to take advantage of such opportunities to increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;
– expanding our financial services distribution, by using creativity in developing new products, solidly employing non-traditional means, for instance, to expand our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via the Banco Postal;

– using the distribution channels in benefit of the Bank, including our traditional branch network and technology to access the Internet in order to identify demand for new products;
– offering our customer base, broadly, our products and services;
– using the systems of our branches, with a view to assessing and monitoring the use of our products by clients, so that to drive them to the appropriate commercialization platforms; and
– developing varied products, in compliance with the needs of our current and potential clients.

2) To operate based on the Insurance Bank Model,in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the priority bank” of our clients, thus increasing attendance according to their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension services and other financial activities in order to sell our traditional banking products and insurance and private pension products, by means of our branch network, our brokers and dealerships network, distribution services via the Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premium or amounts deposited, as observed as follows:
– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;
– intensively trading our products; and
– maintaining acceptable risk levels in our operations by means of a strategy of :

• setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
• carrying out hedge transactions, so that to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements; and
• entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros (IRB), viewing to reducing the exposure to great risks.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned with the increase of revenues and profitability in our banking operations, with the following measures:

– carry out our traditional deposit-taking activities and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;
– build our customer base, legal entities and individuals, by offering services meeting the needs of specific clients, including foreign exchange services and import/export financing;
– intensively seek the development of paid services based on fees, such as collection and payment processing for current and potential clients;
– expand our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;
– increase our revenues from assets management and private pension plans; and
– continuously build our high income customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in the assets management.

4) To maintain Bradesco’s commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco’s market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs. We maintain the commitment of being ahead in the banking automation process, by creating opportunities to the Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried out through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (Web Points) in public sites, allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;
– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and
– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to see their checking and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;
– by consolidating the synergies enabled by our recent acquisitions;
– by still reducing our operational costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and
– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity with processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions, mainly available by means of privatizations. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities to Bradesco increase its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

Contents

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Net Income	12	Statement of Adjusted Income	22
Summarized Statement of Adjusted Income		Analysis of the Statement of Adjusted Income	23
Analysis	13	Comparative Balance Sheet	40
Highlights	15	Equity Analysis	41
Bradesco’s stocks	18

2 – Main Information on Statement of Income			53

Consolidated Statement of Adjusted Income	54	Analysis of the Adjusted Net Interest Income and
Adjusted Profitability	56	Average Rates	60
Results by Business Segment	58	Allowance for Doubtful Accounts	67
Variation in the Main Statement of Income Items	58	Fee and Commission Income	68
Variation in Items Composing the Net Interest Income		Administrative and Personnel Expenses	69
with Exchange Adjustment	59	Operating Efficiency	70
		Other Indicators	72
3 – Main Information on Balance Sheet			73

Consolidated Balance Sheet	74	Funding	86
Total Assets by Currency and Maturities	76	Checking Accounts	87
Securities	77	Savings Accounts	87
Loan Operations	78	Assets under Management	88

4 – Operating Companies			91

Grupo Bradesco de Seguros e Previdência	92	Leasing Companies	111
– Insurance Companies	92	Bradesco Consórcios (Consortium Purchase Plans)	113
– Private Pension Plans	99	Bradesco S.A. – Corretora de Títulos e
– Certificated Savings Plans	104	Valores Mobiliários	118
Banco Finasa	109	Bradesco Securities, Inc.	120

5 – Operational Structure			121

Corporate Organization Chart	122	Risk Management and Compliance	140
Administrative Body	124	– Credit Risks, Operating Risks, Market Risks, Internal
Risk Ratings	125	Controls and Compliance	140
Ranking	126	– Liquidity Risk Management	146
Market Segmentation	127	– Capital Risk Management	146
Bradesco Corporate	127	Cards	149
Bradesco Empresas (Middle Market)	128	International Area	153
Bradesco Private	129	Capital Market	156
Bradesco Prime	129	Cash Management Solutions	157
Bradesco Varejo (Retail)	130	Bookkeeping of Assets and
Banco Postal	130	Qualified Custody Services	160
Customer Service Network	132	Business Processes	161
Bradesco Day & Night Customer Service Channels	134	Acknowledgments	165
Investments in Infrastructure, Information
Technology and Telecommunications	139

6 – Social-environmental Responsibility			167

Bradesco Organization and the		Fundação Bradesco	190
Social-environmental Responsibility	168	Social Report	195
Human Resources	175

7 – Independent Auditors’ Report			197

Report of Independent Auditors on Limited Review of Supplementary Accounting Information included
in the Report on Economic and Financial Analysis and in the Social Balance Sheet.			198

8 – Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report			199

Management Report	200	Consolidated Added Value Statement	211
Consolidated Balance Sheet	203	Index of Notes to the Financial Statements	212
Consolidated Statement of Income	207	Notes to the Financial Statements	213
Statement of Changes in Stockholders’ Equity	208	Management Bodies	271
Consolidated Statement of Changes in		Independent Auditors’ Report on Special Review	272
Financial Position	209	Fiscal Council’s Report	273
Consolidated Cash Flow	210

Glossary of Technical Terms			274

Cross Reference Index			277

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

ABC	– Activity-Based Costing	IBNR	– Incurred But Not Reported
ABECS	– Brazilian Association of Credit Card Companies and Services	IBOVESPA	– São Paulo Stock Exchange Index
ABEL	– Brazilian Association of Leasing Companies	IBRACON	– Brazilian Institute of Independent Auditors
ABM	– Activity-Based Management	IBRE	– Brazilian Economy Institute
ACC	– Advances on Foreign Exchange Contracts	IEO	– Operating Efficiency Ratio
ACM	– Automated Consulting and Contract Machine	IFC	– International Finance Corporation
ADR	– American Depositary Receipt	IFT	– Quarterly Financial Information
ADS	– American Depositary Share	IGP-DI	– General Price Index – Internal Availability
ADVB	– Association of Sales and Marketing Managers of Brazil	IGP-M	– General Price Index – Market
ANAPP	– National Association of Private Pension Plan Companies	INFRAERO	– Brazilian Airport Infrastructure Authority
ANBID	– National Association of Investment Banks	INSS	– Social Security National Institute
ANS	– National Agency for Supplementary Healthcare	IPCA	– Extended Consumer Price Index
ANSP	– National Academy of Insurance and Private Pension Plans	IPO	– Initial Public Offering
AP	– Personal Accident	IPTU	– Municipal Real Estate Tax
APIMEC	– Association of the Capital Markets Investment Analysts and	IR	– Income Tax
	Professionals	IRRF	– Withholding Income Tax
ATM	– Automated Teller Machine	ISO	– International Standard Organization
BACEN	– Brazilian Central Bank	ISE	– Corporate Sustainability Index
BDR	– Brazilian Depositary Receipt	ISS	– Tax on Services
BM&F	– Mercantile and Futures Exchange	JCP	– Interest on Own Capital
BNDES	– National Bank for Economic and Social Development	LATIBEX	– Latin American Stock Exchange Market in Euros (Spain)
BOVESPA	– São Paulo Stock Exchange	MBA	– Master of Business Administration
CBLC	– Brazilian Settlement and Custody Company	MP	– Provisional Measure
CDB	– Bank Deposit Certificate	MUFG	– Mitsubishi UFJ Financial Group
CDC	– Consumer Sales Financing	NBR	– Registered Brazilian Rule
CDI	– Interbank Deposit Certificate	NPL	– Non-Performing Loans
CEF	– Federal Savings Bank	NYSE	– New York Stock Exchange
CETIP	– Clearing House for the Custody and Financial Settlement of	OHSAS	– Occupational Health and Safety Assessment Series
Securities
		OIT	– International Labor Organization
CFPTM	– Certified Financial Planner
		ON	– Common Stocks
CIAB	– Information Technology Congress and Exposition of the
		ONG	– Non-Governmental Organization
Financial Institutions
		ONU	– UN (United Nations)
CIEE	– Company-School Integration Center
		PDD	– Allowance for Doubtful Accounts
CMN	– National Monetary Council
		PGBL	– Unrestricted Benefits Generating Plan
CNSP	– National Private Insurance Council
		PIS	– Social Integration Program
COBIT	– Control Objectives for Information and Related Technology
		PL	– Stockholders’ Equity
COFINS	– Contribution for Social Security Financing
		PLR	– Employee Profit Sharing
COPOM	– Monetary Policy Committee
		PN	– Preferred Stocks
COSIF	– Chart of Accounts for National Financial System Institutions
		PPNG	– Unearned Premiums Provisions
COSO	– Committee of Sponsoring Organizations
		PTRB	– Online Tax Payment
CPMF	– Provisory Contribution on Financial Transactions
		RCF	– Optional Third-Party Liability
CRI	– Certificate of Real Estate Receivables
		RE	– Basic lines (of Insurance Products)
CS	– Social Contribution
		ROA	– Return on Assets
CVM	– Brazilian Securities Commission
		ROAA	– Return on Average Assets
DJSI	– Dow Jones Sustainability World Index
		ROAE	– Return on Average Equity
DPVAT	– Compulsory Vehicle Insurance
		ROE	– Return on Stockholders’ Equity
DR	– Depositary Receipt
		SAP	– Systems Applications and Products
DRE	– Statement of Income for the Year
		SBPC	– Brazilian Society for the Science Progress
DTVM	– Securities Dealer
		SBPE	– Brazilian Savings and Loan System
DVA	– Value-Added Statement
		SEBRAE	– Brazilian Micro and Small Business Support Service
D&O	– (Directors and Officers) – Insurance Specific for the Board of
	Director’s Members, Directors and/or Officers	SEC	– U.S. Securities and Exchange Commission
EPE	– Specific Purpose Entities	SELIC	– Special Clearance and Custody System
ERP	– Enterprise Resource Planning	SESI	– National Industry Social Service
EXIM	– Export and Import – BNDES Financing Line	SFH	– National Housing System
FGV	– Getulio Vargas Foundation	SIPAT	– Internal Week of Labor Accident Prevention
FIA	– Management Institute Foundation	SPB	– Brazilian Payment System
FIDC	– Credit Right Funds	SPE	– Specific Purpose Entity
FIE	– Exclusive Investment Fund	SUSEP	– Superintendence of Private Insurance
FINABENS	– Financing Line of other Assets and Services	TED	– Instant Online Transfer
FINAME	– Fund for Financing the Acquisition of Industrial Machinery	TJLP	– Long-term Interest Rate
	and Equipment	TI	– Information Technology
FIPE	– Economic Research Institute Foundation	TR	– Reference Rate
FIPECAFI	– Accounting, Actuarial and Financial Research Institute	TVM	– Securities
	Foundation	UNESCO	– United Nations Educational, Scientific and Cultural
FlRN	– Floating Rate Note		Organization
FxRN	– Fixed Rate Note	VaR	– Value at Risk
IBMEC	– Brazilian Capital Market Institute	VGBL	– Long-term Life Insurance

1 - Bradesco – Line by Line

Net Income

The Net Income, without Goodwill Amortization effects, of the nine-month period and of the quarter ended on September 30, 2006 was R$5,029 million and R$1,611 million, respectively.

To enable the comparability, there is a chart below showing these impacts on the Net Income (without Goodwill Amortization effects) and the respective Published Net Income (without Goodwill Amortization effects):

	R$ million

	2006

	3rd Quarter	Nine Months

Reported Net Income	219	3,351
(+) Full Goodwill Amortization – (3rd quarter/06)	2,109	2,109
(-) Fiscal Effect of Full Goodwill Amortization	(717)	(717)
Adjusted Net Income (without full Goodwill Amortization effects)	1,611	4,743
(+) Goodwill Amortization – 1st half/06	–	433
(-) Fiscal Effect of Goodwill Amortization	–	(147)

Net Income without Amortization effects	1,611	5,029

Returns on Equity – Net Income without Goodwill Amortization effects (Annualized)

	2006

	3rd Quarter	Nine Months

Return on Equity – ROE	33.0%	31.9%
Return on Average Equity – ROAE	32.7%	33.2%
Return on Assets – ROA	2.7%	2.8%
Return on Average Total Assets – ROAA	2.7%	3.0%

Reported Net Income x Net Income without Goodwill Amortization effects – R$ million

For comparability and analysis purposes, in this Report on Economic and Financial Analysis, we are considering the Adjusted Net Income of the nine-month period and of the 3rd quarter of 2006, in the amount of R$4,743 million and R$1,611 million, respectively, i.e., already adjusted by the Full Goodwill Amortization of the 3rd quarter of 2006.

Summarized Statement of Adjusted Income Analysis

With the purpose of favoring the better understanding,comparability and analysis of Bradesco’s results,we started disclosing the Statement of Adjusted Income,which is obtained from a series of adjustments made on the Statement of Reported Income. We point out that the Statement of Adjusted Income will be a basis to be used for analysis and comments of this Report on Economic and Financial Analysis.

Below, we show tables with the Statement of Reported Income, the respective reclassifications/adjustments and the Statement of Adjusted Income.

September YTD/05 x September YTD/06 – R$ million

	Nine Months

	Reported Statement		Adjustments					Adjusted Statement		Variation

	of Income		2005		2006			of Income

	2005	2006	Fiscal Hedge (1)	Belgo- Mineira (2)	Fiscal Hedge (1)	Labor (3)	Goodwill (4)	2005	2006	Amount	%

Net Interest Income (a)	12,852	15,073	(580)	(327)	(280)	–	–	11,945	14,793	2,848	23.8
Allowance for Doubtful Accounts – PDD (b)	(1,737)	(3,223)	–	–	–	–	–	(1,737)	(3,223)	(1,486)	85.5
Intermediation Gross Income	11,115	11,850	(580)	(327)	(280)	–	–	10,208	11,570	1,362	13.3
Insurance, Private Pension Plan and Certificated Savings Plans Operating Income (c)	31	681	–	327	–	–	–	358	681	323	90.2
Fee and Commission Income (d)	5,339	6,474	–	–	–	–	–	5,339	6,474	1,135	21.3
Personnel Expenses (e)	(3,950)	(4,472)	–	–	–	–	–	(3,950)	(4,472)	(522)	13.2
Supplementary Labor Provision (3)	–	(309)	–	–	–	309	–	–	–	–	–
Other Administrative Expenses (e)	(3,703)	(4,199)	–	–	–	–	–	(3,703)	(4,199)	(496)	13.4
Tax Expenses (e)	(1,377)	(1,608)	73	–	35	–	–	(1,304)	(1,573)	(269)	20.6
Other Operating Income/Expenses	(1,475)	(1,994)	–	–	–	–	–	(1,475)	(1,994)	(519)	35.2
Full Goodwill Amortization (4)	–	(2,109)	–	–	–	–	2,109	–	–	–	–
Operating Income	5,980	4,314	(507)	–	(245)	309	2,109	5,473	6,487	1,014	18.5
Non-Operating Income	(37)	20	–	–	–	–	–	(37)	20	57	–
Income on Taxes and Minority Interest	(1,892)	(983)	507	–	245	(309)	(717)	(1,385)	(1,764)	(379)	27.4
Net Income	4,051	3,351	–	–	–	–	1,392	4,051	4,743	692	17.1

(1) the partial result of derivatives used for hedge effect of investments Abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of the hedge strategy;
(2) the extraordinary provision in the “Individual Health” portfolio, to equate the level of premiums for insurance holders above 60 years old of plans prior to Law 9,656/98 and for the benefits related to planos remidos, which was offset by the positive result reached in the disposal of part of our stake in Belgo-Mineira in the period of 2005;
(3) the supplementary constitution of provision for labor proceedings, due to CVM Resolution #489, which was fully offset by the activation of fiscal credits of previous periods, in the amount of R$204 million and by R$105 million of the fiscal credit of the expense of the provision for labor proceedings; and
(4) full goodwill amortization in subsidiaries made in 3Q06.

Bradesco’s net income reached R$4,743 million, accounting for a 17.1% increase in relation to net income of the same period of the previous year. Bradesco’s Stockholders’ Equity amounted to R$21,773 million as of September 30, 2006, equivalent to a 19.2% increase compared to the balance as of September 30, 2005. Consequently, the annualized return on Stockholders’ Equity (ROE) reached 30.1% . Total consolidated assets reached R$243,192 million as of September 30, 2006, a 20.4% growth in relation to the balance of same date of the previous year. The annualized return on total assets (ROA), in the period of 2006, was 2.6% . Earnings per stock reached R$4.84.

The main items influencing net income in the nine months of 2006 compared to the same period of the previous year can be seen below:

(a) Net Interest Income – R$2,848 million

Such growth is basically due to “interest” component, with a share of R$2,266 million, mainly caused by an increment in the business volume, pointing out a 27.0% increase in the volume of loan operations for individuals in the 12-month period ended on September 30, 2006, mainly concerned with consumer sales and personal loan financing, the spread of which is higher when compared to the corporate portfolio. In the “non-interest” component, with a share of R$582 million, the highlight was for the largest gains of TVM and treasury in the nine months of 2006.

(b) Allowance for Doubtful Accounts – R$1,486 million

The variation is mostly due to a 22.3% increase in the volume of loan operations in the 12-month period ended on September 30, 2006, pointing out the individual client operations, with an increase of 27.0%, mainly under the type “personal loan”, which in view of its specific characteristic requires a higher volume of provision, as well as the increase of the delinquency ratio, as noticed in all Brazilian Financial System.

(c) Income from Insurance,Private Pension Plan and Certificated Savings Plans Operations – R$323 million

The evolution is mostly due to: (i) the recovery in sales of the products “VGBL” and “PGBL”; (ii) the increase in the production of products of the corporate plan of the Health segment; (iii) the increase in the production of popular products of the Life segment; mitigated: (iv) by the complementation of the premiums provision in the “Individual Health” portfolio.

(d) Fee and Commission Income – R$1,135 million

The increase in the period is mainly due to a higher volume of operations, combined with the improvement in the segmentation process and BEC and Amex Brasil consolidation, pointing out the items “Checking Accounts”, “Income from Cards”, “Loan Operations” and “Fund Management” .

(e) Personnel, Administrative and Tax Expenses – R$(1,287) million

Out of such amount, R$522 million of personnel expenses is basically due to: (i) the increase in salary levels resulting from the collective bargaining agreement of 2005, which had an impact of 8 months compared to 2005; (ii) the increase in the salary levels resulting from the 2006 collective bargaining agreement; (iii) the higher expenses with provision for labor proceedings (normal) in the period of 2006; and (iv) the consolidation of BEC and Amex Brasil.

The R$496 million of other administrative expenses basically refer to: (i) the effects on increased volume of business; (ii) the consolidation of BEC and Amex Brasil in 2006; and (iii) contractual adjustments in the period.

The R$269 million of tax expenses derive basically from the increase of PIS/COFINS expenses, due to the increase in taxable income in the period of 2006 compared to the same period of 2005.

2nd Quarter/06 x 3rd Quarter/06 – R$ million

	2006

	Reported Statement of		Adjustments				Adjusted Statement of		Variation

	Income		2nd Qtr.	3rd Qtr.			Income

	2nd Qtr.	3rd Qtr.	Fiscal Hedge (1)	Fiscal Hedge (1)	Labor (2)	Goodwill (3)	2nd Qtr.	3rd Qtr.	Amount	%

Net Interest Income (a)	4,961	4,852	(10)	15	–	–	4,951	4,867	(84)	(1.7)
Allowance for Doubtful Accounts – PDD (b)	(1,116)	(1,169)	–	–	–	–	(1,116)	(1,169)	(53)	4.7
Intermediation Gross Income	3,845	3,683	(10)	15	–	–	3,835	3,698	(137)	(3.6)
Insurance, Private Pension Plan and Certificated Savings Plans Operating Income (c)	240	326	–	–	–	–	240	326	86	35.8
Fee and Commission Income (d)	2,091	2,343	–	–	–	–	2,091	2,343	252	12.1
Personnel Expenses (e)	(1,469)	(1,584)	–	–	–	–	(1,469)	(1,584)	(115)	7.8
Supplementary Labor Provision (2)	–	(309)	–	–	309	–	–	–	–	–
Other Administrative Expenses (e)	(1,375)	(1,507)	–		–	–	(1,375)	(1,507)	(132)	9.6
Tax Expenses (e)	(534)	(530)	1	(2)	–	–	(533)	(532)	1	(0.2)
Other Operating Income/Expenses	(708)	(586)	–		–	–	(708)	(587)	121	(17.1)
Full Goodwill Amortization (3)	–	(2,109)	–	–	–	2,109	–	–	–	–
Operating Income	2,090	(273)	(9)	13	309	2,109	2,081	2,157	76	3.7
Non-Operating Income	12	40	–	–	–	–	12	41	29	241.7
Income on Taxes and Minority Interest	(500)	452	9	(13)	(309)	(717)	(491)	(587)	(96)	19.6
Net Income	1,602	219	–	–	–	1,392	1,602	1,611	9	0.6

(1) partial result of derivatives used for hedge effect of investments Abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of this hedge strategy;
(2) supplementary constitution of provisions for labor proceedings, according to CVM Resolution #489 made in the 3rd quarter of 2006, which was offset by activation of fiscal credits of previous periods, in the amount of R$204 million and by R$105 million of the fiscal credit of the expense of the provision for labor proceedings; and
(3) full goodwill amortization in subsidiaries made in 3Q06.

In the 3rd quarter of 2006, Bradesco’s Adjusted Net Income reached R$1,611 million, which corresponds to a 0.6% growth when compared to the 2nd quarter of 2006. Bradesco’s Stockholders’ Equity amounted to R$21,773 million on September 30, 2006, a 1.5% increase in relation to June 30, 2006. Total consolidated assets reached R$243,192 million at the end of the 3rd quarter of 2006, growing 4.4% in the quarter. The main items influencing net income in the 3rd quarter of 2006 compared to the same period of the previous quarter can be seen below:

(a) Net Interest Income – R$(84) million

Such variation is basically due to “non-interest” component, with a reduction of R$293 million, motivated by lower treasury and TVM gains in the quarter, mostly due to the negative adjustment of mark-to-market of derivative financial instruments used as market risk hedge of loan operations in the country, offset by “interest” component, with an evolution of R$209 million resulting, basically, from a business volume expansion, pointing out a 3.4% increase in the volume of loan operations for individuals, mainly concerned with products related to consumer financing.

(b)Allowance for Doubtful Accounts – R$(53) million

The variation is mainly due to the growth of 3.8% in the volume of loan operations in the 3rd quarter of 2006, mainly operations for individuals, specially for the “personal loan” category, due to its specific characteristics, which requires a higher volume of provision, mitigated by the stable increase of the delinquency ratio.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$86 million

The evolution is mainly due to: the constitution of additional technical provision in the “Individual Health” portfolio in the 2nd quarter of 2006 R$95 million.

(d)Fee and Commission Income – R$252 million

The increase is mostly due to an expansion in the volume of operations in the quarter, jointly with the consolidation of Amex Brasil R$130 million in the quarter.

(e) Personnel, Administrative and Tax Expenses – R$(246) million

Out of this amount, R$115 million of personnel expenses is basically due to: (i) the 2006 collective bargaining agreement which affected expenses in R$87 million; and (ii) higher expenses in view of the consolidation of Amex Brasil R$36 million.

Out of this amount, R$132 million of administrative expenses is basically due to the increase in business volumes, jointly with the consolidation of Amex Brasil at the amount of R$75 million.

Highlights

Adjusted Income

	R$ million

	September YTD		Variation	2006		Variation

	2005	2006	%	2nd Qtr.	3rd Qtr.	%

Adjusted Net Interest Income	11,945	14,793	23.8	4,951	4,867	(1.7)
Allowance for Doubtful Accounts Expenses	1,737	3,223	85.5	1,116	1,169	4.7
Fee and Commission Income	5,339	6,474	21.3	2,091	2,343	12.1
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	9,343	10,553	13.0	3,288	3,807	15.8
Personnel Expenses	3,950	4,472	13.2	1,469	1,584	7.8
Other Administrative Expenses	3,703	4,199	13.4	1,375	1,507	9.6
Adjusted Operating Income	5,473	6,487	18.5	2,081	2,157	3.7
Adjusted Net Income	4,051	4,743	17.1	1,602	1,611	0.6

Balance Sheet

	R$ million

	September		Variation	2006		Variation

	2005	2006	%	June	September	%

Total Assets	201,913	243,192	20.4	232,935	243,192	4.4
Securities	64,248	73,022	13.7	70,382	73,022	3.8
Loan and Leasing Operations	75,244	92,013	22.3	88,643	92,013	3.8
Permanent Assets	4,530	3,713	(18.0)	5,779	3,713	(35.8)
Deposits	71,095	78,853	10.9	78,356	78,853	0.6
Borrowings and Onlendings	15,241	16,640	9.2	15,485	16,640	7.5
Technical Provisions	38,235	45,719	19.6	43,947	45,719	4.0
Stockholders’ Equity	18,262	21,773	19.2	21,461	21,773	1.5

Change in Number of Outstanding Stocks

	Common stock	Preferred stock	Total

Number of Outstanding Stocks on September 30, 2005	245,258,752	244,969,419	490,228,171
Stocks Acquired and Cancelled	(301,600)	–	(301,600)
Stocks Acquired and not Cancelled	(464,300)	–	(464,300)
100% Bonus	244,957,152	244,969,419	489,926,571
Number of Outstanding Stocks on December 31, 2005	489,450,004	489,938,838	979,388,842
Stocks Acquired and Cancelled	–	(30,000)	(30,000)
Stocks Acquired and not Cancelled	(153,800)	(6,400)	(160,200)
Number of Outstanding Stocks on September 30, 2006	489,296,204	489,902,438	979,198,642

Stock Performance

	R$

	September YTD		Variation	2006		Variation

	2005	2006	%	2nd Qtr.	3rd Qtr.	%

Net Income per Stock (*) (1)	4.13	4.84	17.2	1.64	1.65	0.6
Dividends/JCP per Stock– ON (after IR) (**)	1.271	1.838	44.6	0.503	0.889	76.7
Dividends/JCP Per Stock – PN (after IR) (**)	1.398	2.021	44.6	0.554	0.978	76.5
Book Value per Stock (ON and PN) (*)	18.63	22.24	19.4	21.92	22.24	1.5
Last Business Day Average Price – ON	50.94	67.98	33.5	63.09	67.98	7.8
Last Business Day Average Price – PN	54.36	72.08	32.6	68.08	72.08	5.9
Market Value (R$ million) (***)	51,620	68,575	32.8	64,224	68,575	6.8

(*) For the purposes of comparison, the amounts were adjusted by 100% due to stocks bonus occurred as of 11.22.2005
(**) In the 3rd quarter and in the nine months of 2006, the Board of Directors’ Meeting Resolutions of 10.5.2006 are considered.
(***) Number of stocks (disregarding the treasury stocks) x average quotation of the last day of the period.
(1) Ajusted net income was considered in the 3rd quarter and in the nine months of 2006.

Cash Generation

	R$ million

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr. (*)	September YTD (*)

Net Income	1,416	1,430	4,051	1,602	1,611	4,743
Equity in the Earnings of Affiliated	(10)	(64)	(69)	(30)	(7)	(42)
Allowance for Doubtful Accounts	562	540	1,737	1,116	1,169	3,223
Allowance/Reversal for Mark-to-Market	(38)	3	(28)	35	–	51
Depreciation and Amortization	111	109	336	114	128	351
Goodwill Amortization	88	86	270	314	–	433
Other	42	34	106	(25)	16	19
Total	2,171	2,138	6,403	3,126	2,917	8,778

(*) It considers the adjusted net income.

Added Value with Hedge Adjustment/Full Goodwill Amortization

	R$ million

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD
Added Value (A+B+C)	3,459	4,034	10,686	4,094	4,311	12,544
A – Gross Income from Financial Intermediation	3,385	3,797	10,208	3,835	3,698	11,570
B – Fee and Commission Income	1,760	1,918	5,339	2,091	2,343	6,474
C – Other Operating Income/Expenses	(1,686)	(1,681)	(4,861)	(1,832)	(1,730)	(5,500)

Distribution of Added Value (D+E+F+G)	3,459	4,034	10,686	4,094	4,311	12,544
D – Employees	1,082	1,315	3,462	1,286	1,391	3,923
E – Government	961	1,289	3,173	1,206	1,309	3,878
F – JCP/Dividends to Stockholders (paid and provisioned) (*)	559	612	1,537	609	972	2,120
G – Reinvestment of Profits	857	818	2,514	993	639	2,623

Distribution of Added Value –percentage	100.0	100.0	100.0	100.0	100.0	100.0
Employees	31.3	32.6	32.4	31.3	32.4	31.3
Government	27.8	32.0	29.7	29.5	30.4	30.9
JCP/Dividends to Stockholders (paid and provisioned)	16.2	15.2	14.4	14.9	22.5	16.9
Profit Reinvestments	24.7	20.2	23.5	24.3	14.7	20.9

(*) In the 3rd quarter and in the nine months of 2006, the Board of Directors’ Meeting Resolutions of 10.5.2006 are considered.

Fixed Assets to Stockholders’ Equity Ratio Calculation

	R$ million

	2005		2006

	June	September	June	September

Stockholders’ Equity + Minority Stockholders	17,502	18,316	21,516	21,829
Subordinated Debts	6,185	6,077	9,650	10,265
Tax Credits	(82)	(82)	(149)	(149)
Exchange Membership Certificates	(64)	(66)	(78)	(80)
Reference Equity (A) (*)	23,541	24,245	30,939	31,865
Permanent Assets	7,259	7,576	10,170	8,642
Fixed Assets and Leasing	(2,614)	(2,960)	(4,301)	(4,844)
Unrealized Leasing Losses	(96)	(96)	(106)	(100)
Other Adjustments	(64)	(66)	(689)	92
Total Fixed Assets (B) (*)	4,485	4,454	5,074	3,790
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	19.1	18.4	16.4	11.9
Excess	7,286	7,669	10,396	12,142

(*) For the calculation of Fixed Assets to Stockholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Fixed Assets, as per BACEN’s resolution 2,283.

Performance Ratios (annualized) – in percentage (*)

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Return on Stockholders’ Equity (total)	36.6	35.2	30.6	33.4	33.0	30.1
Return on Stockholders’ Equity (average)	38.1	36.5	33.6	35.0	32.7	31.5
Return on Total Assets (total)	2.9	2.9	2.7	2.8	2.7	2.6
Return on Total Assets (average)	3.0	2.9	2.8	2.9	2.7	2.8
Stockholders’ Equity to Total Assets	9.0	9.0	9.0	9.2	9.0	9.0
Capital Adequacy Ratio (Basel) – Financial Consolidated	18.2	17.7	17.7	18.7	18.4	18.4
Capital Adequacy Ratio (Basel) – Total Consolidated	15.8	15.5	15.5	16.5	16.2	16.2
Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	41.4	42.8	42.8	48.0	46.0	46.0
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	19.1	18.4	18.4	16.4	11.9	11.9
Expanded Combined Ratio	88.8	86.9	89.2	85.4	82.5	84.2
Efficiency Ratio (12 months accumulated)	49.1	47.0	47.0	43.2	42.4	42.4

(*) Adjusted net income was used for calculations involving the 3rd quarter of 2006 and the nine months of 2006.

Market Share – Consolidated – in percentage

	2005		2006

	June	September	June	September

Banks – Source: BACEN
Time Deposit	10.8	10.0	9.8	N.A.
Savings Deposit	15.4	15.3	14.8	N.A.

Demand Deposit	17.4	17.5	17.3	N.A.
Loan Operations	12.3	12.7	12.7	12.6
Number of Branches	16.7	16.7	16.8	16.8

Banks – Souce: ANBID
Investment Funds + Portfolios	15.2	15.2	15.2	14.7

Banks – Source: Federal Revenue Secretariat
CPMF	20.1	20.0	20.0	19.8

Insurance, Private Pension Plans and Certificated Savings Plans –Source: SUSEP and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	24.2	25.0	24.6	25.0 (*)
Insurance Premiums (1)	24.6	25.3	24.7	25.2 (*)
Revenues from Pension Plans Contributions (2)	26.2	27.2	28.6	28.6 (*)
Revenues from Certificated Savings Plans	19.3	20.3	19.6	19.8 (*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	38.2	38.0	37.3	37.2 (*)

Insurance and Private Pension Plans – Source: ANAPP
Revenues from VGBL Premiums	41.1	43.6	42.7	42.3 (*)
Revenues with PGBL Contributions	23.8	25.3	33.1	33.8 (*)
Private Pension Plans Investment Portfolios (1)	45.0	44.7	43.0	42.7 (*)

Credit Card – Source: ABECS
Credit Card Revenue	10.8	10.7	12.9	14.8

Leasing – Source: ABEL
Active Operations	11.3	11.4	11.8	11.8 (*)

Banco Finasa – Source: BACEN
Finabens (Portfolio)	13.6	20.9	20.1	19.9 (*)
Auto (Portfolio) – This includes Banco Bradesco	26.6	27.2	26.4	25.6

Consortia – Source: BACEN
Real Properties	19.1	21.4	25.4	26.3
Auto	14.5	15.2	18.3	17.1

International Area –Source: BACEN
Export Market	21.0	20.1	22.6	22.9
Import Market	14.8	14.7	14.5	15.0

(1) Includes VGBL.
(2) Excludes VGBL.
(*) Reference date: August 2006.
N.A.: Not available.

Other Information

	2006		Variation	September		Variation

	June	September	%	2005	2006	%

Assets under Management – in R$ million	343,628	358,557	4.3	295,492	358,557	21.3
Number of Employees	75,295	78,319	4.0	73,556	78,319	6.5
Number of Branches	2,993	3,002	0.3	2,916	3,002	2.9
Checking Account Holders – million	16.6	16.8	1.2	16.5	16.8	1.8
Savings Account Holders – million	32.4	32.8	1.2	32.5	32.8	0.9
Debit and Credit Card Base – million	52.5	53.3	1.5	50.9	53.3	4.7

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December					2006

	2001	2002	2003	2004	2005	June	September

Common	438,360	431,606	479,018	476,703	489,450	489,317	489,296
Preferred	425,968	425,122	472,164	472,163	489,939	489,908	489,903
Subtotal – Outstanding Stocks	864,328	856,728	951,182	948,866	979,389	979,225	979,199
Treasury Stocks	2,934	5,878	344	–	464	598	624
Total	867,262	862,606	951,526	948,866	979,853	979,823	979,823

(*) For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

On September 30, 2006, Bradesco’s capital stock was R$13.0 billion, composed of 979,823,142 stocks, of which 489,914,304 are common and 489,908,838 are preferred, non-par and book-entry stocks. The largest stockholder is the holding company, Cidade de Deus Participações, which directly holds 48.44% of our voting capital and 24.32% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is basically owned by Fundação Bradesco and Elo Participações e Investimento. Elo Participações e Investimento has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 122).

Quantity of Stockholders – Resident in the Country and Abroad

	December					2006

	2001	2002	2003	2004	2005	June	September

Individual	2,170,158	2,153,800	2,158,808	1,254,044	1,244,572	1,254,077	1,253,294
Corporate	181,007	179,609	180,559	116,894	116,225	116,534	116,398
Subtotal Residents in the Country	2,351,165	2,333,409	2,339,367	1,370,938	1,360,797	1,370,611	1,369,692
Residents Abroad	565	373	465	3,780	3,701	3,711	3,697
Total	2,351,730	2,333,782	2,339,832	1,374,718	1,364,498	1,374,322	1,373,389

Concerning Bradesco’s stockholders, domiciled in the Country and Overseas, on September 30, 2006, 1,369,692 stockholders were domiciled in Brazil, accounting for 99.7% of total stockholders’ base and holding 71.59% of the Bradesco’s outstanding stocks. Whereas the number of stockholders living abroad was 3,697, representing 0.3% of total stockholders’ base and holding 28.41% of Bradesco’s outstanding stocks.

Market Value – R$ million

N.B.: the market value disregards the treasury stocks and uses the average quotation for the last day of the period.

Market Value/Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book value.
Formula used: quantity of common and preferred stocks multiplied by its respective average price of the last business day of the period. The amount is divided by book value of the period.

Dividend Yield – in percentage (accumulated over the past 12 months)

Dividend Yield: is the ratio of the stock price and dividends and/or interest on own capital distributed to stockholders over the past 12 months, indicating the investors’ return related to profit sharing. Formula used: amount received by stockholder as dividend and/or interest on own capital over the past 12 months, which is divided by preferred stock closing price of the last business day of the period.
(*) The Board of Directors’ Meeting Resolutions of 10.5. 2006 are considered.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital.
Formula used: amount received by stockholders as dividends and/or interest on own capital, which is divided by net income adjusted by legal reserve (5% of net income).
(*) The Board of Directors’ Meeting Resolutions of 10.5.2006 are considered.

Financial Volume – Bradesco PN x IBOVESPA – R$ billion (except percentage)

Source: Economática

Earnings per Share – R$ (accumulated over the past 12 months) (*)

(*) For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.
(**) Adjusted earnings was used.

Bradesco PN (BBDC4) x IBOVESPA – Appreciation Index (in percentage)

Source: Economática

Bradesco Stock Performance

The first nine months of 2006 were highlighted by the volatility of the emerging markets, partially due to uncertainties about the performance of the US economy, taking the investor to the realization of accumulated gains to invest them in markets with lower risks.

The end of the tightining cycle of the North American monetary policy during the 3rd quarter jointly with sings that the US economy shall not undergo a strong slowdown in its growth rhythm made flows regain power, in a rhythm slower than the one previously observed, causing an improvement in the Brazilian market performance.

Concerning the banking sector, also during the 3rd quarter, additionally there was an improvement in the perception in relation to the sector’s foundations, specially in relation to the default index. Thus, Bradesco’s preferred stocks appreciated 7.8% (adjusted by dividends) in the first nine months of the year, against a 8.9% positive performance of Ibovespa.

Statement of Adjusted Income

	R$ million

	September YTD		Variation	2006		Variation

	2005	2006	%	2nd Qtr.	3rd Qtr.	%

Revenues from Financial Intermediation	22,854	28,099	23.0	9,680	9,623	(0.6)
Loan Operations	11,484	14,942	30.1	5,167	5,258	1.8
Leasing Operations	316	460	45.6	152	174	14.5
Securities Transactions	3,315	4,374	31.9	1,532	1,794	17.1
Financial Income on Insurance, Private Pension Plans
and Certificated Savings Plans	4,422	5,047	14.1	1,623	1,591	(2.0)
Derivative Financial Instruments	1,865	1,632	(12.5)	529	303	(42.7)
Foreign Exchange Transactions	321	632	96.9	350	168	(52.0)
Compulsory Deposits	1,131	1,012	(10.5)	327	335	2.4
Expenses From Financial Intermediation (not including PDD)	10,909	13,306	22.0	4,729	4,756	0.6
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	7,572	8,984	18.6	3,017	3,431	13.7
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	2,714	2,866	5.6	915	908	(0.8)
Borrowings and Onlendings	616	1,450	135.4	795	415	(47.8)
Leasing Operations	7	6	(14.3)	2	2	–
Net Interest Income	11,945	14,793	23.8	4,951	4,867	(1.7)
Allowance for Doubtful Accounts	(1,737)	(3,223)	85.5	(1,116)	(1,169)	4.7
Gross Income from Financial Intermediation	10,208	11,570	13.3	3,835	3,698	(3.6)
Other Operating Income (Expense)	(4,735)	(5,083)	7.3	(1,754)	(1,541)	(12.1)
Fee and Commission Income	5,339	6,474	21.3	2,091	2,343	12.1
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	358	681	90.2	240	326	35.8
(+) Net Premiums Written	11,741	13,360	13.8	4,250	4,714	10.9
(-) Reinsurance Premiums and Redeemed Premiums	(2,398)	(2,807)	17.1	(962)	(907)	(5.7)
(=) Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans	9,343	10,553	13.0	3,288	3,807	15.8
Retained Premiums from Insurance	5,493	5,973	8.7	1,903	2,074	9.0
Private Pension Plans Contributions	2,816	3,562	26.5	1,044	1,381	32.3
Income on Certificated Savings Plans	1,034	1,018	(1.5)	341	352	3.2
Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	(1,110)	(1,946)	75.3	(466)	(901)	93.3
Variation in Technical Provisions for Insurance	(253)	(537)	112.3	(142)	(151)	6.3
Variation in Technical Provisions for Private Pension Plans	(848)	(1,400)	65.1	(320)	(747)	133.4
Variation in Technical Provisions for Certificated Savings Plans	(9)	(9)	–	(4)	(3)	(25.0)
Retained Claims	(4,292)	(4,475)	4.3	(1,476)	(1,490)	0.9
Certificated Savings Plans Draws and Redemptions	(897)	(878)	(2.1)	(288)	(305)	5.9
Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses	(697)	(754)	8.2	(251)	(260)	3.6
Insurance Products Selling Expenses	(570)	(607)	6.5	(201)	(206)	2.5
Private Pension Plans Selling Expenses	(115)	(134)	16.5	(46)	(48)	4.3
Certificated Savings Plans Selling Expenses	(12)	(13)	8.3	(4)	(6)	50.0
Expenses with Private Pension Plans Benefits and Redemptions	(1,989)	(1,819)	(8.5)	(567)	(525)	(7.4)
Personnel Expenses	(3,950)	(4,472)	13.2	(1,469)	(1,584)	7.8
Other Administrative Expenses	(3,703)	(4,199)	13.4	(1,375)	(1,507)	9.6
Tax Expenses	(1,304)	(1,573)	20.6	(533)	(532)	(0.2)
Equity in the Earnings of Affiliated Companies	69	42	(39.1)	30	7	(76.7)
Other Operating Income	797	990	24.2	316	419	32.6
Other Operating Expenses	(2,341)	(3,026)	29.3	(1,054)	(1,013)	(3.9)
Operating Income	5,473	6,487	18.5	2,081	2,157	3.7
Non-Operating Income	(37)	20	–	12	41	241.7
Income before Taxes and Profit Sharing	5,436	6,507	19.7	2,093	2,198	5.0
Taxes on Income	(1,381)	(1,757)	27.2	(491)	(585)	19.1
Minority Interest in Consolidated Subsidiaries	(4)	(7)	75.0	–	(2)	–
Net Income	4,051	4,743	17.1	1,602	1,611	0.6
Annualized Return on Stockholders’ Equity (%)	30.6	30.1		33.4	33.0

Analysis of the Statement of Adjusted Income – R$ million

Income from Loan Operations and Leasing Result

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
11,793	15,396	30.6	5,317	5,430	2.1

In the period, income was up basically as a result of: (i) the increase in the volume of the loan portfolio, which totaled R$92,013 in September/06 against R$75,244 in September/05, i.e., a 22.3% increase, particularly in the individual client portfolio, up by 27.0%, which shows higher profitability than corporate portfolio, pointing out “Auto” and “Personal Loan” products, while in the corporate portfolio there was an increase of 19.1%, pointing out “BNDES Onlending” and “Operations Abroad” products; (ii) lower exchange loss variation of 7.1% in the period/06, against an exchange loss variation of 16.3% in the period/05, affecting foreign currency indexed and/or denominated operations, which comprise 9.2% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts (ACC)); which was partially offset: (iii) by the decrease in average interest rates, observing the 11.5% CDI variation in the period/06, against 14.1% in the period/05.

The variation in income in the quarter was mainly due to: (i) an increase of 3.8% in the loan portfolio volume, which reached the amount of R$92,013 in September/06, against R$88,643 in June/06, pointing out the individual client portfolio, with a growth of 3.4%, which shows higher profitability than the corporate portfolio, pointing out the products connected to the consumer financing, while in the corporate portfolio, there was an increase of 4.1%, pointing out “Operations Abroad” and “BNDES Onlendings” products, and (ii) lower exchange gain variation of 0.5% in 3Q06, against exchange loss variation of 0.4% in 2Q06, affecting our foreign currency indexed and/or denominated operations, comprising 9.2% of total Loan and Leasing Operations, basically derived from the corporate portfolio (excluding Advances on Foreign Exchange Contracts (ACC)), which was partially mitigated: (iii) by a drop in the average interest rates, observing the 3.5% CDI variation in 3Q06, against 3.6% in 2Q06.

Income from Operations with Securities (TVM) and Derivative Financial Instruments

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
5,180	6,006	15.9	2,061	2,097	1.7

The increase in income in the period is basically due to: (i) higher “non-interest” income gains of R$529; (ii) lower exchange loss variation of 7.1% in the period/06, against an exchange loss variation of 16.3% in the period/05, impacting on the foreign currency indexed and/or denominated operations, comprising 9.1% of the portfolio; which was offset: (iii) by the reduction in the average interest rates, observing the 11.5% CDI variation in the period/06, against 14.1% in the period/05.

The variation in income in the quarter is mainly due to: (i) the lower exchange gain variation of 0.5% in 3Q06, against exchange loss variation of 0.4% in 2Q06, impacting on the foreign currency indexed and/or denominated operations, comprising 9.1% of the portfolio; offset by: (ii) a reduction in the average interest rates, observing the 3.5% CDI variation in 3Q06, against 3.6% in 2Q06; and (iii) lower “non-interest”income gains, basically due to the negative adjustment of mark-to-market of derivative financial instruments used as market risk hedge of loan operations in the country.

Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
4,422	5,047	14.1	1,623	1,591	(2.0)

The growth in the period was basically due to: (i) an increase in the volume of the securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially “VGBL” and “PGBL” products; (ii) a higher IGP-M variation of 2.3% in the period/06, against 0.2% in the period/05; (iii) higher non-interest income of R$314 in the period/06, against R$217 in the period/05, arising from higher gains of securities; partially mitigated by: (iv) the reduction in the average interest rates, observing the 11.5% CDI variation in the period/06, against 14.1% in the period/05.

The decrease in the quarter was substantially due to: (i) a decrease in the average interest rates, observing the 3.5% CDI variation in 3Q06, against 3.6% in 2Q06; (ii) the R$124 drop of “non-interest” income resulting from lower gains with securities; partially mitigated: (iii) by increase in the volume of securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially “VGBL” and “PGBL” products.

Foreign Exchange Transactions

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
321	632	96.9	350	168	(52.0)

This item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After the deductions, the result would be R$170 in the period/05 and R$255 in the period/06, mostly influenced by an increase in the average volume of foreign exchange portfolio in the period.

This item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After such deductions, the result would be R$86 in 2Q06 and R$96 in 3Q06, mostly influenced by an increase in the average volume of foreign exchange portfolio in the quarter.

Compulsory Deposits

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,131	1,012	(10.5)	327	335	2.4

The variation in the period is basically due to: (i) a reduction in the SELIC rate of 11.5% in the period/06, against 14.1% in the period/05, used to remunerate the additional compulsory deposit; (ii) a reduction in Reference Rate – TR from 1.6% in the period/06 against 2.2% in the period/05, which composes the remuneration of compulsory deposit over savings deposits; which was offset: (iii) by the increase in the average volume of deposits in the period.

The variation in the quarter is basically due to: (i) an increase in the average volume of deposits in the quarter; (ii) an increase in Reference Rate – TR from 0.5% in 2006 to 0.6% in 3Q06; offset: (iii) by the reduction in SELIC rate from 3.6% in 2Q06 to 3.5% in 3Q06, used to remunerate the additional compulsory deposit.

Market Funding Operations Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
7,572	8,984	18.6	3,017	3,431	13.7

The variation in the period is mostly due to: (i) the increase in the average funding balance; (ii) lower exchange loss variation of 7.1% in the period/06, against exchange loss variation of 16.3% in the period/05, impacting the foreign currency indexed and/or denominated funding; which was offset by: (iii) reduction in the average interest rates, observing the 11.5% CDI variation in the period/06, against 14.1% in the period/05, mainly affecting the time deposits expenses and purchase and sale commitments; and (iv) a reduction in Reference Rate – TR from 2.2% in the period/05 to 1.6% in the period/06, impacting on the remuneration of savings deposits.

The growth in the quarter mainly derives from: (i) the increase in the average funding balance in 3Q06; (ii) exchange gain variation of 0.5% in 3Q06, against exchange loss variation of 0.4% in 2Q06, impacting on the foreign currency indexed and/or denominated funding; which was offset: (iii) by reduction in the average interest rates, observing the 3.5% CDI variation in the 3Q06, against 3.6% in 2Q06, mainly affecting the time deposits expenses and purchase and sale commitments.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
2,714	2,866	5.6	915	908	(0.8)

The increase in the period is basically due to: (i) higher average balance of technical provisions, especially “PGBL” and “VGBL” products; (ii) higher IGP-M variation of 2.3% in the period/06, against 0.2% in the period/05, one of the indexes which also remunerates the technical provisions; partially mitigated: (iii) by the reduction in the average interest rates, observing the 11.5% CDI variation in the period/06, against 14.1% in the period/05.

The decrease in the quarter is basically due to: (i) the drop in the average interest rates, observing the 3.5% CDI variation in 3Q06, against 3.6% in 2Q06; partially mitigated by: (ii) higher average balance of technical provisions, especially “PGBL” and “VGBL” products.

Borrowings and Onlendings Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
616	1,450	135.4	795	415	(47.8)

The variation in the quarter is mainly due to the lower exchange loss variation of 7.1% in the period/06, against exchange loss variation of 16.3% in the period/05, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 36.3% of the Borrowings and Onlendings portfolio.
			The decrease in the quarter is basically due to the lower expense with bankers abroad R$353, due to the lower volume of these operations.

Net Interest Income

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
11,945	14,793	23.8	4,951	4,867	(1.7)

The variation of R$2,848 in net interest income is composed of: (i) increase in interest income operations of R$2,266, mainly due to a growth in the business volume; and (ii) higher “non-interest” income of R$582, basically due to higher securities and treasury gains.

The variation of R$(84) in net interest income is composed of: (i) the reduction in “non-interest” income of R$293, mostly due to lower TVM and treasury gains, basically due to the negative adjustment of mark-to-market of derivative financial instruments used as market risk hedge of loan operations in the country; offset: (ii) by the increase in interest income operations of R$209, mainly due to the growth in business volume.

Allowance for Doubtful Accounts Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,737	3,223	85.5	1,116	1,169	4.7

The increased expense in the period of R$1,486 is compatible with the performance of our loan portfolio, which evolved 22.3%, that is, R$16,769, over the past 12 months, pointing out to the strong growth of the individual client portfolio with 27.0% or R$8,245 in the period, jointly with the deterioration of the payment capacity of our clients-individuals.

We recorded surplus provision of R$27 in 2Q06 and R$12 in 3Q06. Excluding such effects, the expense would be R$1,089 in 2Q06 and R$1,157 in 3Q06, a R$68 growth or 6.2%, according to the loan portfolio growth, mitigated by the stable delinquency ratio in 3Q06.

Fee and Commission Income

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
5,339	6,474	21.3	2,091	2,343	12.1

The increase in the period is mainly due to a hike in the volume of operations, combined with a growth in the client base and improvement in the segmentation process, pointing out: (i) card income R$288, basically by the consolidation of Amex Brasil in 3Q/06 R$116; (ii) checking account R$268; (iii) loan operations R$191; (iv) assets under management R$163; (v) collection R$47; (vi) consortium management R$41; and (vii) collection of taxes R$36.

The variation in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) income on cards R$160, basically by the consolidation of Amex Brasil in 3Q06 R$116; (ii) checking account R$22; (iii) assets under management R$21; and (iv) loan operations R$14.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
9,343	10,553	13.0	3,288	3,807	15.8

The growth is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Retained Premiums from Insurance

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
5,493	5,973	8.7	1,903	2,074	9.0

The growth in the period basically resulted from: (i) the increase in Health insurance production, substantially due to the corporate plan R$229; (ii) the increase in Life insurance production R$122; (iii) the increase in DPVAT business volume R$83; (iv) the recording, in the period/06 of premiums of effective and non-issued risks, which had its accounting system changed by means of the Circular SUSEP 314 in the Auto segment R$91 and in the Basic Lines R$30; partially mitigated: (v) by the reduction of Auto insurance production, due to the fee policy adjustment in search for a better profile of the insured, with the purpose of making the product more competitive and balance the portfolio result R$68.

The growth in the quarter is mainly due to: (i) the recovery in the production of the Auto segment R$84, due to the adjustment made in the tariff, which enabled the increase in production, mainly in the segment of passenger vehicles and light pick-ups, in addition to maintain the portfolio balance by the higher attractiveness for clients with a better profile; (ii) the increase in Health insurance sales, basically by the corporate plan, R$27, due to the annual readjustment of the premiums by the variation of the medical-hospital costs; and (iii) the supplementary recording, in 3Q06, of premiums of effective and non-issued risks , which had its accounting system changed by means of the Circular SUSEP 314 in the Auto segment R$65.

b) Private Pension Plans Contributions

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
2,816	3,562	26.5	1,044	1,381	32.3

The increase in the period is due to: (i) the recovery in the sales of “VGBL” R$1,170; mitigated by: (ii) the increase in the volume of redemption of “VGBL” R$398. The period/2005 was influenced by uncertainties generated by changes in the tax legislation, temporarily affecting business in that period.
N.B.: according to SUSEP, the recording of “VGBL” redemptions reduces the retained contributions.
			The growth in the quarter is mainly due to the higher sale of “VGBL” product R$321. N.B.: according to SUSEP, the recording of “VGBL” redemptions reduces the retained contributions.

c) Income on Certificated Savings Plans

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,034	1,018	(1.5)	341	352	3.2

The variation in the period largely shows the reduction in the sales volume of the single payment products of R$1,000.00 and R$100.00.
The growth in the quarter is mainly due to the larger volume of sale of “Pé Quente GP Ayrton Senna” (in partnership with Instituto Ayrton Senna), “Pé Quente Bradesco SOS Mata Atlântica” (in partnership with Fundação SOS Mata Atlântica) and “Pé Quente Bradesco 1000” products, as well as the launching of “Pé Quente Bradesco SOS Mata Atlântica 300” product.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,110)	(1,946)	75.3	(466)	(901)	93.3

The variation is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(253)	(537)	112.3	(142)	(151)	6.3

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The premium variations occurred in the period/06 were comprised of: (i) higher constitution of premium provisions in the Health portfolio R$320 (R$244 of additional provision in the portfolio of “Individual Health”), Life R$111 and Basic Lines segments R$25; (ii) constitution of provision of effective and non-issued risks (PPNG), previously recorded in memorandum accounts in compliance with the Circular SUSEP 314 in the Auto segment R$82 and Basic Lines R$30; mitigated: (iii) by the reversal of provision of the Auto segment R$31.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The main variation occurred in 3Q06 were comprised of: (i) higher constitution of technical provision in the Auto segment R$54, Health portfolio R$30, Life segment R$27 and Basic Lines R$8; and (ii) complement of the establishment of provision of effective and non-issued risks (PPNG), previously recorded in memorandum accounts in compliance with the Circular SUSEP 314, in the Auto segment R$32.

b) Variation in Technical Provisions for Private Pension Plans

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(848)	(1,400)	65.1	(320)	(747)	133.4

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the period are mainly due to the increase in sales of “VGBL” R$774.			Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the quarter are mainly due to the higher sale of “VGBL” product R$353.

c) Variation in Technical Provisions for Certificated Savings Plans

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(9)	(9)	–	(4)	(3)	(25.0)

In this period, constitution of provision is mainly due to the constitution of technical provision for draws to carry out and for contingency. There was no relevant variation between the periods.			In this quarter, constitution of provision is mainly due to the constitution of technical provision for draws to carry out and for contingency. There was no relevant variation between the periods.

Retained Claims

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(4,292)	(4,475)	4.3	(1,476)	(1,490)	0.9

The growth in the period is due to: (i) an increase in reported claims in the Life R$78, Auto R$46 and DPVAT R$104 segments, this last one influenced by the IBNR provision complement, to comply with the CNSP Resolution 138, which mentions that the difference between the amount accumulated by the assets ensuring the IBNR provision and the balance of this provision must be fully recorded in IBNR expenses; mitigated: (ii) by the reduction of reported claims of Basic Lines R$31 and Health R$14 segment.
N.B.: Despite the nominal increase, the claims ratio decreased from 81.4% to 78.3% .

The variation in the quarter is due to: (i) the increase in Life R$12, Health R$6 and Basic Lines R$6 segments; mitigated: (ii) by the decrease in reported claims of the Auto R$9 and DPVAT R$1 segments.
N.B.: Between the quarters, the claims ratio decreased from 79.9% to 77.8% .

Certificated Savings Plans Draws and Redemptions

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(897)	(878)	(2.1)	(288)	(305)	5.9

The redemptions are directly related to revenue. The variation in the period is due to the decrease in revenues from certificated savings plans.			The redemptions are directly related to revenue. The variation in the quarter is due to increase in revenues from certificated savings plans.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(697)	(754)	8.2	(251)	(260)	3.6

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Insurance Products Selling Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(570)	(607)	6.5	(201)	(206)	2.5

The increase in the period basically results from the growth in insurance sales, specially in the Auto R$19 and Life R$16 segments. In the sale/received premium ratio, there was a slight drop in the indexes (11.4% in the period/05 and 11.3% in the period/06).

In nominal terms, selling expenses remained practically steady in 3Q06 when compared to 2Q06. In the sale/received premiums ratio, there was a slight drop in the indexes (11.4% in 2Q06 and 11.3% in 3Q06).

b) Private Pension Plans Selling Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(115)	(134)	16.5	(46)	(48)	4.3

The variation in the period is mainly a result of the increase in selling expenses of the traditional plans R$18.			In nominal terms, sales expenses remained practically stable in 3Q06 compared to 2Q06.

c) Certificated Savings Plans Selling Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(12)	(13)	8.3	(4)	(6)	50.0

In nominal terms, selling expenses remained steady in the period/06 in relation to the period/05.			The variation in the quarter derives from higher selling expenses due to the use of “Fundação SOS Mata Atlântica” brand.

Private Pension Plans Benefits and Redemptions Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,989)	(1,819)	(8.5)	(567)	(525)	(7.4)

The variation in the period was derived from: (i) lower volume of redemptions in PGBL R$91 and in traditional plans R$117; mitigated: (ii) by the higher volume of benefits granted R$38.			The variation in the quarter is mainly due to: (i) the lower volume of redemptions in traditional plans R$58 and “PGBL” R$12; mitigated: (ii) by the higher volume of benefits granted R$28.

Personnel Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(3,950)	(4,472)	13.2	(1,469)	(1,584)	7.8

The variation in the period is mainly due to: (i) the increase in salary levels, resulting from the 2006 collective bargaining agreement (3.5%) which had an impact of R$87, of which supplementary PLR was R$63, labor liabilities was R$14 and increase in payroll was R$10; (ii) the higher expenses with provision for labor proceedings R$103; (iii) the consolidation of BEC, Fidelity and Amex Brasil R$93; (iv) higher expenses of PLR R$59; and (v) the increase in salary levels resulting from the 2005 collective bargaining agreement (6.0%), benefits and other R$180.

The variation in the quarter is basically due to: (i) the increased salary levels resulting from the 2006 collective bargaining agreement (3.5%) which affected in R$87 of which supplementary PLR was R$63, labor liabilites restatement was R$14 and increase in payroll was R$10; and (ii) higher expenses in view of the consolidation n of Amex Brasil R$36.

Other Administrative Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(3,703)	(4,199)	13.4	(1,375)	(1,507)	9.6

The increase in the period is basically due to: (i) the increase in the client base and businesses; (ii) the consolidation of BEC/Amex Brasil in the period/06; (iii) the contractual adjustments; and (iv) the investments in the improvement and optimization of the technological platform (IT).

The variation in the quarter basically derives from the higher expenses with: (i) the consolidation of Amex Brasil R$75; (ii): third-party services R$39; (iii) data processing R$4; and (iv) depreciation and amortization R$5.

Tax Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,304)	(1,573)	20.6	(533)	(532)	(0.2)

The increase in the period basically derives from: (i) PIS/COFINS increased expenses by R$205 in view of the increase of taxable income; and (ii) ISS increased expenses R$38.			In nominal terms, tax expenses remained practically stable in 3Q06 compared to 2Q06.

Equity in the Earnings of Affiliated Companies

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
69	42	(39.1)	30	7	(76.7)

The variation in the period is substantially due to: (i) lower results obtained in IRB Brasil-Resseguros R$53; which was partially offset: (ii) by the positive result reached in Bradesco Templeton R$24.
			The reduction in the quarter substantially derives from lower results obtained in the affiliated companies in 3Q06, when compared to 2Q06, basically at Bradesco Templeton R$23.

Other Operating Income

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
797	990	24.2	316	419	32.6

The increase in the period is basically due to: (i) higher net interest income R$142; and (ii) higher revenues of recovery of charges and expenses R$64.			The increase in the quarter is basically due to: (i) the reversal of operating provisions R$64, and (ii) higher net interest income R$25.

Other Operating Expenses

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(2,341)	(3,026)	29.3	(1,054)	(1,013)	(3.9)

The increase in the period is mostly due to: (i) higher interest expenses R$314; (ii) higher expenses with operating provisions R$95; (iii) increase in sundry losses R$72; and (iv) increase in the costs of products sold and services rendered R$58.

The variation in the quarter basically derives from: (i) lower goodwill amortization R$123; (ii) lower operating provision constitution R$26; partially offset by: (iii) the increase in sundry losses R$63; and (iv) higher interest expenses R$43.

Operating Income

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
5,473	6,487	18.5	2,081	2,157	3.7

The increase in the period derives from: (i) higher net interest income R$2,848; (ii) increased fee and commission income R$1,135; (iii) increase in contribution margin of insurance, private pension plans and certificated savings plans operations R$323; partially offset by: (iv) higher allowance for doubtful accounts expenses R$1,486; (v) higher tax expenses R$269; (vi) increased personnel and administrative expenses R$1,018; and (vii) increased operating expenses (net of income) R$492; and (viii) the decrease in the equity in the earnings of affiliated companies R$27.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

The variation in the quarter derives from: (i) increased fee and commission income R$252; (ii) decreased operating expenses (net of income) R$145; (iii) increase in contribution margin of insurance, private pension plans and certificated savings plans operations R$86; (iv) lower tax expenses R$1; partially offset by: (v) increased personnel and administrative expenses R$248; (vi) lower net interest income R$84; (vii) higher allowance for doubtful accounts expenses R$53; and (viii) the decrease in the equity in the earnings of affiliated companies R$23.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

Non-Operating Income

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(37)	20	–	12	41	241.7

The variation in the period is mainly due to higher reversals of non-operating provisions R$55.			The variation in the quarter is substantially due to higher reversals of non-operating provisions R$29.

Taxes on Income

September YTD			2006
2005	2006	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,381)	(1,757)	27.2	(491)	(585)	19.1

The variation on taxes on income expenses in the period reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.			The variation on taxes on income expenses in the quarter reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.

Comparative Balance Sheet– R$ million

	R$ million

Assets	September		Variation %	2006		Variation %

	2005	2006		June	September

Current and Long-Term Assets	197,383	239,479	21.3	227,156	239,479	5.4
Funds Available	2,600	3,947	51.8	3,161	3,947	24.9
Interbank Investments	24,150	34,363	42.3	27,569	34,363	24.6
Securities and Derivative Financial
Instruments	64,248	73,022	13.7	70,382	73,022	3.8
Interbank and Interdepartmental
Accounts	16,458	17,949	9.1	18,212	17,949	(1.4)
Restricted Deposits:
Brazilian Central Bank	15,430	16,993	10.1	16,948	16,993	0.3
Other	1,028	956	(7.0)	1,264	956	(24.4)
Loan and Leasing Operations	65,492	79,907	22.0	76,678	79,907	4.2
Loan and Leasing Operations	69,984	86,041	22.9	82,371	86,041	4.5
Allowance for Doubtful Accounts	(4,492)	(6,134)	36.6	(5,693)	(6,134)	7.7
Other Receivables and Assets	24,435	30,291	24.0	31,154	30,291	(2.8)
Foreign Exchange Portfolio	8,140	8,620	5.9	10,123	8,620	(14.8)
Other Receivables and Assets	16,450	21,752	32.2	21,171	21,752	2.7
Allowance for Other Doubtful Accounts	(155)	(81)	(47.7)	(140)	(81)	(42.1)
Permanent Assets	4,530	3,713	(18.0)	5,779	3,713	(35.8)
Investments	1,038	1,019	(1.8)	1,045	1,019	(2.5)
Property, Plant and Equipment in Use
and Leased Assets	2,054	2,082	1.4	2,092	2,082	(0.5)
Deferred Charges	1,438	612	(57.4)	2,642	612	(76.8)
Deferred Charges	534	612	14.6	587	612	4.3
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	904	–	–	2,055	–	–
Total	201,913	243,192	20.4	232,935	243,192	4.4

Liabilities
Current and Long-Term Liabilities	183,542	221,190	20.5	211,261	221,190	4.7
Deposits	71,095	78,853	10.9	78,356	78,853	0.6
Demand Deposits	14,774	17,598	19.1	16,646	17,598	5.7
Savings Deposits	24,791	25,415	2.5	24,835	25,415	2.3
Interbank Deposits	89	173	94.4	163	173	6.1
Time Deposits	31,262	35,376	13.2	36,435	35,376	(2.9)
Other Deposits	179	291	62.6	277	291	5.1
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	24,538	36,264	47.8	29,258	36,264	23.9
Funds from Issuance of Securities	6,161	6,097	(1.0)	6,201	6,097	(1.7)
Securities Issued Abroad	2,573	2,521	(2.0)	2,741	2,521	(8.0)
Other Funds	3,588	3,576	(0.3)	3,460	3,576	3.4
Interbank and Interdepartmental
Accounts	1,883	1,914	1.6	1,963	1,914	(2.5)
Borrowings and Onlendings	15,241	16,640	9.2	15,485	16,640	7.5
Borrowings	6,470	5,767	(10.9)	5,502	5,767	4.8
Onlendings	8,771	10,873	24.0	9,983	10,873	8.9
Derivative Financial Instruments	1,043	508	(51.3)	396	508	28.3
Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	38,235	45,719	19.6	43,947	45,719	4.0
Other Liabilities	25,346	35,195	38.9	35,655	35,195	(1.3)
Foreign Exchange Portfolio	4,042	3,290	(18.6)	4,679	3,290	(29.7)
Taxes and Social Security Contributions,
Social and Statutory Payables	6,647	8,307	25.0	8,342	8,307	(0.4)
Subordinated Debt	6,499	11,767	81.1	10,903	11,767	7.9
Sundry	8,158	11,831	45.0	11,731	11,831	0.9
Future Taxable Income	55	173	214.5	158	173	9.5
Minority Interest in Consolidated
Subsidiaries	54	56	3.7	55	56	1.8
Stockholders’ Equity	18,262	21,773	19.2	21,461	21,773	1.5
Total	201,913	243,192	20.4	232,935	243,192	4.4

Equity Analysis – R$ million

Funds Available

September YTD			2006
2005	2006	Variation %	June	September	Variation %
2,600	3,947	51.8	3,161	3,947	24.9

The variation in the period is due to: (i) the increase in the volume of funds available in domestic currency R$1,086; and (ii) the increase in the volume in foreign currency R$261.			The variation in the quarter is due to: (i) the increased volume in domestic currency R$764; and (ii) the increase in the volume of funds available in domestic currency R$22.

Interbank Investments

September YTD			2006
2005	2006	Variation %	June	September	Variation %
24,150	34,363	42.3	27,569	34,363	24.6

The growth in the period derives from: (i) the increase in open market investments, own portfolio position in the amount of R$9,641; (ii) the increase in third-party portfolio position in the amount of R$1,250; partially offset (iii) by the decrease in investments in interbank deposits of R$678.

The variation in the quarter is due to: (i) the increase in own portfolio position in the amount of R$3,610; (ii) the growth in open market investments, third-party portfolio position in the amount of R$1,948; and (iii) the increase in investments in interbank deposits of R$1,236.

Securities (TVM) and Derivative Financial Instruments

September YTD			2006
2005	2006	Variation %	June	September	Variation %
64,248	73,022	13.7	70,382	73,022	3.8

The increase in the period is mainly due to: (i) additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated debt of R$4,504; (ii) the variation in average interest rates, observing the 16.4% CDI variation in the period, partially mitigated by: (iii) exchange loss variation of 2.2% in the period, impacting on foreign currency indexed and/or denominated securities, which comprise 9.1% of the portfolio; and (iv) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on Management’s intent, is distributed as follows:
“Trading Securities” 57.9%; “Securities Available for Sale” 35.6%; and “Securities Held to Maturity” 6.5% . In September/06, 47.8% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 19.6% by Private Securities and 32.6% by “PGBL” and “VGBL” fund quotas.

The variation in the quarter partially reflects: (i) additional funds arising from increased funding, especially the technical provisions for insurance, private pension plans and certificated savings plans; (ii) the variation in average interest rates, observing the 3.5% CDI variation (iii) exchange gain variation of 0.5% in 3Q06, impacting on foreign currency indexed and/or denominated securities, which comprise 9.1% of the portfolio; partially mitigated: (iv) by the redemption/maturity of securities.

Interbank and Interdepartmental Accounts

September YTD			2006
2005	2006	Variation %	June	September	Variation %
16,458	17,949	9.1	18,212	17,949	(1.4)

The variation for the period basically reflects: (i) the increase in volume of compulsory demand deposits of R$938, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$14,749 in September/2005 to R$18,540 in September/2006; (ii) the increase in the volume of the compulsory of savings accounts deposits of R$106 referring to the increase in the balance of these deposits by 2.5% in the period; and (iii) the increase in the additional compulsory on these deposits R$519.

The reduction in the quarter basically results from the decrease in the item “Checks Clearing and Other Securities Services” R$261, in view of accounts balance, represented by checks and other documents, at the end of the quarter.

Loan and Leasing Operations

September YTD			2006
2005	2006	Variation %	June	September	Variation %
75,244	92,013	22.3	88,643	92,013	3.8

The increase in the period was mainly due to: (i) the individual client portfolio, with a 27.0% growth, in particular in the “Auto” products, up by 28.1% and “Personal Loan”, up by 29.6%, reflecting the operating agreements with retailers, resulting from a stable economic scenario. In the corporate portfolio, the growth rate was of 19.1%, as a result of the 25.6% increase in small and medium-sized companies (SME) portfolio, coupled with a 13.1% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out the products.
“BNDES Onlending” up by 26.1% and “Operations Abroad” with an increase of 67.4%, as a result of the maintenance of the economic activity level; partially offset by: (ii) exchange loss variation of 2.2% in the period, impacting on foreign currency indexed and/or denominated contracts, comprising 9.2% of the total portfolio. In September/06, the portfolio was distributed at 57.8% for corporate (25.6% of which was directed to industry, public and private sectors, 14.3% to commerce, 15.6% to services, 1.3% to agribusiness and 1.0% to financial intermediation) and 42.2% for individuals. In terms of concentration, the 100 largest borrowers accounted for 22.9% of the portfolio in September/05 and for 22.6% in September/06. The Loan Portfolio under Normal Course reached the amount of R$84,282 in September/06. Out of this total, 34.5% is falling due within up to 90 days.
N.B.: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 10.

The growth of the quarter is mainly due to: (i) individual client portfolio, with a 3.4% growth, especially in the “Auto” products, with a 4.2% increase, reflected by a stable economic scenario. The 4.1% growth recorded in the corporate portfolio results from the 4.0% increase in the portfolio of small and medium-sized companies (SME) and the increase of 4.2% in the portfolio of large companies (Corporate). In the corporate portfolio, we point out the increase of 10.6% in “BNDES Onlending”, the increase of 7.9% in leasing and Operations Abroad, with a 28.7% increase, as a result of the maintenance of the economic activity level; and (ii) exchange gain variation of 0.5% in 3Q06, impacting foreign currency indexed and/or denominated contracts, which account for 9.2% of total portfolio. In terms of concentration, the 100 largest borrowers accounted for 22.7% of the portfolio in June/06 and 22.6% in September/06.
N.B.: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 10.

Allowance for Doubtful Accounts (PDD)

September YTD			2006
2005	2006	Variation %	June	September	Variation %
(4,647)	(6,215)	33.7	(5,833)	(6,215)	6.5

The variation in the PDD balance for the period was mostly due to: (i) a 22.3% increase in the volume of loan operations, pointing out individual clients operations, with a 27.0% increase, which due to its specific feature, requires a higher volume of provisioning. PDD ratio in relation to the loan portfolio increased from 6.2% in September/05 to 6.8% in September/06, and provision coverage ratio in relation to the loan portfolio under abnormal course, respectively, rated between E and H, decreased from 191.5% in September/05 to 156.0% in September/06, and between D and H, reduced from 159.6% in September/05 to 131.1% in September/06. However, the preventive maintenance of high provision levels made all performance indicators remain in adequate levels. In the period, PDD in the amount of R$3,993 was recorded, was incorporated R$102 arising from acquired institutions and R$2,527 was written off. The exceeding PDD volume in relation to the minimum required increased from R$952 in September/05 to R$1 ,092 in September/06.

The increase in the PDD balance in the quarter basically reflects a 3.8% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with an 3.4% growth, which due to its specific features, demands a higher provisioning volume. The PDD ratio in relation to the loan portfolio increased from 6.6% in June/06 to 6.8 % in September/06, and the provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 157.3% in June/06 to 156.0% in September/06, and those rated from D to H increased from 129.1% in June/06 to 131.1% in September/06. However, the preventive maintenance of high provision levels made all performance indicators remain in adequate levels. In the quarter, PDD in the amount of R$1,168 was recorded, and R$786 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,080 in June/06 to R$1,092 in September/06.

Other Receivables and Assets

September YTD			2006
2005	2006	Variation %	June	September	Variation %
24,060	29,887	24.2	30,789	29,887	(2.9)

The variation in the period is basically due to: (i) a R$2,259 increase in credit cards operations, not included in loan operations, basically for the consolidation of Amex Brasil R$1,203 acquired in 2Q06; (ii) the increase in the foreign exchange operations R$480; (iii) deposits in guarantee R$1,364; and (iv) the increase in the “Commission of Vehicle Financing” account R$273.
N.B.: balances are deducted (net of corresponding PDD) of R$375 in September/05 and of R$404 in September/06, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

The decrease in the quarter is basically due to: (i) a R$1,503 reduction in the foreign exchange portfolio; offset by: (ii) tax credit R$1,045 basically recorded on the full goodwill amortization; and (iii) deposits in guarantee R$427.
N.B.: balances are deducted (net of corresponding PDD) of R$365 in June/06 and of R$404 in September/06, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

Permanent Assets

September YTD			2006
2005	2006	Variation %	June	September	Variation %
4,530	3,713	(18.0)	5,779	3,713	(35.8)

The variation in the period is mostly due to: (i) the goodwill verified in the acquisition of investments, mainly Amex Brasil and BEC R$1,652; partially offset by: (ii) full goodwill amortization.

The variation in the quarter was substantially due to the full goodwill amortization at the amount of R$2,109 of which R$2,055 refers to the balance on the reference date of 6.30.2006 and R$54 refers basically to the goodwill complement reached in Amex Brasil.

Deposits

September YTD			2006
2005	2006	Variation %	June	September	Variation %
71,095	78,853	10.9	78,356	78,853	0.6

The increase of the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

September YTD			2006
2005	2006	Variation %	June	September	Variation %
14,774	17,598	19.1	16,646	17,598	5.7

The increase in the period is due to the growth in client base. The evolution of R$2,824 is composed of: individuals R$874 and corporations R$1,950.			The variation in the quarter is due to funds stemming from individuals R$288 and funds from corporate clients R$724.

b) Savings Deposits

September YTD			2006
2005	2006	Variation %	June	September	Variation %
24,791	25,415	2.5	24,835	25,415	2.3

The increase in the period is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 8.5%, in the period; which was mitigated: (ii) by withdrawals occurred in the period.			The increase in the quarter is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 2.1% in the quarter.; which was mitigated: (ii) by withdrawals occurred in the quarter

c) Time Deposits

September YTD			2006
2005	2006	Variation %	June	September	Variation %
31,262	35,376	13.2	36,435	35,376	(2.9)

The increase in the period is basically due to (i) the deposit remuneration; which was mitigated: (ii) by migration of funds to other funding forms by institutional investors, mainly by means of issuance of debentures and subordinated debts.

The decrease in the quarter is mostly due to (i) migration of funds to other funding forms by institutional investors, mainly by means of issuance of debentures, which was mitigated: (ii) by the deposit remuneration of 3Q06.

d) Interbank Deposits and Other Deposits

September YTD			2006
2005	2006	Variation %	June	September	Variation %
268	464	73.1	440	464	5.5

The variation in the period results from: (i) a hike in the volume of the “Interbank Deposits” account R$84; and (ii) increase in the account “Other Deposits – Investment Account” R$112.			The variation in the quarter results from: (i) the increase in the volume of “Interbank Deposits” account R$10; and (ii) the increase in the account “Other Deposits – Investment Account” R$14.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

September YTD			2006
2005	2006	Variation %	June	September	Variation %
24,538	36,264	47.8	29,258	36,264	23.9

The variation of balance in the period mainly derives from: (i) an increase in funding volume, using the funds backed by debentures issued of R$10,115; and (ii) an increase in third-party portfolio R$1,249.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$8,238 in Septembere/05 and R$6,187 in September/06.

The increase of balance in the quarter derives from: (i) an increase in funding volume, using the funds backed by debentures issued of R$4,394; (ii) an increase in the third-party portfolio R$2,526; which was offset: (iii) by the decrease in the unrestricted portfolio R$575.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$5,175 in June/06 and R$6,187 in September/06.

Funds from Issuance of Securities

September YTD			2006
2005	2006	Variation %	June	September	Variation %
6,161	6,097	(1.0)	6,201	6,097	(1.7)

The drop in the period basically derives from: (i) decreased balance of securities issued abroad, mainly in view of the redemptions of Eurobonds, overdue and not renewed; and (ii) exchange loss variation of 2.2% in the period, which impacted on the funds from issuance of securities abroad, the balances of which were R$2,574 in September/05 and R$2,521 in September/06, as per Note 16c.

In the quarter, the decrease mostly occurred due to: (i) decrease in the balance of securities issued abroad by R$220; mainly by the settlement of part of the Eurobonds operations; which was offset: (ii) by the increase of funds of securities in the Country R$116, basically by the interest appropriation.

Interbank and Interdepartmental Accounts

September YTD			2006
2005	2006	Variation %	June	September	Variation %
1,883	1,914	1.6	1,963	1,914	(2.5)

The variation in the period is mainly due to higher volume of foreign currency payment orders.			The variation in the quarter is basically due to lower volume of foreign currency payment orders.

Borrowings and Onlendings

September YTD			2006
2005	2006	Variation %	June	September	Variation %
15,241	16,640	9.2	15,485	16,640	7.5

The variation in the period is due to: (i) the increase in the volume of funds from domestic loans and onlendings, mainly by means of BNDES at the amount of R$1,441 and FINAME R$603; offset: (ii) by exchange loss variation of 2.2% in the period, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$6,460 in September/05 and R$5,699 in September/06.

The variation in the quarter mainly results from: (i) the increase in the volume of funds from domestic loans and onlendings, mainly by means of BNDES R$590 and FINAME R$219; and (ii) the exchange gain variation of 0.5% in the quarter, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$5,480 in June/06 and R$5,699 in September/06.

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2006
2005	2006	Variation %	June	September	Variation %
38,235	45,719	19.6	43,947	45,719	4.0

The increase in the period is mainly due to: (i) the growth in sales of supplementary private pension plans and insurance policies, and (ii) the restatement and interest of technical provisions. The largest variations recorded were: (a) in the private pension segment, “VGBL” plans at R$5,090 and “PGBL” plans at R$1,691, and (b) in the insurance segment, in the provisions for the Life segment at R$530, as well as in the provisions of the Health segment R$437.

The increase in the quarter is basically due to: (i) the monetary restatement and interest of technical provisions; and (ii) the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: (a) in the private pension segment, in “VGBL” plans at R$1,245 and “PGBL” plans at R$409; and (b) in the insurance segment, in Auto/RCF segment provisions at R$118, as well as in the provisions for the Life segment R$102.

Other Liabilities, Derivative Financial Instruments and Future Taxable Income

September YTD			2006
2005	2006	Variation %	June	September	Variation %
31,174	41,363	32.7	41,976	41,363	(1.5)

The variation in the period basically derives from: (i) the issuance of Subordinated Debt R$4,504; (ii) the increase in the balance of items “Tax and Social Security” R$1,896; and (iii) the increase in Credit Cards operations R$1,617, which includes R$1,056 from Amex Brasil.
N.B.: excludes advances on foreign exchange contracts of R$4,729 and R$5,487, allocated to the specific account in loan operations in September/05 and September/06, respectively.

The variation in the quarter is mainly due to the decrease in the item: (i) “ Negotiation and Intermediation of amounts” R$1,382; offset by: (ii) “Subordinated Debt” R$523 in view of new issuances.
N.B.: excludes advances on foreign exchange contracts of R$5,767 and R$5,487, allocated to the specific account in loan operations in June/06 and September/06, respectively.

Minority Interest in Consolidated Subsidiaries

September YTD			2006
2005	2006	Variation %	June	September	Variation %
54	56	3.7	55	56	1.8

In the period, the “Minority Interest of Consolidated Subsidiaries” account remained practically steady.			In the quarter, the “Minority Interest of Consolidated Subsidiaries” account remained practically steady.

Stockholders’ Equity

September YTD			2006
2005	2006	Variation %	June	September	Variation %
18,262	21,773	19.2	21,461	21,773	1.5

The variation in the period is due to: (i) the appropriation of disclosed net income R$4,813; (ii) the increase in the reserve for securities and derivatives mark-to-market adjustment R$486; which was partially offset by: (iii) interest on own capital/dividends paid and provisioned R$1,713; and (iv) treasury stock buyback R$75.

This variation in the quarter is due to: (i) increase in reserve for securities and derivatives mark-to-market adjustment R$316; (ii) the appropriation of disclosed net income R$219; offset by: (iii) interest on own capital paid and provisioned R$221; and (iv) treasury stock buy back R$2.

2 - Main Statement of Income Information

Consolidated Statement of Adjusted Income – R$ thousand

	September	Years
	YTD

	2006	2005	2004	2003	2002	2001

Revenues from Financial Intermediation	28,099,830	32,968,153	26,203,227	28,033,866	31,913,379	21,411,673
Loan Operations	14,942,366	16,704,318	12,731,435	12,294,528	15,726,929	11,611,236
Leasing Operations	460,362	444,389	300,850	307,775	408,563	420,365
Operations with Securities	4,373,865	5,552,008	4,921,179	7,832,965	9,527,663	7,367,600
Financial Income on Insurance, Private Pension Plans and
Certificated Savings Plans	5,047,213	6,171,213	5,142,434	5,359,939	3,271,913	–
Derivative Financial Instruments	1,632,757	1,983,152	1,238,890	55,192	(2,073,247)	(270,572)
Foreign Exchange Transactions	631,596	617,678	691,302	797,702	4,456,594	2,045,092
Compulsory Deposits	1,011,671	1,495,395	1,177,137	1,385,765	594,964	237,952
Expenses from Financial Intermediation	13,306,383	16,419,196	12,972,347	14,752,199	20,441,257	11,302,709
Market Funding Operations	8,983,735	11,285,324	8,486,003	10,535,497	10,993,327	6,986,027
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	2,866,294	3,764,530	3,215,677	3,120,342	2,241,283	–
Borrowings and Onlendings	1,450,325	1,360,647	1,253,175	1,083,379	7,194,161	4,316,682
Leasing Operations	6,029	8,695	17,492	12,981	12,486	–
Net Interest Income	14,793,447	16,548,957	13,230,880	13,281,667	11,472,122	10,108,964
Allowance for Doubtful Accounts	3,222,472	2,507,206	2,041,649	2,449,689	2,818,526	2,010,017
Gross Income from Financial Intermediation	11,570,975	14,041,751	11,189,231	10,831,978	8,653,596	8,098,947
Other Operating Income (Expenses)	(5,084,067)	(6,543,186)	(7,071,120)	(7,278,870)	(6,343,850)	(5,324,166)
Fee and Commission Income	6,474,130	7,348,879	5,824,368	4,556,861	3,711,736	3,472,560
Operating Income on Insurance, Private Pension Plans and
Certificated Savings Plans	680,086	620,991	(60,645)	(148,829)	658,165	(587,842)
Insurance, Private Pension Plans and Certificated Savings Plans
Retained Premiums	10,552,657	13,647,089	13,283,677	11,726,088	10,134,873	8,959,259
– Net Premiums Written	13,359,756	16,824,862	15,389,170	13,111,896	10,687,384	9,413,039
– Reinsurance Premiums and Redeemed Premiums	(2,807,099)	(3,177,773)	(2,105,493)	(1,385,808)	(552,511)	(453,780)
Variation in Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	(1,946,372)	(2,428,589)	(3,964,106)	(3,670,163)	(2,784,647)	(3,492,217)
Retained Claims	(4,475,243)	(5,825,292)	(5,159,188)	(3,980,419)	(3,614,963)	(3,251,706)
Certificated Savings Plans Draws and Redemptions	(878,242)	(1,228,849)	(1,223,287)	(1,099,554)	(720,932)	(744,402)
Insurance, Private Pension Plans and Certificated Savings Plans Selling
Expenses	(754,006)	(961,017)	(867,094)	(762,010)	(667,527)	(689,352)
Private Pension Plans Benefits and Redemptions Expenses	(1,818,708)	(2,582,351)	(2,130,647)	(2,362,771)	(1,688,639)	(1,369,424)
Personnel Expenses	(4,472,207)	(5,311,560)	(4,969,007)	(4,779,491)	(4,075,613)	(3,548,805)
Other Administrative Expenses	(4,198,756)	(5,142,329)	(4,937,143)	(4,814,204)	(4,028,377)	(3,435,759)
Tax Expenses	(1,572,773)	(1,827,337)	(1,464,446)	(1,054,397)	(847,739)	(790,179)
Equity in the Earnings of Affiliated Companies	42,067	76,150	163,357	5,227	64,619	70,764
Other Operating Income	989,807	1,096,968	1,198,532	1,697,242	1,320,986	1,326,459
Other Operating Expenses	(3,026,421)	(3,404,948)	(2,826,136)	(2,741,279)	(3,147,627)	(1,831,364)
Operating Income	6,486,908	7,498,565	4,118,111	3,553,108	2,309,746	2,774,781
Non-Operating Income	20,074	(106,144)	(491,146)	(841,076)	186,342	(83,720)
Income before Taxes on Profit and Interest	6,506,982	7,392,421	3,626,965	2,712,032	2,496,088	2,691,061
Taxes on Income	(1,756,597)	(1,869,516)	(554,345)	(396,648)	(460,263)	(502,257)
Minority Interest in Consolidated Subsidiaries	(7,427)	(8,831)	(12,469)	(9,045)	(13,237)	(18,674)
Net Income	4,742,958	5,514,074	3,060,151	2,306,339	2,022,588	2,170,130

Profitability on Stockholders' Equity (Annualized)	30.05%	28.41%	20.11%	17.02%	18.65%	22.22%
Net Interest Income/Total Assets (Annualized)	8.19%	8.28%	7.15%	7.54%	8.03%	9.18%

	2006			2005				2004

	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.

Revenues from Financial Intermediation	9,624,065	9,678,900	8,796,865	10,114,120	8,371,118	6,710,887	7,772,028	6,201,944
Loan Operations	5,258,086	5,166,814	4,517,466	5,220,326	4,296,030	3,478,848	3,709,114	3,102,037
Leasing Operations	174,990	151,474	133,898	128,647	133,604	95,551	86,587	85,556
Operations with Securities	1,793,642	1,532,264	1,047,959	2,236,854	1,357,055	302,896	1,655,203	758,491
Financial Income on Insurance, Private Pension
Plans and Certificated Savings Plans	1,591,834	1,622,810	1,832,569	1,748,960	1,515,755	1,464,488	1,442,010	1,379,157
Derivative Financial nstruments	303,403	528,246	801,108	118,208	586,559	923,238	355,147	529,925
Foreign Exchange Operations	167,557	349,797	114,242	296,868	89,974	58,759	172,077	28,645
Compulsory Deposits	334,553	327,495	349,623	364,257	392,141	387,107	351,890	318,133
Expenses from Financial ntermediation	4,756,794	4,729,262	3,820,327	5,510,528	4,034,524	2,763,910	4,110,234	2,686,069
Market Funding Operations	3,430,965	3,016,360	2,536,410	3,713,534	2,897,471	1,864,385	2,809,934	1,709,830
Price-level Restatement and nterest on
Technical Provisions for nsurance, Private
Pension Plans and Certificated avings Plans	907,865	915,781	1,042,648	1,050,944	872,695	901,840	939,051	922,018
Borrowings and Onlendings	415,788	794,801	239,736	744,611	262,910	(4,863)	357,989	49,921
Leasing Operations	2,176	2,320	1,533	1,439	1,448	2,548	3,260	4,300
Net Interest Income	4,867,271	4,949,638	4,976,538	4,603,592	4,336,594	3,946,977	3,661,794	3,515,875
Allowance for Doubtful ccounts	1,168,044	1,115,986	938,442	770,560	539,900	562,149	634,597	488,732
Gross Income from Financial ntermediation	3,699,227	3,833,652	4,038,096	3,833,032	3,796,694	3,384,828	3,027,197	3,027,143
Other Operating Income (Expenses)	(1,542,072)	(1,752,656)	(1,789,339)	(1,807,520)	(1,688,151)	(1,595,371)	(1,452,144)	(1,491,990)
Fee and Commission Income	2,342,847	2,090,735	2,040,548	2,009,563	1,918,367	1,759,600	1,661,349	1,675,594
Operating Income of Insurance, rivate Pension
Plans and Certificated Savings Plans	325,144	239,400	115,542	263,092	146,207	99,316	112,376	165,276
Insurance, Private Pension lans and
Certificated Savings Plans etained Premiums	3,807,017	3,287,286	3,458,354	4,303,785	3,546,484	3,001,125	2,795,695	3,836,157
– Net Premiums Written	4,714,041	4,249,174	4,396,541	5,083,889	4,314,294	3,810,957	3,615,722	4,471,433
– Reinsurance Premiums and Redeemed Premiums	(907,024)	(961,888)	(938,187)	(780,104)	(767,810)	(809,832)	(820,027)	(635,276)
Variation of Technical Provisions of Insurance,
Private Pension Plans and Certificated
Savings Plans	(901,468)	(465,746)	(579,158)	(1,318,642)	(739,487)	(279,264)	(91,196)	(1,316,961)
Retained Claims	(1,489,845)	(1,476,763)	(1,508,635)	(1,533,502)	(1,462,742)	(1,456,990)	(1,372,058)	(1,317,196)
Certificated Savings Plans Draws and Redemptions	(305,545)	(288,144)	(284,553)	(331,479)	(337,735)	(313,144)	(246,491)	(291,770)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(259,861)	(251,020)	(243,125)	(263,324)	(244,611)	(224,258)	(228,824)	(233,846)
Private Pension Plans Benefits and Redemption
Expenses	(525,154)	(566,213)	(727,341)	(593,746)	(615,702)	(628,153)	(744,750)	(511,108)
Personnel Expenses	(1,584,533)	(1,468,665)	(1,419,009)	(1,361,355)	(1,483,256)	(1,246,226)	(1,220,723)	(1,284,423)
Other Administrative Expenses	(1,506,957)	(1,374,340)	(1,317,459)	(1,439,655)	(1,270,824)	(1,239,471)	(1,192,379)	(1,288,511)
Tax Expenses	(532,175)	(532,474)	(508,124)	(523,037)	(454,201)	(446,760)	(403,339)	(411,494)
Equity in the Earnings of Affiliated Companies	7,587	29,786	4,694	7,281	64,227	10,283	(5,641)	44,797
Other Operating Income	418,941	316,150	254,716	299,948	237,711	259,469	299,840	310,663
Other Operating Expenses	(1,012,926)	(1,053,248)	(960,247)	(1,063,357)	(846,382)	(791,582)	(703,627)	(703,892)
Operating Income	2,157,155	2,080,996	2,248,757	2,025,512	2,108,543	1,789,457	1,575,053	1,535,153
Non-Operating Income	40,570	11,330	(31,826)	(69,388)	(10,149)	(20,757)	(5,850)	(148,183)
Income before Taxes on Profit and Interest	2,197,725	2,092,326	2,216,931	1,956,124	2,098,394	1,768,700	1,569,203	1,386,970
Taxes on income	(584,759)	(490,445)	(681,393)	(488,742)	(665,871)	(350,848)	(364,055)	(322,116)
Minority Interest in Consolidated Subsidiaries	(2,393)	245	(5,279)	(4,829)	(2,294)	(1,985)	277	(7,101)
Net Income	1,610,573	1,602,126	1,530,259	1,462,553	1,430,229	1,415,867	1,205,425	1,057,753

Profitability on Stockholders' Equity
(Annualized)	33.04%	33.38%	33.60%	33.72%	35.20%	36.63%	32.50%	30.85%
Net Interest Income/Total Assets (Annualized)	8.25%	8.80%	10.09%	8.77%	9.21%	9.26%	8.63%	7.82%

Adjusted Profitability

Bradesco’s adjusted net income reached R$4,743 million from January 1 to September 30, 2006, against R$4,051 million reached in the same period of 2005, which corresponds to a 17.1% increase. Stockholders’ Equity amounted to R$21,773 million on September 30, 2006, with a growth of 19.2% compared to the balance of September 30, 2005. Accordingly, the annualized Return on Stockholders’ Equity (ROE) reached 30.1% . Total assets added up to R$243.192 million until September 30, 2006, growing 20.4% when compared to the balance of September 30, 2005. The annualized Return on Total Assets (ROA) in 2006 was 2.6% . Earnings per stock reached R$4.84.

In the 3rd quarter of 2006, the adjusted net income was R$1,611 million, representing an increase of R$9 million or 0.6% compared to the net income of the 2nd quarter of 2006. The annualized return on the Stockholders’ Equity (ROE) reached 33.0% and the return on total assets (ROA) was 2.7% . Earnings per stock reached R$1.65.

The 3Q06 was affected by a decrease of income composing the Net Interest Income, composed mainly by lower “non-interest” results, reaching the amount of R$318 million, a R$293 million decrease, compared to 2Q06, basically due to the negative adjustment of mark-to-market of derivative financial instruments used as market risk hedge of loan operations in the country. On the other hand, the result with interest reached the amount of R$4,549 million, a R$209 million growth in relation to the previous quarter. This increase is basically due to an increment in the business volume. We point out a 3.4% increase in the volume of loan operations for individuals, mainly focused on products connected to consumer financing, with a higher profitability than the corporate portfolio.

The Operating Income from Insurance, Private Pension Plans and Certificated Savings Plans contributed in 3Q06 with an increase of R$86 million, as a result of the additional constitution of technical provision in personal health insurance in the 2nd quarter of 2006.

In the 3rd quarter of 2006, we can see the stability of the general delinquency ratio in view of the growth of the products “vehicles” and “personal loan” consigned and/or connected to payroll, which for their guarantees and characteristics, provided these operations a low credit risk level. As a result, there was recording of Allowance for Doubtful Accounts, in the amount of R$1,169 million in 3Q06, which results in a R$53 million increase when compared to the recording of R$1,116 million in 2Q06. We also established surplus provisions at the amount of R$27 million in 2Q06 and R$12 million in 3Q06. Excluded such effects, the provision would be R$1,157 million in 3Q06 against R$1,089 million in 2Q06, i.e., an 6.2% growth, reaching a level of Allowance for Doubtful Accounts of R$6,215 million on September 30, 2006.

In the 3rd quarter of 2006, we recorded a supplementary provision for labor proceedings in the amount of R$309 million (R$204 million, net of tax effects), according to CVM Resolution #489, whose effect in the net income was partially mitigated by the activation of fiscal credits of previous periods in the amount of R$204 million.

As disclosed on 9.18.2006, in the 3rd quarter of 2006, we fully amortized the goodwill in the amount of R$2.109 million, R$2.055 million of which corresponds to the balance of June 2006 plus R$54 million resulting, basically, from the goodwill complement in the acquisition of Amex Brasil.

The Operating Efficiency Ratio, in the 12-month period ended on September 30, 2006 was of 42.4%, an improvement of 0.8 percentage points when compared to the 12-month period ended on June 30, 2006 which was of 43.2, and an improvement of 4.6 percentage points when compared to the period ended on September 30, 2005, principally as a result of the combination of strict expense control with permanent efforts for increase in revenue.

The Coverage Ratio in the last 12 months [(fee and commission income)/(personnel expenses + administrative expenses)] improved 1.6 percentage point, increasing from 72.4% in June 2006 to 74.0% in September 2006, mitigated by the stable delinquency level in the 3rd quarter of 2006.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in Note 5.

Variation in the Main Statement of Income Items

9 months accumulated in 2006 compared to 9 months accumulated in 2005 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net interest income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in the Main Statement of Income Items

3rd Quarter of 2006 compared to the 2nd Quarter of 2006 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net interest income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Net Interest Income with Exchange Adjustment

9 months accumulated in 2006 compared to 9 months accumulated in 2005 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Funding Expenses in the Market, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

3rd Quarter of 2006 compared to the 2nd Quarter of 2006 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Funding Expenses in the Market, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

R$ million	September YTD		2006

	2005	2006	2nd Qtr.	3rd Qtr.

Loan Operations	61,022	77,558	77,370	80,737
Leasing Operations	1,904	3,003	2,959	3,377
Advances on Foreign Exchange Contracts	4,978	5,428	5,605	5,627
1 – Total – Average Balance (Quarterly)	67,904	85,989	85,934	89,741
2 – Income (Loan Operations, Leasing and Exchange) (*)	11,924	15,496	5,309	5,489
3 – Average Rate Annualized Exponentially (2/1)	24.1%	24.7%	27.1%	26.8%
(*) Includes Income from Loan Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 11a).

Securities (TVM) x Income on Securities Transactions

R$ million	September YTD		2006

	2005	2006	2nd Qtr.	3rd Qtr.

Securities	63,988	69,096	69,455	71,631
Interbank Investments	22,871	27,663	25,641	30,942
Subject to Purchase and Sales Commitments / Repurchase Agreements	(22,560)	(28,549)	(26,647)	(32,761)
Derivative Financial Instruments	(1,080)	(568)	(762)	(452)
4 – Total – Average Balance (Quarterly)	63,219	67,642	67,687	69,360
5 – Income on Securities (Net of Purchase and Sales Commitments Expenses) (*)	6,653	7,731	2,652	2,489
6 – Average Rate Annualized Exponentially (5/4)	14.3%	15.5%	16.6%	15.1%
(*) Includes Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange adjustment (Note 11a).

Total Assets x Income from Financial Intermediation

R$ million	September YTD		2006

	2005	2006	2nd Qtr.	3rd Qtr.

7 – Total Assets – Average Balance (Quarterly)	193,170	224,887	223,743	237,238
8 – Income from Financial Intermediation	22,854	28,100	9,679	9,624
9 – Average Rate Annualized Exponentially (8/7)	16.1%	17.0%	18.5%	17.2%

Funding x Expenses

R$ million	September YTD		2006

	2005	2006	2nd Qtr.	3rd Qtr.

Deposits	70,691	76,734	76,339	78,524
Funds from Acceptance and Issuance of Securities	5,733	6,202	6,254	6,149
Interbank and Interdepartmental Accounts	1,647	1,835	1,694	1,938
Subordinated Debt	6,271	9,751	10,258	11,335
10 – Total Funding – Average Balance (Quarterly)	84,342	94,522	94,545	97,946
11 – Expenses (*)	3,550	4,797	1,736	1,929
12 – Average Rate Annualized Exponentially (11/10)	5.7%	6.8%	7.5%	8.1%
(*) Funding Expenses without Repurchase Agreements, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans x Expenses

R$ million	September YTD		2006

	2005	2006	2nd Qtr.	3rd Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and ertificated Savings Plans – Average Balance (Quarterly)	35,941	43,271	43,251	44,833
14 – Expenses (*)	2,714	2,866	916	908
15 – Average Rate Annualized Exponentially (14/13)	10.2%	8.9%	8.7%	8.3%
(*) Price-Level Restatement and Interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Borrowings and Onlendings (Local and Foreign) x Expenses

R$ million	September YTD		2006

	2005	2006	2nd Qtr.	3rd Qtr.

Borrowings	6,982	6,104	5,758	5,619
Onlendings	8,476	9,963	9,775	10,428
16 – Total Borrowings and Onlendings – Average
Balance (Quarterly)	15,458	16,067	15,533	16,047
17 – Expenses for Borrowings and Onlendings (*)	368	771	360	274
18 – Average Rate Annualized Exponentially (17/16)	3.2%	6.4%	9.6%	7.0%
(*) Includes Foreign Exchange adjustment (Note 11a).

Total Assets x Net Interest Income

R$ million	September YTD		2006

	2005	2006	2nd Qtr.	3rd Qtr.

19 – Total Assets – Average Balance (Quarterly)	193,170	224,887	223,743	237,238
20 – Net Interest Income (*)	11,945	14,793	4,951	4,867
21 – Average Rate Annualized Exponentially (20/19)	8.3%	8.9%	9.1%	8.5%
(*) Gross Income from Financial Intermediation excluding PDD

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

We show separately the hedge fiscal effect referring to investments abroad in the compared periods, which in terms of Net Income, simply annuls the fiscal effect (IR/CS and PIS/COFINS) of this hedge strategy.

The fiscal effect is caused for the foreign exchange variation of investments abroad is not deductible when there is loss and not taxable when there is gain, while the derivatives result is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge result is reflected in the Net Interest Income, in the “Results of Derivative Financial Instruments” account, and in the “Tax Expenses” and “Taxes on Income” accounts, the respective taxes, as shown below:

Hedge Fiscal Effect of Investments Abroad

	R$ million

	Effect in the 9-Month Period of 2005				Effect in the 9-Month Period of 2006

Effect in the accounts	Net Interest Income	Tax Expenses	IR/CS	Net Income	Net Interest Income	Tax Expenses	IR/CS	Net Income

Hedge Partial Result of Investments
Abroad	1,564	(73)	(507)	984	755	(35)	(245)	475
Foreign Exchange Variation of
Investments Abroad	(984)	–	–	(984)	(475)	–	–	(475)
Total	580	(73)	(507)	–	280	(35)	(245)	–

	R$ million

	Effect in the 2nd Quarter of 2006				Effect in the 3rd Quarter of 2006

Effect in the accounts
	Net Interest Income	Tax Expenses	IR/CS	Net Income	Net Interest Income	Tax Expenses	IR/CS	Net Income

Hedge Partial Result of Investments
Abroad	28	(1)	(9)	18	(40)	2	13	(25)
Foreign Exchange Variation of
Investments Abroad	(18)	–	–	(18)	25	–	–	25
Total	10	(1)	(9)	–	(15)	2	13	–

For a better evaluation of Net Interest Income evolution in the periods, the effects of this hedge and the foreign exchange variation of investments abroad in net interest income were excluded, according to the table above, as well as the result of R$327 million reached in the sale of our stake in Belgo-Mineira, occurred in 1H06, as follows:

Adjusted Net Interest Income

	R$ million

Margin Adjustments	September YTD			2006

	2005	2006	Variation	2nd Qtr.	3rd Qtr.	Variation

Reported Net Interest Income	12,852	15,073	2,221	4,961	4,852	(109)
( – ) Sale of Belgo-Mineira	(327)	–	327	–	–	–
( – ) Hedge/Exchange Variation	(580)	(280)	300	(10)	15	25
Adjusted Net Interest Income	11,945	14,793	2,848	4,951	4,867	(84)
% Adjusted over Average Assets	8.3%	8.9%	–	9.1%	8.5%	–

b) Comments on the Adjusted Net Interest Income Variation

In the 9 months ended on September 30, 2006, the adjusted net interest income was R$14,793 million, representing an improvement of R$2,848 million or 23.8% compared to the same period of the previous year (R$11,945 million). In 3Q06, the result of the adjusted net interest income reached R$4,867 million, compared to the result of the adjusted net interest income of R$4,951 in 2Q06.

The analytical opening of the net interest income result among “interest” and “non-interest” results is shown below:

Adjusted Net Interest Income Breakdown

	R$ million

Margin Adjustments	September YTD		Variation	2006		Variation

	2005	2006		2nd Qtr.	3rd Qtr.

Net Interest Income – Interest	10,898	13,164	2,266	4,340	4,549	209
Net Interest Income – Non-Interest	1,047	1,629	582	611	318	(293)
Adjusted Net Interest Income	11,945	14,793	2,848	4,951	4,867	(84)

Despite of the 1.7% small reduction in the net interest income between the quarters, the net interest income of “interest” results of Bradesco Consolidated showed a 4.8% or R$209 million increase compared to the previous quarter and comparing the first nine months of 2006 with the same period of 2005, an even greater evolution, of 20.8% or R$2,226 million may be observed, mainly due to the volume increase of loan operations, of only 3.8% in 3Q06 and 22.3% during the last twelve months.

In 3Q06, the credits granted to companies showed a growth superior to the ones granted to individuals, due to the better performance operations portfolios abroad and to onlendings from the National Bank for Economic and Social Development (BNDES), primarily to the industrial sector, mainly the chemical, automotive and pulp and paper sector.

Although individual credits presented a growth rhythm slowdown during 2006, the balance of Bradesco operations showed a 3.4% increase in 3Q06 and an accumulated growth of 27.0% in the last twelve months, especially consumption financing operations, mainly vehicles financing operations, personal credit, leasing, credit card and assets financing.

Another factor that must be highlighted is the increase of Bradesco’s client base, of about 274 thousand new individuals’ accounts and 27 thousand companies’ accounts in the last twelve months, with positive impact to the operations as a whole, but, mostly to the raise of demand deposits, which showed a 5.7% increase in the last quarter and 19.1% in the accumulated in the last twelve months.

The increase of operations volume has been a fundamental factor for the restructuring of the net interest income due to the global decrease of spreads. Thus, Bradesco constantly searches for strategic positioning by means of the expansion of the client base and consequent growth of operating volumes, focused on the sustainable extension of the net interest income.

Similarly, the Selic interest rate drop directly influenced the remuneration of own working capital, technical provisions of insurance, private pension plans and certificated savings plans, funding and floating among other factors which negatively impacted the result of the “interest” net interest income.

Comparing the quarterly history since 2005, it can be observed that the “interest” net interest income result showed a constant growth during the last seven quarters, despite the slight reduction of the annualized net interest income rate of “interest” results during 2006. This indicator compares the net interest income result (“interest” results) over the average balance of total assets, as presented in the chart below:

The result of the net interest income coming from “non-interest” results in 3Q06 had a reduction of R$293 million compared to 2Q06, due to the negative adjustment of mark-to-market of derivative financial instruments used as market risk hedge of loan operations in the country. However, when analyzing the evolution of the nine-month period of 2006 compared to the same period of the previous year, we can see an increase of R$ 582 million, resulting basically from higher gains of securities and treasury.

Allowance for Doubtful Accounts (PDD)

PDD Evolution

	R$ million

	2005			2006

	2nd Qtr.	3rd Qtr.	Sept.	2nd Qtr.	3rd Qtr.	Sept.
			YTD			YTD

Opening Balance	4,301	4,450	4,145	5,315	5,833	4,959
Amount Recorded	562	540	1,737	1,116	1,168	3,222
Amount Written-off	(413)	(343)	(1,235)	(688)	(786)	(2,068)
Balance Derived from Acquired Institutions	–	–	–	90	–	102
Closing Balance	4,450	4,647	4,647	5,833	6,215	6,215
Specific Allowance	1,891	2,053	2,053	3,053	3,290	3,290
Generic Allowance	1,613	1,642	1,642	1,700	1,833	1,833
Other Allowance	946	952	952	1,080	1,092	1,092
Credit Recoveries	188	174	489	146	166	441

PDD on Loan and Leasing Operations

	R$ million

	2005		2006

	June	September	June	September

PDD (A)	4,450	4,647	5,833	6,215
Loan Operations (B)	69,787	75,244	88,643	92,013
PDD over Loan Operations (A/B)	6.4%	6.2%	6.6%	6.8%

Coverage Ratio – PDD/Non-performing Loans (E to H)

	R$ million

	2005		2006

	June	September	June	September

(1) Total Allowance	4,450	4,647	5,833	6,215
(2) Non-performing Loans (E to H)	2,257	2,426	3,708	3,983
Coverage Ratio (1/2)	197.2%	191.5%	157.3%	156.0%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2005		2006

	June	September	June	September

(1) Total Allowance	4,450	4,647	5,833	6,215
(2) Non Performing Loans	2,245	2,341	3,724	3,889
NPL Ratio (1/2)	198.2%	198.5%	156.6%	159.8%
(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on Allowance for Doubtful Accounts (PDD), see pages 82 to 86 of this Report.

Fee and Commission Income

	R$ million

	2005			2006

	2nd Qtr.	3rd Qtr.	Sept.	2nd Qtr.	3rd Qtr.	Sept.
			YTD			YTD

Checking Accounts	411	454	1,269	510	532	1,537
Loan Operations	322	334	941	379	393	1,132
Cards	304	335	929	354	514	1,217
Assets under Management	252	276	773	306	327	936
Collection	171	178	507	183	191	554
Interbank Fees	66	69	200	70	70	213
Collection of Taxes	52	54	150	64	66	186
Consortium Purchase Plan Management	33	40	103	48	52	144
Custody and Brokerage Services	30	35	92	39	39	116
Others	119	143	375	138	159	439
Total	1,760	1,918	5,339	2,091	2,343	6,474

Fee and Commission Income increased 21.3% in the nine-month period of 2006, or a R$1,135 million growth when compared to the same period of the previous year, amounting to R$6,474 million.

Major components for growth of Fee and Commission Income were in the periods:

– the strategy of clients segmentation (Private, Prime, Corporate, Middle Market and Retail), jointly with the tariff realignment and client base growth boosted the item “Checking Accounts”, up by R$268 million;

– the growth of 31.0% represented by the increase of R$288 million in the item “Cards” is directly related to the increase of 4.7 of the cards base, from 50,9 million to 53.3 million, influenced by the consolidation of Amex Brasil;

– the increase in the volume of Loan Operations, especially individuals, with highlights to the products “Personal Loan” and “Vehicles”, was the major factor for the increase in item “Revenues from Loan Operations”, a R$191 million improvement; and

– the volume growth of 22.3% in managed funds, from R$114.7 billion on September 30, 2005 to R$140.2 billion on September 30, 2006, was the main reason for the growth in the item “Assets under Management”, which increased by R$163 million.

When compared to the previous quarter, Fee and Commission Income showed an expansion of 12.1% with a R$252 million growth, as a result of the increased volumes of businesses in 3Q06, pointing out increases of 45.2%, 6.9%, 4.3% and 3.7% under the items “Credit Cards” R$160, R$116 million of which comes from Amex Brasil; “Assets under Management”, R$21 million; “Checking Accounts” R$22million; and “Loan Operations” R$14 million.

Administrative and Personnel Expenses

	R$ million

	2005			2006

	2nd Qtr.	3rd Qtr.	Sept.	2nd Qtr.	3rd Qtr.	Sept.
			YTD			YTD

Third-Party Services	216	232	639	243	305	778
Communications	179	183	540	189	203	579
Transport	100	104	309	129	135	387
Depreciation and Amortization	111	108	335	113	129	351
Financial System Services	101	105	306	111	113	337
Advertising and Promotions	87	79	236	105	114	310
Rentals	79	81	237	83	92	256
Maintenance and Repairs	77	77	227	80	84	241
Data Processing	57	63	178	78	87	235
Leasing of assets	63	55	185	56	53	163
Security and Vigilance	37	37	110	42	46	128
Materials	41	48	129	43	45	128
Water, Electricity and Gas	37	34	106	40	37	119
Travel	14	14	40	20	17	52
Others	41	51	126	43	47	135
Administrative Expenses	1,240	1,271	3,703	1,375	1,507	4,199

Remuneration	638	650	1,904	716	754	2,148
Social Charges	240	236	711	258	269	774
Benefits	269	285	824	299	316	917
Bonus – Lump-sum payment	–	103	103	–	–	–
Training	16	15	39	15	16	39
Employee Profit Sharing	78	80	223	90	155	345
Provision for Labor Proceedings	5	114	146	91	74	249
Personnel Expenses	1,246	1,483	3,950	1,469	1,584	4,472

Total Administrative and Personnel
Expenses	2,486	2,754	7,653	2,844	3,091	8,671

In the nine-month period ended September 30, 2006, the Administrative and Personnel Expenses showed a R$1,018 million increase when compared to the same period last year, reaching the amount of R$8,671 million against R$7,653 million in the same period of 2005. The nominal variation of Administrative Expenses between periods of nine months ended on September 30, 2005 and 2006 shows a R$496 million increase, reaching the amount of R$4,199 million mainly justified: (i) by the increase in the client base; (ii) by the consolidation of BEC/Amex Brasil in 2006; and (iii) by contractual adjustment in the period.

Personnel Expenses increased R$522 million when compared to the same period of 2005, reaching R$4,472 million, pointing out: (i) the increase in the salary levels, resulting from the Collective Bargaining Agreement of 2006, which impacted expenses in R$87 million: R$63 million of supplementary PLR, R$14 million of labor liabilities and R$10 million of payroll increase; (ii) higer expenses with provision for labor proceedings R$103 million; (iii) the consolidation of BEC, Fidelity, Amex Brasil R$93 million; (iv) higher PLR expenses R$59 million; and (v) the increase in salary levels coming from the Collective Bargaining Agreement of 2005(6.0%), benefits and other R$180 million.

When compared to the previous quarter, Administrative and Personnel Expenses increased R$247 million, with an increase of 8.7%, from R$2,844 million in 2Q06 to R$3,091 million in 3Q06.

Administrative Expenses increased by R$132 million compared to the previous quarter, basically due to higher expenses with: (i) the consolidation of Amex Brasil R$75 million; (ii) third-party services R$39 million; (iii) transportation R$5 million; and (iv) depreciation and amortization R$5 million.

Personal Expenses in 3Q06 increased by R$115 million basically due to: (i)the increase in salary level coming from the collective Bargaining agreement of 2006 (3.5%) which impacted in R$87 million: R$63 million of supplementary PLR, R$14 million of labor liabilities restatement and R$10 million of payroll increase; and (ii) higer expenses resulting from the consolidation of Amex Brasil R$36 milion.

Operating Efficiency

	R$ million

	Years				2005 (*)	2006 (*)

	2002	2003	2004	2005	September	June	September

Personnel Expenses	4,076	4,779	4,969	5,312	5,234	5,732	5,833
Employee Profit Sharing	(140)	(170)	(182)	(287)	(278)	(334)	(409)
Other Administrative Expenses	4,028	4,814	4,937	5,142	4,992	5,402	5,638
Total (1)	7,964	9,423	9,724	10,167	9,948	10,800	11,062

Net Interest Income	11,472	13,282	13,231	16,550	15,463	18,866	19,396
Fee and Commission Income	3,712	4,557	5,824	7,349	7,014	8,059	8,484
Subtotal Insurance, Private Pension Plans and
Certificated Savings Plans	658	(149)	(60)	621	523	765	944
– Insurance Retained Premiums, Private Pension
Plans and Certificated Savings Plans	10,135	11,726	13,284	13,647	13,179	14,596	14,857
– Variation in Technical Provisions for
Insurance, Private Pension Plans and
Certificated Savings Plans	(2,785)	(3,670)	(3,964)	(2,429)	(2,427)	(3,103)	(3,265)
– Retained Claims	(3,615)	(3,980)	(5,159)	(5,825)	(5,609)	(5,981)	(6,008)
– Certificated Savings Plans Draws
and Redemptions	(721)	(1,100)	(1,223)	(1,229)	(1,189)	(1,242)	(1,210)
– Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(667)	(762)	(867)	(961)	(931)	(1,002)	(1,018)
– Expenses with Private Pension Plan Benefits
and Redemptions	(1,689)	(2,363)	(2,131)	(2,582)	(2,500)	(2,503)	(2,412)
Equity in the Earnings of Affiliated Companies	65	5	163	76	113	106	49
Other Operating Expenses	(3,148)	(2,741)	(2,826)	(3,405)	(3,045)	(3,924)	(4,090)
Other Operating Income	1,321	1,697	1,198	1,097	1,108	1,109	1,290
Total (2)	14,080	16,651	17,530	22,288	21,176	24,981	26,073
Operating Efficiency Ratio (%) = (1/2)	56.6	56.6	55.5	45.6	47.0	43.2	42.4

(*) Accumulated amounts for the past 12 months based on the statement of adjusted income.

Operating Efficiency Ratio – in percentage

The Operating Efficiency Ratio (accumulated in 12 months) up to September 2006 was practically stable at 42.4%, an improvement of 0.8 percentage point compared to the 12-month period ended in June 2006, mainly as a result of the expenses control, pointing out administrative and personnel expenses coupled with the permanent efforts for increase in revenues. It is also worth mentioning the higher net interest income in the amount of R$530 million, basically stemming from “interest” component, generated by an increment in business volume, pointing out a 27.0% increase in the volume of loan operations for individuals, mainly focused on consumer sales and personal loan financing, the profitability of which is higher if compared to the corporate loans, and increased fee and commission income, in the amount of R$425 million, as a result of increase in the average volume of transactions of fee realignment and the segmentation process.

The Operating Efficiency Ratio (accumulated in the 12 months) up to September 2006 posted a significant improvement of 4.6 percentage points, from 47.0% in September 2005 to 42.4% in September 2006, due to, basically, the effective control of expense accounts, especially, personnel and administrative expenses, which in the last 12-month period evolved 11.2% . Another factor that deserved attention in the improvement of the efficiency ratio was the 25.4% evolution of net interest income in the period compared, pointing out higher revenues from loan operations at 38.5%, boosted by an increase in the loan portfolio volume, particularly, the individual client portfolio.

The Coverage Ratio accumulated in the last 12 months (fee and commission income)/(personnel expenses + administrative expenses) improved 1.6 percentage point, increasing from 72.4% in June 2006 to 74.0% in September 2006.

Administrative + Personnel Expenses and Fee and Commission Income (Accumulated in the last 12 months)

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	September	December

	2006	2005	2004	2003	2002	2001

Current and Long-term Assets	239,478,298	204,325,065	180,038,498	171,141,348	137,301,711	105,767,892
Funds Available	3,947,307	3,363,041	2,639,260	2,448,426	2,785,707	3,085,787
Interbank Investments	34,362,629	25,006,158	22,346,721	31,724,003	21,472,756	3,867,319
Open Market Investments	27,757,919	19,615,744	15,667,078	26,753,660	19,111,652	2,110,573
Interbank Deposits	6,604,737	5,390,726	6,682,608	4,970,343	2,370,345	1,760,850
Allowance for Losses	(27)	(312)	(2,965)	–	(9,241)	(4,104)
Securities and Derivative Financial Instruments	73,021,868	64,450,808	62,421,658	53,804,780	37,003,454	40,512,688
Own Portfolio	66,377,248	59,324,858	51,255,745	42,939,043	29,817,033	27,493,936
Subject to Repurchase Agreements	2,370,755	1,051,665	4,807,769	5,682,852	1,497,383	9,922,036
Derivative Financial Instruments	524,743	474,488	397,956	232,311	238,839	581,169
Restricted to the Negotiation and Intermediation
of Amounts	–	–	–	–	–	526,219
Restricted Deposits – Brazilian Central Bank	1,367,649	2,506,172	4,512,563	3,109,634	3,536,659	1,988,799
Privatization Currencies	70,387	98,142	82,487	88,058	77,371	25,104
Subject to Collateral Provided	2,311,086	995,483	1,365,138	1,752,882	1,836,169	715,858
Provisions for Devaluations	–	–	–	–	–	(740,433)
Interbank Accounts	17,828,544	16,922,165	16,087,102	14,012,837	12,943,432	5,141,940
Unsettled Receipts and Payments	388,405	39,093	22,075	20,237	16,902	10,118
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	16,992,847	16,444,866	15,696,154	13,580,425	12,519,635	4,906,502
– National Treasury – Rural Credit	578	578	578	578	578	712
– SFH	402,419	396,089	335,320	391,871	374,177	217,518
Correspondent Banks	44,295	41,539	32,975	19,726	32,140	7,090
Interdepartamental Accounts	120,170	172,831	147,537	514,779	191,739	176,073
Internal Transfer of Funds	120,170	172,831	147,537	514,779	191,739	176,073
Loan Operations	76,477,336	68,328,802	51,890,887	42,162,718	39,705,279	35,131,359
Loan Operations:
– Public Sector	802,891	821,730	536,975	186,264	254,622	199,182
– Private Sector	81,663,413	72,205,630	55,242,348	45,768,970	42,842,693	37,689,671
Allowance for Doubtful Accounts	(5,988,968)	(4,698,558)	(3,888,436)	(3,792,516)	(3,392,036)	(2,757,494)
Leasing Operations	3,430,076	2,411,299	1,556,321	1,306,433	1,431,166	1,567,927
Leasing Receivables:
– Public Sector	145,513	66,237	–	–	45	138
– Private Sector	6,707,853	4,896,717	3,237,226	2,859,533	3,141,724	3,248,050
Unearned Income from Leasing	(3,277,912)	(2,444,596)	(1,576,690)	(1,438,534)	(1,560,278)	(1,557,642)
Allowance for Leasing Losses	(145,378)	(107,059)	(104,215)	(114,566)	(150,325)	(122,619)
Other receivables	28,416,999	22,106,013	21,664,592	24,098,765	20,690,054	15,685,433
Receivables on Guarantees Honored	15	–	811	624	1,577	1,131
Foreign Exchange Portfolio	8,620,302	6,937,144	7,336,806	11,102,537	10,026,298	5,545,527
Receivables	222,328	183,015	197,120	331,064	249,849	187,910
Negotiation and Intermediation of Amounts	470,926	1,124,197	357,324	602,543	175,185	761,754
Specific Receivables	–	–	–	–	–	146,919
Insurance Premiums Receivable	1,180,921	1,073,002	988,029	889,358	718,909	995,662
Sundry	18,003,354	12,941,687	12,937,408	11,324,857	9,640,966	8,107,714
Allowance for Other Doubtful Accounts	(80,847)	(153,032)	(152,906)	(152,218)	(122,730)	(61,184)
Other Assets	1,873,369	1,563,948	1,284,420	1,068,607	1,078,124	599,366
Other Assets	380,343	367,688	477,274	586,994	679,515	415,484
Provisions for Devaluations	(192,497)	(180,941)	(230,334)	(257,185)	(243,953)	(164,290)
Prepaid Expenses	1,685,523	1,377,201	1,037,480	738,798	642,562	348,172
Permanent Assets	3,713,339	4,357,865	4,887,970	4,956,342	5,483,319	4,348,014
Investments	1,019,427	984,970	1,101,174	862,323	512,720	884,773
Interest in Affiliated Companies:
– Local	404,365	438,819	496,054	369,935	395,006	742,586
Other Investments	1,015,915	895,836	971,311	857,985	439,342	452,871
Allowance for losses	(400,853)	(349,685)	(366,191)	(365,597)	(321,628)	(310,684)
Property, Plant and Equipment in Use	2,067,028	1,985,571	2,270,497	2,291,994	2,523,949	2,152,680
Buildings in Use	1,062,948	1,115,987	1,357,063	1,398,735	1,748,409	1,475,581
Other Fixed Assets	3,977,945	3,644,874	3,604,741	3,480,636	3,459,950	2,988,008
Accumulated Depreciation	(2,973,865)	(2,775,290)	(2,691,307)	(2,587,377)	(2,684,410)	(2,310,909)
Leased Assets	15,109	9,323	18,951	34,362	34,323	46,047
Leased Assets	33,238	23,161	58,463	63,812	51,198	51,214
Accumulated Depreciation	(18,129)	(13,838)	(39,512)	(29,450)	(16,875)	(5,167)
Deferred Charges	611,775	1,378,001	1,497,348	1,767,663	2,412,327	1,264,514
Organization and Expansion Costs	1,533,796	1,315,881	1,170,866	1,124,058	1,037,559	874,970
Accumulated Amortization	(922,021)	(785,364)	(699,710)	(572,620)	(568,525)	(481,127)
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	–	847,484	1,026,192	1,216,225	1,943,293	870,671
Total	243,191,637	208,682,930	184,926,468	176,097,690	142,785,030	110,115,906

Liabilities	September	December

	2006	2005	2004	2003	2002	2001

Current and Long-term Liabilities	221,189,420	189,163,465	169,596,632	162,406,307	131,652,394	100,199,709
Deposits	78,853,168	75,405,642	68,643,327	58,023,885	56,363,163	41,083,979
Demand Deposits	17,598,600	15,955,512	15,297,825	12,909,168	13,369,917	8,057,627
Savings Deposits	25,415,133	26,201,463	24,782,646	22,140,171	20,730,683	18,310,948
Interbank Deposits	172,912	145,690	19,499	31,400	23,848	40,446
Time Deposits	35,375,682	32,836,656	28,459,122	22,943,146	22,238,715	14,674,958
Other Deposits	290,841	266,321	84,235	–	–	–
Federal Funds Purchased and Securities Sold
under Agreements to Repurchase	36,263,828	24,638,884	22,886,403	32,792,725	16,012,965	14,057,327
Own Portfolio	19,194,305	12,690,952	8,248,122	6,661,473	915,946	12,178,855
Third-party Portfolio	17,067,469	11,947,932	14,430,876	17,558,740	12,188,054	1,878,472
Unrestricted Portfolio	2,054	–	207,405	8,572,512	2,908,965	–
Acceptances and Issuance of Securities	6,097,262	6,203,886	5,057,492	6,846,896	3,136,842	4,801,410
Exchange Acceptances	–	–	–	–	1,214	–
Mortgage Notes	867,027	847,508	681,122	1,030,856	384,727	780,425
Debentures Funds	2,708,857	2,624,899	–	7,291	100,369	48,921
Securities Issued Abroad	2,521,378	2,731,479	4,376,370	5,808,749	2,650,532	3,972,064
Interbank Accounts	173,892	139,193	174,066	529,332	606,696	192,027
Interbank Onlendings	–	–	–	159,098	35,686	4,519
Correspondent Banks	173,892	139,193	174,066	370,234	571,010	187,508
Interdepartamental Accounts	1,739,834	1,900,913	1,745,721	1,782,068	1,337,729	762,505
Third-party Funds in Transit	1,739,834	1,900,913	1,745,721	1,782,068	1,337,729	762,505
Borrowings	5,766,563	7,135,327	7,561,395	7,223,356	9,390,630	7,887,154
Local Borrowings – Official Institutions	848	1,088	1,376	2,070	3,368	2,979
Local Borrowings – Other Institutions	67,189	18	11,756	4,010	216,812	230,468
Foreign Currency Borrowings	5,698,526	7,134,221	7,548,263	7,217,276	9,170,450	7,653,707
Local Onlending – Official Institutions	10,873,203	9,427,571	8,355,398	7,554,266	7,000,046	5,830,633
National Treasury	95,885	52,318	72,165	51,398	62,187	–
BNDES	5,264,534	4,237,973	3,672,007	3,403,462	3,437,319	3,067,220
CEF	68,538	59,588	395,820	459,553	453,803	433,381
FINAME	5,442,215	5,075,232	4,211,762	3,638,966	3,045,176	2,321,508
Other Institutions	2,031	2,460	3,644	887	1,561	8,524
Foreign Onlendings	341	183	42,579	17,161	47,677	316,283
Foreign Onlendings	341	183	42,579	17,161	47,677	316,283
Derivative Financial Instruments	508,180	238,473	173,647	52,369	576,697	111,600
Technical Provisions for Insurance, Private Pension
Plans and Certificated Savings Plans	45,718,708	40,862,555	33,668,654	26,408,952	19,155,479	13,853,426
Other Liabilities	35,194,441	23,210,838	21,287,950	21,175,297	18,024,470	11,303,365
Collection of Taxes and Other Contributions	1,588,482	156,039	204,403	130,893	108,388	181,453
Foreign Exchange Portfolio	3,290,222	2,206,952	3,011,421	5,118,801	5,002,132	1,343,769
Social and Statutory Payables	881,272	1,254,651	900,266	851,885	666,409	572,265
Fiscal and Pension Plans Activities	7,424,354	5,041,312	4,495,387	4,781,458	4,376,031	3,371,127
Negotiation and Intermediation of Amounts	269,399	893,957	312,267	595,958	109,474	1,307,385
Financial and Development Funds	2,051	–	–	–	–	–
Subordinated Debt	11,767,133	6,719,305	5,972,745	4,994,810	3,321,597	969,842
Sundry	9,971,528	6,938,622	6,391,461	4,701,492	4,440,439	3,557,524
Future Taxable Income	172,941	52,132	44,600	31,774	15,843	9,020
Future Taxable Income	172,941	52,132	44,600	31,774	15,843	9,020
Minority Interest in Consolidated Subsidiary	55,921	58,059	70,590	112,729	271,064	139,231
Stockholders' equity	21,773,355	19,409,274	15,214,646	13,546,880	10,845,729	9,767,946
Capital:
– Local Residents	12,007,879	11,914,375	6,959,015	6,343,955	4,960,425	4,940,004
– Foreign Residents	992,121	1,085,625	740,985	656,045	239,575	259,996
Realizable Capital	–	–	(700,000)	–	–	–
Capital Reserves	36,550	36,032	10,853	8,665	7,435	7,435
Profit Reserves	7,875,574	5,895,214	7,745,713	6,066,640	5,715,317	4,614,110
Mark-to-market Adjustment – Securities and
Derivatives	901,786	507,959	458,080	478,917	9,152	–
Treasury Stock	(40,555)	(29,931)	–	(7,342)	(86,175)	(53,599)
Stockholders' Equity Managed by Parent
Company	21,829,276	19,467,333	15,285,236	13,659,609	11,116,793	9,907,177
Total	243,191,637	208,682,930	184,926,468	176,097,690	142,785,030	110,115,906

The Notes are an integral part of the Financial Statements.

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Certificated Savings Plans	Private Pension Plans	Other Activities	Total	%

Trading Securities	7,090	6,956	24,218	435	38,699	57.9
Securities Available for Sale	9,581	3,237	10,982	23	23,823	35.6
Securities Held to Maturity	1,043	–	3,270	–	4,313	6.5
Subtotal	17,714	10,193	38,470	458	66,835	100.0
Purchase and Sale Commitments	2,152	809	3,226	–	6,187
Total on September 30, 2006	19,866	11,002	41,696	458	73,022
Total on June 30, 2006	19,475	10,883	39,623	401	70,382
Total on September 30, 2005	21,736	8,274	33,884	354	64,248

Composition of Securities by Issuance

Securities	R$ million

	2005		2006

	June	September	June	September

Government	34,407	30,967	30,733	31,957
Private	9,798	13,623	13,263	13,117
PGBL/VGBL	12,854	11,420	21,211	21,761
Subtotal	57,059	56,010	65,207	66,835
Purchase and Sale Commitments:	7,382	8,238	5,175	6,187
Funds	4,182	2,102	3,703	3,611
PGBL/VGBL	3,200	6,136	1,472	2,576
Total	64,441	64,248	70,382	73,022

Classification of Securities by Segment – in percentage

Loan Operations

Growth in the loan portfolio of Bradesco Conglomerate continued to be more intense in operations for individual clients in 2006, specially in the vehicle financing and personal loan portfolios. In the corporate businesses, it is worth pointing out long-term financings and operations carried out in Branches and Subsidiaries abroad, in spite of the dollar depreciation of 7.1% in the period.

The consolidated balance of loan operations reached at the end of 3Q06 a total of R$92.0 billion, representing a 3.8% increase compared to last June and 22.3% growth in the last 12 months.

Loan Operations – Total Portfolio

Loan Operations – by Currency – in percentage

The evolution of loans and onlendings balance of 18.1% in Reais, due mainly to the higher volume of indexed and/or denominated in foreign currency operations carried out in Branches and Subsidiaries (excluding ACC) in 3Q06, showed a significant growth abroad.

Loan Operations – by Purpose

The loan expansion for individuals continued showing a reduction in intensity, with evolution of 3.4% in 3Q06, accruing 27.0% in the last twelve months.The main reason for the portfolio growth this quarter was the vehicles financing type.

We highlight in the loan portfolio for individuals the consumer financing (vehicles, personal loan, leasing, credit card and assets financing) which reached the amount of R$33.7 billion and share in the operations balance for individuals of 86.8% in September 2006. Vehicle financing, which remained with the highest volume of loans, aligned to consigned loans and combined with payroll charges, for its guarantees and characteristics provided the portfolio with a low loan risk level.

Loan Operations – Consumer Financing

The growth rhythm of loan granted to companies was higher in 3Q06 than loans granted to individuals (contrary to the accumulated for the year), with an evolution of 4.1%, of which 19.1% in the last twelve months. Such behavior was influenced by the performance of the foreign operations portfolio and onlending operations of BNDES.

Loan Operations – per Type of Client

Loan Operations – Client Features

It is possible to notice the decrease of large company’s partial share in the loan portfolio in the last twelve months, not only in view of the increase of loans to individuals and micro, small and medium-sized companies (SME), as well as in view of the negative effect in the balance of the dollar depreciation in this period, once a great portion of operations with large companies is indexed to foreign currency. In the quarter there was not a significant change in the shares.

Loan Operations – by Activity Sector

Items	R$ million

	2005				2006

	June	%	September	%	June	%	September	%

Public Sector	624	0.9	795	1.1	1,065	1.2	963	1.0
Private Sector	69,163	99.1	74,449	98.9	87,578	98.8	91,050	99.0
Industry	18,390	26.4	18,849	25.1	21,070	23.8	22,789	24.8
Commerce	10,559	15.1	11,324	15.0	12,945	14.5	13,144	14.3
Financial Intermediary	216	0.3	236	0.3	321	0.4	757	0.8
Services	11,922	17.0	12,363	16.4	14,509	16.4	14,319	15.6
Agribusiness, Fishing, Silviculture
and Forest Exploitation	1,235	1.8	1,088	1.4	1,174	1.3	1,207	1.3
Individuals	26,841	38.5	30,589	40.7	37,559	42.4	38,834	42.2
Total	69,787	100.0	75,244	100.0	88,643	100.0	92,013	100.0

The distribution by activity sector continued to have as highlight the industry (mainly the chemical, automobile and pulp and paper industries), which had a growth in the balance and in the share of the portfolio, remaining at the end of the 3rd quarter with higher loan volume (24.8%), followed by Services (15.6%) and Commerce (14.3%) sectors.

Loan Operations – by Type

Items	R$ million

	2005		2006

	June	September	June	September

Borrowings and Discount of Trade Receivables	31,751	33,988	39,398	40,773
– Financings	25,094	28,055	32,930	34,472
– Rural and Agribusiness Loans	5,419	5,733	6,865	7,221
Leasing Operations	1,973	2,208	3,178	3,575
Advances on Foreign Exchange Contracts	5,089	4,730	5,767	5,487
Subtotal of Loan Operations	69,326	74,714	88,138	91,528
Other Loans	461	530	505	485
Total Loan Operations	69,787	75,244	88,643	92,013
Sureties and Guarantees Recorded in Memorandum Accounts	8,559	8,674	13,369	13,820
Total Including Sureties and Guarantees	78,346	83,918	102,012	105,833

The evolution of balance and share in the financing type (includes mainly vehicles, real estate loan and BNDES onlendings) in 3Q06 is deservedly recorded by its performance, which is higher than the total of the portfolio.

In the table below, we can observe the evolution in the representativeness of the Bank’s business segments:

Loan Operations – per Business Segment – in percentage

In 3Q06, it is worth pointing out the Corporate business segment and Banco Finasa (mainly due to vehicle financing for individual clients), which show an evolution higher than the total portfolio, reflecting on the increase of its shares in the total loans of Bradesco Conglomerate.

Loan Portfolio Quality

Compared to the previous quarter, it was possible to notice a slight change in the loan portfolio profile whose participation of credits rated between “AA” and “C” compared to the total was of 92.3%, as a consequence of the impact of the change in the breakdown of the portfolio, focused on consumer financing, and the slight growth in delinquency of loans for individual clients this quarter.

Loan Operations by Rating – in percentage

The total volume of allowance for doubtful accounts reached R$6,215 million, representing 6.8% of the total loan portfolio (6.6%, in June 2006), ensuring the maintenance of adequate levels of PDD coverage for the current profile of the loan portfolio.

In this regard, we point out the strength of the provision criteria adopted, which may be evidenced through the analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months over all the period analyzed.

Loan Operations – PDD x Default x Losses – Percentage over Loan Operation Balance

In September 2006, it can be verified that the delinquency ratio of the consolidated portfolio remained slightly stable compared to the previous quarter. The change of the portfolio profile and the slight deterioration of their payment capacity for clients in loans granted to individuals were responsible for the maintenance of ratios slightly higher than those of the previous periods. As already said in the previous quarters, increase in the delinquency indicators was expected and it is already duly priced in our products and services.

Loan Operations – Delinquency up to 90 days x PDD – in percentage

Loan Operations – Distribution of the Loan Portfolio Falling Due by Terms – in percentage

The terms of operations to mature have been extending, mainly in view of consumer financing operations, which by their nature have a longer term. The operations with maturity exceeding 180 days represented 50.7% of total portfolio in September 2006, against 47.4% one year ago. It is worth mentioning that the increase in the average term of the portfolio has been occurring in low credit risk products, i.e., vehicle financing and consigned loan.

The movement of the consolidated loan portfolio in the last twelve months shows the adequacy and consistency of the loan evaluation instruments used in the concession process, maintaining its good quality, as shown in the tables below:

Loan Operations – Portfolio Movement between September 2005 and 2006 – R$ million

Loan Operations – Portfolio Movement between September 2005 and 2006

Rating	Borrowers Remaining from September 2005		New Borrowers between September 2005 and 2006		Total Loans in September 2006

	R$ million	%	R$ million	%	R$ million	%

AA – C	68,921	91.7	16,030	94.9	84,951	92.3
D	1,506	2.0	227	1.3	1,733	1.9
E – H	4,692	6.3	637	3.8	5,329	5.8
Total	75,119	100.0	16,894	100.0	92,013	100.0

Concentration of Loan Portfolio

The concentration of largest borrowers kept falling in the end of 3Q06 in relation to the status showed in June and September 2005, in spite of the slight growth of the 50 largest borrowers, as indicated in the chart below:

Loan Operations – Portfolio Concentration without Guarantee – in percentage

Loan Operations – Portfolio Indicators

In order to facilitate the follow-up of the quantitative and qualitative performance of Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	R$ million (except for percentages)

	2005		2006

	June	September	June	September

Total Loan Operations	69,787	75,244	88,643	92,013
– Individual	26,841	30,589	37,559	38,834
– Corporate	42,946	44,655	51,084	53,179
Existing Provision	4,450	4,647	5,833	6,215
–Specific	1,891	2,053	3,053	3,290
–Generic	1,613	1,642	1,700	1,833
–Additional	946	952	1,080	1,092

Specific Provision/Existing Provision (%)	42.5	44.2	52.3	52.9
Existing Provision/ Loan Operations (%)	6.4	6.2	6.6	6.8
AA – C Rated Loan Operations / Loan Operations (%)	92.6	93.1	92.4	92.3
D Rated Operations Under Risk Management / Loan Operations (%)	2.2	2.0	2.0	1.9
E – H Rated Loan Operations / Loan Operations (%)	5.2	4.9	5.6	5.8

D Rated Loan Operations	1,537	1,496	1,769	1,733
D Rated Existing Provision for Loan Operations	363	352	467	455
D Rated Provision/ Loan Operations (%)	23.6	23.5	26.4	26.2
D – H Rated Loan Operations Overdue	2,815	2,911	4,518	4,742
Total Provision/D – H Rated Loan Operations Overdue (%)	158.1	159.6	129.1	131.1

E – H Rated Loan Operations	3,609	3,681	4,928	5,329
Existing Provision for E – H Rated Loan Operations	3,080	3,159	4,271	4,647
Provision/ E – H Rated Loan Operations (%)	85.3	85.8	86.7	87.2
E – H Rated Loan Operations Overdue	2,257	2,426	3,708	3,984
Total Provision/E – H Rated Loan Operations Overdue (%)	197.2	191.5	157.3	156.0

Total Provision / Non Performing Loans (*) (%)	198.2	198.5	156.6	159.8

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

In the 3rd quarter, we noticed the continuity of the expansion of the loan portfolio of Bradesco Conglomerate, followed by the stability of the general delinquency ratios. This proceeding was already estimated, due to the seasonality of this period, as observed in the last years. The maintenance of adequate provision levels could absorb such fluctuations with a significant margin, maintaining all performance indicators with comfortable coverage indices.

It is worth pointing out that the Individual Clients portfolio growth results mainly from vehicles financing and consigned loan operations and/or linked to payrolls which provide this operations with low credit risk level due to its guarantees and characteristics.

For the last quarter of 2006, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, based on the traditional concepts of security, consistency, selectivity and diversification.

Funding

Composition of Deposits by Maturity

Deposits	R$ million

	2006

	June	September

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	16,646	17,599	–	–	–	17,599
Savings	24,835	25,415	–	–	–	25,415
Interbank	163	173	–	–	–	173
Time	36,435	2,854	3,654	4,377	24,490	35,375
Other Deposits	277	291	–	–	–	291
Total	78,356	46,332	3,654	4,377	24,490	78,853

Demand Deposits – R$ billion

Checking Accounts

The balance of Checking Accounts of Bradesco Organization at the end of the 3rd quarter of 2006 was R$17.6 billion.

In accordance with the social-environmental responsibility commitment, Bradesco check books started being printed in recycled paper, the consumption of which is estimated at 100 tonnes/month, with good results for the conservation of the environment.

Quantity of Checking Accounts – Individuals and Corporate – in thousands

Savings Accounts

The balance of Bradesco Organization Savings Accounts, at the end of the 3rd quarter of 2006, was R$25.4 billion in deposits, corresponding to an 18.3% market share in the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

New investment opportunities were offered by Bradesco and arouse its clients’ interest in transferring resources from their savings account to other products inside the Bradesco Organization itself, such as Investment Funds and CDB.

Share of SBPE – in percentage

Number of Savings Accounts – million

Asset Management

Highlight as Fund Manager in Exame Magazine

Guia Exame 2006, the most traditional award of investment fund managers of the Brazilian market pointed out Bradesco as the best fund manager of stock funds.

Guia Exame is published by Exame magazine with technical support of Fundação Getulio Vargas.

Besides being considered as the best stock fund manager, Bradesco totaled 16 funds in the best rating of 5 stars.

Multimarket Funds

The Multimarket category had in 2006 a net funding of around R$23 billion until September, reaching a 19.12% share of the total Investment Funds in Brazil. The reduction of interest rates and the higher disposition to risk by investors contributed to this funding. Aware of the growth of this market, BRAM created a specific board of executive officers comprised by a team focused on the management of this Fund category.

Stockholders’ Equity

	R$ million

	2005		2006

	June	September	June	September

Investment Funds	96,024	101,697	121,640	127,572
Managed Portfolios	7,583	7,782	10,400	7,337
Third-Party Fund Quotas	4,883	5,177	5,608	5,313
Total	108,490	114,656	137,648	140,222

Asset Distribution

	R$ million

	2005		2006

	June	September	June	September

Investment Funds – Fixed Income	93,368	98,387	117,776	123,645
Investment Funds – Floating Rate	2,656	3,310	3,864	3,927
Investment Funds – Third-Party	4,712	4,922	5,245	5,269
Total	100,736	106,619	126,885	132,841
Managed Portfolio – Fixed Income	5,840	5,996	8,392	5,246
Managed Portfolio – Floating Rate	1,743	1,786	2,008	2,091
Managed Portfolios – Third-Party Funds	171	255	363	44
Total	7,754	8,037	10,763	7,381
Total Fixed Income	99,208	104,383	126,168	128,891
Total Floating Rate	4,399	5,096	5,872	6,018
Total Third-Party Funds	4,883	5,177	5,608	5,313
Overall Total	108,490	114,656	137,648	140,222

Total Assets Under Management according to ANBID’s Global Ranking – R$ million (*)

Number of Funds, Portfolios and Quotaholders

	September 2005		June 2006		September 2006

	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders

Investment Funds	507	3,385,475	530	3,388,288	550	3,376,350
Managed Portfolios	112	343	103	481	102	446
Total	619	3,385,818	633	3,388,769	652	3,376,796

4 - Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies

Consolidated Balance Sheet (*)

	R$ million

	2005		2006

	June	September	June	September

Assets
Current and Long-Term Assets	43,109	45,511	53,790	56,044
Securities	40,137	42,380	50,429	52,445
Insurance Premiums Receivable	1,014	1,008	1,093	1,144
Other Receivables	1,958	2,123	2,268	2,455
Permanent Assets	666	662	1,111	1,154
Total	43,775	46,173	54,901	57,198

Liabilities
Current and Long-Term Liabilities	39,286	41,229	48,484	50,386
Tax, Civil and Labor Contingencies	1,105	1,131	1,522	1,555
Payables on Operations of Insurance, Private Pension Plans and Certificated
Savings Plans	450	483	436	436
Other Liabilities	1,198	1,380	2,579	2,676
Technical Provisions for Insurance	3,402	3,526	4,146	4,272
Technical Provisions for Life and Private Pension Plans	31,079	32,574	37,574	39,166
Technical Provisions for Certificated Savings Plans	2,052	2,135	2,227	2,281
Minority Interest	66	74	112	60
Stockholders’ Equity	4,423	4,870	6,305	6,752
Total	43,775	46,173	54,901	57,198

Consolidated Statement of Income – (*)

	R$ million

	2005				2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Net Premiums Written	3,811	4,314	11,741	4,249	4,714	13,360
Reinsurance Premiums and
Redeemed Premiums	(810)	(768)	(2,398)	(962)	(907)	(2,807)
Insurance, Private Pension Plans and
Certificated Savings Plans Retained
Premiums	3,001	3,546	9,343	3,287	3,807	10,553
Variation in Technical Provisions	(280)	(739)	(1,437)	(466)	(901)	(1,946)
Fee and Commission Income	100	109	304	126	139	392
Retained Claims	(1,443)	(1,463)	(4,292)	(1,476)	(1,490)	(4,475)
Certificated Savings Plans Draws and
Redemptions	(313)	(338)	(898)	(288)	(306)	(879)
Private Pension Plans Benefits and
Redemptions	(642)	(615)	(1,988)	(567)	(525)	(1,819)
Selling Expenses	(230)	(249)	(708)	(255)	(261)	(763)
Other Operating Income (Expenses)	17	(12)	–	(77)	(85)	(237)
Personnel and Administrative Expenses	(183)	(246)	(648)	(249)	(255)	(748)
Tax Expenses	(38)	(46)	(124)	(51)	(36)	(135)
Financial Result	537	702	1,739	722	654	2,144
Operating Income	526	649	1,291	706	741	2,087
Equity Result	61	18	437	1	82	126
Non-Operating Income	(54)	28	(21)	115	(9)	101
Minority Interest	(2)	(1)	(2)	(1)	(8)	(11)
Income before Taxes and
Contributions	531	694	1,705	821	806	2,303
Taxes and Contributions on Income	(162)	(269)	(480)	(241)	(256)	(712)
Net Income	369	425	1,225	580	550	1,591
(*) Information prepared in accordance with the accounting policies established by CNSP, SUSEP and ANS.

Performance Ratios – in percentage

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Claims Ratio (1)	84.5	79.9	81.4	79.9	77.8	78.3
Selling Ratio (2)	11.4	11.4	11.4	11.4	11.3	11.3
Administrative Expense Ratio (3)	8.5	11.9	10.5	11.8	11.0	11.3
Combined Ratio (4)	101.6	101.5	101.4	101.9	95.3	98.2
Expanded Combined Ratio (5)	88.8	86.9	89.2	85.4	82.5	84.2

N.B.:
For the purposes of comparison, in the 2nd quarter of 2005 and from January to September 2005 we excluded the additional provisions for Health Insurance, at the amount of R$324 million. In 2006, we excluded R$95 million in the 2nd quarter, totaling R$244 million from January to September 2006. We also excluded in the first nine months of 2006 the exceeding provision (IBNR – DPVAT), at the amount of R$32 million.

	(1)	Retained Claims/Earned Premiums.
	(2)	Selling Expenses/Earned Premiums.
	(3)	Administrative Expenses/Earned Premiums.
	(4)	(Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Expenses)/ Earned Premiums.
	(5)	(Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Expenses)/ (Earned Premiums + Financial Result).

Insurance Premiums – Market Share (%)

In the insurance segment, according to information published by SUSEP and ANS data, up to August 2006, Bradesco secured R$9.6 billion in premiums and maintained its leadership in the ranking with a 25.2% market share. The insurance sector obtained a total of R$38.1 billion in premiums up to August 2006.

Growth in Technical Provisions for Insurance – R$ million

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – R$ million

Insurance Line	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Health	495	885	2,540	929	955	2,808
Auto/RCF	493	520	1,473	510	517	1,555
Life/AP/VGBL	312	337	944	276	346	970
Basic Lines	88	94	274	90	88	257
DPVAT	31	28	112	70	57	194
Total	1,419	1,864	5,343	1,875	1,963	5,784

In September 2006, there was an increase of 8.3% in premiums earned in the insurance segment, if compared to the same period of the previous year.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line (%)

Retained Claims by Insurance Line – R$ million

Insurance Line	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Health	796	805	2,390	794	800	2,376
Auto/RCF	370	400	1,107	391	383	1,153
Life/AP/VGBL	222	212	592	219	246	695
Basic Lines	64	53	181	41	47	145
DPVAT	22	20	80	54	51	157
Total	1,474	1,490	4,350	1,499	1,527	4,526

Claims Ratio by Insurance Line (%)

Selling Expenses by Insurance Line – R$ million

		2005			2006

Insurance Line	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Health	24	25	76	26	28	81
Auto/RCF	89	93	263	93	94	282
Life/AP/VGBL	68	74	215	79	80	235
Basic Lines	16	21	56	15	19	51
DPVAT	1	–	1	1	1	2
Total	198	213	611	214	222	651

Selling Ratios by Insurance Line (%)

Number of Insured – in thousands

Until September 2006, there was an increase of 7.8% in the customer base compared to September, 2005.

When comparing 3Q06 to the same period of the prior year, Bradesco Saúde maintained its noteworthy market position (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.5 million customers, of which 2.2 million pertain to the corporate segment.

The large share of corporate insurance in the total portfolio of Bradesco Saúde (88.26% in September/2006) confirms the insurance company’s high level of expertise and personalization in the corporate insurance services, a distinct advantage in the Supplementary Health Insurance market.

More than 12 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 29 are Bradesco’s insurance clients and out of the country’s 50 largest companies, 30% are Bradesco Saúde’s clients. (source: Exame magazine’s Maiores e Melhores de julho de 2006 – Biggest and Best List, July 2006).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Until August 2006, Bradesco maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance market, with an 8.2% share of total market sales in this area.

In the Asset Risks segment, Bradesco Auto/RE insures the assets of a significant number of large companies of the country related to the home-building, steel, petrochemical, pulp and paper, aircraft, automotive and food sectors by means of issuances of insurance policies for Operational Risks, Named, Oil, Port Operator, Civil Liability, Engineering Risks, (Domestic and International) Transport, Hull and Aircraft.

In the area of Domestic and International Transport insurance, from the implementation of several visits to clients of the segments Corporate and Companies, mainly in the south, mid-west and southeast, we got more trading frequency with some important corporate groups.

We also point out that the relation of Bradesco Auto/RE with Bradesco Corporate and Bradesco Empresas (Middle Market), including with own structure, has allowed greater closeness with Bradesco’s clients and enabled the achievement and renew of policies of large companies installed in the country.

In the mass market insurance segment, whose products are focused on individuals, small and medium-sized (SME’s) companies, we maintained a meaningful number of customers, in particular those of the Residential Insurance line.

Another high profitability segment was the Diverse Risks directed to equipment, mainly the insurance arising from operations of leasing, FINAME and CDC of Banco Bradesco.

The continuous upgrading of products provides the improvement of the services rendered to our clients and contributed significantly for the increase in income of the current period.

In the Auto/RCF line, the market was characterized by intense competition in big metropolitan areas, aggravated by a small growth in insured vehicle market.

During the period, we maintained our technically correct pricing policy, with a view to reaching a balanced portfolio results. We consolidated our pricing policy based on the insured specific characteristics, after one year it was launched. We also maintained differentiated services, which add value to our products, such as discounts given through the nationwide customer service networks and auto glass repair, as well as the increase in the number of electronic relationships with brokers and those insured, which are carried out via the Internet.

Bradesco’s market share of the Auto/RCF portfolio, up to August, 2006 was 15.6% .

Operating Risk

Grupo Bradesco de Seguros, integrating Bradesco Organization, in its permanent commitment to obtain conformity with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, for adequacy to the guidance brought by the New Capital Basel Agreement (Basel II), provisions of the monetary authority and alignment to future definitions related to Solvability II we are carrying out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. Thus, the plan of accounts of the companies of the Insurance Group was fully reviewed and specific accounting accounts were opened for the registration of events of operating risk loss, resulting from business interruption, failure of systems, errors, omissions, frauds or external events, thus enabling the determination of the regulatory capital calculation for Operating Risk according to the methodology adopted by Bradesco Organization. The disseminations of the operating risk management culture in several levels, the disclosure of corporate policies and establishment of continuous monitoring procedure of exposure levels are inserted in this context.

Awards/Recognition

1 – Bradesco Seguros was elected the most remembered brand and the preferred one in the “Insurance” category in the eighth edition of“Pesquisa Marcas de Quem Decide” (Brand Research of Who Decides), conducted by Jornal do Comércio/ – RS in partnership with QualiData Institute. The research was carried out with 330 businessmen and professionals of Rio Grande do Sul and recognized as the most complete study about brands in the south region of the country.

2 – The President of Grupo Bradesco Seguros e Previdência, Luiz Carlos Trabuco Cappi, was elected “2005 National Business Leader” in the “Finance Sector - Insurance and Private Pension Plans” of the 29th edition of the Gazeta Mercantil Forum of Business Leaders. Promoted by Gazeta Mercantil newspaper, the members of the Forum are elected by subscribers, businessmen and executives, in a free voting and without pre-candidature. The main purpose is, by means of the main business leaderships, to discuss and analyze structural themes of high relevance for the Brazilian development.

3 – Bradesco Seguros received “The Best Insurance Companies of Brazil” award, from Conjuntura Econômica magazine, of Fundação Getulio Vargas, as the “Largest Insurance Company by Net Income and Stockholders’ Equity”. The award is promoted by the Brazilian Institute of Economy (Ibre) of Fundação Getulio Vargas, which considers the companies’ economic-financial performance in 2005, according to a study prepared by the Data Management Division of the own Institute.

4 – Bradesco Seguros e Previdência received, by the fifth consecutive year, the iBEST 2006 award, the maximum award granted to a website in Brazil. The insurance company was the winner in the “Insurance” category according to the public vote (popular jury).

5 – Bradesco Seguros e Previdência received the 2006 Top of Marketing award. The Association of Sales and Marketing Managers of Brazil (ADVB) granted the award by the case “Christmas Tree of Bradesco Seguros e Previdência – 10 Years of Light and Emotion”. The award is one of the most important ones of the market and has as purpose to consider the organizations that care for the best sustenance of their product, service or brand, by means of innovative and consistent marketing strategies.

6 – Bradesco Seguros received the trophy “Gaivota de Ouro 2006”, granted by Seguro Total magazine. The company was highlighted in the “Excellence in Total Insurance” category in the “VI 2006 Insurance Market Award”.

7 – Bradesco Seguros e Previdência received the award “Best Insurance Company” granted by the yearbook Balanço Financeiro. The yearbook, published by Gazeta Mercantil, recognized the results achieved in 2005.

8 – Bradesco Seguros e Previdência received the award Highlights of the Year in the category “Insurance Company of the Year” granted by Clube de Vida em Grupo do Rio de Janeiro (CVG – RJ). The award, considered the “Insurance Oscar”, was carried out this year at Museu Histórico Nacional, in Rio de Janeiro.

Sponsorships

1 – Bradesco Seguros was the official insurance company of the 19th edition of the “International Book Biennial” carried out in the Exposition Lodge of Anhembi, in São Paulo, in the period from March 9 to 19.

2 – Bradesco Seguros e Previdência was one of the sponsors of the “Pennacchi 100 anos” exposition, carried out in the Pinacoteca of the State of São Paulo, from May 13 to June 25. The work of Pennacchi, one of the masters of the Brazilian plastic arts, is divided into the themes sacred, scenes, people, sculptures and advertising sketches produced in Italy and Brazil. The event paid homage to the centenary of the birth of the great artist.

3 – Bradesco Seguros e Previdência was the sponsor of the 7th Regional Meeting of Insurance Brokers of Rio Grande do Sul (ENCOR), carried out in the Center of Events ExpoGramado, in the city of Gramado, in May 25 and 26. The 7th ENCOR was promoted by the Union of Brokers of Rio Grande do Sul (Sincor – RS).

4 – Bradesco Seguros e Previdência sponsors the 2006 edition of the Social Calendar of Sincor – RS(Union of Insurance Brokers of the State of Rio Grande do Sul).

5 – Bradesco Seguros e Previdência was one of the sponsors of the 32nd edition of Conarh (National Congress on People Management) carried out at Transamérica Expo Center in São Paulo. Conarh is considered the largest and the most important Brazilian congress of this sector.

6 – Bradesco Seguros e Previdência was one of the sponsors of the 12th Conec (State Congress of Insurance Brokers), carried out at Palácio de Convenções do Anhembi, in São Paulo. This year, the event organized by Sincor – SP (Union of Insurance Brokers of the State of São Paulo), gathered around 5 thousand professionals of the sector.

7 – Bradesco Seguros e Previdência sponsored the 6th Forum of Debates of Sincor – MG (Union of Insurance Brokers of the State of Minas Gerais).

8 – In the special edition of Guia Exame-Você S/A, published in September under the title “150 Best Companies toWork”, Bradesco Saúde was pointed out as the best option of health benefit of companies.

Highlights

1. Bradesco Auto/RE is the official insurance company of Cirque du Soleil during the performances of its first tour in Brazil. The Canadian circus is known worldwide by its artistic quality.

2. Bradesco Auto/RE is the official insurance company of the 2006 edition of “Casa Cor” in Rio de Janeiro, one of the Country’s most important events of architecture and design.

Private Pension Plans

Balance Sheet

	R$ million

	2005		2006

	June	September	June	September

Assets
Current and Long-Term Assets	32,876	34,719	40,132	42,042
Funds Available	59	46	35	49
Securities	32,077	33,876	39,417	41,333
Insurance Operations and Other Receivables	740	797	680	660
Permanent Assets	803	918	161	164
Total	33,679	35,637	40,293	42,206

Liabilities
Current and Long-Term Liabilities	32,099	33,697	38,499	40,159
Tax, Civil and Labor Contingencies	629	740	632	626
Operating Liabilities for Insurance and Private Pension Plans	97	114	67	86
Other Liabilities	294	269	226	281
Technical Provisions	31,079	32,574	37,574	39,166
Stockholders' Equity	1,580	1,940	1,794	2,047
Total	33,679	35,637	40,293	42,206

Statement of Income

	R$ million

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Retained Premiums	285	294	883	345	346	1,018
Variations in Premium Reserves	(5)	–	(16)	(67)	(26)	(110)
Earned Premiums	280	294	867	278	320	908
Fee and Commission Income	100	109	304	126	139	392
Retained Claims	(206)	(189)	(563)	(209)	(222)	(653)
Expenses with Benefits –VGBL	(17)	(28)	(58)	(22)	(38)	(83)
Selling Expenses –Insurance	(56)	(63)	(175)	(65)	(65)	(191)
Other Operating Income (Expenses)	6	(14)	(18)	(43)	(4)	(112)
Income from Withholding Contributions
and VGBL Premiums	1,450	1,869	4,659	1,825	2,108	5,802
Technical Provisions Variation – Private
Pension Plans and VGBL	(178)	(659)	(847)	(323)	(748)	(1,401)
Benefits/Redemptions Expenses	(611)	(588)	(1,930)	(544)	(488)	(1,736)
Redemptions Expenses –VGBL	(637)	(600)	(1,843)	(780)	(728)	(2,240)
Selling Expenses – Private Pension Plans
and VGBL	(40)	(44)	(126)	(50)	(50)	(144)
Personnel and Administrative Expenses	(60)	(66)	(183)	(73)	(75)	(213)
Tax Expenses	(17)	(22)	(52)	(26)	(27)	(81)
Interest Income	1,140	1,180	3,505	1,203	1,209	3,790
Interest Expenses	(874)	(845)	(2,645)	(922)	(893)	(2,841)
Equity Income	93	89	588	9	3	14
Non-Operating Income	(8)	(1)	(14)	(2)	(46)	(51)
Income before Taxes and Contributions	365	422	1,469	382	395	1,160
Taxes and Contributions on Income	(90)	(111)	(297)	(125)	(130)	(384)
Net Income	275	311	1,172	257	265	776

Income from Private Pension Plans and VGBL – Market Share (%)

Until September 2006, total income from private pension plans totaled R$5,802 million.

Insurance Premiums (Life and Personal Accidents) – Market Share (%)

Until September, total income from net premiums written amounted to R$1,082 million.

Increase in Technical Provisions – R$ million

Total technical provisions of Bradesco Vida e Previdência in September 2006 was of R$39,166 million comprised R$21,008 million for supplementary private pension plans, R$16,636 million for VGBL, R$1,429 million for life and personal accident, R$89 million for DPVAT and R$4 million for retro assignment.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

In September 2006, the Investment Portfolio reached R$40,020 million.

Increase in Number of Participants – in thousands

Increase in Life Insurance Policyholders and Personal Accidents – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 37.9% share of income from private pension plans and VGBL and a 16.1% share of life insurance premiums and personal accident.

Bradesco is also sole leader in VGBL plans with a 42.3% share and a 33.3% share in PGBL (source: ANAPP – (Brazilian Association of Private Pension Plan) – August/2006 accumulated data).

The number of BradescoVida e Previdência customers reached 9.9%, in September 2006, compared to September 2005, surpassing the record of 1.7 million private pension plan and VGBL participants and 8.9 million life insurance and personal accident holders. This significant increase was prompted by the strength of the Bradesco Brand name and by the use of an appropriate management and sales policies.

Technical provisions totaled R$39.2 billion in September 2006, an increase of 20.2% as compared to September 2005. The Portfolio of Investments in Private Pensions Plans and VGBL totaled R$40 billion, comprising 42.7% of all market resources.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized, with the achievement of the following awards:

Prêmio Segurador Brasil (“Brazil Insurer” Award)

– Ranking 2005 – "Best Performance in Private Pension Plan";

– Performance/Category Highlight – "Highest Leverage and Results – Group Life"; and

– Marketing 10 - Prev Jovem.

“Best and Biggest Companies 2006” Yearbook, “Exame” magazine

– The Best Supplementary Private Pension Company;

– The Biggest Brazilian Insurer in Net Awards;

– The Biggest Insurer in Net Income;

– The Highest Net Equity Profitability; and

– The BiggestWealth Created.

Top of Mind Brazil – Mato Grosso do Sul.

“Gaivota de Ouro” Award

– Best Life and Pension Company; and

– Best Product Marketing Campaign with “Prev Jovem”.

Valor 1000 Magazine

– The Largest Life and Insurance Company (Maior Empresa deVida e Previdência).

Highlight in the year of 2005/2006 (CVG – Clube Vida em Grupo of Rio de Janeiro).

Operating Risk

Bradesco Vida e Previdência, integrating Grupo Bradesco de Seguros e Previdência and Bradesco Organization, in its permanent commitment to obtain conformity with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, for adequacy to the guidance brought by the New Capital Basel Agreement (Basel II), provisions of the monetary authority and alignment to future definitions related to Solvability II we carried out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. Thus, the plan of accounts was fully reviewed and specific accounting accounts were opened for the registration of events of operating risk loss, resulting from business interruption, failure of systems, errors, omissions, frauds or external events, thus enabling the determination for the regulatory capital calculation for Operating Risk according to the methodology adopted by Bradesco Organization. The disseminations of the operating risk management culture in several levels, the disclosure of corporate policies and establishment of continuous monitoring procedure of exposure levels are inserted in this context.

Certificated Savings Plans Companies(1)

Balance Sheet – R$ million

	2005		2006

	June	September	June	September

Assets
Current and Long-Term Assets	2,749	2,940	2,952	3,092
Securities	2,658	2,811	2,826	2,964
Accounts Receivable and Other Receivables	91	129	126	128
Permanent Assets	34	80	21	21
Total	2,783	3,020	2,973	3,113

Liabilities
Current and Long-Term Liabilities	2,352	2,461	2,522	2,598
Tax, Civil and Labor Contingencies	192	194	228	232
Other Liabilities	108	132	67	85
Technical Provisions	2,052	2,135	2,227	2,281
Stockholders' Equity	431	559	451	515
Total	2,783	3,020	2,973	3,113
1) Bradesco Capitalização and Atlântica Capitalização are included.

Statement of Income – R$ million

		2005			2006

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Income from Certificated Savings Plans	357	393	1,034	340	352	1,018
Technical Provisions Variation	21	(16)	(9)	(4)	(3)	(9)
Draws and Redemption of Bonds	(313)	(338)	(898)	(288)	(306)	(879)
Redemptions	(304)	(328)	(870)	(279)	(296)	(852)
Draws	(9)	(10)	(28)	(9)	(10)	(27)
Selling Expenses	(3)	(5)	(12)	(4)	(6)	(13)
Other Operating Income (Expenses)	–	1	1	–	–	–
Financial Result	71	100	242	83	66	224
Administrative Expenses/Tax Expenses	(12)	(16)	(40)	(15)	(12)	(40)
Equity Result	–	–	49	–	1	6
Non-Operating Income	–	8	8	7	–	7
Income before Taxes and Contributions	121	127	375	119	92	314
Taxes and Contributions on Income	(39)	(43)	(108)	(40)	(30)	(105)
Net Income	82	84	267	79	62	209
1) Bradesco Capitalização and Atlântica Capitalização are included.

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products in line with potential consumer demand.

Regionally, the company holds a leadership position in two Brazilian states, according to the latest figures for August 2006 published by SUSEP. The company’s market share was of 29.65% in Amazonas and 37.35% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution terms, regularity of draws and related prize amounts. This phase was important due to the closeness to the public, by means of the consolidation of “Pé Quente Bradesco” family products.

We can highlight the performance of products with a social-environmental character such as Pé Quente

Bradesco SOS Mata Atlântica which, in addition to enabling the formation of a financial reserve, contributes for reforestation projects of Fundação SOS Mata Atlântica and Pé Quente Bradesco GP Ayrton Senna, launched in July 2005, whose great differential is the destination of a percentage of the amount collected with securities to social projects of Instituto Ayrton Senna. Thus, in addition to competing for prizes, the product allows the client to help to develop the potential of new generations and participate in the construction of a better Brazil. As the most recent Company’s launching, we can highlight the Pé Quente Bradesco o Câncer de Mama no Alvo da Moda (the Breast Cancer in the Fashion Target), launched in March 2006. Upon acquiring this product, the client contributes to the development of projects of prevention, precocious diagnosis and treatment of cancer in Brazil, for a part of the amount collected is given to IBCC – Brazilian Institute of Cancer Control.

Rating

Standard & Poor’s increased the rating from brAA to brAA+ of Bradesco Capitalização, the only company of the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to the result.

Quality Management System

Bradesco Capitalização S.A. was the first private certificated savings plans company in Brazil to receive ISO 9002 Certification. In December 2005, it received again the certification of its quality management system, in the ISO 9001: 2000 version within the scope of “Bradesco Certificated Savings Plans Management”. Granted by FundaçãoVanzolini, it shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans Certificates – Market Share (%)

Technical Provisions – Market Share (%)

Growth in Technical Provisions – R$ million

Due to the growing strengthening of Technical Provisions volume, Bradesco Capitalização reached the amount of R$2.3 billion in September 2006 and according to August 2006 data, released by SUSEP, it holds 20.6% of the total volume of Technical Provisions in the market.

All these results deliver safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients – in thousands

As a result of a customer loyalty building policy, focused on the quality customer service and the offer of innovative products, Bradesco Capitalização ended 3Q06 amounting to 2.4 million of clients.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans With Transfer of Draw Participation Rights – in thousands

Outstanding Certificated Savings Plans – in thousands

The outstanding certificated savings plans portfolio increased from 12.3 million in September 2005 to 13.9 million in September 2006. Out of this total, 67.0% comprise bonds with “Transfer of Draw Participation Rights” modality, including: Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc.

The purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer due payments, since these are low-priced bonds, they are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

1 – Bradesco Capitalização received the “Segurador Brasil 2006” Award, as a highlight in the “Certificated Savings Plans” segment. The award is promoted by Segurador Brasil magazine and has as purpose to acknowledge the leadership, performance and achievements of the companies of the sector in 2005, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Capitalização received two “Top Social 2006” awards, promoted by the Association of Sales and Marketing Managers of Brazil (ADVB-SP). The cases awarded were “Pé Quente Bradesco SOS Mata Atlântica” and “Pé Quente Bradesco GP Ayrton Senna”. The award is one of the most important ones in the sector and has as purpose to evaluate and highlight the socially responsible actions.

3 – Bradesco Capitalização received three“Gaivota de Ouro 2006” trophies, granted by Seguro Total magazine. The company was highlighted in the “Best Certificated Savings Plans Company”, “Certificated Savings Plans Product highlighted in 2005” and “Companies which have contributed to Entities in Social Works” categories in the “VI 2006 Insurance Market Award”.

4 – Bradesco Capitalização received the award of Best Certificated Savings Plans Company granted by the yearbook Balanço Financeiro. The yearbook, published by Gazeta Mercantil, recognized the results achieved in 2005.

Consolidated Balance Sheet

	R$ million

	2005		2006

	June	September	June	September

Assets
Current and Long-Term Assets	11,883	14,015	17,438	18,479
Funds Available	10	7	13	13
Interbank Investments	245	232	186	277
Securities and Derivative Financial Instruments	59	53	55	63
Interbank Accounts	33	29	41	34
Loan and Leasing Operations	11,048	13,249	16,665	17,533
Allowance for Doubtful Accounts	(329)	(432)	(764)	(863)
Other Receivables and Other Assets	817	877	1,242	1,422
Permanent Assets	1,739	1,785	1,918	1,739
Total	13,622	15,800	19,356	20,218

Liabilities
Current and Long-Term Liabilities	12,927	15,034	18,228	19,191
Demand, Time and Interbank Deposits	12,487	14,620	17,875	18,788
Borrowings and Onlendings	10	9	4	3
Derivative Financial Instruments	83	52	9	4
Other Liabilities	347	353	340	396
Future Taxable Income	51	47	33	26
Stockholders’ Equity	644	719	1,095	1,001
Total	13,622	15,800	19,356	20,218

Consolidated Statement of Adjusted Income

	R$ million

	2005			2006

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Income from Financial Intermediation	849	1,028	2,613	1,317	1,378	3,904
Financial Intermediation Expenses	(513)	(629)	(1,564)	(759)	(809)	(2,291)
Net Interest Income	336	399	1,049	558	569	1,613
Allowance for Doubtful Accounts	(102)	(138)	(318)	(262)	(256)	(725)
Gross Income from Financial Intermediation
	234	261	731	296	313	888
Other Operating Income (Expenses)	(168)	(180)	(498)	(227)	(232)	(673)
Operating Income	66	81	233	69	81	215
Non-Operating Income	–	(1)	–	–	–	(1)
Income before Taxes and Contributions	66	80	233	69	81	214
Taxes and Contributions on Income	(6)	(6)	(27)	(10)	(13)	(27)
Adjusted Net Income(*)	60	74	206	59	68	187
(*) The corporate result of the nine months of 2006, of R$29 million, was adjusted by the full goodwill amortization in the amount of R$239 million (R$158 million net of tax effects).

Profile

Banco Finasa offers financing lines of direct loan to consumer for acquisition of light vehicles, transportation and other goods and services, in addition to leasing and personal loan operations, operating as the financing company of Bradesco.

Thus, Banco Finasa contracts the services of Finasa Promotora de Vendas Ltda., its wholly-owned subsidiary, responsible for the business prospect, through its 330 branches established nationwide, in addition to counting on a structure of business partners, represented in September, 2006 by 17,953 auto dealers and 23,271 stores selling furniture and home décor, auto parts, IT programs and equipment, home improvement material, tires, tourism and telephony, amongst others. At the end of the quarter, Finasa Promotora de Vendas recorded 4,565 employees, 77% of which were directly performing in new businesses prospect.

As a strategy to add more potential to Bradesco’s solid operation in the granting of financing, Banco Finasa continued with the policy to enter into operational agreements with large car makers, auto and truck resale and implements, in addition to important store chains.

We can highlight in the period the acquisition of Capital Promotora de Vendas Ltda., which belonged to Amex Group, by Finasa Promotora, with an structure of 6 branches, 1,046 registered stores and 172 employees, operating in a preponderant manner in the acquisition of financings in the areas of Mobile Telephony, Tourism, Tires and Furniture and Home Décor. On September 30, 2006, Finasa Promotora incorporated Capital Promotora deVendas Ltda.

In addition, in the 3rd quarter of 2006, goodwill was fully amortized in the acquisition of the companies of Zogbi (in February 2004) and of Morada (April 2005), totaling R$157.904 million, net of taxes, was anticipated.

In compliance with the concepts in the New Basel Capital Accord, Banco Finasa, Finasa Promotora and Bradesco’s Risk Management and Compliance Department (DGRC) started, in June 2005, the identification and collection works of operating losses resulting from events of Operating Risk within the scope of both Banco Finasa and Finasa Promotora.This joint work provides for the treatment of historical data in statistical studies, conducted with the purpose of risk mitigation.

Operating Performance

The differentiated form of trading of products, with a specialized and focused team, enabled Finasa a loan portfolio growth of 32.33% in the last twelve months. The production of new businesses increased, on average, from R$1.120 billion/month in the first nine months of 2005 to R$1.299 billion/month in 2006, with a growth of 15.98% .

The balances of Bradesco’s loan operations in September 2006 showed the following growth by financing line, when compared to 2005:

Finasa Portfolio – R$ million

Line of Business	September		Evolution (%)	Share (*)

	2005	2006

Individual	12,029	15,417	28.2
CDC Vehicles	9,565	12,676	32.5	20.5
CDC Other Assets	1,938	1,888	(2.6)	19.3
Personal Loan	356	625	75.6
Leasing	170	228	34.3
Corporate	1,220	2,116	73.4
CDC	965	1,206	25.0
Vehicles	837	1,107	32.3
Other Assets	128	99	(22.7)
Leasing	255	910	258.2
Overall Total	13,249	17,533	32.3
(*) Source: BACEN

The share of balance of Allowance for Doubtful Accounts on Loan and Leasing Operations, in September 2006, was 4.92%, above the 3.26% reached in the same period of 2005, due to the larger share of products of Personal Loan and Other Assets and Services in the portfolio composition, to the market behavior in the first nine months of 2006 and to the provision criterion of the Organization, more conservative and above the minimum required by BACEN which grants a higher coverage level to the investment of Stockholders.

In the 3rd quarter of 2006, a stabilization in the provision curve was observed.

In the accumulated nine months of 2006, the Bank reached an Adjusdted Net Income of R$186.701 million against the R$206.198 million recorded in the same period of 2005, which considers:

– the impact of strong investments made in acquisitions and physical expansion in the last 15 months, which naturally provided a return in the medium and long term; and

– the increase in delinquency in a generalized way in the market in the 9 months of 2006, jointly with the criterion already mentioned of the Organization concerning additional provisions.

The corporate result, in this same period, was R$28.797 million, which considers the full amortization of goodwill in the acquisition of the companies Zogbi and Morada.

Banco Finasa ended September of 2006 with a Stockholders’ Equity of R$1.0 billion, which included the capitalization of R$162 million with the subscription of capital by controlling stockholder, carried out in December 2005 and the anticipation of goodwill amortization in September 2006.

Leasing Companies

On September 30, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its financial statements.

On June 28, 2006, under #CVM/SRE/PRO/2006/003, The Second Program of Public Distribution of Debentures of Bradesco Leasing S.A. Arrendamento Mercantil was filed at the CVM, limited to the amount of R$10.0 billion with duration term of up to 2 years, from which the following issuance was registered:

– Under #CVM/SRE/DEB/2006/024, 65,000,000 simple debentures (4th issuance), with unit value of R$100.00, with issuance date on February 1, 2005, totaling R$6.5 billion, with a 20-year term, with payment of compensation interest on the maturity date of the debentures, restated by CDI totaling R$8.5 billion, counted from the issuance date, 50.0% of which were traded on July 27, 2006.

Aggregated Balance Sheet

	R$ million

	2005		2006

	June	September	June	September

Assets
Current and Long-Term Assets	13,000	13,558	19,648	24,572
Funds Available	–	–	8	–
Interbank Investments	10,135	10,558	15,991	20,626
Securities and Derivative Financial Instruments	668	725	858	886
Leasing Operations	1,673	1,785	2,268	2,437
Allowance for Doubtful Accounts	(82)	(91)	(98)	(104)
Other Receivables and Other Assets	606	581	621	727
Permanent Assets	86	97	87	59
Total	13,086	13,655	19,735	24,631

Liabilities
Current and Long-Term Liabilities	10,803	11,296	17,234	22,092
Federal Funds Purchased and Securities Sold under Agreements to Repurchase
and Funds Received from Issuance of Securities	9,465	9,916	15,696	20,503
Borrowings and Onlendings	177	185	188	210
Derivative Financial Instruments	4	2	–	–
Subordinated Debt	629	629	623	622
Other Liabilities	528	564	727	757
Stockholders' Equity	2,283	2,359	2,501	2,539
Total	13,086	13,655	19,735	24,631

Aggregated Statement of Income

	R$ million

		2005			2006

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Income from Financial Intermediation	595	843	1,841	959	1,087	3,040
Financial Intermediation Expenses	(479)	(699)	(1,486)	(833)	(960)	(2,662)
Net Interest Income	116	144	355	126	127	378
Allowance for Doubtful Accounts	–	(10)	6	(5)	(6)	(11)

Gross Income from Financial Intermediation	116	134	361	121	121	367
Other Operating Income (Expenses)	(50)	(17)	(82)	(20)	(37)	(96)
Operating Income	66	117	279	101	84	271
Non-Operating Income	1	–	1	(6)	(9)	(14)
Income before Taxes and Contributions	67	117	280	95	75	257
Taxes and Contributions on Income	(20)	(41)	(94)	(33)	(19)	(83)
Ajusted Net Income (*)	47	76	186	62	56	174
(*) This refers to the result of the nine months of 2006 of R$174 million, adjusted by the full goodwill amortization of R$27 million (R$18 million net of tax effects).

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On September 30, leasing operations brought to present value totaled R$3.6 billion, with a balance of R$8.4 million receivable in operating leases.

The Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with an 11.84% share of this market (reference date:

August 2006). This good performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios (Consortium Purchase System)

Management Company

Balance Sheet

	R$ thousand

	2005		2006

	June	September	June	September

Assets
Current and Long-Term Assets	116,074	142,513	199,956	235,932
Funds Available	9	–	–	350
Securities	114,002	140,332	195,161	230,876
Other Receivables	2,063	2,181	4,795	4,706
Permanent Assets	706	715	2,821	4,892
Total	116,780	143,228	202,777	240,824

Liabilities
Current and Long-Term Liabilities	37,918	44,976	55,635	65,241
Dividends Payable	18,581	–	29,039	29,039
Amounts Refundable to Former Groups Now Closed	6,081	6,234	6,630	6,749
Other Liabilities	13,256	38,742	19,966	29,453
Stockholders’ Equity	78,862	98,252	147,142	175,583
Total	116,780	143,228	202,777	240,824

Statement of Income

	R$ thousand

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Fee and Commission Income	33,427	39,674	102,894	48,048	52,308	144,374
Taxes Payable	(3,337)	(4,056)	(10,304)	(5,088)	(5,592)	(15,264)
Interest Income	4,501	5,700	13,521	6,250	7,187	20,095
Administrative Expenses (Including
Personnel Expenses)	(4,112)	(5,538)	(12,963)	(5,346)	(6,094)	(17,066)
Selling Expenses	(5,907)	(6,297)	(14,540)	(9,144)	(5,839)	(19,314)
Other Operating Income (Expenses)	746	837	2,013	1,192	1,685	3,837
Income before Taxes and Contributions	25,318	30,320	80,621	35,912	43,655	116,662
Taxes and Contributions on Income	(8,841)	(10,930)	(28,509)	(11,304)	(15,213)	(39,197)
Net Income	16,477	19,390	52,112	24,608	28,442	77,465

Consortium Groups

Balance Sheet

	R$ thousand

	2005		2006

	June	September	June	September

Assets
Current and Long-Term Assets	377,010	437,245	1,859,700	2,043,187
Amount Offset	9,495,099	10,263,261	11,878,924	12,232,279
Total	9,872,109	10,700,506	13,738,624	14,275,466

Liabilities
Current and Long-Term Liabilities	69,131	83,050	1,859,700	2,043,187
Stockholders’ Equity	307,879	354,195	–	–
Amount Offset	9,495,099	10,263,261	11,878,924	12,232,279
Total	9,872,109	10,700,506	13,738,624	14,275,466
In 2006, amounts are shown as per Circular Letter 3,147/2004 of the Brazilian Central Bank.

Operating Overview

Bradesco Consórcios on December 9, 2002 started to sell consortium purchase plan quotas to its employees, and on January 21, 2003, started to sell to its account holders and non-account holders, both for individuals and corporations.

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of Brazilian Central Bank.

Referring to the sale of plans offered, the Company relies on the Banco Bradesco Branches network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco Brand name are added advantages for expanding consortium purchase plan sales.

Segmentation

The Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of product and services options to its clients, with a view to providing all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, and filling a market lacuna, especially taking into account that, in relation to real estate product, there is currently high housing deficit in country.

Operating Performance

The different way of negotiation of products (Real State, Automobiles and Trucks), with a specialized and focused team, provided Bradesco Consórcios with a growth of 114.8% in the first 9 months of 2006 when compared to the same period of the previous year.

Operating Risk

Bradesco Consórcios and DGRC (Department of Risk Management and Compliance) started in February 2005 the works related to the identification and collection of operating losses. Accounting accounts specific for accounting of losses resulting from operating risk events were opened.

We understand that these actions meet the concepts introduced by the New Basel Capital Agreement, and this work aims to establish a statistic basis for modeling of the operating risk, with the purpose of lower allocation of capital required, as well as increase the mitigation capacity of risks identified.

Representation

Market Share – Real Estate Consortium – in percentage

Market Share – Automobile Consortium – in percentage

Bradesco has been playing an important role in the consortium purchase plan industry, enabling to the population access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium member is free to select a preferred automobile or real property when he/she wins the draw.

In 3Q06, 58 groups were inaugurated and 31.2 thousand consortium quotas were sold. On September 30, we recorded total accumulated sales exceeding 270.9 thousand consortium quotas, summing up sales exceeding R$8.3 billion and recording 85.8 thousand draws, 65.5 thousand properties delivered and 1,384 active groups.

Active Quotes

Total Active Quotes

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the automobile and real estate segments and has been searching for a highlighting position in the segment of Trucks and Tractors.

In the real estate segment, Bradesco ended September 2006 with 98,627 active quotas. In the Automobile segment, Bradesco ended with 146,226 active quotas, surpassing consortium management companies associated with car makers, consolidated in the market, such as Volkswagen, Fiat and General Motors.

Leadership (Real Estate and Auto) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Total Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Number of active participants comprising the 10 largest auto segment consortium management companies

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2005		2006

	June	September	June	September

Assets
Current Assets	87,810	471,985	1,425,207	237,983
Funds Available	49	33	33	33
Interbank Investments	14,325	8,670	33,800	67,632
Securities	47,611	52,310	56,388	75,644
Other Loans	25,729	410,876	1,334,927	94,512
Other Assets	96	96	59	162
Long-Term Assets	13,471	20,214	20,801	21,231
Securities	4,016	9,213	4,946	5,120
Other Loans	9,455	11,001	15,855	16,111
Permanent Assets	28,926	29,955	34,232	35,352
Investments	26,770	27,861	32,325	33,443
Property, Plant and Equipment	1,408	1,333	1,099	1,050
Deferred Assets	748	761	808	859
Total	130,207	522,154	1,480,240	294,566

Liabilities
Current Liabilities	28,151	413,509	1,339,498	146,658
Other Liabilities	28,151	413,509	1,339,498	146,658
Long-Term Liabilities	31,039	31,685	37,920	38,905
Other liabilities	31,039	31,685	37,920	38,905
Stockholders' Equity	71,017	76,960	102,822	109,003
Total	130,207	522,154	1,480,240	294,566

Statement of Income

	R$ thousand

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Income from Financial Intermediation	3,565	3,379	8,229	6,236	4,220	18,932
Other Operating Income (Expenses)	2,180	3,596	10,924	5,350	3,520	13,069
Operating Income	5,745	6,975	19,153	11,586	7,740	32,001
Non-Operating Income	(7)	–	(7)	(3)	–	(3)
Income before Taxes and Contributions	5,738	6,975	19,146	11,583	7,740	31,998
Taxes and Contributions on Income	(1,912)	(2,357)	(7,247)	(4,108)	(2,657)	(11,248)
Net Income	3,826	4,618	11,899	7,475	5,083	20,750

Bradesco Corretora ended 3rd quarter of 2006 in the 13th position of São Paulo Stock Exchange – BOVESPA of the 94 participant brokers. 21,801 investors were served in such period, executing 213,444 stock call and put orders, summing up a volume corresponding to R$5,908 million. Bradesco Corretora has been participating with BOVESPA in the event “Bovespa vai até você” (Bovespa reaches you), with a view to popularizing the stock market.

This quarter, Bradesco Corretora traded 615 thousand contracts at the Brazilian Mercantil & Futures Exchange – BM&F, with a financial volume of R$45,682 million, reaching the 27th position in the ranking of top 71 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets.

Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa Index, U.S. dollar and “boi gordo” (live cattle) and coffee through the Web Trading system, with a view to offering an alternative to carry out derivative operations of price protection, directly at the trading floor. The intermediation of futures markets operations is certified by NBR ISO 9001:2000.

In operations made through the internet we obtained a volume of R$1,029 million. Our operations through the internet in relation to the market were positive, and when compared to competitors we can see an evolution in the ranking from the 6th position in the first two months of the quarter to the 3rd position in September, one of the brokers with the highest growth in average volume daily traded. This evolution in the ranking may also be shown by means of operations made in the period, which added up to 152,352 executed orders. In the quarter the client base increased 8.72%, with 4,539 new registrations, and 14,977 e-mails received.The brokerage rate of the operations made through the internet has been the main difference to conquer clients in the Market. Home Broker – intermediation of stocks through the internet (Shopinvest) is certified by NBR ISO 9001:2000 and GoodPriv@cy Data Protection Label (2002 edition).

Bradesco Corretora maintained its highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distribution and Special Operations and Privatization Auctions. The total volume traded was R$39 million, assisting a total of 448 clients among individuals and legal entities, in the Public Distributions.

Bradesco Corretora offers to its customers a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. Our team of analysts is comprised of sector specialists who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of stocks. Moreover, clients also count on analyses of the team of economists of Banco Bradesco, one of the most important ones of the Brazilian market.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution # 2,689, as of January 26, 2000.

It also offers the “Tesouro Direto” (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just have to register himself/herself at Bradesco Corretora via theWebsite www.bradesco.com.br.

In compliance with the concepts introduced by the New Basel Capital Agreement, Bradesco S.A. Corretora de Títulos e Valores Mobiliários in partnership with the Department of Risk Management and Compliance (DGRC), started in August 2005 a work of identification and registration of events of operating losses taking place in the intermediation of operations carried out in the capital markets as well as other events classified as Operating Risk. The development of this work will provide the treatment of historic data and the performance of statistic studies with the purpose of risk mitigation and constant improvement of internal controls.

The Net Income recorded in the quarter amounted to R$5,083 thousand.

The Stockholders’ Equity, at the end of the quarter, amounted R$109,003 thousand, equivalent to 37% of total assets, which added up to R$294,566 thousand.

Information – Trading on BM&F and BOVESPA

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

BM&F
Ranking	21st	20th	19th	25th	27th	29th
Contracts Traded (thousand)	915	1,145	2,937	688	615	1,813
Financial Volume (R$ million)	90,279	111,997	308,646	57,153	45,682	150,296

Stock Exchange
Ranking	24th	12th	12th	15th	13th	14th
Number of Investors	15,609	16,358	40,286	23,376	21,801	46,359
Number of Orders Executed	120,367	143,441	405,387	212,611	213,444	595,110
Financial Volume (R$ million)	2,696	5,048	12,837	5,596	5,908	17,194

Home Broker
Ranking	8th	8th	7th	6th	6th	6th
Registered Clients	32,584	35,021	35,021	52,036	56,575	56,575
Orders Executed	62,853	75,012	210,864	154,269	152,352	417,951
Financial Volume (R$ million)	359	502	1,322	1,096	1,029	2,998

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2005		2006

	June	September	June	September

Assets
Current and Long-Term Assets	53,752	50,893	48,245	48,759
Funds Available	7,275	7,428	7,120	7,327
Interbank Investments	–	–	244	248
Securities and Derivative Financial Instruments	46,442	43,418	40,786	41,059
Other Receivables and Other Assets	35	47	95	125
Permanent Assets	16	12	278	542
Total	53,768	50,905	48,523	49,301

Liabilities
Current and Long-Term Liabilities	581	404	536	611
Other Liabilities	581	404	536	611
Stockholders' Equity	53,187	50,501	47,987	48,690
Total	53,768	50,905	48,523	49,301

Statement of Income

	R$ thousand

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Gross Income from Financial
Intermediation	2,392	710	2,352	209	1,387	2,129
Other Operating Income (Expenses)	(488)	(529)	(1,536)	(757)	(907)	(2,434)
Operating Income	1,904	181	816	(548)	480	(305)
Net Income (Loss)	1,904	181	816	(548)	480	(305)

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, which is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained the Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will allow the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Banco Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

– Securities trading (underwriting, private placement and market-making);

– Acquisitions, mergers, portfolio management and financial services (merchant banking);

– Mutual funds portfolio management; and

– Sale of insurance.

Accordingly, Banco Bradesco has strengthens its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1) Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Preseding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference: 9.30.2006.

Main Subsidiaries and Affiliated Companies

Administrative Body

Reference Date: 10.6.2006

Fitch Ratings								Moody's Investors Service									Standard & Poor´s						Austin Rating
International Scale						Domestic Scale		International Scale						Domestic Scale		Financial Soundness (1)	International Scale - Counterparty Rating				Domestic Scale		Domestic Scale - LP	Corporate Governance (3)
Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness (1)
		IDR - Delinquency Probability of Issuer Long-term	Short-term	IDR - Delinquency Probability of Issuer Long-term	Shor-term	Long-term	Short-term	Long-term (2)	Short-term	Long-term (2)	Short-term	Long-term (2)	Short-term	Long-term (2)	Short-term		Long-term (1)	Short-term	Long-term (1)	Short-term	Long-term (1)	Short- term
A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	AAA
A/B	2	AA	F2	AA	F2	AA+ (bra)	F2 (bra)	Aa	P-2	Aa	P-2	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA+	brA-2	AA	AA
B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	P-3	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A
B/C	4	BBB	B	BBB–	B	BBB (bra)	B (bra)	Baa	NP	Baa	NP	Baa	NP	Baa.br	BR-4	B	BBB	B	BBB	B	brBBB	brB	BBB	BBB
C	5	BB+	C	BB+	C	BB (bra)	C (bra)	Ba3		Ba1		Ba		Ba.br		B–	BB+	B-1	BB+	B-1	brBB	brC	BB	BB
C/D		B	D	B	D	B (bra)	D (bra)	B1		B		B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	B
D		CCC		CCC		CCC (bra)		Caa		Caa		Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC	CCC
D/E		CC		CC		CC (bra)		Ca		Ca		Ca		Ca.br		C–	CC	C	CC	C	brCC		CC	CC
E		C		C		C (bra)		C		C		C		C.br		D+					brSD		C	C
		RD		RD		DDD (bra)										D					brD
		D		D		DD (bra)										D–
						D (bra)										E+
E

N.B.: Bradesco's risk ratings are among the highest attributed to Brazilian banks.
(1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
(2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
(3) This is the first governance rating granted in Latin America. The evaluation recognizes that Bradesco adopts great corporate governance practices, with a relationships policy highlighted by a high quality, transparency and ethics level.

Main Ratings – Insurance and Certificated Savings Plans Companies

Insurance					Certified Savings Plans

Fitch ratings		Standard & Poor’s	SR Rating		Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale (1)	International Scale	Domestic Scale	Domestic Scale (1)

Domestic Rating of Financial Strength of Insurance Company (1)	International Rating of Financial Strength of Insurance Company (1)	Counterparty Rating			Counterparty Rating

AAA (bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+ (bra)	AA	brAA+	AA+SR	brAA+	brAA+
A (bra)	A	brA	AASR	brAA	brA
BBB (bra)	BBB–	brBBB	AA–SR	brAA–	brBBB
BB (bra)	BB	brBB	A+SR	brA+	brBB
B (bra)	B	brB	ASR	brA	brB
CCC (bra)	CCC	brCCC	A–SR	brA–	brCCC
CC (bra)	CC	brCC	BBB+SR	brBBB+	brCC
C (bra)	C	brSD	BBBSR	brBBB	brSD
DDD (bra)	DDD	brD	BBB–SR	brBBB–	brD
DD (bra)	DD		BB+SR	brBB+
D (bra)	D		BBSR	brBB
			BB–SR	brBB–
			B+SR	brB+
			BSR	brB
			B–SR	brB–
			CCCSR	brCCC
			CCSR	brCC
			CSR	brC
			DSR	brD
(1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.

Major Rankings

Source	Criterion	Position	Reference Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	2nd (Brazil)	March 2006
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	40th (Worldwide)	March 2006
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2006
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	187th (Worldwide)	March 2006

(*) Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Bradesco operates on a segmented service basis, i.e., seeks to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure allows to grouping together customers with similar profiles, facilitating superior quality customer service and extending business opportunities, with a greater focus on relationship actions.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet client’s needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s principal values and which permeate its day-to-day activities comprise the following:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– agile customer delivery.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Markets solutions, through specific Managers who have a clear vision of risk, market, economic industries and relationship.

Among the various significant achievements obtained, we point out the ISO 9001:2000 quality certification received by all areas of the Corporate Banking structure, including its Corporate Banking exclusive customer service platforms, as well as the partnerships entered into with international banks: UFJ – Japan, BBVA – Spain and BES – Portugal.

Brazilian Desk

Bradesco was the first Brazilian bank to carry out an operating agreement with a Japanese bank allowing the inclusion of approximately 300 thousand Brazilians living and working in Japan.

This partnership between the different professionals from the two Banks, which was carried out during two years, offers checking accounts, products and services destined to meet the needs of this community.

Customers have access to an exclusive UFJ-Bradesco Branch 7-days-a-week with bilingual (Japanese and Portuguese) employees who answer via Automated Consulting and Contract Machines – ACMs, which are fully integrated with the UFJ Branch Network, for local bank services and remittances to Brazil.

These facilities are also available via 6,000 ATMs with screens in Portuguese, offering ease and convenience to customers.

Such operational agreement sets forth a strategic alliance between Bradesco and the UFJ Bank, which after its merger with Banco Tokyo Mitsubishi as from January 1, 2006, became the world's largest bank: Bank of Tokyo Mitsubishi-UFJ (MUFG).

BES

The partnership with Banco Espírito Santo (BES) to provide for funds remittance services from Portugal to Brazil directly benefits more than 100 thousand Brazilians living and working in that Country.

Besides processing the remittance service, the agreement also provides for the opening of checking accounts of Brazilians, allowing their banking inclusion. The opening of checking accounts gives access to various financial products, such as debit card, savings accounts and life insurance.

The funds remittance from Brazilians working in Portugal represents nearly 300 million Euros per year. Brazilians using the remittance service offered by the partnership Bradesco/BES have competitive cost and more processing alternatives, such as the Internet and 10 thousand ATMs, besides the telephone and the Internet Banking. Inflow of funds occurs and these will be distributed to the beneficiaries in Brazil by Bradesco.

Another example of a solution with significant added value for the Institution are the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's various segments.

The resources comprising assets (credit, bonds and guarantees) and liabilities (deposits, funds and portfolios) amount to R$79.9 billion.

Target Market

The 1,267 Economic Groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$180 million per annum, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Specialized Structures

In addition to the teams specialized in the different economic sectors, this service also maintains structures entirely dedicated to the management of specific clients:

Euro Desk – this structure is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe and Latin America.

Asian Desk – this desk serves Asian descendent clients, by developing financial solutions as an economic financial advisor in businesses with Japan and the entire Asia.

Bradesco Empresas (Middle Market)

Bradesco's Middle Market segment (Bradesco Empresas) was implemented with a view to offering services to companies with annual sales results from R$15 million to R$180 million, through 66 exclusive branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations, targeting customers’ satisfaction and results to Bradesco.

The 66 branches are strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 364 Relationship Managers, who are included in the ANBID Certification Program, serving on average 30 economic groups per Manager, on a tailor-made concept, encompassing 22,239 companies from all sectors of the economy.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each client’s profile, under the Tailor-Made concept, providing advisory services for asset allocation and fiscal, tax and successor advisory services. Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 9 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife, Fortaleza and Uberlândia. Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individuals”, as well as with the certification GoodPriv@cy (Data Protection Label– 2002 Edition) granted by IQNet (The International Qualit Network), in the “Management of Privacy of Data Used in the Relationship with High NetWealth Clients”.

Bradesco Prime

Aligned with the commitment to providing all its clients with a Complete Bank, Bradesco Prime operates in the segment of High Income clients, having as target-public individuals with income of R$4 thousand or higher or with investments of R$50 thousand or higher.

Bradesco Prime’s Mission is to be the first client’s bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within high ethical and professional standards.

Attesting its commitment to quality, Bradesco Prime Department was granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini, under the scope “Bradesco Prime Segment Management”, enhancing even more Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Bradesco Prime’s customers are provided with:

– VIP facilities specifically designed to provide comfort and privacy;

– Customized service by the Relationship Managers who, due to their small client portfolios, are able to dedicate special attention to each client;

– Differentiated products and services, amongst them, the “Bradesco Prime Checking Account”, a loyalty program which is designed to add value and provide incentives to the client’s relationship with Bradesco through the offer of increasing benefits, the “chat on-line”, real time financial consultant, besides investments funds exclusively created for Bradesco Prime clients.

Bradesco Prime has the largest Branch Network exclusive for the high income public, with 205 Branches throughout Brazil. Furthermore, clients use unique Internet Banking and Call Center facilities, in addition to the extensive Bradesco Customer Service Network, which includes its nationwide Branches and ATM equipment.

Some Prime branches also offer differentiated services, such as:

– Prime Digital Branch: focused on customer service via call center with a team of managers available at extended business hours (from 8:00 am to 8:00 pm, 7 days-a-week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remoteconnected equipment, enabling client to conduct his/her business from his/her own facilities.

The Relationship Managers are continually enhancing their professional qualifications to meet the financial needs of their clients. Moreover, all Bradesco Prime’s Managers are included in the ANBID Certification Program.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population regardless of income level. The Bank has more than 16 million individuals and corporate customers account holders, who carry out millions of transactions daily at our Branches, Service Branches, Banco Postal (Post-Office Branches) and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing ease and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies (SME), as well as individuals, are given special attention through oriented management.

The Retail segment has been focusing on the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco Brand Name and nationwide Branch Network comprise an important source for increasing Bradesco's results.

Significant investments have been made in staff training, aiming at qualifying employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail not only has more than 2,700 Branches and 2,400 Service Branches (PAB/PAE), but also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Digital Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Banco Postal

Banco Postal is a brand through which the Brazilian Post Office Company – ECT renders services as Correspondent Bank in partnership with Bradesco. Banco Postal is present in more than 4,800 cities of Brazil, and aims at serving the low income population, especially in 1,700 cities where there are no other financial institution.

Thanks to Banco Postal, millions of Brazilians, who before were excluded from the banking system, now have the possibility of opening a bank account and obtaining loan with a regulated institution. In addition, Banco Postal enables a greater economic development of the cities, fomenting new entrepreneurs, hence, improving peoples’ lives. It also enables the replacement of physical money with debit and credit cards, reducing risks and easing funds management.

Number of Branches

Bradesco Expresso

Bradesco has increased its share in the segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

For clients and community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace. For Bradesco, this is the best way to reach low income clients, especially the population deprived of bank services, and promoting the inclusion of millions of Brazilians in the banking system, which would not be possible by means of traditional banking branches, in view of high installation and operational costs. Concerning shopkeepers, Bradesco Expresso foments a higher flow of clients and encourages them to visit the establishment many times, opening possibilities for loyalty and sales increase.

Number of Transactions Made in Correspondent Banks (Banco Postal + Bradesco Expresso) – in thousands

Customer Service Network

	2005			2006

	September			June			September

	Branches	PABs	PAEs	Branches	PABs	PAEs	Branches	PABs	PAEs

Consolidated	2,916	937	1,453	2,993	1,044	1,469	3,002	1,040	1,415
Bradesco	2,915	937	1,453	2,992	1,044	1,469	3,001	1,040	1,415
Banco Finasa	1	–	–	1	–	–	1	–	–

Banco Postal	5,439			5,533			5,548

Branches Abroad	3			3			3

Subsidiaries Abroad	5			5			5

ATMs	22,658			23,551			23,716

ATM Network Assisted Terminals – Banco 24 Horas (24 – hour bank)	–			2,657			2,796

ATM Network Outplaced Terminals	2,164			2,327			2,413

ATM Equipment – Banco 24 Horas	–			2,841			2,986

Finasa Promotora de Vendas	224			270			330

PAB (Corporate Site Branch) and PAE (Electronic Banking Branch).

Customer Service Network – Branches

Client/Branch Ratio – thousand

Bradesco and Market Share

Region/State	September 2005			September 2006

	Bradesco	Total Banks in Market (1)	Market Share (%)	Bradesco	Total Banks in Market (1)	Market Share (%)

North
Acre	5	33	15.2	5	35	14.3
Amazonas	58	135	43.0	59	145	40.7
Amapá	4	24	16.7	4	27	14.8
Pará	49	279	17.6	49	292	16.8
Rondônia	18	89	20.2	18	89	20.2
Roraima	2	17	11.8	2	18	11.1
Tocantins	13	85	15.3	13	86	15.1

Total	149	662	22.5	150	692	21.7

Northeast
Alagoas	11	125	8.8	11	126	8.7
Bahia	209	733	28.5	207	759	27.3
Ceará	29	371	7.8	92	367	25.1
Maranhão	67	226	29.6	67	227	29.5
Paraíba	17	174	9.8	18	173	10.4
Pernambuco	63	478	13.2	62	480	12.9
Piauí	8	115	7.0	8	115	7.0
Rio Grande do Norte	13	144	9.0	14	149	9.4
Sergipe	12	158	7.6	12	162	7.4

Total	429	2,524	17.0	491	2,558	19.2

Mid-West
Federal District	30	307	9.8	31	310	10.0
Goiás	106	550	19.3	106	561	18.9
Mato Grosso	62	241	25.7	62	245	25.3
Mato Grosso do Sul	56	224	25.0	57	227	25.1

Total	254	1,322	19.2	256	1,343	19.1

Southeast
Espírito Santo	40	330	12.1	40	367	10.9
Minas Gerais	276	1,828	15.1	281	1,844	15.3
Rio de Janeiro	257(2)	1,652	15.6	256(2)	1,697	15.1
São Paulo	1,073	5,639	19.0	1,085	5,824	18.6

Total	1,646	9,449	17.4	1,662	9,732	17.1

South
Paraná	171	1,265	13.5	172	1,278	13.5
Rio Grande do Sul	157	1,427	11.0	159	1,458	10.9
Santa Catarina	110	833	13.2	112	848	13.2

Total	438	3,525	12.4	443	3,584	12.4

Overall Total	2,916	17,482	16.7	3,002	17,909	16.8
(1) Source: UNICAD – Information on Entities of Interest to the Brazilian Central Bank.
(2) It includes 1 Banco Finasa’s branch.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Reassuring the commitment with social responsibility, the Assistance Channels Bradesco Dia&Noite (Day&Night) provide access to people with special needs, as follows:

– Internet Banking for visually impaired people;

– Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil (Easy Phone);

– Access to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network) is being expanded; and

– Electronic security key ( Token) for visually impaired people.

Bradesco Dia&Noite (Day&Night) – ATM Network

This ATM network is distributed in strategic points throughout Brazil, with 23,716 machines on 09.30.2006, providing fast and practical access to diverse range of products and services. Besides, Bradesco’s clients who have debit cards in checking accounts or savings accounts can use 2.986 Banco24Horas machines for withdrawal, balance and bank statement transactions.

Distribution of Own ATM Network – Productivity from January to September 2006

ATM Network – Number of Transactions – thousands

ATM Network – Financial Volume Evolution – R$ million

ATM Network Highlights – millions

	2005			2006

Items	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Quantity of Cash Withdrawal Transactions	109.1	111.8	328.4	109.1	113.0	330.9
Quantity of Deposit Transactions	48.5	59.1	154.8	44.9	46.6	137.5

Items	2005		2006

	June	September	June	September

Banking Service Outlets (Nationwide Network)	7,155	7,271	7,587	7,680
Outplaced Terminals (Excluding Branches, PABs and PAEs)	2,081	2,164	2,327	2,413
Banking Service Outlets Banco24Horas (Nationwide Network)	–	–	2,657	2,796

3rd Quarter of 2006 Highlights

•	Growth of 28.0% in the quantity and of 36.6% in the amounts of personal loans compared to the same period of 2005;

•	Replacement of 274 machines for technological update and increase in the number of machines by 165;

•	In the Banco24Horas Network 7.2 million transactions were made by Bradesco clients; and

•	Installation of machines with universal assistance concept. These machines enable assistance to clients who are physically and visually disabled.

Bradesco Dia&Noite (Day&Night) – Fone Fácil (Easy Phone Service)

Nationwide 24-hour call-center access, 7 days a week, where the client by means of Electronic and Personalized Assistance can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel.

By means of specific numbers, the client has access to several centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa, Collection and also Alô Bradesco to make complaints, criticisms and compliments.

Fone Fácil –Calls Evolution – million

Fone Fácil – Number of Transactions – thousands

Fone Fácil – Financial Volume Evolution – R$ million

3Q06 Highlights

•	Availability of security devices (Token and TanCode) to transact in the Channel. Its utilization is initially optional; and

•	Consumidor Moderno Magazine Award in the Premium Bank category in the Fone Fácil Bradesco Prime service.

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) – Internet Banking manages a Portal, which contains links to 42 related websites, 29 of which are institutional, and 13 are transactional. Since it was first launched, Bradesco Internet Banking has innovated and made available the largest number of online services as possible to its clients.

Bradesco Internet Banking currently offers its clients 658 different services, of which 368 for individuals and 290 for corporate clients, which can be accessed around-the-clock, seven days a week from anywhere.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Internet Banking – Evolution of Financial Movement – R$ million (*)

(*) Financial Volume transacted through the Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (File Web Transmission) and Cidadetran.

Services	3rd quarter of 2006

• Bradesco Internet Banking	7.6 million registered users.
(www.bradesco.com.br)	75.7 million transactions carried out.

ShopInvest Bradesco	1,114 thousand registered users.
(www.shopinvest.com.br)	546.0 thousand transactions carried out.

• ShopCredit	4.8 million transactions/operations carried out.
(www.shopcredit.com.br)

• Bradesco Net Empresa	451,373 registered companies.
(www.bradesco.com.br)	10.8 million transactions/operations carried out.

• Bradesco Cartões	9.1 million transactions carried out.
(www.bradescocartoes.com.br)

• Net Empresa –WebTA	121.9 million transactions/operations carried out.
(Web Transmissão de Arquivos)

• Bradesco – Cidadetran	2.2 million transactions/operations carried out.
(www.cidadetran.com.br)

3Q06 Highlights

• Launch of Bradesco Electronic Commerce and Bradesco Social-Environemental Responsibility websites;

• Request of Bradesco Security Key – Electronic and Card for use in Electronic Commerce and Bradesco Pocket;

• Bradesco Net Empresa – Check Management – Check Custody Portfolio; and

• 2006 Global Finance Award – Best:
– Internet Banking for Individuals of Brazil
–Website for Individuals in Security Initiatives of Latin America; and
– Corporate Internet Banking of Brazil.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing Bradesco as one of the world's most contemporary companies and creating a unique advantage for its clients and users at home and abroad.

Investments Evolution

	R$ million

	Years					September YTD

	2001	2002	2003	2004	2005	2006

Infrastructure	509	613	469	230	245	247
IT/Telecommunications	743	947	1,225	1,302	1,215	1,055
Total	1,252	1,560	1,694	1,532	1,460	1,302

Risk Management and Compliance

Credit Risks, Operational Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

The risk management activity plays a significant role, not only as a result of a growing complexity of services and products offered by the Organization, but also in view of the globalization of its activities. Therefore, Bradesco has improved its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

Bradesco deems the risk management a generating factor of competitive advantage employed by the Organization with a view to adding value to Bradesco Brand, to the extent this enables support to the business areas in the planning of their activities, optimizing the utilization of own funds and of third parties, in benefit of stockholders and the company. In this regard, Bradesco foments the technical improvement of its team on a permanent basis and particularly, the professionalization of those connected with the risk management and control.

The organizational structure of the Risk Management and Compliance Department – DGRC reflects the Organization’s commitment to the issue, once the integration of three risks into one independent Department brings great advantages to risk management, meeting the concepts enacted by the New Capital Accord (Basel II) and the best Corporate Governance practices.

Organizational Structure of the Risk Management and Compliance Department:

The structure of the Risk Management and Compliance Department also aims at ensuring the necessary focus to such activities and generate a solid added value. Robust investments are made, especially in the qualification of employees, to enhance the quality of risk management of the Conglomerate, not restricted to the banking activities, but on the contrary, extended with the same relevance to the other activities of the Organization.

Additionally, the Risk Management and Compliance Department coordinates all the actions necessary to comply with the regulations issued by the Brazilian Central Bank, as regards the New Capital Accord (Basel II). These works are directed by an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s President.

The Department also has as attribution the responsibility for the compliance with the Resolution # 2,554 of the Brazilian Central Bank (Internal Controls) and with the provisions of the Sarbanes-Oxley Act, Section 404.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view allows the improvement of its risk management models, filling possible gaps, which could jeopardize the correct identification and assessment.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

As part of its Credit Risk Management improvement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing and improving loss estimation models to examine and prepare the rating inventories used in the follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risk mitigation strategies.

Efforts, which are focused on the utilization of advanced models, used to assess the risks and improve processes, have demanded exhaustive works by all areas comprising the loan chain, and on the other hand, have reflected on the quality and performance of the portfolio seen over the past quarters, both in terms of results and solidity to various past and future scenarios.

We also point out the following actions and events:

– The Executive Committee of Credit Risk Management holds a monthly meeting, enabling the follow-up and the participation of the Top Management in the major facts and decisions referring to credit risk;

– incentives to improve risk rating models of clients within particular characteristics in the business segments Bradesco operates;

– participation in the evaluation of credit risks upon review of formalization of products;

– implementation of expected and unexpected losses calculation system, besides the allocation of corresponding capital;

– a periodical review of projects related to the compliance with best practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans;

– backtesting of the models used for measuring loan portfolio’s risks;

– optimization of the manageable information systems in order to meet the current approach of department and customers’ segmentation, emphasizing decision-making process and loan portfolio’s management;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates; and

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands.

Operational Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as a manifestation of events resulting in the business interruption, systems failure, errors, omissions, frauds, or events in various activities, with impacts over clients and the Institution.

The operational risk management is based on the preparation and implementation of methodologies, using a standardization specific system of collection format and treatment of operating loss historical data and is aligned to best practices of operational risk management. We point out that we are under the conditions to meeting the guidelines enacted by the New Capital Basel Accord and to the schedule set forth by the Brazilian Central Bank, by means of Notice #12,746, issued in December 2004.

The National Monetary Council issued by means of the Central Bank on June 29, 2006 the Resolution 3380 which provides for the implementation of the operational risk management structure. Since 2003, the Bank is fully aligned with this guidance about operational risk management in all Bradesco Organization.

We have been conducting quarterly theoretical calculations of operational risk capital allocation, using the Basic Indicator Approach (BIA), Standardized Approach (STA) and the Alternative Standardized Approach (ASA), as defined by Basel II and Notice 12,746 of the Brazilian Central Bank. Through such studies, we verified a lower utilization of capital with the Alternative Approach (ASA), when compared to the others, according to the table below:

Participation among Approaches in the Calculation of Capital Allocation for Operational Risk

Approach	3Q06 (*)

Basic Indicator (BIA)	100.0%
Standardized (STA)	94.7%
Alternative Standardized (ASA)	55.1%
(*) Calculated according to the Brazilian Central Bank criteria, considering the Financial Consolidated.

In 2005, Bradesco concluded an exhaustive process of reviewing the corporate accounts plan, which included the review of the Organization’s products and services. As a result of such work, Bradesco opened specific accounting items, improved the records and the analysis of events related to operational risk, by also resulting in the improvement of internal processes, associating them to the lines of business enacted by Basel II, which on their turn, are aligned to the concepts used in the credit risk management.

Aiming at synergy and rationalization of resources, an identical work is also under development in the Insurance Group. These efforts focus on the convergence of implementation of concepts of Basel II and Solvability II, concerning the knowledge and development of the advanced (operating losses) and intermediate (based on gross result) methodology for unification of the criteria within Bradesco Organization, in conformity with Resolution 3380 in terms of financial economic consolidated.

In addition, in the 1st half of 2006 we maintained efforts to identify operational losses occurred with loan instruments, by observing the concepts of Basel II, and solid results in the Retail Segment‘s businesses.

Bradesco Organization’s goal is to obtain qualification for the Advanced Measurement Approach (AMA). The data to prepare the calculations required are obtained by means of book accounts opened for registration of Operational Risk loss events. This structure enables a better understanding of the events, as well as a detailed evaluation of their occurrences by means of inferences about the operational data base.

When determining the regulatory capital for Operational Risk, by the Advanced Methodology, we measure the expected losses (EL), not only in compliance with Basel II rules, but also an assistance for the establishment of operational losses provisions necessary with statistical assistance.

Those losses not classified as expected (EL), i.e., the unexpected losses (UL) are calculated by using the LDA (Loss Distribution Approach) methodology, which comprises the estimate of distribution of severity (loss amount), frequency (number of losses events) and the calculation of VaR (Value at Risk), which represents a maximum loss with 99.9% of chance of occurring. Therefore, we consider as unexpected loss (UL), the difference obtained between the expected loss and the VaR measure, which will reflect on future capital allocations.

In addition, a new systemic business platform is under validation process, which will integrate into a single data base, the Operational Risk and Internal Controls information (quantitative and qualitative portion of the risk), and will comprise the requirements set forth by the U.S. Sarbanes-Oxley Act.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indexes of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

At Bradesco, market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is daily monitored by an independent area to the portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The volatilities and correlations used by the models are calculated on a statistical basis and used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

Risk Management and Compliance

				R$ mil

Risk Factors	2005				2006

	March	June	September	December	March	June	September

Pre-fixed	8,806	18,621	7,172	13,589	4,527	15,114	13,402
IGP-M	2,689	3,808	3,942	2,152	12,038	10,343	7,401
IPCA	731	624	975	21,866	40,900	40,855	45,753
TR	5,226	3,297	12,481	10,961	7,223	6,164	4,036
Domestic Exchange Coupon	33,051	11,673	44,659	28,767	3,410	8,609	745
Foreign Currency	9,699	3,100	7,133	10,129	8,331	851	5,734
Variable Income	839	773	183	149	2,053	2,935	1,198
Sovereign/Eurobonds and
Treasuries	57,844	30,361	26,456	36,695	32,251	41,098	16,998
Other	810	436	775	5,267	3,413	1,002	250
Correlated Effect	(41,466)	(24,862)	(39,901)	(59,897)	(50,799)	(41,206)	(18,765)
VaR	78,229	47,831	63,875	69,678	63,347	85,765	76,752
Average VaR in the Quarter	70,082	58,896	63,357	69,371	60,495	71,419	75,632
Minimum VaR in the Quarter	59,765	36,923	43,873	58,796	44,856	37,556	52,850
Maximum VaR in the Quarter	78,229	78,036	80,911	82,457	74,138	100,305	107,750

Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

Besides the follow-up and control via VaR, a Sensitivity Analysis is made daily, which measures the effect on domestic interest rate curve portfolio and exchange coupon curve movement (differential of interest paid above the exchange variation), as well as possible impacts on stress scenarios positions are periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the pre-fixed and foreign exchange positions of the Organization's entire portfolio and of remaining capital requirements.

Management of Internal Controls and Compliance

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, destined to optimize processes and procedures, among which we point out the following:

Internal Control System based on 25 Basel Internal Control Principles and in the methodology of Committee of Sponsoring Organizations – COSO, in

the businesses areas, referring to control environment components, risk assessment, control activities, information, communication and monitoring and Control Objectives for Information and related Technology – COBIT, for the information technology areas. This system reinforces the ongoing improvement in the identification process and assessment of controls used in risks mitigation, also in compliance with the Sarbanes-Oxley Act, Section 404.

– SPB Management – Brazilian Payment System, has the purpose of ensuring the execution of the messages among the Banks of the Organization and all the entities participating in this system. The activity is supported by monitoring tools of the Organization’s information systems, aligned with the continuous training and professional qualification, with the purpose of ensuring full operationality and availability of the system. Additionally, the Organization has a PCN –Operational Continuity Plan for SPB, documented in a specific tool and with corporate access, comprising predefined scenarios and actions, which enables the reduction of systemic unavailability risk.The areas involved in the process also count on a physical environment located in Alphaville, for operational continuity of the SPB processes, in the occurrence of a possible claim (fire, landslide, strike etc.), in the facilities of the Headquarters or Nova Central, which hinder the performance of activities. PCN – SPB is continuously tested and the evidences are published in standard reports disclosed in our corporate intranet.

– Measures preventing and combating Money “Laundering” observe the best market practices and are based on the policy “Conheça seu Cliente” (Know your Client). Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and Management, Stockholders, Clients and Employees and avoid the use of Organization in transactions or situations, which may be directly or indirectly related to crimes preceding money “laundering”, characterized in Law 9,613/98.

– Information Security Management, consolidated in the Security Policy, is designed to protect client and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to client information:

– Information is collected ethically and legally and under the clients’ awareness, for specific purposes and are duly informed;

– The information received by Bradesco are treated and stored safely and fully, with cryptography methods or digital certification, when applicable;

– The information will only be accessed by persons legally authorized and qualified;

– The information may be available to companies contracted for services rendering, however it is required that such organizations comply with our guidelines for security and privacy of data;

– Clients’ information only will be provided to third parties, by means of previous authorization of the client or to comply with a legal or regulatory requirement;

– The information for the purposes of evaluation of credit, checking and risk management, may only be exchanged with respectable reference sources and clearing services; and

– The information and data included in our records, as well as other requests to ensure legal or contractual rights will only be provided to those interested, by means of formal request, observing the prevailing legal requirements.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) – September 2006 – R$ million

Calculation Statement

Calculation Basis	Financial consolidated(1)	Total consolidated(2)

Stockholders' Equity	21,773	21,773
Minority Interest/Other	139	55
Decrease in Tax Credits – pursuant to BACEN Resolution 3,059	(149)	(149)
Reference Stockholders’ Equity Level I	21,763	21,679
Reference Stockholders’ Equity Level II (Subordinated Debt/Others)	10,265	10,266
Total Reference Stockholders’ Equity (Level I + Level II)	32,028	31,945
Risk-Weighted Assets	174,394	197,669
Capital Adequacy Ratio (%)
• Tier I	12.48	10.97
• Tier II	5.89	5.19

Ratio Variation (in percentage)

Ratio in September 2005	17.73	15.50
Movement in Stockholders’ Equity:	5.68	4.87
• Net Income for the Period	3.51	3.07
• Interest on Own Capital/Dividends	(1.25)	(1.09)
• Mark-to-Market Adjustment –Securities and Derivatives	0.36	0.31
• Subordinated Debt	3.06	2.67
• Other	–	(0.09)
Variation in Weighted Assets:	(5.04)	(4.21)
• Securities	(0.05)	(0.88)
• Loan Operations	(1.93)	(1.37)
• Tax Credit	(0.03)	(0.20)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(0.89)	(0.69)
• Memorandum Accounts	(0.57)	(0.45)
• Other Assets	(1.57)	(0.62)

Ratio in September 2006	18.37	16.16

(1) Financial companies only.
(2) Financial and non-financial companies only.

Loan Policy

The Organization's Loan Policy complies with resolutions of the Board of Executive Officers and Brazilian Central Bank, besides guiding their actions by goals of security, quality, liquidity and diversification in the assets utilization.

In a continuous search to offer agile and profitable business, we apply appropriate methodology directed to each Bradesco’s business segment, as well as guiding the establishment of operating limits and the granting of loan operations.

Within rules and Loan Policy, the Branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client/ economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loan, the specialized Credit Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Executive Loan Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Branches (Prime, Private, Varejo (Retail) and Corporate) and by

the Departments (Corporate and Exchange), including External Branches, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define differentiated loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

Concerning the internal policy, the risk ratings of Bradesco’s clients are given on a corporate basis and periodically followed-up, with a view to preserving the quality of loan portfolio, according to the following levels:

Classification – Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium clients, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Clients with size, sound economic and financial position, operating in markets with good prospects and/or potential for expansion.

B	Good	1.0	Clients, which, regardless of size, have a good economic and financial position.

C	Acceptable	3.0	Clients with a satisfactory economic and financial position but with performance sensitive to economic scenario variations.

D	Fair	10.0	Clients with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0	Loan operations with any expectation of not being paid or in default, classified under the possibility of loss.
F	Bad	50.0
G	Critical	70.0
H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Cards

	Million

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Number of Cards	48.5	50.9	50.9	52.5	53.3	53.3
Credit	7.5	7.8	7.8	10.6	10.9	10.9
Debit	40.8	41.7	41.7	38.9	38.8	38.8
Private Label/Hybrid	0.2	1.4	1.4	3.0	3.6	3.6
Amount Billed – R$	6,039.9	6,519.6	18,424.4	8,390.1	10,612.8	26,391.8
Credit	3,227.4	3,490.0	9,835.3	4,905.8	6,881.5	15,741.3
Debit	2,801.5	2,953.1	8,501.2	3,272.6	3,441.6	10,002.4
Private Label/Hybrid	11.0	76.5	87.9	211.7	289.7	648.1
Number of Transactions	116.0	123.9	353.2	142.7	159.5	437.4
Credit	51.6	54.5	156.7	67.1	78.9	207.1
Debit	64.2	68.1	195.0	72.9	76.3	221.4
Private Label/Hybrid	0.2	1.3	1.5	2.7	4.3	8.9

Credit Cards

Bradesco has been increasing its share in the segment showing an evolution of the most complete service line in the country. It provides Visa, Mastercard, American Express and Private Label Credit Cards, which are pointed out for the range of benefits and convenience offered to its associates.

In 3Q06, Bradesco increased by 39.7% its credit card base in relation to the same period of 2005 and the number of transactions climbed 44.8% in relation to 3Q05.

Sales for 3Q06 reached the amount of R$6,881.5 million, a growth of 97.2% as compared to the same period of 2005 and the average ticket (billing per transaction) increased from 36.2% compared to the 3rd quarter of the previous year.

Credit Cards Base – million

Credit Cards Sales – R$ million

Debit Cards

Bradesco showed a base of 38.8 million Debit Cards in the 3rd quarter of 2006, due to the debugging process of the base, started in 4Q05 and which resulted in the exclusion of inactive Eletron cards and is showing a better quality of the base. The average quantity of transactions per card grew 20.4% compared to the same period of the previous year, and the total quantity of transactions made by debit card in 3Q06 was 76.3 million, a 12.0% growth compared to 3Q05.

In terms of sales results, in 3Q06, there was an increase of 16.5% over the same period of 2005. The financial volume reached R$3,441.6 million versus R$2,953.1 million in 3Q05.

These two indicators clearly demonstrate that Brazilians are changing their payment habits, replacing checks and cash for the use of cards, especially debit cards.

Debit Cards Base – million

Debit Cards Billing – R$ million

Cards – Private Label/Hybrid

In this market, Bradesco operates in the segments of supermarkets through partnerships with the stores Comper, Dois Irmãos, Carone, Coop and Grupo G. Barbosa. In the segment of Retail stores in partnerships with Casas Bahia, LeaderCard and Lojas Esplanada (Grupo Deib Otoch); and in the Clothing segment in partnership with Lojas Hering and Luigi Bertolli.

This quarter, Bradesco launched the Private Label Card Panvel in partnership with Panvel drugstore chain, which has 204 stores in Rio Grande do Sul and 6 in Santa Catarina.

It ended the 3rd quarter of 2006 with 3.6 million cards, revenue of R$289.7 million and 4.3 million transactions.

Meal Cards

In partnership with other issuers and Visa International, Bradesco actively participated in the distribution of “VisaVale” cards.

The value proposal for this business, besides reducing the operational cost with 100% of electronic transactions, it offers higher security and agility for companies and workers.

Bradesco contributed with a base of 1.2 million Visa Vale cards in 3Q06, representing a growth of 6.1% compared to the same period of 2005. Revenue in the quarter added up to R$434.6 million, a growth of 37.1% compared to the same period of 2005.

Income from Cards

Card services revenue reached, from January to September 2006, R$1,216.6 million, with a growth of 30.9% compared to the same period of 2005, mainly in revenues of commissions on purchases made with Credit and Debit Cards and several fees of services provided to clients which are card holders and affiliated establishments.

From January to September 2006, interest income increased 32.4% compared to the same period of 2005, reaching R$927.0 million.

Credit Card Assets

In 3Q06 2006, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases and by installments increased 79.4% compared to the same period in 2005, ending the quarter with R$6,950.1 million.

Credit Card Assets – R$ million

International Area

The International Area operates under the following framework:

7 Units Abroad (Branches and Subsidiaries)

Branches:

NovaYork – Bradesco
Grand Cayman – Bradesco
Nassau – Boavista

Subsidiaries:

Buenos Aires – Banco Bradesco Argentina S.A.
Luxemburgo – Banco Bradesco Luxembourg S.A.
Tóquio – Bradesco Services Co., Ltd.
Grand Cayman – Cidade Capital Markets Ltd.

12 Operational Units in Brazil

Belo Horizonte (with support platform in Brasília), Blumenau, Campinas (with support platforms in Franca, Ribeirão Preto and Sorocaba), Curitiba, Fortaleza, Manaus (with support platform in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with support platforms in Guarulhos and Santos) and Vitória.

Bradesco Organization, by means of its International Area, reaffirms once again the commitment assumed in the past years for the expansion, strengthening and consolidation of the Brazilian foreign trade.

The performance reached in the first nine months of the year show this commitment.

Export exchange closings carried out by Bradesco from January to September 2006 reached US$24.4 billion, showing an evolution of 33.3% compared to the same period of 2005, while the evolution shown by the market stood at 17.0% .

The market share recorded from January to September of 2006, stood at 22.9%, surpassing by 2 percentage point the best performance ever recorded by the International Area, which was recorded in the same period of 2004.

The closings of import exchange agreements showed the amount of US$9.4 billion in the January to September YTD, representing an evolution of 23.3% compared to the same period of 2005.

The market share in this market, considering the period of the first three quarters of the year stands exactly at 15.0%, the best historic figure for the segment.

As the 3rd quarter of 2006 has ended, the International Area records in its Portfolio the expressive balance of US$7.7 billion when taking into account the total of Export and Import financings, Foreign Collateral Provided and Loans to Brazilian companies abroad, as well as committed lines. When compared to the same period of 2005, the balance had evolution of 65.7% .

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

With the purpose of offering a larger support to companies operating in the exchange market and foreign trade or those that try to operate in this market, Bradesco is investing in the expansion of its structure, creating exchange platforms in the main export centers of the country. These platforms are located jointly with the segment Bradesco Empresas and count on professionals specialized in exchange and foreign trade.

It is also worth pointing out that Bradesco already uses a Digital Certification system for foreign exchange contracts. This service allows the customer to electronically sign exchange contracts, which, besides making the clients transaction easier, speeds up the exchange contracting flow, reducing operational risks and costs.

The portfolio of Export and Import Financing, Foreign Collateral Provided, Loans to Brazilian companies headquartered abroad and committed lines ended September recording the following balances:

Foreign Trade Portfolio	September 2005		September 2006

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	1,512.9	3,360.7	2,010.5	4,369.6
Advance on Foreign Exchange Contracts – Delivered Bills	526.2	1,168.9	699.5	1,520.3
Export Prepayments	1,252.1	2,782.2	1,834.7	3,987.6
Onlending of Funds Borrowed from BNDES/EXIM	421.2	935.7	1,046.3	2,274.1
Exports Credit Note – NCE	106.1	235.7	162.6	353.3
Documentary Drafts and Bills of Exchange in Foreign Currency	3.6	8.0	1.6	3.4
Indirect Exports	5.9	13.1	8.0	17.5
Total Export Financing	3,828.0	8,504.3	5,763.2	12,525.8

Import Financing
Foreign Currency	272.7	605.9	369.9	803.8
Imports Draft Discounted	192.1	426.8	308.8	671.0
Open Import Credit	73.6	163.5	92.7	201.5
Total Import Financing	538.4	1,196.2	771.4	1,676.3

Collateral
Foreign Collateral Provided	157.7	350.3	419.4	911.5
Total Foreign Collateral Provided	157.7	350.3	419.4	911.5

Total Foreign Trade Portfolio	4,524.1	10,050.8	6,954.0	15,113.6

Loans via Branches Abroad	149.9	333.1	515.7	1,120.9
Committed Lines	–	–	274.5	596.5

Overall Total	4,674.0	10,383.9	7,744.2	16,831.0

Part of the funding for Foreign Trade financing is obtained by means of credit lines from correspondent Banks abroad and at the end of September 2006, 88 U.S., European and Asian Banks had extended credit lines to Bradesco.

The spreads paid by Bradesco in the first nine months of 2006 are between 10 and 18 basis points above Libor for a period between 180 days and 360 days, respectively.

We present below the book balance of Assets and Stockholders' Equity of the foreign units on respective dates:

	US$ million

	September 2005		September 2006

Foreign Branches and Subsidiaries	Total	Stockholders’	Total	Stockholders’
	Assets	Equity	Assets	Equity

Bradesco New York	1,181.4	146.5	1,202.5	156.0
Bradesco Grand Cayman	7,378.1	1,983.7	8,333.9	2,729.1
Boavista Nassau	8.4	8.4	8.7	8.7
Cidade Capital Markets Ltd. – Grand Cayman	32.0	31.9	33.5	33.5
Bradesco Services Co., Ltd. – Tokyo	0.2	–	0.4	0.4
Banco Bradesco Argentina S.A.	19.0	16.8	18.4	16.6
Banco Bradesco Luxembourg S.A.	350.9	134.1	476.9	141.9
Total	8,970.0	2,321.4	10,074.3	3,086.2

The core objective of the Foreign Branches and Subsidiaries is to obtain financing to the Brazilian foreign trade.

In the end of 3Q06, besides the short-term funds obtained with correspondent Banks for Brazilian foreign trade financing, Bradesco Organization obtained the amount of US$334.6 million in the international capital markets by means of public and private, medium and long-term placements, earmarked for foreign trade financing and working capital loans.

Foreign Public Issuances – Outstanding – Reference Date: September/2006 (Amounts Exceeding US$50.0 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150.0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500.0	4.25.2002	4.17.2012
Subordinated Debt	US$	500.0	10.24.2003	10.24.2013
Subordinated Debt (US$ 275.9 million)	Euro	225.0	4.15.2004	4.15.2014
FIRN	US$	125.0	12.11.2004	12.11.2014
FIRN	US$	100.0	8.8.2005	8.4.2015
FxRN	US$	100.0	12.26.2003	12.26.2006
FxRN	US$	100.0	2.3.2004	1.3.2007
FxRN – BRL (US$225.9 million) (1)	R$	577.7	12.10.2004	12.10.2007
FxRN – BRL (US$100.0 million)	R$	226.8	10.3.2005	1.4.2010
FxRN	US$	100.0	2.10.2005	1.2.2008
Securitization MT 100 – Series 2003-1 – Fixed (*)	US$	165.2	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (*)	US$	100.0	7.28.2004	8.20.2012
Perpetual Securities (%)	US$	300.0	6.3.2005	Perpetual

Public Issuance	US$	2,509.9
Private Issuance	US$	334.4
Overall Total (in US$)	US$	2,844.3
(1) This includes the issuance as of 1.30.2006 in the amount of R$116.0 million.
(*) International Diversified Payment Rights Company.
(%) Perpetual Non-cumulative Junior Subordinated Securities.

Capital Markets

Underwriting Transactions

During 3Q06, Bradesco coordinated important stock, debentures and promissory notes transactions, which amounted to R$10.2 billion. This volume accounts for 22.88% of the total amount of stock, debentures and promissory notes issuance recorded by the Brazilian Securities and Exchange Commission (CVM) in the same period.

Among the operations we took part, we can highlight the public offering of stocks of Abyara Planejamento Imobiliário S.A., in the amount of R$188.0 million and the public offerings of debentures of Brasil Telecom S.A., in the amount of R$1.080 billion, and Tam S.A., in the amount of R$500.0 million.

In addition to the local market, Bradesco also operates in the international capital markets, originating and structuring underwriting transactions of fixed income (commercial papers, notes and bonds) for placement with foreign investors.

Special Operations – Mergers, Acquisitions, Corporate Reorganizations and Privatization Operations

Bradesco has a specialized team for the financial advisory services in mergers, acquisitions, spin-offs, joint ventures, corporate restructuring and privatizations operations.

Project Finance Operations

Bradesco has a solid track record being the financial structuring company and advisor for several greenfield projects in the categories Project and Corporate Finance.The team of specialists has a close relationship with BNDES and several development bodies.

In the 3rd quarter of 2006, Bradesco was authorized to be the financial advisor in the bidding process of concession granting of energy transmission public service.

Structured Operations

The Structured Operations area is responsible for:

– development of structures used to segregate credit risks, through Special Purpose Entities (SPEs), Credit acquisitions, Credit Right Investment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs);

– structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees, which minimize the risks of each transaction; and

– coordination of syndicated loan processes, including the extension of debts, which can be refinanced, structured by the Bank or by third parties.

Among structured operations developed during 3Q06 we can highlight the FIDC CESP III, in the amount of R$650.0 million.

Cash Management Solutions

Cash management solutions are dealt with by means of the performance of the team of experts which conducts the analysis and implementation of customized and parameterized solutions, conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their Accounts Receivable management needs.

As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other hand, they effectively interact with the different Government Departments in the federal, state and local scope and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Cash Management Solutions

Payment Solutions

Pag-For (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the same efficiency commitment, Bradesco's payment solutions available via the Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with maximum speed and security.

In 3Q06, payment solutions accounted for R$394.1 billion, corresponding to 104.8 million payment transactions, enabling the management of Accounts Payable of more than 401 thousand companies.

Corporate Solutions

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, which is an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, in addition to allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a differentiated service to Entities and bodies of the Executive, Legislative and Judiciary Branches, within the federal, state and municipal scopes, in addition to Independent Governmental Agencies, Public Foundations, Government and Mixed Companies, Armed Forces (Army, Navy and Air Force) and Auxiliary Forces (Federal, Military and Civil Police), identifying business opportunities and structuring customized solutions, also counting on a portal on the Internet (www.bradescopoderpublico.com.br), which shows the solutions of accounts receivable, payable and administrative, in addition to a place exclusive for Public Servants and Military Policemen, detailing products and services Bradesco also makes available to these clients.

Statistical Data

	R$ billion

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Receipt Solutions (1)	229.5	234.6	680.3	239.0	250.5	723.4
Payment Solutions	115.6	118.7	345.7	130.8	141.4	394.1
Total	345.1	353.3	1,026.0	369.8	391.9	1,117.5
Taxes	27.3	27.5	82.5	29.8	30.7	90.4
Water, Electricity, Telephone and Gas	5.4	5.6	16.2	5.9	6.3	18.0
Social Security Payments	5.8	6.1	17.5	6.5	8.0	20.6
Total Public Sector (*)	38.5	39.2	116.2	42.2	45.0	129.0

Cash Management Solutions

	Number of transactions - millions

	2005			2006

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Receipt Solutions (1)	234.8	234.7	690.6	232.9	245.4	705.6
Payment Solutions	31.6	33.0	94.3	34.3	37.6	104.8
Total	266.4	267.7	784.9	267.2	283.0	810.4
Taxes	18.0	18.8	57.7	19.0	20.8	61.8
Water, Electricity, Telephone and Gas	35.2	36.8	106.9	45.3	45.3	125.1
Social Security Payments (2)	12.9	13.0	38.8	13.5	14.0	40.7
Total Public Sector (*)	66.1	68.6	203.4	77.8	80.1	227.6
(1) Total movement (funding, written-off, credits etc.).
(2) Total of beneficiaries: more than 4.669 million of retirees and pensioners (corresponds to 19.03% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires:
Payments by means of automatic debit
37.728 million – from January to September, 2005
37.801 million – from January to September, 2006

Growth – Receipt and Payment Solutions

Growth - Public Sector

Assets Bookkeeping Services and Qualified Custody Services

Bradesco is one of main suppliers of Qualified Services for the Capital Markets. By means of modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding services options and generating operating flexibility to its clients.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Debentures, Investment Fund Quotas and Brazilian Depositary Receipt – BDR. We point out the participation of Bradesco as the Depository Financial Institution of the Companies’ Stocks, in the going public operations – Public Offering of Stocks (IPO), whose market share was 40.74% share among the operations structured in 2006. In the operations of issuance of debentures and promissory notes we reached a 30.67% market share, with volume of issuances in the amount of R$15.2 billion.

Main Indicators in September of 2006:

Book-Entry Stocks	180 companies, with market value of R$293.2 billion, combining 2.5 million stockholders.

Book-Entry Debentures	48 companies with 65 issues, totalizing an amount of R$49.1 billion.

Book-Entry Quotas	41 funds closed, with restated amount of R$16.8 billion.

Brazilian Depositary Receipt – BDR	2 Programs, with market value of R$200 million.

The investors have access to Bradesco’s branch network, besides the online access, via the Internet Banking, related to their positions under custody at Bradesco and CBLC (Brazilian Clearing and Depositary Corporation).

Custody, Controllership and Asset Management

Targeted at Companies, Assets, Foundations, Insurance Companies and Private Pension Plan Entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 5.4% in the 3rd quarter.

Main Indicators in September of 2006:

Custody	R$234.5 billion in assets under custody (Funds, Portfolios, DRs and Receivable Funds).

Controllership	R$277.2 billion distributed in 747 Investment Funds and Portfolios under Management.

Depositary Receipt – DR	R$44.4 billion in 8 Programs.

Assets Bookkeeping Services and Qualified Custody Services

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), which was the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the Ombudsman area, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

Quality Management – NBR ISO 9001:2000 Certifications

To successfully conduct and operate an organization it is necessary to direct it and control it in a transparent and systematic manner.The success may result in the implementation and maintenance of a management system.

The Organization counts on a group of highly qualified professionals, responsible for the methodology definition of Bradesco Quality Management System (SGQB) and implementation process management.

Bradesco Quality Management System has as purpose to continuously improve the performance of processes, taking into consideration, at the same time, the needs of all interested parties. By means of SGQB, the Premises show their capacity to provide products/services that meet the client’s requirements and the applicable regulatory requirements, aiming to increase the client’s satisfaction.

Bradesco Organization, in the permanent search to provide its clients and users with the easiness and commodity that only a Complete Bank can offer, reached this acknowledgement in 128 processes certified in NBR ISO 9001:2000 related to Products and Services.

The ISO 9001:2000 certifications are formal evidences that all the activities related to the quality of the product or service certified were planned, implemented and controlled according to an international acknowledgment rule.

Accordingly, the certifications are an important competitiveness instrument ensured only to companies that show their commitment to quality.

The ISO 9001:2000certifications motivated the Organization to advance in the quality management practices, thus adopting the Excellence Criteria –Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Protection Seal and Data Privacy – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is a standard established internationally, comprising requirements for the management of data protection and privacy at the organizations.

Bradesco Data Protection Management System has as purpose to standardize data protection management at Bradesco Organization and minimize risks related to violation in data protection and failures in information security, by means of the compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerning about information security in all levels, establishing procedures in the ethical treatment of personal data collected for any purpose, including the establishment of Information Security Corporate Rules and Policy. The certifications show this practice and reassure the Organization’s permanent concern about data protection of its clients and users.

At present, Bradesco Organization has 8 certifications:

• Fax Fácil

• Fone Fácil

• Home Broker

• Internet Banking

• Private

• Custody – Liabilities Dockets

• Custody – Assets Dockets

• Custody – Report Data Privacy

Methodology for Mapping and Documentation Processes

This methodology is designed to codify and standardize processes mapping and documentation works carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed, in the pursuit for ongoing improvement, as well as meeting the demand generated by the needs of the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System – ABC and Section 404 of the Sarbanes-Oxley Act.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System –ABC, which measures the cost and performance of its activities, resources and cost centers.

The knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing, as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performances can be seamlessly integrated with Bradesco's strategic goals, designed to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

Thus, the future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Expenses Assessment Committee

In the pursuit of assisting the Board of Executive Officers in cost control and the adoption of strategies, policies and measures designed to restrain expenses, in March 2004, Bradesco created the Expenses Assessment Committee, responsible for monitoring administrative and personnel expenses, as well as fixed assets, analyzing the corresponding processes with the related managing areas, seeking to obtain a maximum cost/benefit ratio.

In line with good Corporate Governance practices, the Committee is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco's costs, from all standpoints and producing savings which reflect positively on the Organization's results.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System, mySAP Business Suite solution.

This system’s implementation represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, comprising analyses dimensions focused on Processes, People, Organizational Structure and Technology.

Initially, the system will integrate processes in the Human Resources, Training, Material and Service Purchases, Accounts Payable, Physical and Fiscal Receiving, Fixed Assets and Accounting, in addition to the Availability Control process, for the effective follow-up of the Bank’s administrative expenses.

Currently, the processes of Works Management, Maintenance Manegement, Currency Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Banking Accounting and Consolidation of Financial Statements.

The adoption of the Integrated Management system by the areas integrated through this technology enabled them to renew processes and review organizational structures and nearly 78 thousand system users will be qualified via presence and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, agile decision-making, secure data processing, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgments

The Chairman of Bradesco’s Board of Directors, Lázaro de Mello Brandão, was honored by Centro de Integração Empresa-Escola (CIEE) with the title of Meritorious Member and the Integration Trophy in acknowledgment to the Organization’s significant contribution to the Brazilian education.

Bradesco is the Country’s first Bank in the ranking of Fortune magazine, which shows a list of the world’s 500 largest companies in 2006. With revenues of US$22.9 billion, the Bank went up from the 376th position in 2005 to the 269th position in the general classification of this year.

According to The Top 1000 World Banks, list of the world’s largest and most solid Banks, published by The Banker magazine, Bradesco is the Bank with the largest capitalization of Latin America by the concept of own funds. Also according to the September issue of the magazine, Bradesco is the Bank with the largest stockholders’ equity of Latin America.

Bradesco is the Bank which grew the most in the corporate ethics and sustainability ranking prepared by the Spanish consulting firm Management & Excellence (M&E) and Latin Finance magazine, climbing from the tenth position in 2005 to the second position in 2006.

Bradesco’s Internet won three categories of the award promoted by the US magazine Global Finance. It was elected the best website for Individuals in Security Initiative in Latin America, the Best Internet Banking for Individuals and the Best Corporate Internet Banking of Brazil.

Bradesco headed the ranking of Latin American Banks by the stockholders’ equity criterion, according to Bank Atlas 2006, from Euromoney magazine.

According to an innovative study disclosed by the international risk agency Standard & Poor’s (S&P), Bradesco is the leader in market share in all performance indicators. The study was published in Valor Econômico newspaper.

Bradesco consolidated its leadership of the private financial system in the 2006 edition of the Yearbook Valor 1000, published by Valor Econômico newspaper. The publication points out Bradesco Seguros e Previdência in the ranking general leadership of open supplementary pension plans and in the health segment.

For the third consecutive year, Bradesco received the award of Best Retail Bank, in a study carried out by the consulting firm Austin Rating and published in Gazeta Mercantil newspaper. Bradesco also received the award of Best Insurance Company and Best Certified Savings Plans Company.

Guia Exame 2006, award of the Brazilian market’s investment fund manager, pointed out Bradesco as the winner in the category Best Fund Manager in the Stock Segment.

Bradesco Corretora achieved a highlighting position in Guia Exame de Investimento Pessoais 2006, being the best Brazilian capital Brokerage Firm among the 133 institutions registered with the BOVESPA.

Bradesco is, for the seventh time, in the list of Guia Exame –Você S/A –The Best Companies toWork and, for the fourth time, among the Best Companies for Woman toWork.

According to the evaluation of Great Place to Work Institute, Bradesco is one of the 100 Best Companies to Work in Brazil. The survey was published in Época magazine.

Bradesco is the most remembered brand of the banking sector, according to the Top of Mind research, carried out by the Brazilian Association of Advertisers (ABA), under technical guidance of Top Brands Consultoria e Gestão de Marcas.

6 - Social-environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bradesco believes that successful companies are those that generate good results for all the community, adopting long-term policies whose purpose is to foment the country’s sustainable development and the better wealth distribution.

The Organization also understands that environmental preservation and social inclusion are great challenges of the modern world, crucial for the human development and for the corporate continuity.

In conformity with these premises and, sensible to this condition, Bradesco consolidates its social-environmental policy, showing the concern with the sustainable development of the planet, the respect to the ecosystems and human dignity, also undertaking to disseminate a culture based on actions of social-environmental responsibility.

Bradesco Organization’s Social-environmental Responsibility Corporate Policy has as:

1. Purpose

a) to define the social-environmental guidelines which must be complied with in Bradesco Organization environment;

b) to be a permanent consultation source for implementation of all and any measure or action that may impact the social-environmental matter, by means of ensuring principles adopted by the Organization; and

c) to be a guidance source to our staff, as well as its awareness as to Bradesco Organization’s social-environmental role.

2. Principles

2.1 As to Sustainable Development

a) Bradesco Organization, aware of the importance of the country’s development, is aligned with the best world practices of sustainability and corporate governance. Thus, it considers sustainable growth, represented by economic, environmental and social development, an important component of corporate responsibility, adding value in corporate management and fomenting Social-environmental Responsibility.

b) Bradesco Organization shows its firm commitment to practicing, encouraging and valuing Social-environmental Responsibility, searching for convergence of its corporate goals with the desires and interests of the community in which it has a presence, exercising sustainable growth in a healthy environment and using ethical and transparent methods.

c) Bradesco Organization will make all efforts for the preservation of the ecosystems and for the optimization of the use of resources, mainly non-renewable ones.

2.2 As to Social-environmental Responsibility

a) Values

Bradesco Organization considers Social-environmental Responsibility one of its corporate values.

b) Vocation/Citizenship

b.1) Bradesco Organization exercises its corporate citizenship to value Social-environmental Responsibility.

b.2) The valuation of educational, sport and social work activities are really important for Bradesco Organization, for instance the work done by Fundação Bradesco, reaching different regions of the country, providing children, youngsters and adults with free and professional education, being a social-cultural reference to the communities where it has a presence.

b.3) Bradesco Organization repudiates slave and child labor.

2.3. As to the Social-environmental Legislation

Bradesco Organization considers as a fundamental responsibility the compliance with the applicable legislation.

2.4. As to Social-environmental Commitments

Bradesco Organization also considers indispensable the compliance with the commitments, guidelines and safeguards set forth in national and international “Principles”, “Protocols”, “Agreements” and “Treaties”, related to social and environmental responsibility, to which Bradesco Organization has been signatory or has adhered to their terms.

3. Guidelines

The Guidelines in the Principles already detailed, which must guide all social-environmental actions or measures at Bradesco Organization, are:

a) to search for convergence of its business goals with social-environmental responsibility aspects, adding value to all interested parties;

b) to develop and sell products and services, as well as offer credit facilities to clients who respect the social-environmental awareness spirit, in order to ratify the Organization’s corporate responsibility commitment;

c) to encourage partnerships, supports and cooperation with governmental entities, NGOs and market entities aiming at developing and promoting social-environmental responsibility actions in several segments of the civil society;

d) to consider, when choosing suppliers and service providers, those who are engaged and practice social-environmental responsibility, in conformity with the principles defined in this document;

e) to maintain and promote an ethical and transparent posture in all levels of activities and business relationships, repudiating and fighting against any means of illegality, such as corruption or bribery;

f) to ensure conformity of the applicable legislation with the social-environmental issues in the development and performance of Bradesco Organization’s economic activities;

g) to adopt responsible policies of loan concession to clients and respective internal procedures, imposing, when deemed necessary, preventive, reconstructing or repairing measures of environmental impacts, rating, in these cases, risks in financing of business projects;

h) to estipulate, for borrowers of funds whose projects have potential social-environmental risks, the obligation to maintain an action plan of risk mitigation, following the stages of the project while the respective financing lasts;

i) to adopt internal policies with a view to rationalizing the use of non-renewable resources, use recycled material, give adequate treatment to scrap and disposable material and encourage the environment preservation;

j) to make employees aware and train them and guide service providers for social-environmental issues, reinforcing citizenship, ecology and responsibility concepts;

k) to make all efforts for the society to share globalization benefits, by means of a more inclusive and equal market;

l) to defend social justice principles and human rights, repudiating exploitation of people through labor, in particular child labor;

m) to support education and professionalization of children, youngsters and adults, increasing job opportunities and citizenship;

n) to adopt internal policies of diversity valuation, aiming at promoting balance in the Organization’s relations with its different publics;

o) to propagate, value and support projects targeted at the practice of sport activities in the communities it has a presence, providing, through sport, respect to each other, union, teamwork, dedication, persistence and overcoming;

p) to develop, implement and maintain a social-environmental management system that normalizes, dimensions and follows the performance of social-environmental actions of Bradesco Organization; and

q) to disclose its achievements by means of the social balance sheet and make available to interested parties relevant information related to possible happenings and social and environmental actions carried out by the Organization.

And, ratifying the premises of its policy, Bradesco structured the Social-environmental Responsibility Executive Committee, which is permanent and has decision-making powers.

This Committee is comprised of nine (9) Directors and representatives of the following Facilities: Fiscal Audit Department; Risk Management and Compliance Department; General Inspectorate Department; Organization and Methods Department; Assets Department; Human Resources Department; Market Relations Department; General Secretariat; and Fundação Bradesco.

The Social-environmental Responsibility Area, which composes the Market Relations Department, was created to assist the Executive Committee and has as main mission to interact and integrate the several Areas of Bradesco Organization in order to sensitize them as to social-environmental issues, in addition to encouraging and following initiatives related to the matter, considering the premises of Bradesco Organization’s Social-environmental Responsibility Corporate Policy and the best market practices.

Equator Principles

In September 2004, Bradesco adhered to Equator Principles, a set of social-environmental measures based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Bradesco ratified, in July 2006, its adhesion to the new version of Equator Principles, whose scope comprises all project finance, its assistance, new ones or in expansion, with total capital cost higher or equal to US$10 million.

It is important to point out that the adoption of these principles is voluntary, with no dependence or support of IFC or the World Bank. Thus, the institutions which will adopt them must take them as basis for the development of practices and internal and individual policies.

By adhering to Equator Principles, Bradesco increases its commitment to the sustainable development and reaffirms its role as one of the largest financing companies of the country’s economic activity.

Global Compact

Bradesco, at the beginning of November 2005, aligned with the corporate responsibility guidelines, adhered to Global Compact principles, assuming the commitment to promote actions to contribute for the development of an inclusive and sustainable economy, increasing its performance within the social-environmental scope.

Global Compact is a result of an invitation made by the Secretary-General of the UN, Kofi Annan, at the World Economic Forum in Davos, in January 1999, to companies, NGOs and other governmental and civil entities, to follow and disclose the ten principles that guide it, concerning Human and Labor Rights, Environmental Protection and corruption combat.

ISE – Corporate Sustainability Index

Bradesco, as from December 2005, started integrating ISE, Sustainability Index of BOVESPA – São Paulo Stock Exchange.

This index was created with the purpose of providing visibility to the sustainable companies, so that investors may invest their funds.

To evaluate the performance of the companies eligible to ISE, the Sustainability Study Center of FGV-EAESP was contracted and developed a questionnaire with the triple bottom line concept, which comprises the evaluation of economic, social and environmental elements in an integrated way.

The index is comprised by a select group of companies which have the best performances in the economic-financial, social and corporate governance dimensions.

The choice of Bradesco’s common and preferred stocks to comprise ISE strengthens the Organization’s commitment to the good corporate governance practices in the relationship with stockholders, clients, investors, employees and the general public.

This positioning gives priority to ethics by quality and clarity of information disclosed in order to enable a closer follow-up of the Organization’s performance.

The selection of Bradesco in ISE reaffirms its concern with liquidity, transparency, stability and social and environmental responsibility.

DJSI – Dow Jones Sustainability World Index

In September 2006, Banco Bradesco started taking part in the selected group which comprises the Dow Jones Sustainability World Index portfolio.

Currently DJSI is comprised of 318 companies that materially have corporate sustainability rooted in their initiatives, practices and business management.

In this context, Bradesco’s social-environmental actions are integrated in its business strategies and result in the conviction that a good company is that which works and grows in a society and develops itself with harmony.

Rating in Sustainability (Management & Excellence)

Banco Bradesco is Latin America’s first company to receive AAA+ rating in Sustainability, from Management & Excellence (M&E).

The largest Brazilian private Bank, Banco Bradesco obtained the best possible rating, AAA+, as it met the 433 sustainability, corporate governance, social responsibility, ethics and transparency criteria. This evaluation, subject to annual reviews and with a three-year validity, was made by Management & Excellence (M&E), a respected sustainability research and evaluation company, based in Madrid.

M&E’s evaluation reflects the conformity with most standards established in Brazil and Abroad, which classified more than 100 companies in the whole world and is a pioneer in the sustainability area.

Launch of the Social-environmental Responsibility website

Bradesco launched its Social-environmental responsibility website, one more important tool in the availability of key information and in the construction of a relationship more and more positive with the market.

A result of months of work and of the effective interaction among several areas, departments and suppliers, the new website brings a detailed outlook of the Organization’s operation in all the segments of the social-environmental responsibility, showing a Bradesco beyond leadership, pioneer in technology and innovation in the offer of products, services and financial solutions.

To faciliate the obtainment of information, the website makes available the best in navigation solutions, ideas that bring agility, easiness and creativity. Also to speed up the research of internet users, Bradesco’s several initiatives were structured in eight large areas: values, shareholders and investors, clients, employees, community, government, suppliers and environment.

In addition to pictures and links, the new website makes easier the access to documents such as the “Quality Policy”, the “Code of Ethics” and the “Human Resources Policy”. Permanently updated, soon it intends to be one of the main references of the Country in the availability of information about social-environmental responsibility.

Visit the new site at www.bradesco.com.br/rsa.

Social Stock Exchange Program of BOVESPA

Aiming at the social and banking inclusion, Bradesco collaborates with the Social Stock Exchange Program of BOVESPA, which was launched in June 2003 by BOVESPA and its brokers as a social initiative to raise funds for non-governmental organizations, acknowledged by UNESCO as the first one in the world. The idea is to gather institutions of the Third Sector that need financial resources and investors (donors) willing to provide them. Thus, the NGOs strengthen “investments” as “social profit”, i.e. making society fairer, where thousands of children and youngsters may enjoy better opportunities.

ISO 14001 and OHSAS 18001 Certifications – Building

In May Bradesco obtained the ISO 14001 and OHSAS 18001 certificates for the building at Avenida Paulista, in the city of São Paulo. This is a 12-story building with three basements totally refurbished and adapted, aiming at complying with all the specifications and rules required for the referred certificates.

Bradesco’s Contribution to Preserve the Environment

Aware of the need of maintaining adequate facilities, without disregarding the social and environmental aspects, Bradesco has adopted practical measures contributing to preserve the environment.

In this regard, we permanently seek to apply new technologies minimizing the impact on ecosystems. In addition, the contracted companies’ commitment to our social and environmental goal and a continued awareness of our staff in pursuit of eco-efficiency, reinforces our commitment to foment sustainability. Below, we present some measures already adopted or under implementation.

1) Resources consumption rationalization

With a view to rationing electricity and water consumption, we destined an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and permanent research of efficient and intelligent new technologies for our equipment, observing the environment preservation policy.

The Branches Network awareness about this issue has been deserved continual attention by indicating consumption targets for our units, based on size, quantity of equipment installed and headcount, as well as release of articles about the rational use of electricity and water.

a. Electricity

Timing machines were installed in our premises for the automatic turning-off of lamps and lights, allowing an easy utilization at scheduled hours. The turning-off of illuminations, non-used areas, and the employment of natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours, and water treatment in its towers, without using chemical products.

We recommend the optimization in the use of lifts and air conditioning, as well as in the use of other energy consuming equipment.

The replacement of 50% of 255 mercury lamps by other sodium steam lamps, in 178 posts installed on the streets of Cidade de Deus (headquarters), and the exchange over the past 3 years of approximately 30,000 40 Watts lamps for 32 Watts has substantially reduced the energy consumption, without loosing the lighting efficiency.

b. Water

Same concern is expressed as to the rational use of water. Thus, our Premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushings and faucets. In addition, technical measures contributing to the water consumption reduction have been adopted, for instance, the replacement of mechanical faucets with automatic ones for use at headquarters premises.

The adequate garden watering, observing the best hour and periodicity, has also been deserved attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at headquarters, with the purpose of watering and usage in the air conditioning towers.

2) Solid Residues Destination

a. Solid Residues derived from Civil Works

Concerned with the impact on environment caused by residues produced in site office (debris, wood, plastic, metal etc.), all contracted construction companies undertake to comply with Resolution 307, of the Environment National Council concerning the correct destination of residues, upon refurbishments and alterations in layouts of our premises. Referring to the maintenance of buildings at the headquarters and Avenida Paulista, the agreements were added with a specific clause on the correct destination of painting residues (inks, glue, paint brush used etc.)

This responsibility includes the submission of a document recording that residues were deposited in licensed landfills, in the cities served thereby.

b. Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in some of our administrative centers, which are submitted to a selective process. It has been examined the possibility of its implementation in other regions. Methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms, with a view to knowing which are the possible measures that may be adopted aiming at reducing such consumption.

c. Metal, Glass and Plastics

At the headquarters and in four other administrative centers the selective collection of metal, glass and plastics is implemented. This practice has been encouraged and improved by means of in-house campaigns and actions, in the expectation of increasing to other centers, as well as to increase the quantity of recycled products. In order to improve our concern in this regard, we have been using at the headquarters and main administrative centers biodegradable plastic bags with colors corresponding to waste collected.

The expansion to the other facilities is in the final implementation stage.

A measure adopted nearly 4 years ago is the utilization of remanufactured cartridges as consumption items for our premises, aiming besides cost savings, the benefits of reducing pollution. Out of the 51 types of toner cartridges composing our consumption list, 34 are remanufactured products.

d. Lamps

We have more than 36 thousand lamps at our headquarters buildings and monthly more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the maintenance agreements contain an specific clause about the service company’s obligation to conduct the ecologically correct discard.

e. Other residues

At Cidade de Deus, our headquarters, we maintain approximately 115,000 m2 of green area, with more than 3 thousand trees cataloged under the replacement and planting program. We have been using equipment for grind of dried leaves, which are used in gardening, totaling nearly 1.5 tonne/month. We have also been reintegrating the parings of grass to the soil as input.

3) Recycled Paper Usage Program

Now we hold a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able to highly contributing to disseminate theory and practice of environmental responsibility, has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the environmental. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, business cards and statements distributed to clients and in check books.

4) Biodegradable Products for Cleaning

At Bradesco’s headquarters, the Company started the cleaning and maintenance services by using biodegradable products. Contracted companies are being encouraged to use products of such type, which then will be one of the requirements to be considered in a further agreement renewal. Such measure integrates an improvement program seeking to standardize the biodegradable products, the appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products applied in our premises.

Bradesco’s Contributions to Social Issues

Finasa Sports Program

Bradesco Organization demonstrates its support to sports activities through the FINASA ESPORTES (Finasa sports) program, successor of the BCN Sports Program. This initiative, with more than 18 years of activity, gained momentum as from 1997, following its integration with Bradesco's other social projects. Along its history, the program was known by its seriousness and has become a benchmark for assistance in the education of young people, using volleyball and basketball as instruments for social inclusion. At present, 2,800 girls from 9 to 17 years of age, enrolled at school and attending classes on a regular basis are included in the program. Approximately 70% of these girls derive from deprived backgrounds and are considered to be in a social risk situation.

Presently, FINASA ESPORTES, in accordance with its new concept, is structured in 51 training centers, which comprise a total of 138 classes, consisting of 69 classes for sports initiation practice, 20 for basketball and 49 for volleyball, installed on the premises of state and local schools, at Osasco's city hall sports centers, at Fundação Bradesco school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in Greater São Paulo. Acting in partnership with the local government, Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of more than 73 professional instructors, including local and state coordinators and teachers.

The community integration has been the outstanding feature of this work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics, such as notions of hygiene, teen pregnancy, stress, drug abuse and adolescence, always emphasizing the importance of team spirit.

The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program considers the sports practice much more than a way to discover vocations or create athletes, it also lays the basis for the formation of citizens, who are the essence of a better country for everyone.

Social-cultural Events

In the 3rd quarter of 2006, Bradesco decisively collaborated for the cultural enrichment of the Brazilian society supporting several projects throughout Brazil. It sponsored the coming of the Canadian group Cirque du Soleil to the Country, the world’s most important and respected circus. For the first time in Brazil, the troupe presented to the Brazilian audience the spectacle Saltimbanco, already seen by more than 9 million people in 19 countries. During the quarter, more than 250 thousand people saw the spectacle only in São Paulo.

For the second consecutive year, by means of Bradesco Prime, it sponsored the 37th Winter Festival of Campos do Jordão, in the countryside of São Paulo. During the event there was a performance of Students from Fundação Bradesco School of Osasco-SP.

It also supported many other events, such as the Book Biennal of Ceará, in Fortaleza-CE; the Quadro de Luz Exposition, of Jô Soares, in Rio de Janeiro-RJ; Expointer – International Exposition of Animals, in Esteio-RS; the spectacles for children O Casamento de Dona Baratinha, in Rio de Janeiro-RJ, and O Senhor do Tempo, in São Paulo-SP; the 22nd World Conference of Open and Distance Education, in Rio de Janeiro-RJ; the Open Games of the Countryside, in São Bernardo do Campo-SP; and Salonpas CUP, in São Paulo-SP with the participation of the volleyball team of Finasa Osasco.

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges the value of its team’s performance and achievement potential as the foundation to sustain Bradesco Organization’s businesses.

The Company offers its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, continuous development investment, sharing of information and human being value, without discrimination.

Bradesco maintains a closed-career policy, whereby the admission occurs at apprentice levels. All the growth opportunities are destined to employees, allowing access to all hierarchical levels.

This assurance of opportunity for professional development and growth, where employees see the possibility of holding all the positions, not only the positions of managers, but also the high management, is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

We may say that when a youngster joins our Organization, whose closed carrier system privileges, incentives and strongly invests in the growth and development of its employees, this professional starts a carrier full of opportunities, connected with his/her effort and dedication.

To encourage our professionals to exceed their limits and stimulate their creativity in search for solutions, aiming at self satisfaction, clients’ satisfaction and business expansion, have been a priority for the Bank and is one of the assumptions of our Human Resources Management Policy, established in 2005, by the Board of Directors.

Only creative and innovative teams, highly skilled, with ensured carrier opportunities, could surpass the achievement of goals and show excellent results that have highlighted our Organization.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in all the operation segments.

Bradesco is a bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Certification in International Rules

Searching for what is best done in the worldwide level, we achieved the certification of Rule OHSAS 18001 of Occupational Safety and Health which allows to establish and develop conditions that contribute to a safe and healthy work environment.

Great Place to Work

Bradesco’s employees contribute to the achievement of the outstanding position we hold in the financial market, maintaining the excellence in all group’s activities.

The Company seeks to promote transparency, so that to ensure a motivating and challenging organizational environment. Evidence is that Bradesco was listed for the seventh time in Guia Exame-Você S/A – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for).

In addition to being ranked among the 150 best companies to work in Brazil, Bradesco was also acknowledged among the 50 best companies for women to work for, for the forth consecutive year.

Guia Exame is considered the best and most comprehensive study on the work environment in Brazil. Based on employees’ opinion, the study assessed the working environment, benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility of companies.

Bradesco was also elected one of the 100 Best Companies to Work in Brazil, in a research prepared by Great Place To Work Institute, published in a special edition of Época Magazine.

For the third consecutive year, Bradesco stood out in the survey “As Melhores na Gestão de Pessoas” (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. The selection was made by means of evaluation of companies’ internal environment, as from questionnaires and interviews with employees who gave their opinion about issues such as training, benefits, safety and work conditions, credibility, motivation, performance and development planning.

These results show the acknowledgment to our commitment not only to clients, but also to our employees. Improving talents with professional training, stimulating education and maintaining a fair and dynamic organizational structure, we try to offer conditions so that each employee can grow and build a solid career, from a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirmed the commitment with our employees formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1. To comply with all the requirements, regulating rules and legal conventions concerning work relations and environment, applicable to our activities;

2. To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3. To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment in all our relations, with the internal and external public;

4. To ensure the good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6. To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional plan growth, in order to ensure the continuous improvement of management processes; and

8. To ensure opportunity priority for the professional growth of people, by the permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

In-house Communication

We strongly invest in our internal communication so that our employees are effective participants of the Organization’s expansion strategy of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via Intranet and e-mail.

The Company makes available, day to day, the newsletter “Sempre em Dia” (Always Updated), with issues about the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced according to the best quality standards, the editions in video of Bradesco TV comprise, monthly, institutional messages and technical guidance. Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers, Managers of Branches and Departments of the Organization take part. All the issues are referred to respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more agile and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to suggestions and complaints.

People Management

Bradesco maps the Organization’s human capital through individual interviews and with leaders, aiming at identifying corporate and essential competencies.

The Company also currently records 20,000 employees’ profiles in this process.

Based on this knowledge, leaders and employees are gained conditions to share actions focused on improving their performance, with professional improvement and short, medium and long-term results.

The maintenance of such work is the management of competencies with the employee’s involvement, by means of incentive, guidance and follow-up of leaderships, focusing on constant feedback.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relations with internal and external public.

In 2005, Bradesco created the Diversity Appreciation Work Group, composed of professionals of different areas, with a view to effectively contributing to an improved relationship of the Company with different people, as well as to maintaining a balanced internal demography, both in the admission and retention of talents.

The issue is broadly supported in the Code of Ethics, Human Resources Management Policy and Social-environmental Policy of the Organization.

Ethnical Groups

Bradesco entered into a partnership with Faculdade Cidadania Zumbi dos Palmares – Unipalmares, by means of a professional qualification program which aims to contract interns to work in important business areas of Bradesco.

Unipalmares’ mission, by means of NGO Afrobrás, is to promote the inclusion of black people into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, FIPECAFI and FIA.

The program, which started with 30 interns, was increased and currently counts on 60 students.

Inclusion Policy for Disabled People

Aiming at the contracting and retention of disabled people at the Organization, Bradesco set forth partnerships with specialized entities and focused on inclusion of such professionals, qualifying them and creating job opportunities in the Organization. We have in our Call Center a specific part with visually impaired employees.

Bradesco was one of the Banks which sponsored Febraban Professional Qualification Program which qualified professionals with deficiency to exercise activities in the job market.

By means of Bradesco’s Website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Bradesco has a staff of 800 disabled people.

Opportunities for Women

Bradesco ended the 3rd quarter of 2006 with a quota of 37,153 women employees, corresponding to 47% of the functional staff.

In the Prime segment, 71% of staff is women.

In leading positions, Bradesco has 15,750 women, including in the Board of Executive Officers and the Board of Directors.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers internship program to all operation and business areas, allowing the student to relate the academic learning with the practical activity. The program currently benefits 864 students.

Traineeship Programs

Information Technology students of Fundação Bradesco have the opportunity to start their professional career in the systems development area of the Organization by means of a structure program of trainees. In addition, all students approved in the selection process have been contracted.

In 2006, the Organization’s First Traineeship Program was established, in a business area, specific for Bradesco Prime business area segment, aiming at the technical and practical qualification of future Relationship Managers of this segment.

The program had an 8-month duration. There are currently 23 new Prime Managers at the Organization.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004, executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers throughout the country.

The program estimates the contracting of youngsters from 14 to 18 years old, having as purpose to providepersonal and professional development to adolescents.

We ended September 2006 with 727 Apprentices and we have already provided the program for about 1,241 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, as from October 2005, the Company entered into a partnership with São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunity, those studentsoriginated from families with higher social vulnerability, between 18 and 21 years old, regularly enrolled and effectively attending high school classes of the state public school system, preparing them to exercise the citizenship, by means of paid internship.

Currently we count on 191 contracted youngsters.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

We offer our employees an appropriate work environment and conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing to map and identify the causes of symptoms and diseases occurred in the work environment and relations, viewing to promoting health and disease prevention, on a broadly basis.

The issues addressed include Repetitive Stress Injury, Stress, Chemical Addiction (Alcoholism/Drugs/ Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS and others. Those campaigns are carried out monthly through Interação magazine and in the SIPAT (Internal Week of Occupational Accident Prevention).

Since contracting, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV-AIDS Prevention – CEN, which is destined to promote and strengthen the combat against such epidemic in the work environment and has been providing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent the infection by HIV virus.

Another outstanding issue related to life quality is the balance between the employee’s personal and professional life. We are permanently concerned with the working hours, so that the contract time is not surpassed, guaranteeing that employees have time for their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from all other Organization environments, offering comfort and material that help to relax and soften the impacts of the caused by the day-to-day activities in and out of the call center. The room is open to all the employees of that section in the event they go through situations related to psychological and emotional aspects.

In June 2006, we conquered the certification of Rule OHSAS 18001, internationally recognized, which establishes an Occupational Safety and Health System Management. Thus, we reassure the commitment to the safety and health of our employees, with the adoption of ergonomic management and awareness programs about the importance of safety and health in the work environment.

Benefits

The concession of benefits is based on the Organization’s Human Resources Management Policy.

Transmitting safety and trust to our employees, this management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

Besides the aspects provided for by the law, Bradesco’s employees and their dependents enjoy a combination of benefits viewing to ensure the best life quality.

Health and Dental Care Insurance

Our employees and their dependents have access to health and dental care plans paid for in full by the Bank. The healthcare insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and also treatment for AIDS (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

In the 3rd quarter of 2006, there were 961,679 medical/hospital consultations and 169,338 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, which Bradesco contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduate.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and dependents are provided with follow-up of Social Service and Psychological Assistance under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

Up to September 2006, we invested around R$25 million, distributing approximately 19 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out a vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. This year 54,098 doses of the vaccine were applied during the campaign, with a cost higher than R$1.3 million.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and dependents.

During 2006, around 43,000 people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefits Fund), the Company offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists, phonoaudiologists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Properties and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real properties with lower interest rates.

Fee Exemption

Bradesco exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a differentiated online shopping channel, by which Bradesco negotiates special discounts directly with various products suppliers.

Other Benefits provided for in the Collective Convention of Bank Employees:

– Day Care/Baby Sitter Assistance
– Transportation Voucher
– Meal Voucher
– Food Voucher
– Funeral Assistance
– Professional Requalification Allowance

Human Resources – September 2006

On September 30, 2006, Bradesco's employees, including staff at the subsidiaries, totaled 78,319. The increase in 2006 was prompted by the acquisition of Banco BEC in January and of companies of Amex Brasil in September.

The following table presents the variation of Bradesco’s headcount in the last years:

	December					September

	2001	2002	2003	2004	2005	2006

Banco Bradesco	51,633	53,732	59,430	62,013	61,347	62,680
Subsidiaries	6,943	8,729	9,407	11,631	12,534	13,028
Subtotal Bradesco	58,576	62,461	68,837	73,644	73,881	78,708
Banco BCN	5,857	6,105	5,203	–	–	–
Subsidiaries	1,280	1,504	1,741	–	–	–
Subtotal BCN	7,137	7,609	6,944	–	–	–
Banco Mercantil	–	3,970	–	–	–	–
Subsidiaries	–	353	–	–	–	–
Subtotal Mercantil	–	4,323	–	–	–	–
Amex Brasil	–	–	–	–	–	2,611
Total	65,713	74,393	75,781	73,644	73,881	78,319

September 2006

Age		Gender		Educational Background		Years of Service with Bradesco		Managerial Position

Younger than 30	47%					Less than 5 years	41%
From 31 to 40	32%	Men	53%	High School	20%	From 6 to 10 years	15%	Non-commissioned	52%
From 41 to 50	18%	Women	47%	University	79%	From 11 to 20 years	29%	Commissioned	48%
Older than de 50	3%			Other	1%	More than 20 years	15%

Personnel Expenses

For the last nine months of 2006, Bradesco’s personnel expenses reached R$4,472 million, including in such total expenses related to salaries, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graph shows the percentage share of each item in relation to total Bradesco’s personnel expenditure in the periods.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

The Staff Training Department is responsible for the training actions of Bradesco Organization, aligned to the corporate and appropriate strategies to the quickness of changes required by the market. The training programs meet Bradesco’s commitment to provide development opportunities to all its employees regardless the hierarchical level, essential for Bradesco’s generation of results.

The “Gestão de Treinamento da Organização Bradesco” (Bradesco Organization Training Management) process was granted the NBR ISO 9001:2000 certification in December 2002 and the Company was certified again in December 2005, which ensures an ongoing improvement of processes and the quality of actions of training, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

For 2006, a budget of R$63.7 million was made available, 26% higher than the average of investments in the past 5 years, to continue with the main training programs targeted at several areas of the Organization and at the implementation of new programs aimed at meeting corporate business strategies.

In this different context of knowledge management, Bradesco Organization has strongly invested in training programs that contribute to the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management:

“Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

From January to September 2006, training had 1,002,084 participations in the 1,121 different courses made available. Investments, in presence and long-distance courses, added up to R$39.0 million.

Presence Courses

This year, with a strong growth mainly in the last three months, we reached more than 81 thousand participations in presence courses, mainly actions for Retail comprising nearly 29 thousand participants in several programs such as Client Management, which comprises themes such as analysis of the profile, potential and needs of the portfolio for the adequate relationship, planning of strategic actions and presentation of financial alternatives that may meet the clients’ expectations and that generate loyalty and the increase of assets and results of Branches.

We also point out the Loan in Retail program, in partnership with Sebrae, focused on loan analysis and grant for micro and small-sized companies, with a view to contribute with the financial growth and strengthening of such public in the competitive market, the Real Estate Loan course, which provides conceptual knowledge for the sale of the product, as well as operating aspects of contracting, with the purpose of meeting the current needs and demands of the market, and facilitating the achievement of goals of investment of funds proposed by the Organization, as well as the increase of results of Branches.

Other highlights are the courses Assistance – A New Business View and Pre-Assistance with specific focus on the quality of Assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients, concerning the continuous search for excellence in the provision of our services.

The process of qualifying Managers of the Prime segment continued with the Managerial Development Program which comprises, among other aspects, the improvement of the business and relationship management process, the optimization of funds and the leverage of results for the clients and segments. In August, the first group of Trainees Assistant Managers Program was concluded, which promoted integration of participants at Bradesco Organization, specially at the Prime Segment, facilitating the understanding of culture and several focuses of operation in the market and in the segment and qualify participants for the development of activities related to their attributions, by means of the improvement of skills and technical and behavioral competences and abilities. We also point out the courses of Stocks and Futures Markets Investments, in addition to the Loan Products that rescue technical and commercial aspects essential to trading, so that clients see Bradesco as a Complete Bank.

The continuity of assistance to the Companies Segment was made with the participation of employees in courses of Managerial Development and also in the course of Certification in Investment Products, in addition to other operating programs.

In the Corporate segment we qualified the Assistant Managers with the purpose of promoting the integration with the Organization’s departments involved in the operations of the segment and loan management focused on the corporate client.

The course Development of the Administrative Management for the Corporate segments was also carried out with the purpose of qualifying administrative management professionals, of the Branches of the two segments, Companies and Corporate, to exercise in an adequate manner the people, processes, risks and assistance management functions, aiming at the administrative efficiency, increase of results, optimization of resources and quality in assistance.

The training actions to Departments and Affiliated Companies were also shown by means of attendances in external and internal events, made available by specialized companies, which offer vacancies to the general public and also by teams of instructors, employees of the Organization, which provided 49,223 participations in several courses.

The assistance to the needs of Finasa Promotora de Vendas generated 2,179 participations in 50 managerial and operational programs, such as: Professional Management in Sales, targeted at managers and assistants; Corporate Tune, Supervisors and Assistants, with focus on the assistance for results and the Sensibilization program – Project 5S.

For the Support team of Scopus Tecnologia we carried out an event with the purpose of developing and stimulating the behavior of leaders. Several meetings were conducted and at the end we noticed that there was a greater commitment, aligned vision and mission, in addition to a more enterprising posture of each participant, fully achieving the goal.

Intensifying the relationship with Fundação Bradesco, we developed a program with the purpose of improving the management skills in the team of principals of schools distributed throughout Brazil, considering each one of them a business unit, valuing their characteristics and adding value in the community where they are inserted.

Training for Information Technology areas continued, with some highlights such as: IT Improvement Project, with technical, operational and behavioral training, comprising themes about service management, commitment and alignment of professionals, in the implementation of this large project of the Organization, which may assist 1,240 participations and OBB - PLUS training, which aims to qualify professionals in the new architecture tool of Office Banking Bradesco and which comprised 228 employees.

Also in the IT areas, the certification processes were implemented, maintaining the staff qualification and qualifying them among the most modern techniques of the market. In this context, we can highlight the Software Quality Certification, which is new in the country and has several software engineering techniques and concepts about product quality, involving 40 professionals, and the Specialist in Function Points Certification, which qualifies employees for measurement of systems according to the standard technique of the international market, in which 35 employees have already been certified.

In this continuous search for professional improvement and technological updating, 97 professionals participated in the event CIAB –Information Technology Congress and Exposition of the Financial Institutions, with a view at knowing and using the best market practices in IT. Moreover, to provide solutions that ensure quality to the technology systems, we qualified 133 professionals in the training about Management of IT Projects and currently 40 professionals are participating in the course. We also qualified 240 employees in the mainframe platform to give support and develop systems in large computers. In order to align and renew the motivation of employees involved in the IT Improvement Project, 900 employees participated in a motivational event promoting the opening of the Technical and Behavioral Qualification Plan to this public. Currently 30 trainees participate in IT Qualification Programs, coming from Fundação Bradesco and 10 interns from renowned universities.

Evolution of Presence Participation in 2006

Partnership with University and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, FIPECAFI, FGV and IBMEC, 1,385 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization courses and Masters Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices. Two classes of MBA Negócios Bancários (FGV ) and one class of MBA Negócios Bancários on-line (FGV-RJ) were concluded, in groups made exclusively for Bradesco, and a new MBA Controller (FIPECAFI) class is in progress, amounting to 130 professionals of different areas of the Organization.

Insurance Group

Projects for Bradesco Seguros e Previdência are in progress supported by the UniverSeg (Insurance Knowledge Universe) brand, which aims to provide all the action of training for employees, insurance brokers and dealerships, targeted at the insurance segment, as a single, corporate project, contributing to the Insurance Company to be the best place for the broker set his/her production, the best place for the insured insure his/her life, health, assets and the best place to work for.

New projects are under development for UniverSeg with highlights to Universeg on the Stage, using the interactive theater methodology, which works with themes connected to the performance of insurance brokers and dealerships that sell products of Bradesco Seguros within the scope of our Branches. The outcome of the project has been surprising and significant, for it meets all the goals proposed by the Insurance Company and, in view of this experience, this program may be offered to the internal public, focusing actions on quality of assistance and on the improvement of professional performance.

This year, more than 50,000 professionals were qualified in programs developed by means of several training media: TreiNet, Videotraining, Brochures, Presence and Post-university Courses (MBA), in addition to qualification to third parties, where we had more than 19,000 participations of brokers/ dealerships and 500 of other service providers. The emphasis of the projects developed was on the assistance of Branches with the following projects: “Auto/RE Seminar – Leadership through Distribution” in which the commercial area shared knowledge about the team management by means of leadership, planning, control and organization; for Assistance Center for the Insurance Group with the training “Performance in Assistance by Telephone” and for the training “From Broker to Broker”, an initiative that aims to provide brokers that sell products of Bradesco Auto/RE with the main sales arguments that differentiate our product from competitors and add value to the insured. In all proposals, we search for specific alternatives to align the development needs of the employees and brokers with the satisfaction of the client/insured, in the continuous search for efficiency of our service provision.

We also continued with the Movere Project, started in October 2005, resulting from a mapping carried out in the team of managers of the Headquarters. The work is being focused on the development of competences: guidance for Learning and Change, Strategic View and Planning, and People Management and Leadership, using as methodology courses, lectures, workshops and meetings. The project is innovative in view that it was exclusively designed for the development of teams and the training and development actions are always focused on the sales team.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain a certification, after study of the material previously made available. From January to September of 2006, three certification exams were made in which 3,176 professionals were certified.

The average approval index reached by Bradesco in all exams was 79%, while the market index stood at 70%. This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification, until September, of more than 10,500 professionals directly involved in the assistance to clients of the Branches Network and to qualified investors in conformity with the compliance with the Resolution 3,158/03, of the Brazilian Monetary Council.

The CFPTM – Certified Financial Planner exam was also performed and 15 professionals were approved in the Private Banking area and had their ratification processes concluded, assuring the quality of assistance also in this segment.

TreiNet – On-line Training

In June, TreiNet was the winner of e-Learning Brazil 2006 award, in the Corporate Diamond category, reinforcing that the resources offered by the tool make possible the dissemination of a new knowledge in an indistinct way, becoming a difference for our employees, who in addition to meeting the Organization’s interests, may plan their learning actions according to their needs, respecting their personal preferences of time, places and time of assimilation of contents.

Bradesco reached more than 1.5 million participations in the 73 courses available, since its implementation in 2000. This year, more than 20 new titles were launched, with 221 thousand participations in financial, operational and information technology issues.

On-line training is also used in the implementation of new business or back-office tools, for example the recent implementation of SAP, which this year recorded nearly 628 thousand participations in the 27 courses made available for the use of the tool. It would not be possible to adequately train 78 thousand presence employees in the same period and the use of other distance training media, such as videotraining or even brochures, and would not allow the same results.

In English learning, on-line training has also been a differential, enabling the participation of around 1,000 employees in courses from basic to advanced level.

In partnership with Fundação Bradesco, TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Evolution of courses launched in TreiNet

Brochures and Videotraining

Based on the demands of Bradesco areas of standard and operational issues, with a view at the awareness of employees, in this period we made available six Brochures about the following themes: Alert System (SALE), with the purpose of providing employees with a basic view of the Alert System, in order to facilitate the understanding of how the system organizes information coming from the data base and how to use this information for loan analysis and management; Management of Administrative Expenses, pointing out the importance of the effective follow-up and control of administrative expenses in all premises of Bradesco; Pé Quente Certificated Savings Plans Products; Banking Client Defense Code, which was reedited with the purpose of training employees about the main rules and procedures defined in Resolution 2878; Real Estate Financing, also reedited to guide employees about operations which, due to their long term, allow to increase our clients’ loyalty, and Social Responsibility SA 8000, which has as purpose to inform employees about the conditions of the work environment and of the Organization’s relations with all the parties involved: employees, community, suppliers, clients and other publics, aiming at the commitment to human being valuation.

Other three new videotrainings were also launched: A Matter of Posture, which makes employees aware of the importance of posture in the prevention of occupational diseases; the video Code of Defense of the Bank Client – New Edition, which was reedited with the purpose of training employees about the main rules and procedures defined in the Resolution 2878 – Code of Defense of the Bank Client, and the video ISO 14001, OHSAS 18001 and SA 8000 Management System, which was prepared comprising the main items of the certifications mentioned, searching for a language that makes the employee aware of the importance of the commitment and participation of each one, in their contexts, for issues of environmental management, occupational safety and health management and the social responsibility system.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation such as: Youth Apprentice Program, Young Citizen Program and Internship Programs, among them, the Bradesco Program – Unipalmares (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras (the sign language for deaf-mute people), for employees providing direct services to disabled clients, in order to guarantee this public accessibility to our Branches.

Evolution in Employee Training Participation – thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and in the Federal District.

Objectives and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to more than 107,944 over the last twenty-five years. The schools of Fundação Bradesco run free education for Kindergarten, Primary School and High School, Continued and Preliminary Education of Workers as well as High School Technical Professional Education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Teleeducation and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Elementary School (first to eight grades) and High School, comprising more than 43.61% of all students on courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care.

Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interactions among them.

The schools are understood as a privileged environment for citizenship values and for regarding students as original and creative human beings, who learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are essential.

The multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in learning is faced as a producer of knowledge.

On this intent, Fundação Bradesco offers various continued education opportunities to educators, including long-distance courses.

These resources have resulted in the compilation of diverse learning materials, including text books used up to the fourth grade of Primary School, Philosophy for High School and Cultural Diversity as well as other supporting materials.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the subjects of the course, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The content of these courses aims to ensure a strict relation among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

When offering to students, who arise from underprivileged backgrounds, courses whose content will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continued Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes awake the interests and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

A partnership was entered into between Fundação Bradesco and Bovespa, to offer Educar Bovespa Program, whose goal is to enable students to ponder about financial, school and family education, relating them to the theme “Work and Consumption” in Basic Education and with Financial Management in High School Technical Professional Education, making possible the development of citizenship in a conscious and critical way and the preparation of personal and economic improvement plans.

A total of 36,500 students from Elementary to High School and High School Technical Professional Education will be assisted.

Fundação Bradesco sponsored Expo T&C (Technology and Science Exposition), an event which took place simultaneously with the 58th SBPC Annual Meeting. Works from schools of Laguna/SC, Maceió/AL, Osasco Unit I and Teresina/PI were shown in Florianópolis/SC.

The School Unit of Conceição do Araguaia-PA placed the Social Forum “The UN and the Indigenous People” during the II Indigenous Traditional Games of Pará. The event was aimed at discussing matters related to Digital Inclusion, Human Rights, Environment, Cultural Identity, and others.

Five nurseries for the production of seedlings from the atlantics forest were inaugurated in the schools of Gravataí-RS, João Pessoa-PB, Laguna-SC, Maceió-AL and Paranavaí-PR, adding up to those already built in Osasco-SP, Registro-SP, Campinas-SP, Marília-SP and Vila Velha-ES. Teachers and students of Fundação Bradesco received technical qualification from Fundação SOS Mata Atlântica for the management of the species and promotion of environmental education and reforestation actions in partnership with local social actors.

The Board of Executive Officers of Fundação Bradesco participated in the official launch of Everybody for Education Commitment at Museu do Ipiranga, in São Paulo, which counted on the presence of political, corporate and third-sector leaderships.

The event also counted on the participation of the Choir from Fundação Bradesco Osasco Unit I/SP.

The purpose of the commitment is to move the population and encourage it to reclaim a improvement in the quality of education in the country, from the fact that nowadays school for everybody still does not mean education for everybody and from the principle that every person must play his/her part - in an integrated and synergic manner - so that until 2022, two hundred years after Brazil’s Independence, every child and youngster have a quality education.

The Conference “If life goes through changes, school must also change” with Domenico de Masi, Work Sociology teacher at University of Rome, highlighted the celebration of the 50 years of Fundação Bradesco, gathering officers and employees from Fundação Bradesco, businessmen and managers from social and educational organizations.

Main Acknowledgments

Treasures of Brazil Contest: Fundação Bradesco of Laguna/SC was awarded with the project “Kuaray Ouá (Sunrise)” developed by Elementary School students, chosen to be part of the Book Treasures of Brazil. The School Unit of Manaus will also be part of the publication with the project “Ruins of Paricatuba”, developed by High School students.

49th Scientist of Tomorrow Contest: Fundação Bradesco of Teresina/PI conquered the Fiocruz Award with the project “Factors that Contribute to Self-medication”, developed by Elementary School students. The School Unit of Maceió/AL received an Honorable Mention for the project “Bus Stops: Technology and Accessibility”, developed by High School students.

Victor Civita 2006 Award - Grade A Educator: Teacher Marli Aparecida Salum Benjamin Melillo, from the School Unit of Laguna/SC, was elected one of the ten Grade A Educators, with the project “Mullets in Laguna”.

IT Leaders 2006 Award: the sixth edition of the award pointed out IT professionals who conquered a place in the corporate environment. Fundação Bradesco ranked 2nd in the education segment.

Literacy Week: Fundação Bradesco was honored during the opening of the 2006 Literacy Week for the partnership with Alfabetização Solidária Program, focused on the reduction of illiteracy in Brazil.

School’s Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia – GO	2,251	Maceió – AL	2,270
Bagé – RS	2,181	Manaus – AM	2,429
Boa Vista – RR	2,387	Marília – SP	3,200
Bodoquena – MS	1,197	Natal – RN	2,245
Cacoal – RO	2,370	Paragominas – PA	2,295
Campinas – SP	4,618	Paranavaí – PR	1,889
Canuanã – TO	1,287	Pinheiro – MA	2,156
Caucaia – CE	2,230	Propriá – SE	2,127
Ceilândia – DF	3,180	Registro – SP	2,321
Cidade de Deus – Osasco – SP		Rio Branco – AC	2,826
• Unit I	4,099	Rio de Janeiro – RJ	4,118
• Unit II	2,816	Rosário do Sul – RS	1,072
• Education Offices of Youngsters and Adults	7,816	Salvador – BA	2,159
• Preliminary and Continued Qualification of Workers	4,500	São João Del Rei – MG	2,224
Conceição do Araguaia – PA	2,532	São Luis – MA	2,400
Cuiabá – MT	2,530	Teresina – PI	2,280
Feira de Santana – BA	808	Vila Velha – ES	2,071
Garanhuns – PE	843
Gravataí – RS	3,450
Irecê – BA	2,494	Preliminary and Continued Qualification of
Itajubá – MG	2,656	Workers Rural Area –Artificial Insemination
Jaboatão – PE	2,517
Jardim Conceição – SP	2,695	Campo Grande – MS	200
João Pessoa – PB	2,240
Laguna – SC	2,073
Macapá – AP	2,028	Total (*)	108,080
		(*) Assistance estimated for 2006.

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing of the activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

Investments in the last 10 years	R$ 1.164 billion
Investments in 2005	R$167.061 million
Investments estimated for 2006	R$184.011 million

Courses – Grades

	Assistance Estimate
	for 2006

	Students	% of Total

Kindergarten	488	0.45
Elementary School	33,398	30.90
High School	13,247	12.26
Youth and Adult Education	21,705	20.08
Preliminary and Continued Qualification of Workers	35,576	32.92
High School Technical Professional Education	3,666	3.39
Total	108,080	100

Student Profile – Rendering of Services Basis in 2005

Increase in the Number of Students

Social Report – 9-month period ended September 30, 2006 and 2005

1) Calculation basis

	Nine months of 2006 – R$ thousand	Nine months of 2005 – R$ thousand

Net revenue (NR) (1)	11,850,652	11,115,558
Operating income (OI) (2)	6,731,502	5,979,962
Gross payroll (GP)	4,472,207	3,950,205

2) Internal social indicators

	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR

Meals	368,978	8.2	3.1	337,034	8.5	3.0
Compulsory social charges	774,627	17.3	6.5	711,305	18.0	6.4
Private pension plans	222,854	5.0	1.9	192,283	4.9	1.7
Healthcare insurance	218,390	4.9	1.8	190,697	4.8	1.7
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	39,049	0.9	0.3	39,252	1.0	0.4
On-site child care and child-care benefit	29,762	0.7	0.3	32,510	0.8	0.3
Employee profit sharing	344,736	7.7	2.9	223,042	5.7	2.0
Other	76,641	1.7	0.6	71,654	1.8	0.6
Total – Internal social indicators	2,075,037	46.4	17.4	1,797,777	45.5	16.1

3) External social indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Education (*)	1,074	–	–	443	–	–
Culture	7,715	0.1	0.1	4,951	0.1	–
Health and basic sanitation	1,868	–	–	216	–	–
Sports	–	–	–	5	–	–
Prevention of hunger and food security	–	–	–	100	–	–
Other	7,011	0.1	0.1	7,583	0.1	0.1
Total contribution to society	17,668	0.2	0.2	13,298	0.2	0.1
Taxes (excluding social charges)	3,618,037	53.8	30.5	3,173,039	53.1	28.6
Total – External social indicators	3,635,705	54.0	30.7	3,186,337	53.3	28.7

4) Environmental indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:	( ) has no established goals ( ) complies 51 to 75%			( ) has no established goals ( ) complies 51 to 75%
	( ) complies 0 to 50% ( ) complies 76 to 100%			( ) complies 0 to 50% ( ) complies 76 to 100%

5) Employees indicators

	Nine months of 2006	Nine months of 2005

Employees at the end of the period	78,319	73,556
Admissions during the period	6,093	5,229
Outsourced employees	7,818	7,564
Trainees/interns	864	492
Employees older than 45	7,159	5,787
Women employees	37,153	34,069
% of management positions held by women	42.0	41.1
Black employees	9,311	6,231
% of management positions held by blacks	12.7	7.2
Disabled employees or employees with special needs	800	764

6) Key information regarding the level of business citizenship

	Nine months of 2006			Targets – Nine months of 2007

Ratio between maximum and minimum salary:		20.7			N/A

Total number of occupational accidents:		162		Staff awareness for avoiding accidents in the work place

The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( )all employees	( ) directors	( x ) directors and managers	( ) all employees

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules

Private pension plans are offered to:	( ) directors	() directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

The company's profit sharing plan is distributed to:	( ) directors	() directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required

As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation

Total number of consumer’s complaints and critics:	In company: N/D	At Procon: N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D

% of complaints solved:	In company: N/D	At Procon: N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D

Total added value to be distributed (in R$ thousand):	Nine months of 2006: R$ 10,715,489		Nine months of 2005: R$ 11,266,417

Distribution of added value (DVA):	29.2% government	39.5% taxpayers	33.3% government	30.7% taxpayers
	19.9% stockholders	11.4% withheld	13.7% stockholders	22.3% withheld

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.
* The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s parent companies), which totaled R$167.1 million in education in 2005 and with estimate of R$184.0 million in 2006.

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation.	(2) Adjusted by the extraordinary items in the 3rd quarter of 2006.	N/D – Not available	N/A – Non-applicable.

7 - Report of Independent Auditors

(A free translation from the original in Portuguese)

Report of Independent Auditors on Limited Review of Supplementary Accounting Information contained in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1.
In connection with our limited review of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of September 30, 2006, on which we issued a report without exceptions dated November 1, 2006, we carried out a review of the supplementary accounting information contained in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management for the purpose of additional analysis and is not a required part of the quarterly information.

2.
Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil - IBRACON, in conjunction with the Federal Accounting Council – CFC, for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3.
Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order that such information be fairly presented in all material respects in relation to the Quarterly Information taken as a whole, referred to in paragraph one.

4.
The Quarterly Information referred to in paragraph one also includes accounting information for the quarters and periods ended September 30, 2005 and December 31, 2005. The limited reviews of the Quarterly Information for these quarters and periods, as well as the audit of the financial statements for the year ended December 31, 2005, were conducted by other independent auditors, whose reports on the limited reviews dated November 4, 2005 and February 21, 2006, respectively and audit report dated February 21, 2006, were issued without exceptions.

5.	As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized during the third quarter of 2006.

São Paulo, November 1, 2006

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - Financial Statements, Independent Auditors' Report and Report of the Fiscal Council

Management Report

Dear Stockholders,

We are pleased to present the Consolidated Financial Statements of Banco Bradesco S.A. for the period ended September 30, 2006, pursuant to the Brazilian Corporate Law.

Among the material events in the period at Bradesco Organization, we point out the following:

  on August 25, Bradesco was rated AAA+ by Management & Excellence, a renowned sustainability research and evaluation firm, located in the city of Madrid, Spain. It is the first Latin American company to be awarded such rating, meeting the criteria of worldwide standard in sustainability, corporate governance, social responsibility, ethics and transparency;
  on September 6, partnership with Panvel Farmácias, the pharmaceutical industry leader in the State of Rio Grande do Sul, Brazil, for the launch of Panvel Private Label and Panvel Clube do Aposentado (Retirees Club) Cards;
  on September 18, Bradesco joined the Dow Jones Sustainability World Index portfolio, consisting of a distinct group of 318 companies from all over the world which are attested, materially, to bear corporate sustainability in their initiatives, practices and corporate management. In that context, Bradesco’s social- environmental practices interact with its corporate strategies and result from the strong belief that a good company works and grows in a society which develops in harmony;
  in addition to that, on October 2, the Bank joined the FTSE LATIBEX BRASIL, the new index released by Spanish Stock Exchanges and Markets (BME) and FTSE Group (FTSE), the only Euro- denominated index which rates the main Brazilian stocks by market capitalization. Consisting of 13 companies, Bradesco’s share represents 20.06%, which is the largest private capital share in the index; and
  on October 5, Special Stockholders’ Meeting which approved the proposal of Capital Stock increase by R$1.200 billion, upon the issuance of 21,818,182 new registered, book-entry stocks at R$55.00 per stock, to be subscribed by stockholders between 10.19.2006 and 11.21.2006, at the ratio of 2.226746958% on the stockholder position at the time (10.05.2006), to be paid up in cash on 12.07.2006, and, on the same date, approval of the payment to stockholders, of the Supplementary Interest on Own Capital and Dividends, to be carried out on 12.7.2006, which represent together approximately 41.3 times the interest monthly also paid, at the amount of R$1.391 billion.

From January 1 to September 30 2006, Bradesco recorded a Net Income of R$3.351 billion, impacted by the advanced amortization of existing goodwill, net of taxes, in the total of R$1.392 billion, which would be carried out until 2016. Thus, the ajusted Net Income corresponded to R$4.743 billion, representing R$4.84 per stock and annualized profitability of 30.05% on the final Stockholders’ Equity and of 31.49% on the average Stockholders’ Equity. The annualized return on Total Assets was 2.61% compared to 2.68% on the same period of the previous year.

From January 1 to September 30, 2006, Goodwill was amortized which, net of taxes, totaled R$1.678 billion, and, if we would not consider these effects, we would have Net Income of R$5.029 billion, representing an annualized profitability of 31.93% on the final Stockholders’ Equity and of 33.23% on the average Stockholders’ Equity.

The advanced amortization, carried out in the third quarter of 2006 despite not being computed into the Dividends and/or Interest on Own Capital calculation distributed this year, will positively affect future results, as the expense previously mentioned will not be recorded in these results and, consequently, in the stockholders’ capital compensation for those periods.

Taxes and contributions amounted to R$4.393 billion, equivalent to 92.61% of Net Income, including paid or accrued pension taxes and contributions, resulting from the main activities carried out by Bradesco Organization in the first nine months of the year.

The Operating Efficiency Ratio – IEO, accumulated for 12 months, was 42.39% on September 30 against 43.23% in June 2006. The improvement reflects the strict control of administrative expenses and the permanent effort for the increase in revenues.

At the end of the quarter, the paid-up Capital Stock was R$13 billion. Added up to Equity Reserves of R$8.773 billion, it comprised the Stockholders’ Equity of R$21.773 billion, with an evolution of 19.23% compared to the same period of the previous year, corresponding to the equity value of R$22.24 per stock.

The Managed Stockholders’ Equity represents 8.98% of the consolidated Assets, which added up to R$243.192 billion, an increase of 20.44% over September/2005. Thus, the capital adequacy ratios reached 18.37% in the financial consolidated and 16.16% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099, as of 8.17.1994, of the National Monetary Council, in conformity with the Basel Committee. At the end of the quarter, the stockholders' equity to fixed assets ratio, compared to the Consolidated Reference Stockholders’ Equity, was 46.04% in the financial consolidated and 11.89% in the economic-financial consolidated, placed in the maximum limit of 50%.

In compliance with the provisions in Article 8 of Circular 3,068, as of 11.8.2001, of the Brazilian Central Bank, Bradesco states it has financial capacity and intention to hold to maturity securities rated in the “securities held to maturity” category.

The global volume of funds raised and managed by Bradesco Organization, on September 30, totaled R$358.557 billion, 21.34% higher than the same period of the previous years, namely:

• R$ 115.117	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts;

• R$ 140.222	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, a 22.30% growth compared to Septmeber/2005;

• R$ 51.926
billion recorded in the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection of Related Taxes, Funds From Issuance of Securities and Subordinated Debt in the country;

• R$ 45.719	billion recorded in Technical Provisions for Insurance, Supplementary Private Pension Plans and Certificated Savings Plans, with an increase of 19.57% when compared to the previous year;

• R$ 5.573	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$2.563 billion.

At the end of the period, loan operations recorded a balance of R$92.013 billion, including in this amount:

• R$ 5.487	billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$5.763 billion of Export Financing;

• US$ 771.338	million of operations in Import Financing in Foreign Currencies;

• R$ 3.575	billion in Leasing;

• R$ 7.221	billion in businesses in the Rural Area;

• R$ 33.706	billion in Consumer Financing;

• R$ 9.048	billion referring to onlending operations of external and internal funds, mainly coming from BNDES – Brazilian Development Bank.

In the first nine months of the year, for the activities of Real Estate Loan, the Organization destined funds for house construction and acquisition in the amount of R$1.561 billion, corresponding to 14,100 properties.

With a highlighted performance in the Capital Markets Area, Bradesco supported the capitalization of companies intermediating operations of public placement of stocks, debentures, promissory notes and Credit Right Investment Funds, which, since the beginning of the year, added up to R$19.677 billion, 24.83 % of the total volume of issuances registered at the CVM – Brazilian Securities and Exchange Commission. The Bank was also highlighted in assisted special operations, comprising mergers and acquisitions, project finance and corporate and financial restructurings.

Grupo Bradesco de Seguros e Previdência, with a strong operation in the Insurance, Supplementary Pension Plans and Certificated Savings Plans areas, recorded on September 30 a Net Income of R$1.591 billion and Stockholders’ Equity of R$6.752 billion. Net premiums issued reached R$13.360 billion, with a 13.79% growth compared to the same period of the previous year.

Bradesco Organization’s Network, made available for clients and users, on September 30, was comprised of 13,756 outlets with 23,716 machines of Bradesco Dia&Noite (Day&Night) ATM Network, 22,391 of them working even on the weekends and holidays. In addition, more 2,986 machines of Banco24Horas (24-hour Bank) were made available for Bradesco clients for withdrawal operations, issuance of statements and balance consultation:

3,002	Branches in the country (3,001 Bradesco and 1 Banco Finasa);

3	Branches Overseas, 1 in New York, 1 in Grand Cayman and 1 in Nassau, in Bahamas (Boavista);

5
Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Services Co., Ltd., in Tokyo and Cidade Capital Markets Ltd., in Grand Cayman);

5,548	Banco Postal Branches;

2,455	Corporate Site Branches;

2,413	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM Network;

330
Branches of Finasa Promotora de Vendas, a company present in 17,953 car dealers and 23,271 stores trading furniture and home décor, tourism, auto parts, information technology programs and equipment, home building material and telephony, among others.

In the quarter, it is worth mentioning that Bradesco Organization, in compliance with Instruction 381, issued by the Brazilian Securities and Exchange Commission, neither contracted nor had services rendered by PricewaterhouseCoopers Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the auditor’s independence, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests.

We point out the improvement of ratings attributed to Bradesco in the period. In accordance with Standard&Poor’s Rating Services, Bradesco is a level above the sovereign credit rating and a level under the Investment Grade. Fitch Ratings increased Bradesco’s individual rating and Issuer Default Rating (IDR) of foreign currency long-term debt and Moody’s Investors Service increased Bradesco’s issued bonuses rating, placing them as investment grade.

In the social area, the Organization continues with its wide educational program developed by means of Fundação Bradesco, which completes 50 years of activities with 40 schools set up mainly in regions with social-economic needs, in all Brazilian States and in the Federal District. The program provides more than 108 thousand students with totally free education, including education courses targeted at youngsters and adults and initial and continued education of workers. More than 50 thousand students of the kindergarten, elementary, high schools and technical professional courses receive, also on a free basis, food, uniform, school supply and medical and dental assistance.

It is worth pointing out Bradesco’s support to Finasa Esportes Project, with volleyball and basketball training centers at Fundação Bradesco in Osasco, SP, and in local schools and sports centers in the city. It currently assists 2,800 girls from 9 to 17 years of age.

In the Human Resources area, searching for a permanent evolution in the quality of assistance and in the level of the services provided, the Bank maintains its wide training program, aiming at the qualification and professional development of the staff. From January to September, 1,121 courses were carried out, with 1,002,084 participations. The assistance benefits aimed at the improvement of the quality of life, well being and safety of the employees and their dependents comprised 175,070 lives, at the end of the quarter.

The record of all these facts makes evident Bradesco’s commitment to always offer superior products and services. For the achievements and advances reached, we thank our stockholders and clients for their support and trust and our employees for their dedicated work.

Cidade de Deus, November 1, 2006.

 Board of Directors and
Board of Executive Officers

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2006		2005

	September	June	September

Current assets	179,391,216	179,631,457	155,449,912
Funds available (Note 6)	3,947,307	3,161,288	2,599,967
Interbank investments (Notes 3b and 7)	33,945,665	27,094,311	23,581,473
Investments in federal funds purchased and securities sold under agreements to repurchase	27,757,919	22,191,566	16,865,804
Interbank deposits	6,187,773	4,902,818	6,716,686
Allowance for losses	(27)	(73)	(1,017)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	50,691,832	57,596,912	52,007,983
Own portfolio	48,748,054	55,189,516	44,085,556
Subject to repurchase agreements	430,306	224,671	386,997
Derivative financial instruments	495,997	477,785	1,229,233
Restricted deposits – Brazilian Central Bank	182,083	681,478	4,261,564
Privatization currencies	1	1	1
Subject to collateral provided	835,391	1,023,461	2,037,544
Securities purpose of unrestricted purchase and sale commitments	–	–	7,088
Interbank accounts	17,434,782	17,660,635	16,127,954
Unsettled receipts and payments	388,405	649,614	644,561
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	16,992,847	16,948,478	15,429,744
– National Treasury – rural credit	578	578	578
– SFH	8,657	9,433	12,485
Correspondent banks	44,295	52,532	40,586
Interdepartmental accounts	120,170	160,420	78,641
Internal transfer of funds	120,170	160,420	78,641
Loan Operations (Notes 3e, 10 and 32b)	50,197,314	49,459,243	43,613,317
Loan operations:
– Public sector	103,049	201,031	345,390
– Private sector	54,499,653	53,320,302	46,302,111
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(4,405,388)	(4,062,090)	(3,034,184)
Leasing operations (Notes 2, 3e, 10 and 32b)	1,658,568	1,483,979	1,211,876
Leasing receivables:
– Public sector	43,114	40,527	1,553
– Private sector	3,228,289	2,936,284	2,352,976
Leasing receivables	(1,544,112)	(1,431,106)	(1,093,495)
Provision for leasing losses (Notes 3e, 10f, 10g and 10h)	(68,723)	(61,726)	(49,158)
Other receivables	20,181,052	21,821,491	15,158,776
Receivables on guarantees honored (Note 10a-2)	15	15	10
Foreign exchange portfolio (Note 11a)	8,620,302	10,123,315	8,140,427
Receivables	220,705	174,639	204,982
Negotiation and intermediation of amounts	412,324	1,629,657	675,125
Insurance premiums receivable	1,180,921	1,123,600	1,040,347
Sundry (Note 11b)	9,819,647	8,901,473	5,245,330
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(72,862)	(131,208)	(147,445)
Other receivables and assets (Note 12)	1,214,526	1,193,178	1,069,925
Other receivables and assets	372,169	386,611	416,842
Provision for mark-to-market adjustments	(191,732)	(190,327)	(207,801)
Prepaid Expenses (Note 12b)	1,034,089	996,894	860,884
Long-term receivables	60,087,082	47,525,220	41,932,996
Interbank investments (Notes 3b and 7)	416,964	475,085	568,004
Investments in federal funds purchased and securities sold under agreements to repurchase	–	8,167	–
Interbank deposits	416,964	466,918	568,233
Allowance for losses	–	–	(229)

Assets	2006		2005

	September	June	September

Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	22,330,036	12,785,236	12,239,517
Own portfolio	17,629,194	9,314,152	9,947,348
Subject to repurchase agreements	1,940,449	1,393,101	1,584,235
Derivative financial instruments	28,746	17,661	53,344
Restricted deposits – Brazilian Central Bank	1,185,566	657,612	239,874
Privatization currencies	70,386	69,984	94,366
Subject to collateral provided	1,475,695	1,332,726	320,350
Interbank accounts	393,762	390,869	251,743
Restricted credits: (Note 9)
– SFH	393,762	390,869	251,743
Loan Operations (Notes 3e, 10 and 32b)	26,280,022	24,171,593	19,770,118
Loan operations :
– Public sector	699,842	702,976	440,063
– Private sector	27,163,760	24,969,308	20,688,674
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(1,583,580)	(1,500,691)	(1,358,619)
Leasing operations (Notes 2, 3e, 10 and 32b)	1,771,508	1,563,317	897,182
Leasing receivables:
– Public sector	102,399	118,140	5,078
– Private sector	3,479,564	3,110,423	2,015,284
Unearned income from leasing	(1,733,800)	(1,596,524)	(1,072,941)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(76,655)	(68,722)	(50,239)
Other receivables	8,235,947	7,587,056	7,764,680
Receivables	1,623	1,623	222
Negotiation and intermediation of amounts	58,602	64,702	–
Sundry (Note 11b)	8,183,707	7,529,492	7,771,926
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(7,985)	(8,761)	(7,468)
Other receivables and assets (Note 12)	658,843	552,064	441,752
Other receivables and assets	8,174	8,153	11,349
Provision for mark-to-market adjustments	(765)	(1,547)	(1,891)
Prepaid expenses (Note 12b)	651,434	545,458	432,294
Permanent assets	3,713,339	5,778,429	4,530,314
Investments (Notes 3h, 13 and 32b)	1,019,427	1,044,832	1,038,040
Ownership in affiliated and subsidiary companies:
– Local	404,365	430,923	440,713
Other investments	1,015,915	1,014,284	937,918
Allowance for losses	(400,853)	(400,375)	(340,591)
Property, plant and equipment in use (Notes 3i and 14)	2,067,028	2,075,400	2,043,277
Buildings in use	1,062,948	1,104,263	1,296,720
Other property, plant and equipment in use	3,977,945	3,939,088	3,562,387
Accumulated depreciation	(2,973,865)	(2,967,951)	(2,815,830)
Leased assets (Note 14)	15,109	15,911	10,760
Leased assets	33,238	31,872	23,159
Accumulated depreciation	(18,129)	(15,961)	(12,399)
Deferred charges (Notes 2, 3j and 15)	611,775	2,642,286	1,438,237
Organization and expansion costs	1,533,796	1,471,572	1,267,542
Accumulated amortization	(922,021)	(883,907)	(732,828)
Goodwill on acquisition of subsidiaries, net of amortization (Note 15a)	–	2,054,621	903,523
Total	243,191,637	232,935,106	201,913,222

The Notes are an integral part of the Financial Statements.

Liabilities	2006		2005

	September	June	September

Current liabilities	139,901,103	135,925,689	125,858,252
Deposits (Notes 3k and 16a)	54,363,143	54,965,814	51,144,521
Demand deposits	17,598,600	16,645,884	14,773,886
Savings deposits	25,415,133	24,834,740	24,791,357
Interbank deposits	172,912	162,763	88,791
Time deposits (Note 32b)	10,885,657	13,044,998	11,311,381
Other deposits	290,841	277,429	179,106
Federal funds purchased and securities sold under agreements to
repurchase (Notes 3k and 16b)	21,295,955	17,511,529	19,479,959
Own portfolio	4,226,432	2,392,521	3,654,131
Third-party portfolio	17,067,469	14,541,625	15,818,740
Unrestricted portfolio	2,054	577,383	7,088
Issuance of securities (Notes 16c and 32b)	1,778,268	1,830,993	1,461,518
Mortgage notes	854,692	838,006	829,104
Debentures	156,757	62,959	206,185
Securities issued abroad	766,819	930,028	426,229
Interbank accounts	173,892	192,729	201,705
Correspondent banks	173,892	192,729	201,705
Interdepartmental accounts	1,739,834	1,769,833	1,680,925
Third-party funds in transit	1,739,834	1,769,833	1,680,925
Borrowings (Notes 17a and 32b)	5,449,804	5,142,653	5,990,676
Local borrowings – official institutions	293	320	317
Local borrowings – other institutions	67,180	21,691	13,031
Borrowings abroad	5,382,331	5,120,642	5,977,328
Local onlendings – official institutions (Notes 17b and 32b)	4,238,106	3,891,582	3,354,846
National Treasury	95,885	17,535	50,824
BNDES	1,968,926	1,835,986	1,459,129
CEF	9,883	9,368	7,566
FINAME	2,162,739	2,027,855	1,836,549
Other institutions	673	838	778
Foreign onlendings (Notes 17b and 32b)	341	182	4,380
Foreign onlendings	341	182	4,380
Derivative financial instruments (Notes 3d and 32)	503,301	394,764	1,040,374
Derivative financial intruments	503,301	394,764	1,040,374
Technical provisions for insurance, private pension plans and certificated
savings plans (Notes 3l and 21)	33,607,135	31,874,874	27,094,663
Other liabilities	16,751,324	18,350,736	14,404,685
Charge and Collection of taxes and other contributions	1,588,482	1,413,591	1,238,627
Foreign exchange portfolio (Note 11a)	3,290,222	4,678,807	4,042,150
Social and statutory payables	881,272	1,105,747	1,118,908
Fiscal and pension plans (Note 20a)	2,426,705	2,115,936	1,705,039
Negotiation and intermediation of amounts	251,648	1,650,679	575,753
Financial and Development Funds	2,051	1,618	–
Subordinated debts (Notes 19 and 32b)	114,332	63,492	122,158
Sundry (Note 20b)	8,196,612	7,320,866	5,602,050
Long-term liabilities	81,288,317	75,335,398	57,684,116
Deposits (Notes 3k and 16a)	24,490,025	23,390,007	19,950,976
Long-term deposits (Note 32b)	24,490,025	23,390,007	19,950,976

Liabilities	2006		2005

	September	June	September

Federal funds purchased and securities sold under agreements to
repurchase (Notes 3k and 16b)	14,967,873	11,746,125	5,058,124
Own portfolio	14,967,873	11,746,125	5,058,124
Funds from issuance of securities (Notes 16c and 32b)	4,318,994	4,370,047	4,699,497
Mortgage loans	12,335	7,227	273
Debentures	2,552,100	2,552,100	2,552,100
Liabilities of securities abroad	1,754,559	1,810,720	2,147,124
Borrowings (Notes 17a and 32b)	316,759	359,374	479,437
Local borrowings – official institutions	555	614	845
Local borrowings – other institutions	9	9	9
Borrowings abroad	316,195	358,751	478,583
Local onlendings – official institutions (Notes 17b and 32b)	6,635,097	6,091,661	5,412,002
BNDES	3,295,608	2,839,220	2,364,615
CEF	58,655	55,382	42,906
FINAME	3,279,476	3,195,498	3,002,391
Other institutions	1,358	1,561	2,090
Derivative financial instruments (Notes 3d and 32)	4,879	1,780	2,723
Derivative financial instruments	4,879	1,780	2,723
Technical provisions for insurance, private pension plans and certificated
savings plans (Notes 3l and 21)	12,111,573	12,071,664	11,140,118
Other liabilities	18,443,117	17,304,740	10,941,239
Fiscal and pension plans (Note 20a)	4,997,649	5,119,734	3,823,078
Negotiation and intermediation of amounts	17,751	–	–
Subordinated debts (Notes 19 and 32b)	11,652,801	10,839,720	6,376,829
Sundry (Note 20b)	1,774,916	1,345,286	741,332
Future taxable income	172,941	158,274	55,272
Future taxable income	172,941	158,274	55,272
Minority interest in consolidated subsidiaries (Note 22)	55,921	55,055	53,989
Stockholders' equity (Note 23)	21,773,355	21,460,690	18,261,593
Capital:
– Local residents	12,007,879	11,991,527	9,031,476
– Foreign residents	992,121	1,008,473	968,524
Capital reserves	36,550	36,456	35,884
Income reserves	7,875,574	7,877,422	7,972,090
Mark-to-market adjustment – securities and derivatives	901,786	585,572	416,638
Treasury Stock (Notes 23e and 32b)	(40,555)	(38,760)	(163,019)
Stockholders' equity managed by parent company	21,829,276	21,515,745	18,315,582
Total	243,191,637	232,935,106	201,913,222

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand	(A free translation from the original in Portuguese)

	2006			2005

	3rd Quarter	2nd Quarter	September	September

Revenues from financial intermediation	9,608,986	9,689,267	28,379,507	23,760,872
Loan operations (Note 10i)	5,258,086	5,166,814	14,942,366	11,483,992
Leasing operations (Note 10i)	174,990	151,474	460,362	315,742
Securities (Note 8f)	1,793,642	1,532,264	4,373,865	3,315,154
Financial result on insurance, private pension plans and certidicated savings plans
(Nota 8f)	1,591,834	1,622,810	5,047,213	4,749,475
Derivative financial instruments (Note 8f)	288,324	538,613	1,912,434	2,444,561
Foreign exchange results (Note 11a)	167,557	349,797	631,596	320,810
Compulsory deposits (Note 9b)	334,553	327,495	1,011,671	1,131,138
Expenses from financial intermediation	5,924,838	5,845,248	16,528,855	12,645,314
Funding operations (Note 16e)	3,430,965	3,016,360	8,983,735	7,571,790
Price-level restatement and interest on technical provisions for insurance,
private pension plans and certificated savings plans (Note 16e)	907,865	915,781	2,866,294	2,713,586
Borrowings and onlendings (Note 17c)	415,788	794,801	1,450,325	616,036
Leasing operations (Note 10i)	2,176	2,320	6,029	7,256
Allowance for doubtful accounts (Notes 3e, 10g and 10h)	1,168,044	1,115,986	3,222,472	1,736,646

Gross result from financial intermediation	3,684,148	3,844,019	11,850,652	11,115,558

Other operating income (expenses)	(3,957,779)	(1,753,956)	(7,536,748)	(5,135,596)
Fee and commission income (Note 24)	2,342,847	2,090,735	6,474,130	5,339,316
Retained premiums from insurance, private pension plans and certificated
saving plans (Notes 3l and 21d)	3,807,017	3,287,286	10,552,657	9,343,304
Net premiums written	4,714,041	4,249,174	13,359,756	11,740,973
Reinsurance premiums and redeemed premiums	(907,024)	(961,888)	(2,807,099)	(2,397,669)
Change in technical provisions for insurance, private pension plans and
certificated savings plans (Note 3l)	(901,468)	(465,746)	(1,946,372)	(1,437,169)
Retained claims (Note 3l)	(1,489,845)	(1,476,763)	(4,475,243)	(4,291,790)
Certificated savings plans draws and redemptions (Note 3l)	(305,545)	(288,144)	(878,242)	(897,370)
Insurance, private pension plans and certificated savings plans selling
expenses (Note 3l)	(259,861)	(251,020)	(754,006)	(697,693)
Expenses with private pension plans benefits and redemptions (Note 3l)	(525,154)	(566,213)	(1,818,708)	(1,988,605)
Personnel expenses (Note 25)	(1,584,533)	(1,468,665)	(4,472,207)	(3,950,205)
Supplementary provision for labor proceedings (Note 18b)	(308,875)	–	(308,875)	–
Other administrative expenses (Note 26)	(1,506,957)	(1,374,340)	(4,198,756)	(3,702,674)
Tax expenses (Note 27)	(530,284)	(533,774)	(1,607,856)	(1,377,008)
Equity in the earnings of affiliated companies (Note 13c)	7,587	29,786	42,067	68,869
Other operating income (Note 28)	418,941	316,150	989,807	797,020
Other operating expenses (Note 29)	(1,012,926)	(1,053,248)	(3,026,421)	(2,341,591)
Full goodwill amortization (Note 15)	(2,108,723)	–	(2,108,723)	–
Operating income	(273,631)	2,090,063	4,313,904	5,979,962
Non-operating income (Note 30)	40,570	11,330	20,074	(36,756)
Income before taxes on profit and interest	(233,061)	2,101,393	4,333,978	5,943,206
Income on taxes (Notes 34a and 34b)	454,270	(499,512)	(975,350)	(1,887,683)
Minority interest in consolidated subsidiaries	(2,393)	245	(7,427)	(4,002)
Net income	218,816	1,602,126	3,351,201	4,051,521

The Notes are an integral part of the Statements of Income.

Consolidated Statement of Changes in Stockholdesr`s Equity – R$ thousand	(A free translation from the original in Portuguese)

Events	Restated Paid-Up Capital		Capital Reserves		Profit Reserves		Mark-To-Market Adjustment-TVM and Derivatives		Treasury Stocks	Retained Earnings	Total

	Capital Stock	Unrealized Capital	Tax Incentives From Income Tax	Others	Legal	Statutory	Own	Affiliated and Subsidiaries

Balances as of 12.31.2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	–	–	15,214,646
Capital increase through subscription	–	700,000	–	–	–	–	–	–	–	–	700,000
Capital increase by stock merger	11,856	–	–	–	–	–	–	–	–	–	11,856
Capital increase with reserves	2,288,144	–	–	–	(308,451)	(1,979,693)	–	–	–	–	–
Restatement of exchange membership certificales	–	–	–	781	–	–	–	–	–	–	781
Aquisition of treasury stocks	–	–	–	–	–	–	–	–	(163,019)	–	(163,019)
Goodwill in stock subscription	–	–	–	24,250	–	–	–	–	–	–	24,250
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	(38,606)	(2,836)	–	–	(41,442)
Net income	–	–	–	–	–	–	–	–	–	4,051,521	4,051,521
Allocations:
– Reserves	–	–	–	–	131,065	1,565,114	–	–	–	(1,696,179)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(1,537,000)	(1,537,000)

Saldos em 30.9.2005	10,000,000	–	2,103	33,781	890,251	6,263,497	(86,619)	503,257	(163,019)	818,342	18,261,593

Balances as of 6.30.2006	13,000,000	–	2,103	34,353	1,191,509	6,685,913	(108,071)	693,643	(38,760)	–	21,460,690
Exchange membership certificates restatements	–	–	–	94	–	–	–	–	–	–	94
Treasury stocks	–	–	–	–	–	–	–	–	(1,795)	–	(1,795)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	46,717	269,497	–	–	316,214
Net income	–	–	–	–	–	–	–	–	–	218,816	218,816
Allocations:
– Reserves	–	–	–	–	–	(1,848)	–	–	–	1,848	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(220,664)	(220,664)

Balances as of 9.30.2006	13,000,000	–	2,103	34,447	1,191,509	6,684,065	(61,354)	963,140	(40,555)	–	21,773,355

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,889	4,860,325	(71,097)	579,056	(29,931)	–	19,409,274
Exchange membership certificates restatements	–	–	–	518	–	–	–	–	–	–	518
Treasury stocks	–	–	–	–	–	–	–	–	(13,201)	–	(13,201)
Cancellation of treasury stocks	–	–	–	–	–	(2,577)	–	–	2,577	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	9,743	384,084	–	–	393,827
Net income	–	–	–	–	–	–	–	–	–	3,351,201	3,351,201
Allocations:
– Reserves	–	–	–	–	156,620	1,826,317	–	–	–	(1,982,937)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(1,368,264)	(1,368,264)

Balances as of 9.30.2006	13,000,000	–	2,103	34,447	1,191,509	6,684,065	(61,354)	963,140	(40,555)	–	21,773,355

The Notes are an integral part of the Statements of Income.

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

	2006			2005

	3rd Quarter	2nd Quarter	September	September

Financial resources were provided by:	14,793,879	18,818,898	39,476,070	20,695,221
Net income	218,816	1,602,126	3,351,201	4,051,521
Adjustments to net income	2,246,714	408,388	2,921,282	616,269
Depreciation and amortization	128,675	113,264	351,196	335,439
Goodwill amortization	2,108,723	314,829	2,542,225	270,327
Provision (reversal) for interbank investment losses and investments	432	34,735	50,883	(27,319)
Equity in the earnings of affiliated companies	(7,587)	(29,786)	(42,067)	(68,869)
Other	16,471	(24,654)	19,045	106,691
Change in future taxable income	14,667	78,411	120,809	10,672
Change in minority interest	866	(16,948)	(2,138)	(16,601)
Mark-to-market adjustment - securities available for sale	316,214	94,915	393,827	(41,442)
Stockholders	–	–	–	736,106
Capital increase through subscription	–	–	–	700,000
Capital increase by stock merger	–	–	–	11,856
Premium in stocks subscription	–	–	–	24,250
Third parties' funds provided by:
– Increase in liabilities sub-items	10,541,982	16,343,877	32,276,884	14,727,164
Deposits	497,347	3,873,324	3,447,526	2,452,170
Federal funds purchased and securities sold under agreements to repurchase	7,006,174	5,221,032	11,624,944	1,651,680
Funds from issuance of securities	–	–	–	1,103,523
Interbank accounts	–	35,535	34,699	27,639
Interdepartmental accounts	–	502,030	–	–
Borrowings and onlendings	1,154,655	–	77,026	–
Derivative financial instruments	111,636	–	269,707	869,450
Technical provisions for insurance, private pension plans and certificated
savings plans	1,772,170	1,391,365	4,856,153	4,566,127
Other liabilities	–	5,320,591	11,966,829	4,056,575
– Decrease in assets sub-items	1,312,079	164,922	52,661	68,896
Interbank investments	222,960	–	–	–
Interdepartamental accounts	40,250	164,922	52,661	68,896
Other receivables	1,048,869	–	–	–
– Sale (write-off) of assets and investments	141,229	134,562	309,465	478,658
Non-operating assets	53,846	63,716	145,932	142,566
Property, plant and equipment in use and leased assets	53,714	4,658	62,852	187,076
Investments	32,868	36,396	70,048	140,674
Sale (write-off) of deferred charges	801	29,792	30,633	8,342
– Interest on own capital and dividends received from affiliated
companies and subsidiaries	1,312	8,645	52,079	63,978
Financial resources were used for	14,007,860	18,670,313	38,891,804	20,734,514
Interest on own capital paid and/or declared	220,664	608,600	1,368,264	1,537,000
Stock buyback	1,795	3,410	13,201	163,019
Capital expenditures in	193,968	395,392	740,685	472,130
Non-operating assets	41,755	71,384	151,214	103,757
Property, plant and equipment in use and leased assets	149,089	184,365	442,450	260,116
Investments	3,124	139,643	147,021	108,257
Deferred charges	117,650	1,129,326	1,897,498	289,330
Increase in assets sub-items	12,860,158	15,570,050	34,604,453	17,490,208
Interbank investments	6,793,187	3,810,133	9,356,186	1,801,037
Securities and derivative financial instruments	2,639,720	1,701,009	8,559,052	1,825,842
Interbank accounts	–	1,115,238	906,379	292,595
Loan operations	2,846,500	2,953,461	8,148,534	11,492,548
Leasing operations	382,780	422,937	1,018,777	552,737
Other receivables	–	5,465,488	6,203,067	1,206,546
Insurance premiums receivable	57,321	35,224	107,919	52,318
Other receivables and assets	140,650	66,560	304,539	266,585
Decrease in liabilities sub-items	613,625	963,535	267,703	782,827
Funds from issuance of securities	103,778	106,219	106,624	–
Interbank accounts	18,837	–	–	–
Interdepartmental accounts	29,999	–	161,079	64,796
Borrowings and Onledings	–	125,447	–	718,031
Derivative financial instruments	–	731,869	–	–
Other Liabilities	461,011	–	–	–
Increase (decrease) in funds available	786,019	148,585	584,266	(39,293)

Changes in financial position	At the beginning of the period At the end of the period Increase (decrease) in funds available	3,161,288	3,012,703	3,363,041	2,639,260
		3,947,307	3,161,288	3,947,307	2,599,967
		786,019	148,585	584,266	(39,293)

The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow – R$ thousand	(A free translation from the original in Portuguese)

	2006			2005

	3rd Quarter	2nd Quarter	September	September

Operating activities:

Net income	218,816	1,602,126	3,351,201	4,051,521

Adjustments to reconcile net income to net funds from
(used in) operating activities:	3,414,758	1,524,374	6,143,754	2,352,915
Allowance for doubtful accounts	1,168,044	1,115,986	3,222,472	1,736,646
Provision (Reversal of) for losses on interbank investments and investments	432	34,735	50,883	(27,319)
Depreciation and amortization	128,675	113,264	351,196	335,439
Goodwill amortization	2,108,723	314,829	2,542,225	270,327
Equity in the earnings of affiliated companies	(7,587)	(29,786)	(42,067)	(68,869)
Others	16,471	(24,654)	19,045	106,691

Adjusted Net Income	3,633,574	3,126,500	9,494,955	6,404,436

Change in assets and liabilities:	(11,830,835)	(10,344,784)	(24,793,166)	(10,526,385)
Decrease (increase) in interbank investments	(6,793,187)	(3,810,133)	(9,356,186)	(1,801,037)
Decrease (increase) in securities and derivative financial instruments	(2,528,084)	(2,432,877)	(8,289,344)	(956,392)
Decrease (increase) in interbank accounts	248,492	(304,878)	(323,699)	(531,366)
Decrease (increase) in interdepartmental accounts	10,251	666,952	(108,418)	4,100
Decrease (increase) in loan operations	(3,272,687)	(3,370,387)	(9,338,718)	(11,996,915)
Decrease (increase) in leasing operations	(397,710)	(437,899)	(1,057,096)	(547,919)
Decrease (increase) in insurance premiums receivable	(57,321)	(35,224)	(107,919)	(52,318)
Decrease (increase) in other receivables	1,107,991	(5,461,153)	(6,129,544)	(1,208,553)
Decrease (increase) in other assets	(140,650)	(66,560)	(304,539)	(266,585)
Amounts written-off against the allowance for doubtful accounts	(786,049)	(688,434)	(2,067,493)	(1,235,090)
Increase (decrease) in technical provisions for insurance,
private pension plans and certificated savings plans	1,772,170	1,391,365	4,856,153	4,566,127
Increase (decrease) in other liabilities	(1,324,932)	4,031,118	6,919,001	3,530,333
Increase (decrease) in future taxable income	14,667	78,411	120,809	10,672
Mark-to-market adjustment – securities available for sale	316,214	94,915	393,827	(41,442)

Net cash provided by (used in) operating activities	(8,197,261)	(7,218,284)	(15,298,211)	(4,121,949)

Investment activities:
Decrease (increase) in compulsory deposits – Brazilian Central Bank	(44,369)	(774,825)	(547,981)	266,410
Sale of non-operating assets	53,846	63,716	145,932	142,566
Sale of investments	32,868	36,396	70,048	140,674
Sale of property, plant and equipment in use and leased assets	53,714	4,658	62,852	187,076
Decrease in deferred charges	801	29,792	30,633	8,342
Acquisition of non-operating assets	(41,755)	(71,384)	(151,214)	(103,757)
Acquisition of investments	(3,124)	(139,643)	(147,021)	(108,257)
Acquisition of property, plant and equipment in use and leased assets	(149,089)	(184,365)	(442,450)	(260,116)
Deferred charges	(117,650)	(1,129,326)	(1,897,498)	(289,330)
Interest on own capital / dividends received	1,312	8,645	52,079	63,978

Net cash provided by (used in) investing activities	(213,446)	(2,156,336)	(2,824,620)	47,586

Financing activities:
Increase (decrease) in deposits	497,347	3,873,324	3,447,526	2,452,170
Increase (decrease) in federal funds purchased and securities sold under
agreements to repurchase	7,006,174	5,221,032	11,624,944	1,651,680
Increase (decrease) in funds from issuance of securities	(103,778)	(106,219)	(106,624)	1,103,523
Increase (decrease) in borrowings and onlendings	1,154,655	(125,447)	77,026	(718,031)
Subordinated debt	863,921	1,289,473	5,047,828	526,242
Capital increase through subscription	–	–	–	700,000
Goodwill in the stock subscription	–	–	–	24,250
Interest on own capital paid and/or accrued	(220,664)	(608,600)	(1,368,264)	(1,537,000)
Stock buyback	(1,795)	(3,410)	(13,201)	(163,019)
Variation/acquisition in minority interest	866	(16,948)	(2,138)	(4,745)

Net cash provided by (used in) financing activities	9,196,726	9,523,205	18,707,097	4,035,070

Increase/(decrease) in funds available, net	786,019	148,585	584,266	(39,293)

Changes in funds available, net	At the beginning of the period At the end of the period Increase (decrease) in funds available	3,161,288	3,012,703	3,363,041	2,639,260
		3,947,307	3,161,288	3,947,307	2,599,967
		786,019	148,585	584,266	(39,293)

The Notes are na integral part of the Financial Statements

Consolidated Value Added Statement – R$ thousand	(A free translation from the original in Portuguese)

				Consolidated Bradesco
			2006				2005
	3rd Quarter		2nd Quarter		September		September
	R$	%	R$	%	R$	%	R$	%
Value Added Breakdown

Gross Income from Financial Intermediation	3,684,148	168.4	3,844,019	93.7	11,850,652	110.6	11,115,558	98.7
Fee and Commission Income	2,342,847	107.1	2,090,735	50.9	6,474,130	60.4	5,339,316	47.4
Other Operating Income/Expenses	(3,838,757)	(175.5)	(1,830,677)	(44.6)	(7,609,293)	(71.0)	(5,188,457)	(46.1)
Total	2,188,238	100.0	4,104,077	100.0	10,715,489	100.0	11,266,417	100.0

Value Added Distribution

Employees	1,700,736	77.7	1,285,196	31.3	4,231,912	39.5	3,461,817	30.7
Remuneration	754,361	34.5	716,167	17.5	2,148,155	20.0	2,007,059	17.8
Benefits	315,929	14.4	298,492	7.3	916,625	8.6	824,178	7.3
FGTS	76,527	3.5	74,618	1.8	225,457	2.1	222,917	2.0
Other Charges	553,920	25.3	195,919	4.7	941,675	8.8	407,663	3.6

Government	268,686	12.3	1,216,755	29.6	3,132,376	29.2	3,753,079	33.4
Tax Expenses	530,284	24.3	533,774	13.0	1,607,856	15.0	1,377,008	12.3
Taxes on Income	(454,270)	(20.8)	499,512	12.2	975,350	9.1	1,887,683	16.8
INSS	192,672	8.8	183,469	4.4	549,170	5.1	488,388	4.3
Interest on Own Capital
Paid and/or Acrrued (1)	971,971	44.4	608,600	14.8	2,119,571	19.9	1,537,000	13.6

Profit Reinvestment	(753,155)	(34.4)	993,526	24.3	1,231,630	11.4	2,514,521	22.3

Total	2,188,238	100.0	4,104,077	100.0	10,715,489	100.0	11,266,417	100.0

(1) This includes Interest on Own Capital and Supplementary Dividends, approved at the Special Meeting of the Board of Directors of October 5, 2006 (Note 23c).
The Notes are an integral part of the Financial Statements.

Index of Notes to the Financial Statements	(A free translation from the original in Portuguese)

We present the Notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

Notes to the Financial Statements	(A free translation from the original in Portuguese)

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plan and Certificated Savings Plans activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

In this context, Bradesco carried out the following operations in the period of 2006:

  On December 21, 2005 Bradesco acquired the stock control of Banco do Estado do Ceará S.A. – BEC and its subsidiary, whose process was concluded on January 3, 2006.
  On March 28, 2006 Bradesco, Fidelity National Information Services, Inc. (Fidelity National) and Banco ABN AMRO Real S.A. (Banco Real) entered into an agreement to make a partnership with the purpose of providing card processing services.
  On March 20, a partnership was entered into with American Express Company, by means of which Bradesco took over its credit card operations and similar activities in Brazil (Amex Brasil), starting to have exclusivity right for the issuance of cards of the Centurion line for a minimum term of 10 years, and the management of the network of accredited establishments of Amex Cards. The operation was ratified by the Brazilian Central Bank (BACEN) on 6.28.2006.
  On May 15, 2006, Bradesco and Bradespar entered into a Purchase and Sale Agreement of Stocks Issued by Bradesplan Participações S.A., by means of which Bradespar sold to Bradesco 100% of the stocks issued by Bradesplan Participações S.A.

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), BACEN, Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the stockholders’ equity referring to the interest of minority stockholders were highlighted. In the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments was presented in deferred assets until June 30, 2006, and was fully amortized in 3Q06 (Note 15). The exchange variation arising from transactions of foreign branches and subsidiaries was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership
		2006		2005
		September 30	June 30	September 30

Financial area – local
Banco Alvorada S.A. (1)	Banking	99.88%	99.88%	99.88%
Banco Bankpar S.A. (2) (3)	Banking	99.99%	99.99%	–
Banco Bradesco BBI S.A. (1) (4)	Investment Bank	100.00%	100.00%	100.00%
Banco BEC S.A. (5) (6)	Banking	100.00%	99.54%	–
Banco Boavista Interatlântico S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (1)	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A. (2) (7)	Leasing	99.99%	99.99%	–
Bankpar Banco Múltiplo S.A. (2) (8)	Banking	99.99%	99.99%	–
Bradesco Administradora de Consórcios Ltda. (1) (9)	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (1)	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (10)	Brokerage	100.00%	100.00%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM (1)	Assets under Management	100.00%	100.00%	100.00%
Bradesco Templeton Asset Management Ltda. (1) (11)	Assets under Management	–	–	50.10%
Companhia Brasileira de Meios de Pagamento –
VISANET (1) (12) (13) (14)	Service Provision	39.67%	39.67%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch (1)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (15)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%	100.00%

Insurance, private pension and certificated savings plans area
Atlântica Capitalização S.A. (1)	Certificated savings plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (1) (12) (13)	Insurance	27.50%	27.50%	27.50%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros (1)	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A. (1)	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A. (1)	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A. (1)	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A. (1)	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Finasa Seguradora S.A. (1)	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A (1) (13) (16)	Insurance	40.00%	40.00%	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (1) (12) (13)	Insurance	12.09%	12.09%	12.09%

Other activities
Átria Participações S.A. (1)	Holding	100.00%	100.00%	100.00%
Bankpar Participações Ltda. (2)	Holding	99.99%	99.99%	–
Bradescor Corretora de Seguros Ltda. (1)	Insurance Brokerage	99.87%	99.87%	99.87%
Bradesplan Participações S.A. (17)	Holding	100.00%	100.00%	–
Cia. Securitizadora de Créditos Financeiros Rubi (1)	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (1) (12) (13)	Credit Acquisition	9.08%	9.08%	9.08%
CPM Holdings Limited (12)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações S.A. (1)	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda. (1)	Information Technology	99.87%	99.87%	99.87%
Serasa S.A. (12) (18)	Services Provision	26.41%	26.41%	26.36%
Tempo Serviços Ltda. (2) (19)	Services Provision	99.99%	99.99%	–
União Participações Ltda. (1)	Holding	99.99%	99.99%	99.99%

(1)	Companies whose audit services in 2005 were carried out by other independent auditors;
(2)	Company acquired in June 2006;
(3)	Current name of Banco American Express S.A. (Note 1);
(4)	Current name of Banco BEM S.A.;
(5)	Company acquired in December 2005 and consolidated as from January 2006 (Note 1);
(6)	Company become wholly-owned subsidiary in the 3rd quarter of 2006;
(7)	Current name of Inter American Express Arrendamento Mercantil S.A. (Note 1);

(8)	Current name of American Express Bank (Brazil) Banco Múltiplo S.A. (Note 1);
(9)	Current name of Bradesco Consórcios Ltda.;
(10)	Increase in the share due to the transfer of stocks of minority stockholders;
(11)	The company is no longer consolidated as from April 2006 in view of the partial sale of the investment, and, in July 2006, the remaining balance was sold;
(12)	Companies proportionally consolidated, in conformity with Resolution 2,723 of CMN and CVM Instruction 247;
(13)	Companies whose audit/review (revisão) services in 2006 are carried out by other independent auditors;
(14)
The entity of specific purpose called Brazilian Merchant Voucher Receivables Limited is being consolidated, a company which takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(15)
The specific purpose entity called International Diversified Payment Rights Company is being consolidated, a company which takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(16)	Company considered subsidiary in view of equity interest of 51% in the voting capital;
(17)	Company acquired in May 2006;
(18)	Interest increase due to the acquisition of Banco BEC S.A; and
(19)	Current name of American Express do Brasil Tempo Ltda. (Note 1).

Supplementary Information to Financial Statements:

With the purpose of providing supplementary information, we present the cash flow statement by the indirect method and the value added statement, not required by BACEN, which have been prepared in conformity with the structure set forth in the chart of accounts for National Financial System Institutions – (COSIF).

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon issuance of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsures (IRB), respectively.

The supplementary private pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the saving bonds contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues there from are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to mark-to-market. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to mark-to-market as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to mark-to-market as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts.

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification
•; From 15 to 30 days	B
•; From 31 to 60 days	C
•; From 61 to 90 days	D
•; From 91 to 120 days	E
•; From 121 to 150 days	F
•; From 151 to 180 days	G
•; More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled over a five-year period in memorandum accounts, no longer being recorded in balance sheet accounts.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Taxes on income (asset and liability)

Tax credits on taxes on income, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables – Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and pension plan activities”.

Tax credits on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes on income in accordance with specific applicable legislation.

g) Prepaid expenses

This records investments of resources in prepayments, whose benefits or service provision will take place in subsequent years.

h) Investments

The investments in subsidiaries, shared control subsidiaries and affiliated companies, when relevant, are valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (CETIP) and the Mercantile and Futures Exchange (BM&F) are recorded at their unaudited book values, informed by the corresponding exchanges, and fiscal incentives and other investments are recorded at acquisition cost, less the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment –10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

Goodwill in the acquisition of investments in subsidiary companies and shared control subsidiaries, based on future profitability expectation, had an amortization of 10% to 20% per annum and was recorded in deferred assets until June 30, 2006.

Goodwill was reviewed by the Management Bodies and was fully amortized in 3Q06, as mentioned in Note 15.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Technical provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by SUSEP and ANS, and criteria set forth by CNSP Resolution 120/2004.

  Insurance of basic lines, life and health

– The provision of unearned premiums is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the “pro-rata” day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect).

– The provision of claims incurred but nor reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred and not reported by those insured/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those insured until the balance sheet date.

The provision is monetarily restated and includes all the claims under litigation.

  Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of supplementary pension plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000.

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

  Certificated savings plans

– The mathematical provision for redemptions is calculated on nominal amounts of certificated savings plans and monetarily restated, when applicable, based on Actuarial Technical Notes approved by SUSEP.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose redemption has been early required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution 489/05.

  Contingent Assets: They are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain. The contingent assets with probability of probable success are only disclosed in the financial statements.
  Contingent Liabilities: They are established taking into consideration the opinion of the legal advisers; the nature of the lawsuits; similarity with previous processes; complexity; and, in the positioning of our Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, and those classified as remote do not require provision and disclosure.
  Legal Liabilities – Tax and Social Security: They result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements.

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information For Comparison Purposes

As of June 30, 2006, Bradesco started consolidating Amex Brasil and subsidiaries in its financial statements (Note 1).

a) We present the main balance sheet and statement of income on 9.30.2006:

R$ thousand
Amex Brasil and subsidiaries
Assets
Current and long-term assets	2,304,025
Funds available	70,585
Interbank investments	163,926
Securities and derivative financial instruments	121,074
Interbank and interdepartmental accounts	2,761
Loan operations and other loans with loan granting characteristics	179,640
Other receivables and other assets	1,766,039
Permanent Assets	62,958
– Investments	484
– Property, plant and equipment	59,386
– Deferred charges	3,088
Total	2,366,983

Liabilities
Current and long-term liabilities	1,956,118
Demand, time and other deposits	203,910
Interbank and interdepartmental accounts	27
Borrowings and onlendings	76,770
Derivative financial instruments	1,834
Other liabilities	1,673,577
Future taxable income	52,596
Stockholders’ equity	358,269
Total	2,366,983

Statement of Income	Amex Brasil and subsidiaries
Revenues from financial intermediation	35,317
Expenses from financial intermediation	(9,601)
Gross income from financial intermediation	25,716
Other operating income (expenses)	(29,237)
Operating income	(3,521)
Non-operating income	(398)
Income before taxes on profit and interests	(3,919)
Taxes on income	(11,435)
Loss	(15,354)

b) Loan operations and other receivables with loan concession features on 9.30.2006:

Loan operations	263,278
Other receivables	13,873
Total	277,151
Normal course	178,075
Abnormal course	99,076
Allowance for doubtful accounts	97,511

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	R$ thousand

	Financial		Insurance group		Other activities (2)	Amount eliminated (4)	Consolidated Total
	(1) (2)		(2) (3)

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	167,985,955	20,351,303	56,391,233	23,489	1,157,999	(6,431,681)	239,478,298
Funds available	3,843,847	77,086	86,276	22,197	23,461	(105,560)	3,947,307
Interbank investments	31,637,421	3,578,000	–	–	–	(852,792)	34,362,629
Securities and derivative financial instruments	13,242,364	7,705,191	52,697,205	59	724,329	(1,347,280)	73,021,868
Interbank and interdepartmental accounts	17,936,573	12,141	–	–	–	–	17,948,714
Loan and leasing operations	74,026,266	8,572,594	–	–	–	(2,691,448)	79,907,412
Other receivables and other assets	27,299,484	406,291	3,607,752	1,233	410,209	(1,434,601)	30,290,368
Permanent assets	16,941,590	401,075	1,209,659	30	205,882	(15,044,897)	3,713,339
Investments	14,712,638	397,593	929,874	–	24,219	(15,044,897)	1,019,427
Property, plant and equipment in use and leased assets	1,679,105	2,996	235,663	30	164,343	–	2,082,137
Deferred charges	549,847	486	44,122	–	17,320	–	611,775
Total on September 30, 2006	184,927,545	20,752,378	57,600,892	23,519	1,363,881	(21,476,578)	243,191,637
Total on June 30, 2006	177,852,804	19,519,634	54,747,760	25,046	1,413,721	(20,623,859)	232,935,106
Total on September 30, 2005	152,086,856	19,110,415	45,738,413	29,669	951,943	(16,004,074)	201,913,222

Liabilities
Current and long-term liabilities	162,975,242	13,751,937	50,381,302	12,073	500,547	(6,431,681)	221,189,420
Deposits	75,201,045	4,619,743	–	–	–	(967,620)	78,853,168
Federal funds purchased and securities sold under agreements
to repurchase	35,031,707	1,489,522	–	–	–	(257,401)	36,263,828
Funds from issuance of securities	5,116,740	2,300,887	–	–	–	(1,320,365)	6,097,262
Interbank and interdepartmental accounts	1,912,525	1,201	–	–	–	–	1,913,726
Borrowings and onlendings	17,423,295	1,658,056	11	–	10,267	(2,451,522)	16,640,107
Derivative financial instruments	403,644	104,259	–	–	277	–	508,180
Technical provisions for insurance, private pension plans and
certificated savings plans	–	–	45,707,969	10,739	–	–	45,718,708
Other liabilities:
– Subordinated debt	8,715,055	3,052,078	–	–	–	–	11,767,133
– Others	19,171,231	526,191	4,673,322	1,334	490,003	(1,434,773)	23,427,308
Future taxable income	172,941	–	–	–	–	–	172,941
Stockholders’ equity/minority interest in consolidated
subsidiaries	6,007	7,000,441	7,219,590	11,446	863,334	(15,044,897)	55,921
Stockholders’ equity, parent company	21,773,355	–	–	–	–	–	21,773,355
Total on September 30, 2006	184,927,545	20,752,378	57,600,892	23,519	1,363,881	(21,476,578)	243,191,637
Total on June 30, 2006	177,852,804	19,519,634	54,747,760	25,046	1,413,721	(20,623,859)	232,935,106
Total on September 30, 2005	152,086,856	19,110,415	45,738,413	29,669	951,943	(16,004,074)	201,913,222

b) Statement of income

	R$ thousand

	Financial		Insurance group		Other	Amount	Consolidated
	(1) (2)		(2) (3)		activities	eliminated	Total

	Local	Foreign	Local	Foreign	(2)	(4)

Revenues from financial intermediation	22,413,171	1,036,895	5,047,503	717	71,041	(189,820)	28,379,507
Expenses from financial intermediation	13,214,527	637,620	2,866,294	–	129	(189,715)	16,528,855
Gross income from financial intermediation	9,198,644	399,275	2,181,209	717	70,912	(105)	11,850,652
Other operating income (expenses)	(7,445,389)	(34,008)	(21,361)	(2,459)	(33,636)	105	(7,536,748)
Operating income	1,753,255	365,267	2,159,848	(1,742)	37,276	–	4,313,904
Non-operating income	(99,547)	11,163	125,831	(268)	(17,105)	–	20,074
Income before taxes on profit and interests	1,653,708	376,430	2,285,679	(2,010)	20,171	–	4,333,978
Taxes on income	(269,820)	(3,387)	(690,191)	(387)	(11,565)	–	(975,350)
Minority interest in consolidated subsidiaries	(1,862)	–	(5,315)	–	(250)	–	(7,427)
Accumulated net income on September 30, 2006	1,382,026	373,043	1,590,173	(2,397)	8,356	–	3,351,201
Accumulated net income on September 30, 2005	2,367,541	420,460	1,215,999	4,540	42,981	–	4,051,521
Net income in the 3rd quarter of 2006	(519,635)	240,583	547,842	(1,669)	(48,305)	–	218,816
Net Income in the 2ndquarter of 2006	957,400	37,772	581,477	(894)	26,371	–	1,602,126

(1)
The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources), as well as credit card management and asset management companies;

(2)	The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3)
The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies, whose financial information are adapted to the accounting policies of the holding company; and

(4)	Amounts eliminated among companies from different segments as well as operations carried out in the country and abroad.

6) Funds Available

			R$ thousand

	2006		2005

	September 30	June 30	September 30

Local currency	3,502,518	2,737,930	2,416,331
Foreign currency	444,744	423,313	183,600
Investments in gold	45	45	36
Total	3,947,307	3,161,288	2,599,967

7) Interbank Investments

a) Composition and terms

						R$ thousand

	2006						2005

	Up to 30 days	From 31 to 180 days	From 181to 360 days	More than 360 days	September 30	June 30	September 30

Investments in the open market
Own portfolio position	4.079.501	6.607.261	–	–	10.686.762	7.076.674	1.045.914
• Financial treasury bills	680.103	161	–	–	680.264	114.806	29.777
• National treasury notes	1.141.967	–	–	–	1.141.967	414.787	–
• National treasury bills	2.257.431	6.607.100	–	–	8.864.531	6.489.511	1.016.137
• Others	–	–	–	–	–	57.570	–
Third-party portfolio position	17.071.157	–	–	–	17.071.157	15.123.059	15.819.890
• Financial treasury bills	6.869.131	–	–	–	6.869.131	3.991.188	2.520.436
• National treasury bills	7.698.354	–	–	–	7.698.354	8.804.851	13.209.200
• National treasury notes	2.503.672	–	–	–	2.503.672	2.326.421	90.254
• Others	–	–	–	–	–	599	–
Subtotal	21.150.658	6.607.261	–	–	27.757.919	22.199.733	16.865.804
Interbank deposits:
• Interbank deposits	4.436.607	764.730	986.436	416.964	6.604.737	5.369.736	7.284.919
• Provisions for losses	(27)	–	–	–	(27)	(73)	(1.246)
Subtotal	4.436.580	764.730	986.436	416.964	6.604.710	5.369.663	7.283.673
Total on September 30, 2006	25.587.238	7.371.991	986.436	416.964	34.362.629
%	74,5	21,4	2,9	1,2	100,0
Total on June 30, 2006	22.022.729	4.350.546	721.036	475.085		27.569.396
%	79,9	15,8	2,6	1,7		100,0
Total on September 30, 2005	22.105.540	863.585	612.348	568.004			24.149.477
%	91,5	3,6	2,5	2,4			100,0

b) Income from interbank investments

   Classified in the statement of income as income on securities transactions

				R$ thousand

		2006		2005

	3 rd Quarter	2 nd Quarter	September 30 YTD	September 30 YTD

Income on investments in purchase and sale commitments:
Own portfolio position	288,070	202,414	714,765	151,455
Third-party portfolio position	617,900	484,636	1,648,708	2,070,222
Subtotal	905,970	687,050	2,363,473	2,221,677
Income from interbank deposits	128,524	119,574	369,340	317,332
Total (Note 8f)	1,034,494	806,624	2,732,813	2,539,009

8) Securities and Derivative Financial Instruments

    Find below the information related to securities and derivative financial instruments:

    a) Summary of the consolidated classification of securities by business segment and issuer;

    b) Consolidated portfolio breakdown by issuer;

    c) Consolidated classification by category, days to maturity and business segment:

        I) Trading securities;

        II) Securities available for sale; and

        III) Securities held to maturity.

    d) Breakdown of the portfolios distributed by publication items;

    e) Derivative financial instruments:

        I) Amounts of instruments recorded in balance sheet and memorandum accounts;

        II) Breakdown of derivative financial instruments (assets and liabilities), stated at restated cost and market value;

        III) Futures, option, forward and swap contracts;

        IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts;

        V) Net revenue and expense amounts; and

        VI) Overall amounts of the derivative financial instruments, broken down by trading place.

    f) Income on securities transactions, financial income on insurance, private pension plans and certificated savings plans and derivative financial instruments.

a) Summary of the consolidated classification of securities by business segment and issuer

									R$ thousand

				2006					2005

	Financial	Insurance/ Certificated savings plans	Private Pension Plans	Other Activities	September 30%		June 30%		September 30%

Trading securities (4)	7,089,386	6,956,213	24,217,814	434,885	38,698,298	57.9	37,468,406	57.5	42,379,389	75.7
– Government securities	4,291,702	4,229,640	170,501	388,089	9,079,932	13.5	7,938,868	12.2	21,075,851	37.6
– Corporate bonds	2,272,941	2,726,573	2,286,764	46,796	7,333,074	11.0	7,823,160	12.0	8,600,681	15.4
– Derivative financial instruments (1)	524,743	–	–	–	524,743	0.8	495,446	0.8	1,282,577	2.3
– PGBL / VGBL restricted bonds	–	–	21,760,549	–	21,760,549	32.6	21,210,932	32.5	11,420,280	20.4
Securities available for sale (4)	9,581,315	3,236,819	10,981,685	22,923	23,822,742	35.6	23,434,736	35.9	9,377,433	16.7
– Government securities	6,394,682	2,625,923	9,543,278	–	18,563,883	27.7	18,527,787	28.4	5,681,201	10.1
– Corporate bonds	3,186,633	610,896	1,438,407	22,923	5,258,859	7.9	4,906,949	7.5	3,696,232	6.6
Securities held to maturity	1,043,805	–	3,269,733	–	4,313,538	6.5	4,303,511	6.6	4,253,103	7.6
– Government securities	1,043,655	–	3,269,733	–	4,313,388	6.5	4,266,655	6.5	4,209,840	7.5
– Corporate bonds	150	–	–	–	150	–	36,856	0.1	43,263	0.1
Subtotal	17,714,506	10,193,032	38,469,232	457,808	66,834,578	100.0	65,206,653	100.0	56,009,925	100.0
Purchase and sale commitments (2)	2,152,466	808,811	3,226,013	–	6,187,290		5,175,495		8,237,575
Overall total	19,866,972	11,001,843	41,695,245	457,808	73,021,868		70,382,148		64,247,500
– Government securities	11,730,039	6,855,563	12,983,512	388,089	31,957,203	47.7	30,733,310	47.1	30,966,892	55.3
– Corporate bonds	5,984,467	3,337,469	3,725,171	69,719	13,116,826	19.7	13,262,411	20.4	13,622,753	24.3
– PGBL / VGBL restricted bonds	–	–	21,760,549	–	21,760,549	32.6	21,210,932	32.5	11,420,280	20.4
Subtotal	17,714,506	10,193,032	38,469,232	457,808	66,834,578	100.0	65,206,653	100.0	56,009,925	100.0
– Purchase and sale commitments (2)	2,152,466	808,811	3,226,013	–	6,187,290		5,175,495		8,237,575
Overall total	19,866,972	11,001,843	41,695,245	457,808	73,021,868		70,382,148		64,247,500

b) Consolidated portfolio breakdown by issuer

Securities (3)										R$ thousand

	2006									2005

	September 30							June 30		September 30

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market

Government securities	281,696	3,887,902	1,449,052	26,338,553	31,957,203	31,171,271	785,932	30,733,310	344,213	30,966,892	228,641
Financial treasury bills	101,075	1,629,148	707,938	1,782,052	4,220,213	4,220,998	(785)	4,272,152	(2,834)	8,033,019	(12,726)
National treasury bills	105,274	1,111,776	724,905	2,031,219	3,973,174	3,965,644	7,530	3,709,007	4,440	8,039,947	9,112
National treasury notes	1,667	1,127,543	–	17,828,682	18,957,892	18,575,337	382,555	17,172,579	102,495	9,258,254	(9,916)
Brazilian foreign debt notes	–	–	16,209	4,499,394	4,515,603	4,118,596	397,007	5,289,190	240,695	5,251,566	270,516
Privatization currencies	1	–	–	187,834	187,835	188,631	(796)	184,228	(559)	225,592	(27,633)
Foreign government securities	73,679	17,407	–	9,288	100,374	99,924	450	104,046	12	116,295	(52)
Central bank notes	–	–	–	–	–	–	–	–	–	40,126	(615)
Others	–	2,028	–	84	2,112	2,141	(29)	2,108	(36)	2,093	(45)
Corporate bonds	3,436,503	2,026,007	1,569,549	6,084,767	13,116,826	12,474,163	642,663	13,262,411	640,816	13,622,753	427,128
Certificates of bank deposit	173,790	1,890,376	1,542,493	1,922,877	5,529,536	5,529,536	–	6,451,711	–	6,892,859	(6,976)
Stocks	2,256,507	–	–	–	2,256,507	1,630,135	626,372	1,807,717	634,535	1,387,324	440,701
Debentures	4,052	34,158	216	1,504,179	1,542,605	1,582,026	(39,421)	1,265,070	(41,168)	1,747,955	(33,431)
Foreign securities	21,025	68,887	8,748	1,997,670	2,096,330	2,030,164	66,166	2,162,158	2,300	1,394,467	59,094
Derivative financial instruments	453,020	25,018	17,959	28,746	524,743	517,200	7,543	495,446	62,583	1,282,577	(6,558)
Others	528,109	7,568	133	631,295	1,167,105	1,185,102	(17,997)	1,080,309	(17,434)	917,571	(25,702)
PGBL / VGBL restricted bonds	734,139	3,431,147	5,180,731	12,414,532	21,760,549	21,760,549	–	21,210,932	–	11,420,280	–
Subtotal	4,452,338	9,345,056	8,199,332	44,837,852	66,834,578	65,405,983	1,428,595	65,206,653	985,029	56,009,925	655,769
Purchase and sale commitments (2)	–	2,454,174	50,509	3,682,607	6,187,290	6,187,290	–	5,175,495	–	8,237,575	–
Overall Total	4,452,338	11,799,230	8,249,841	48,520,459	73,021,868	71,593,273	1,428,595	70,382,148	985,029	64,247,500	655,769

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3) (4)										R$ thousand

	2006									2005

	September 30							June 30		September 30

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market

– Financial	1,131,579	1,855,184	659,527	3,443,096	7,089,386	7,065,202	24,184	6,939,883	59,469	12,765,972	4,743
National treasury bills	79,841	461,147	409,187	1,354,327	2,304,502	2,296,972	7,530	2,371,258	4,442	5,980,083	9,308
Financial treasury bills	39,449	1,197,143	179,168	242,811	1,658,571	1,658,076	495	1,824,893	233	3,026,127	(7,456)
Certificates of bank deposit	89	94,648	30,572	591,116	716,425	716,425	–	823,401	–	690,029	–
Derivative financial instruments (1)	453,020	25,018	17,959	28,746	524,743	517,200	7,543	495,446	62,583	1,282,577	(6,558)
Debentures	769	33,402	–	419,616	453,787	454,764	(977)	178,643	(974)	833,958	–
Brazilian foreign debt notes	–	–	13,893	121,200	135,093	132,506	2,587	54,393	3,970	220,121	12,068
National treasury notes	–	–	–	102,450	102,450	101,724	726	158,965	(1,676)	150,731	5
Foreign corporate securities	17,044	26,375	8,748	394,252	446,419	440,166	6,253	444,396	(9,313)	102,988	(2,572)
Foreign government securities	73,679	17,407	–	–	91,086	91,059	27	90,783	204	116,295	(52)
Stocks	12,374	–	–	–	12,374	12,374	–	7,340	–	120,167	–
Central bank notes	–	–	–	–	–	–	–	–	–	832	–
Others	455,314	44	–	188,578	643,936	643,936	–	490,365	–	242,064	–
– Insurance and certificated savings plans	200,457	1,648,291	1,756,665	3,350,800	6,956,213	6,956,217	(4)	5,983,497	3	6,083,752	8
Financial treasury bills	18,981	251,316	419,968	1,221,709	1,911,974	1,911,978	(4)	1,535,212	3	1,912,207	8
National treasury bills	9,994	600,529	299,123	563,618	1,473,264	1,473,264	–	643,546	–	1,577,702	–
Certificates of bank deposit	59,279	796,356	1,037,574	500,778	2,393,987	2,393,987	–	2,666,637	–	2,112,025	–
National treasury notes	–	–	–	844,402	844,402	844,402	–	813,395	–	–	–
Stocks	67,320	–	–	–	67,320	67,320	–	69,902	–	112,213	–
Debentures	3	90	–	152,686	152,779	152,779	–	146,684	–	238,928	–
Foreign securities	–	–	–	–	–	–	–	–	–	1,346	–
Central bank notes	–	–	–	–	–	–	–	–	–	1	–
Others	44,880	–	–	67,607	112,487	112,487	–	108,121	–	129,330	–

Securities (3) (4)										R$ thousand

	2006									2005

	September 30							June 30		September 30

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market

– Private pension plans	867,331	4,419,930	5,634,571	13,295,982	24,217,814	24,217,814	–	24,166,623	–	23,196,611	(4,744)
Financial treasury bills	1,907	22,664	243	6,164	30,978	30,978	–	5,630	–	2,129,247	1,301
National treasury notes	–	–	–	9,520	9,520	9,520	–	11	–	5,282,329	–
Certificates of bank deposit	74,487	965,957	453,428	380,582	1,874,454	1,874,454	–	2,403,960	–	3,476,797	(6,045)
National treasury bills	–	17	169	12,369	12,555	12,555	–	4,820	–	264,699	–
Stocks	56,798	–	–	–	56,798	56,798	–	55,485	–	40,078	–
Privatization currencies	–	–	–	117,448	117,448	117,448	–	114,243	–	131,225	–
Debentures	–	145	–	179,801	179,946	179,946	–	186,527	–	229,478	–
Central bank notes	–	–	–	–	–	–	–	–	–	84	–
PGBL / VGBL restricted bonds	734,139	3,431,147	5,180,731	12,414,532	21,760,549	21,760,549	–	21,210,932	–	11,420,280	–
Others	–	–	–	175,566	175,566	175,566	–	185,015	–	222,394	–
– Other activities	42,439	111,988	63,169	217,289	434,885	435,621	(736)	378,403	(712)	333,054	(906)
Financial treasury bills	8,833	50,666	39,810	102,997	202,306	202,306	–	114,153	–	278,511	–
Certificates of bank deposit	1,994	3,705	6,724	2,736	15,159	15,159	–	30,957	–	26,666	–
National treasury bills	15,439	50,083	16,426	100,608	182,556	182,556	–	187,301	–	5,657	–
Debentures	–	10	209	9,268	9,487	9,487	–	1,682	–	3,977	–
National treasury notes	1,667	–	–	1,560	3,227	3,227	–	20,264	–	–	–
Others	14,506	7,524	–	120	22,150	22,886	(736)	24,046	(712)	18,243	(906)
Subtotal	2,241,806	8,035,393	8,113,932	20,307,167	38,698,298	38,674,854	23,444	37,468,406	58,760	42,379,389	(899)
Purchase and sale commitments (2)	–	2,454,174	50,509	3,682,607	6,187,290	6,187,290	–	5,175,495	–	8,237,575	–
– Financial	–	995,523	–	1,156,943	2,152,466	2,152,466	–	1,966,341	–	392,476	–
– Insurance and Certificated Savings Plans	–	227,263	–	581,548	808,811	808,811	–	1,554,210	–	1,317,032	–
– Private Pension Plans	–	1,231,388	50,509	1,944,116	3,226,013	3,226,013	–	1,654,944	–	6,528,067	–
Overall total	2,241,806	10,489,567	8,164,441	23,989,774	44,885,588	44,862,144	23,444	42,643,901	58,760	50,616,964	(899)
Derivative financial instruments (Liabilities)	(447,047)	(51,893)	(4,361)	(4,879)	(508,180)	(512,604)	4,424	(396,544)	(6,450)	(1,043,097)	6,900

II) Securities available for sale

Securities (4)										R$ thousand

	2006									2005

	September 30							June 30		September 30

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market

– Financial	704,334	112,320	10,738	8,753,923	9,581,315	8,872,370	708,945	9,482,240	343,214	7,479,275	159,189
National treasury bills	–	–	–	–	–	–	–	14,747	(2)	211,806	(196)
Brazilian foreign debt notes	–	–	2,316	3,334,539	3,336,855	2,942,435	394,420	4,184,547	236,725	3,976,524	258,448
Foreign corporate securities	–	42,512	–	1,603,268	1,645,780	1,585,867	59,913	1,676,913	11,613	1,242,798	61,666
National treasury notes	–	–	–	2,876,510	2,876,510	2,869,004	7,506	2,057,973	(63,327)	569,109	(9,087)
Financial treasury bills	–	48,110	–	51,420	99,530	99,672	(142)	150,667	(3,426)	384,906	(6,644)
Certificates of bank deposit	27,767	19,160	8,289	436,208	491,424	491,424	–	485,730	–	553,531	–
Debentures	2,470	510	–	172,796	175,776	209,261	(33,485)	174,273	(35,077)	43,836	(33,373)
Stocks	660,737	–	–	–	660,737	362,341	298,396	406,042	212,621	67,879	(58,536)
Privatization currencies	1	–	–	70,386	70,387	71,183	(796)	69,984	(559)	94,367	(27,633)
Central bank notes	–	–	–	–	–	–	–	–	–	39,209	(615)
Foreign government securities	–	–	–	9,288	9,288	8,865	423	13,263	(192)	–	–
Others	13,359	2,028	133	199,508	215,028	232,318	(17,290)	248,101	(15,162)	295,310	(24,841)
– Insurance and certificated savings plans	522,075	47,468	49,735	2,617,541	3,236,819	3,046,102	190,717	3,345,278	215,024	873,331	186,566
Financial treasury bills	21,065	37,201	44,681	99,618	202,565	203,772	(1,207)	339,279	130	287,894	317
Stocks	496,240	–	–	–	496,240	318,005	178,235	580,751	253,930	464,814	188,014
Debentures	27	1	–	94,565	94,593	95,633	(1,040)	101,426	(781)	–	–
Certificates of bank deposit	712	10,266	5,054	–	16,032	16,032	–	18,927	–	15,385	(931)
Foreign corporate securities	3,981	–	–	–	3,981	3,981	–	3,993	–	4,072	–
National treasury notes	–	–	–	2,423,061	2,423,061	2,408,332	14,729	1,786,797	(36,659)	101,166	(834)
National treasury bills	–	–	–	297	297	297	–	487,335	–	–	–
Others	50	–	–	–	50	50	–	26,770	(1,596)	–	–
– Private pension plans	973,793	22,048	24,075	9,961,769	10,981,685	10,476,263	505,422	10,584,523	367,947	1,004,188	310,913
Stocks	962,953	–	–	–	962,953	813,279	149,674	688,095	167,900	582,155	311,223
Debentures	–	–	7	475,447	475,454	479,373	(3,919)	475,341	(4,336)	395,583	(58)
Financial treasury bills	10,840	22,048	24,068	57,333	114,289	114,216	73	302,318	226	14,127	(252)
National treasury notes	–	–	–	9,428,989	9,428,989	9,069,395	359,594	9,118,769	204,157	–	–
Others	–	–	–	–	–	–	–	–	–	12,323	–
– Other activities	10,330	284	852	11,457	22,923	22,856	67	22,695	84	20,639	–
Certificates of bank deposit	9,462	284	852	11,457	22,055	22,055	–	22,099	–	18,426	–
Debentures	783	–	–	–	783	783	–	494	–	2,195	–
Stocks	85	–	–	–	85	18	67	102	84	18	–
Overall Total	2,210,532	182,120	85,400	21,344,690	23,822,742	22,417,591	1,405,151	23,434,736	926,269	9,377,433	656,668

III) Securities held to maturity

Securities						R$ thousand

	2006					2005

	September 30					June 30	September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (6) (7) (8)	Restated cost value (6) (7) (8)	Restated cost value (6) (7) (8)

Financial	–	–	–	1,043,805	1,043,805	1,087,106	1,098,184
Brazilian foreign debt notes	–	–	–	1,043,655	1,043,655	1,050,250	1,054,921
Foreign corporate securities	–	–	–	150	150	36,856	43,263
Private Pension Plans	–	1,127,543	–	2,142,190	3,269,733	3,216,405	3,154,919
National Treasury Notes	–	1,127,543	–	2,142,190	3,269,733	3,216,405	3,154,919
Overall Total (5)	–	1,127,543	–	3,185,995	4,313,538	4,303,511	4,253,103

d) Breakdown of the portfolios by publication items

						R$ thousand

	2006					2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)

Own portfolio	3,893,479	11,523,302	7,948,539	43,011,928	66,377,248	64,503,668	54,032,904
Fixed income securities	1,636,972	11,523,302	7,948,539	43,011,928	64,120,741	62,695,951	52,645,580
• Financial Treasury Bills	72,383	1,502,145	704,136	1,629,737	3,908,401	3,979,858	7,138,598
• Purchase and sale commitments (2)	–	2,454,174	50,509	3,682,607	6,187,290	5,175,495	8,237,575
• National Treasury Notes	1,667	1,127,543	–	15,196,375	16,325,585	15,164,855	8,670,670
• Brazilian foreign debt notes	–	–	16,209	2,800,702	2,816,911	4,249,385	3,914,675
• Certificates of bank deposit	173,790	1,890,376	1,542,493	1,430,411	5,037,070	5,976,508	6,559,954
• National Treasury Bills	29,726	987,869	445,364	1,597,601	3,060,560	2,216,583	2,394,839
• Foreign corporate securities	21,025	68,887	8,748	1,997,670	2,096,330	2,162,158	1,394,467
• Debentures	2,454	34,158	216	1,504,178	1,541,006	1,264,352	1,747,103
• Central BankNotes	–	–	–	–	–	–	917
• Foreign government securities	73,679	17,407	–	9,288	100,374	99,165	115,613
• Privatization currencies	–	–	–	117,448	117,448	114,243	131,225
• PGBL/VGBL restricted bonds	734,139	3,431,147	5,180,731	12,414,532	21,760,549	21,210,932	11,420,280
• Other	528,109	9,596	133	631,379	1,169,217	1,082,417	919,664

Equity securities	2,256,507	–	–	–	2,256,507	1,807,717	1,387,324
• Stocks of listed companies (technical provisions)	963,610	–	–	–	963,610	827,856	674,514
• Stocks of listed companies (other)	1,292,897	–	–	–	1,292,897	979,861	712,810

						R$ thousand

	2006					2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)

Subject to commitments	105,839	250,910	283,343	5,479,785	6,119,877	5,383,034	8,924,931
Repurchase agreement	1,598	2,452	158,795	2,207,910	2,370,755	1,617,772	1,971,232
• National Treasury Bills	–	2,452	158,795	8,489	169,736	81,240	248,428
• Brazilian foreign debt notes	–	–	–	1,698,692	1,698,692	1,039,805	1,336,891
• Certificates of bank deposit	–	–	–	492,466	492,466	475,203	332,905
• Financial Treasury Bills	–	–	–	8,262	8,262	8,283	43,270
• National Treasury Notes	–	–	–	–	–	8,226	8,886
• Debentures	1,598	–	–	1	1,599	718	852
• Foreign government securities	–	–	–	–	–	4,297	–

Central Bank	67,517	11,452	28,162	1,260,518	1,367,649	1,339,090	4,501,438
• National Treasury Bills	67,517	11,260	28,162	52,486	159,425	658,747	3,942,520
• National Treasury Notes	–	–	–	1,168,135	1,168,135	680,343	258,349
• Financial Treasury Bills	–	192	–	39,897	40,089	–	261,360
• Central Bank Notes	–	–	–	–	–	–	39,209

Privatization currencies	1	–	–	70,386	70,387	69,985	94,367
Collateral provided	36,723	237,006	96,386	1,940,971	2,311,086	2,356,187	2,357,894
• National Treasury Bills	8,031	110,195	92,584	372,643	583,453	752,437	1,454,160
• Financial Treasury Bills	28,692	126,811	3,802	104,156	263,461	284,011	582,703
• National Treasury Notes	–	–	–	1,464,172	1,464,172	1,319,155	320,349
• Foreign government securities	–	–	–	–	–	584	682

Derivative financial instruments (1)	453,020	25,018	17,959	28,746	524,743	495,446	1,282,577

Securities purpose of unrestricted purchase and sale
commitments	–	–	–	–	–	–	7,088
• Financial Treasury Bills	–	–	–	–	–	–	7,088

Overall total	4,452,338	11,799,230	8,249,841	48,520,459	73,021,868	70,382,148	64,247,500
%	6.1	16.2	11.3	66.4	100.0	100.0	100.0

(1)	For comparison purposes with the criterion adopted by Central Bank of Brazil’s Circular 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;
(2)	These refer to assets under management funds applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to instruments composing the portfolio and preserving the classification of funds category;
(4)	On June 30, 2006, R$11,251,983 thousand of “Trading Securities” was transferred to “Securities Available for Sale”, in view of the management’s intention as to their realization;
(5)	In compliance with the provisions of Article 8 of BACEN Circular 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of September 30, 2006;
(6)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(7)	This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$ 829,243 thousand (June 30, 2006 – R$ 789,106 thousand and September 30, 2005 – R$ 787,115 thousand); and
(8)	The market value of securities is determined based on the market price available on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

	R$ thousand

	2006				2005

	September 30		June 30		September 30

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	4,581,357		9,087,099		2,434,761
– Interbank market	705,874	–	2,520,938	–	863,102	–
– Foreign currency	3,875,483	–	6,566,161	–	1,571,659	–
Sale commitments:	25,473,829		26,013,193		19,566,727
– Interbank market	13,859,869	13,153,995	15,636,135	13,115,197	8,757,364	7,894,262
– Foreign currency	11,598,959	7,723,476	10,305,761	3,739,600	10,806,520	9,234,861
– Other	15,001	15,001	71,297	71,297	2,843	2,843

Option contracts
Purchase commitments:	436,430		150,233		265,184
– Foreign currency	436,430	–	150,233	–	265,184	–
Sale commitments:	824,757		1,439,862		2,028,013
– Foreign currency	824,757	388,327	1,439,862	1,289,629	2,028,013	1,762,829

Forward contracts
Purchase commitments:	1,474,941		1,449,954		1,033,703
– Foreign currency	1,460,543	891,329	1,449,954	769,789	528,113	–
– Other	14,398	–	–	–	505,590	231,712
Sale commitments:	893,082		801,702		831,611
– Foreign currency	569,214	–	680,165	–	557,733	29,620
– Other	323,868	309,470	121,537	121,537	273,878	–

Swap contracts
Asset position:	16,039,609		21,069,548		10,509,094
– Interbank market	7,522,063	6,199,160	11,481,148	9,936,565	3,162,043	1,804,002
– Prefixed	1,062,820	297,229	669,312	–	587,455	–
– Foreign currency	5,840,873	–	7,177,679	–	4,897,715	–
– Reference rate – (T.R.)	818,787	712,960	803,951	698,236	779,927	779,633
– Selic	680,489	538,947	721,461	616,677	819,224	780,141
– IGP–M	51,643	–	71,734	–	131,316	–
– Other	62,934	41,380	144,263	142,264	131,414	130,485

Liability position:	15,976,175		20,842,541		10,108,851
– Interbank market	1,322,903	–	1,544,583	–	1,358,041	–
– Prefixed	765,591	–	761,882	92,570	639,112	51,657
– Foreign currency	13,440,542	7,599,669	18,012,811	10,835,132	7,842,807	2,945,092
– Reference rate – (T.R.)	105,827	–	105,715	–	294	–
– Selic	141,542	–	104,784	–	39,083	–
– IGP–M	178,216	126,573	310,767	239,033	228,585	97,269
– Other	21,554	–	1,999	–	929	–

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2006						2005

	September 30			June 30			September 30

	Related Cost	Mark-to-market adjustment value	Market value	Restated cost	Mark-to-market adjustment value	Market value	Restated cost	Mark-to-market adjustment value	Market value

Adjustment receivables –
swap	175,677	8,668	184,345	305,933	66,828	372,761	503,471	(2,751)	500,720
Receivable forward
purchases	14,398	–	14,398	–	–	–	505,590	(277)	505,313
Receivable futures sales	323,868	(93)	323,775	121,536	(61)	121,475	273,878	(107)	273,771
Premiums on
exercisable options	3,257	(1,032)	2,225	5,394	(4,184)	1,210	6,196	(3,423)	2,773
Total assets	517,200	7,543	524,743	432,863	62,583	495,446	1,289,135	(6,558)	1,282,577
Adjustment payables –
swap	(119,774)	(1,137)	(120,911)	(141,041)	(4,713)	(145,754)	(98,025)	(2,452)	(100,477)
Payable forward
purchases	(14,398)	–	(14,398)	–	–	–	(505,590)	277	(505,313)
Deliverable futures sales	(323,868)	93	(323,775)	(121,536)	61	(121,475)	(273,878)	107	(273,771)
Premiums on written
options	(54,564)	5,468	(49,096)	(127,517)	(1,798)	(129,315)	(172,504)	8,968	(163,536)
Total Liabilities	(512,604)	4,424	(508,180)	(390,094)	(6,450)	(396,544)	(1,049,997)	6,900	(1,043,097)

III) Futures, option, forward and swap contracts

	R$ thousand

	2006						2005

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September 30

Future contracts	15,598,763	4,859,003	2,828,123	6,769,297	30,055,186	35,100,292	22,001,488
Option contracts	1,243,558	3,279	14,350	–	1,261,187	1,590,095	2,293,197
Forward contracts	1,224,494	340,392	647,531	155,606	2,368,023	2,251,656	1,865,314
Swap contracts	7,513,663	1,721,793	2,616,642	4,003,166	15,855,264	20,696,787	10,008,374
Total on September 30, 2006	25,580,478	6,924,467	6,106,646	10,928,069	49,539,660
Total on June 30, 2006	29,740,808	10,828,983	7,055,180	12,013,859		59,638,830
Total on September 30, 2005	13,841,329	9,221,719	3,978,672	9,126,653			36,168,373

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts

	R$ thousand

	2006		2005

	September 30	June 30	September 30

Government bonds
National Treasury Notes	1,291,656	1,294,150	320,349
National Treasury Bills	–	93,573	1,189,320
Financial Treasury Bills	–	–	14,480
Total	1,291,656	1,387,723	1,524,149

V) Net revenue and expenses amounts

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Swap contracts	385,294	344,594	1,937,117	830,121
Forward contracts	(23,592)	(46,112)	(103,751)	(25,508)
Option contracts	10,973	65,832	18,934	(12,355)
Futures contracts	(84,351)	174,299	60,134	1,652,303
Total	288,324	538,613	1,912,434	2,444,561

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2006		2005

	September 30	June 30	September 30

CETIP (over-the-counter)	10,071,350	11,429,836	10,008,374
BM&F (floor)	39,468,310	48,208,994	26,159,999
Total	49,539,660	59,638,830	36,168,373

f) Income on securities transactions, financial income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Fixed income securities	707,043	771,851	2,357,983	2,818,036
Interbank investments (Note 7b)	1,034,494	806,624	2,732,813	2,539,009
Allocation of exchange variation of foreign branches and subsidiaries	40,551	(71,053)	(816,427)	(2,036,475)
Equity securities	11,554	24,842	99,496	(5,416)
Subtotal	1,793,642	1,532,264	4,373,865	3,315,154
Financial income on insurance, private pension plans and certificated
savings plans	1,591,834	1,622,810	5,047,213	4,749,475
Income from derivative financial instruments	288,324	538,613	1,912,434	2,444,561
Total	3,673,800	3,693,687	11,333,512	10,509,190

9) Interbank Accounts – Restricted Deposits

    a) Restricted deposits

		R$ thousand

	Remuneration	2006		2005

		September 30	June 30	September 30

Compulsory deposits – demand deposits	Not remunerated	5,519,783	5,478,248	4,580,885
Compulsory deposits – savings account deposits	Savings index	5,060,466	4,984,141	4,954,914
Additional compulsory deposits	SELIC rate	6,412,598	6,486,089	5,893,945
Restricted deposits – SFH	Reference rate – TR	402,419	400,302	264,228
Funds from rural credit	Reference rate – TR	578	578	578
Total		17,395,844	17,349,358	15,694,550

    b) Compulsory deposits

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Restricted deposits – BACEN (compulsory deposits)	325,679	319,199	986,204	1,107,780
Restricted deposits – SFH	8,874	8,296	25,467	23,358
Total	334,553	327,495	1,011,671	1,131,138

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity;
b) By type and risk level;
c) Maturity ranges and risk level;
d) Concentration of loan operations;
e) By economic activity sector;
f) Breakdown of loan operations and allowance for doubtful accounts;
g) Movement of the allowance for doubtful accounts;
h) Recovery and renegotiation; and
i) Income on loan and leasing operations.

a) By type and maturity

	R$ thousand

	Normal Course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2006				2005

							Total on September 30 (A)	% (5)	Total on June 30 (A)	% (5)	Total on September 30 (A)	% (5)

Discounted trade receivables and
other loans	8,312,218	5,287,469	4,316,034	4,747,115	4,580,225	9,502,482	36,745,543	37.4	35,514,831	37.7	31,463,483	39.9
Financings	2,226,574	1,932,542	1,756,841	5,103,103	6,978,576	13,190,364	31,188,000	31.7	29,720,401	31.5	25,842,296	32.7
Rural and agribusiness loans	751,096	407,829	332,863	480,478	1,452,181	3,605,956	7,030,403	7.2	6,530,492	6.9	5,658,080	7.2
Subtotal	11,289,888	7,627,840	6,405,738	10,330,696	13,010,982	26,298,802	74,963,946	76.3	71,765,724	76.1	62,963,859	79.8
Leasing operations	205,123	143,935	147,817	424,178	716,661	1,769,912	3,407,626	3.5	3,034,677	3.2	2,145,298	2.7
Advances on foreign exchange contracts (1)	1,127,202	946,153	1,057,897	1,551,484	781,359	–	5,464,095	5.6	5,684,648	6.0	4,639,055	5.9
Subtotal	12,622,213	8,717,928	7,611,452	12,306,358	14,509,002	28,068,714	83,835,667	85.4	80,485,049	85.3	69,748,212	88.4
Other receivables (2)	114,737	17,924	24,774	80,386	77,980	130,767	446,568	0.5	469,462	0.5	495,208	0.6
Total loan operations (3)	12,736,950	8,735,852	7,636,226	12,386,744	14,586,982	28,199,481	84,282,235	85.9	80,954,511	85.8	70,243,420	89.0
Sureties and guarantees (4)	615,156	184,318	291,333	983,974	1,785,360	9,960,080	13,820,221	14.1	13,369,000	14.2	8,673,458	11.0
Overall total on September 30, 2006	13,352,106	8,920,170	7,927,559	13,370,718	16,372,342	38,159,561	98,102,456	100.0
Overall total on June 30, 2006	12,569,628	10,520,028	7,884,000	12,763,167	15,973,431	34,613,257			94,323,511	100.0
Overall total on September 30, 2005	11,823,565	8,899,949	7,016,426	10,908,283	12,943,691	27,324,964					78,916,878	100.0

	R$ thousand

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2006				2005

						Total on September 30 (B)	% (5)	Total on June 30 (B)	% (5)	Total on September 30 (B)	% (5)

Discounted trade receivables and other loans	650,770	266,239	320,367	478,939	540,084	2,256,399	74.3	2,216,566	72.8	1,482,022	72.1
Financings	200,137	130,083	62,796	135,741	122,347	651,104	21.4	612,089	20.1	391,801	19.1
Rural and agribusiness loans	6,645	3,648	2,710	8,467	34,555	56,025	1.9	85,315	2.8	47,361	2.3
Subtotal	857,552	399,970	385,873	623,147	696,986	2,963,528	97.6	2,913,970	95.7	1,921,184	93.5
Leasing operations	8,052	5,352	2,484	5,438	5,398	26,724	0.9	21,836	0.7	11,441	0.6
Advances on foreign exchange contracts (1)	9,799	2,912	1,956	1,030	6,885	22,582	0.7	82,223	2.7	90,544	4.4
Subtotal	875,403	408,234	390,313	629,615	709,269	3,012,834	99.2	3,018,029	99.1	2,023,169	98.5
Other receivables (2)	4,120	535	439	425	17,880	23,399	0.8	25,312	0.9	31,208	1.5
Overall total on September 30, 2006 (3)	879,523	408,769	390,752	630,040	727,149	3,036,233	100.0
Overall total on June 30, 2006	832,762	447,340	382,790	597,465	782,984			3,043,341	100.0
Overall total on September 30, 2005	453,641	312,213	259,548	442,983	585,992					2,054,377	100.0

	R$ thousand

	Abnormal course

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30 (C)	2006			2005

								% (5)	Total on June 30 (C)	% (5)	Total on September 30 (C)	% (5)

Discounted trade receivables and other loans	224,857	208,369	174,921	323,621	393,592	445,956	1,771,316	37.7	1,666,507	35.8	1,042,516	35.4
Financings	193,885	176,531	168,237	443,304	650,383	1,000,188	2,632,528	56.1	2,597,718	55.9	1,821,370	61.8
Rural and agribusiness loans	3,147	2,067	1,235	2,021	7,860	118,656	134,986	2.9	249,698	5.4	27,309	0.9
Subtotal	421,889	386,967	344,393	768,946	1,051,835	1,564,800	4,538,830	96.7	4,513,923	97.1	2,891,195	98.1
Leasing operations	6,620	5,303	5,509	16,150	29,271	78,251	141,104	3.0	121,231	2.6	51,716	1.8
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	428,509	392,270	349,902	785,096	1,081,106	1,643,051	4,679,934	99.7	4,635,154	99.7	2,942,911	99.9
Other receivables (2)	4,850	356	482	1,023	1,696	6,316	14,723	0.3	10,442	0.3	3,548	0.1
Total loan operations (3)	433,359	392,626	350,384	786,119	1,082,802	1,649,367	4,694,657	100.0	4,645,596	100.0	2,946,459	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on September 30, 2006	433,359	392,626	350,384	786,119	1,082,802	1,649,367	4,694,657	100.0
Overall total on June 30, 2006	433,305	395,360	353,761	792,091	1,063,893	1,607,186			4,645,596	100.0
Overall total on September 30, 2005	263,629	240,863	215,788	534,805	712,885	978,489					2,946,459	100.0

	R$ thousand

	Overall total

	2006				2005

	Total on September 30 (A+B+C)	% (5)	Total on June 30 (A+B+C)	% (5)	Total on September 30 (A+B+C)	% (5)

Discounted trade receivables and other loans	40.773,258	38.5	39,397,904	38.6	33,988,021	40.5
Financings	34,471,632	32.6	32,930,208	32.3	28,055,467	33.5
Rural and agribusiness loans	7,221,414	6.8	6,865,505	6.7	5,732,750	6.8
Subtotal	82,466,304	77.9	79,193,617	77.6	67,776,238	80.8
Leasing operations	3,575,454	3.4	3,177,744	3.1	2,208,455	2.6
Advances on foreign exchange contracts (1)	5,486,677	5.2	5,766,871	5.7	4,729,599	5.6
Subtotal	91,528,435	86.5	88,138,232	86.4	74,714,292	89.0
Other receivables (2)	484,690	0.4	505,216	0.5	529,964	0.7
Total loan operations (3)	92,013,125	86.9	88,643,448	86.9	75,244,256	89.7
Sureties and guarantees (4)	13,820,221	13.1	13,369,000	13.1	8,673,458	10.3
Overall total on September 30, 2006	105,833,346	100.0
Overall total on June 30, 2006			102,012,448	100.0
Overall total on September 30, 2005					83,917,714	100.0
(1)	Advances on foreign exchange contracts are recorded as a reduction of the “Other liabilities” account;
(2)
“Other receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;

(3)
Total loan operations includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$2,486,180 thousand, including Amex Brasil R$75,323 thousand (June 30, 2006 – R$2,362,783 thousand and September 30, 2005 – R$1,692,958 thousand). Other receivables relating to credit cards in the amount of R$4,463,901 thousand, including Amex Brasil R$1,203,138 thousand (June 30, 2006 - R$4,463,901 thousand and September 30, 2005 - R$2,205,293 thousand) are classified in the “Other Receivables – Sundry” account and presented in Note 11b;

(4)	Amounts recorded in memorandum account, which include R$3,280,421 thousand referred to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5)	Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

Loan Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2006				2005

										Total on September 30%		Total on June 30%		Total on September 30%

Discounted trade receivables and other loans	8,326,612	19,327,576	2,825,389	5,738,459	922,953	556,752	412,952	484,466	2,178,099	40,773,258	44.3	39,397,904	44.5	33,988,021	45.2
Financings	5,077,517	18,383,576	3,268,435	6,180,984	396,290	195,762	164,590	130,879	673,599	34,471,632	37.5	32,930,208	37.1	28,055,467	37.3
Rural and agribusiness
loans	287,946	2,868,070	1,015,674	2,334,258	333,627	52,861	77,235	164,528	87,215	7,221,414	7.8	6,865,505	7.7	5,732,750	7.6
Subtotal	13,692,075	40,579,222	7,109,498	14,253,701	1,652,870	805,375	654,777	779,873	2,938,913	82,466,304	89.6	79,193,617	89.3	67,776,238	90.1
Leasing operations	217,621	1,124,715	796,765	1,284,064	41,175	17,970	23,496	7,886	61,762	3,575,454	3.9	3,177,744	3.6	2,208,455	2.9
Advances on foreign
exchange contracts	3,635,145	808,402	695,285	319,103	16,383	1,554	3,153	212	7,440	5,486,677	6.0	5,766,871	6.5	4,729,599	6.3
Subtotal	17,544,841	42,512,339	8,601,548	15,856,868	1,710,428	824,899	681,426	787,971	3,008,115	91,528,435	99.5	88,138,232	99.4	74,714,292	99.3
Other receivables	124,922	131,763	110,554	68,340	22,927	2,298	409	166	23,311	484,690	0.5	505,216	0.6	529,964	0.7
Total loan operations
on September 30, 2006	17,669,763	42,644,102	8,712,102	15,925,208	1,733,355	827,197	681,835	788,137	3,031,426	92,013,125	100.0
%	19.2	46.3	9.5	17.3	1.9	0.9	0.7	0.9	3.3	100.0
Total loan operations
on June 30, 2006	16,658,987	41,178,371	8,455,342	15,653,835	1,768,855	753,419	714,445	756,379	2,703,815			88,643,448	100.0
%	18.8	46.4	9.5	17.7	2.0	0.8	0.8	0.9	3.1			100.0
Total loan operations
on September 30,
2005	14,429,051	35,941,965	6,210,492	13,485,510	1,496,249	474,471	570,530	547,196	2,088,792					75,244,256	100.0
%	19.2	47.8	8.2	17.9	2.0	0.6	0.8	0.7	2.8					100.0

c) Maturity ranges and risk level
	R$ thousand

	Risk Levels

	Abnormal Course Operations

	AA	A	B	C	D	E	F	G	H	2006				2005

										Total on September 30%		Total on June 30%		Total on September 30%

Installments Falling
Due	–	–	1,236,834	1,223,369	501,611	346,640	250,778	263,931	871,494	4,694,657	100.0	4,645,596	100.0	2,946,459	100.0
01 to 30	–	–	123,486	123,424	45,121	28,226	19,976	18,333	74,793	433,359	9.2	433,305	9.3	263,629	8.9
31 to 60	–	–	112,667	109,292	37,468	26,044	19,168	17,427	70,560	392,626	8.4	395,360	8.5	240,863	8.2
61 to 90	–	–	96,869	97,758	32,653	23,357	17,273	19,516	62,958	350,384	7.5	353,761	7.6	215,788	7.3
91 to 180	–	–	211,717	204,084	80,987	55,917	41,843	37,044	154,527	786,119	16.7	792,091	17.1	534,805	18.2
181 to 360	–	–	286,131	287,977	111,299	74,335	57,049	49,011	217,000	1,082,802	23.1	1,063,893	22.9	712,885	24.2
Over 360	–	–	405,964	400,834	194,083	138,761	95,469	122,600	291,656	1,649,367	35.1	1,607,186	34.6	978,489	33.2

Past Due Installments	–	–	179,517	348,767	257,074	243,353	231,811	323,556	1,452,155	3,036,233	100.0	3,043,341	100.0	2,054,377	100.0
01 to 14	–	–	31,044	99,749	54,630	41,971	34,155	35,815	118,782	416,146	13.7	318,112	10.5	99,382	4.8
15 to 30	–	–	141,308	103,550	44,218	21,721	16,124	88,503	47,953	463,377	15.3	514,650	16.9	354,259	17.2
31 to 60	–	–	6,474	140,220	77,916	50,069	28,703	23,365	82,022	408,769	13.5	447,340	14.7	312,213	15.2
61 to 90	–	–	691	2,504	74,975	61,225	50,272	38,358	162,727	390,752	12.9	382,790	12.6	259,548	10.7
91 to 180	–	–	–	2,744	5,335	66,761	100,921	135,970	318,309	630,040	20.7	597,465	19.6	442,983	21.6
181 to 360	–	–	–	–	–	1,606	1,636	1,545	660,146	664,933	21.9	625,090	20.5	486,520	23.7
Over 360	–	–	–	–	–	–	–	–	62,216	62,216	2.0	157,894	5.2	99,472	6.8
Subtotal	–	–	1,416,351	1,572,136	758,685	589,993	482,589	587,487	2,323,649	7,730,890		7,688,937		5,000,836

Specific provision	–	–	14,163	47,164	75,857	176,998	241,294	411,241	2,323,649	3,290,366		3,053,611		2,053,414

	R$ thousand

	Risk Levels

	Normal Course Operations

	AA	A	B	C	D	E	F	G	H	2006				2005

										Total on September 30%		Total on June 30%		Total on September 30%

Installments Falling
Due	17,669,763	42,644,102	7,295,751	14,353,072	974,670	237,204	199,246	200,650	707,777	84,282,235	100.0	80,954,511	100.0	70,243,420	100.0
01 to 30	2,404,380	7,329,407	733,468	1,999,331	132,286	29,571	17,618	13,468	77,421	12,736,950	15.1	12,261,374	15.2	11,506,499	16.4
31 to 60	1,556,594	4,668,038	738,687	1,626,272	61,121	16,748	10,380	7,652	50,360	8,735,852	10.4	9,233,020	11.4	8,550,975	12.2
61 to 90	1,446,750	4,007,494	677,913	1,379,624	47,453	14,396	8,472	6,444	47,680	7,636,226	9.1	7,218,791	8.9	6,828,513	9.7
91 to 180	3,188,380	5,994,438	1,193,780	1,769,110	88,042	31,980	22,218	13,183	85,613	12,386,744	14.7	11,938,578	14.7	10,052,622	14.3
181 to 360	3,069,450	7,589,531	1,124,764	2,388,072	131,001	46,116	26,624	24,675	186,749	14,586,982	17.3	14,459,098	17.9	12,070,269	17.2
Over 360	6,004,209	13,055,194	2,827,139	5,190,663	514,767	98,393	113,934	135,228	259,954	28,199,481	33.4	25,843,650	31.9	21,234,542	30.2
Generic Provision		213,221	72,958	430,587	97,467	71,161	99,623	140,455	707,777	1,833,249		1,699,872		1,641,987
Overall total on
September 30, 2006	17,669,763	42,644,102	8,712,102	15,925,208	1,733,355	827,197	681,835	788,137	3,031,426	92,013,125
Existing provision		213,899	112,597	786,333	454,921	404,881	460,831	750,305	3,031,426	6,215,193
Minimum required
provision		213,221	87,121	477,751	173,324	248,159	340,917	551,696	3,031,426	5,123,615
Additional provision		678	25,476	308,582	281,597	156,722	119,914	198,609	–	1,091,578
Overall total on
June 30, 2006	16,658,987	41,178,371	8,455,342	15,653,835	1,768,855	753,419	714,445	756,379	2,703,815			88,643,448
Existing provision	–	206,539	110,195	779,244	466,678	368,753	483,078	714,896	2,703,815			5,833,198
Minimum required
provision	–	205,901	84,553	469,614	176,886	226,026	357,222	529,466	2,703,815			4,753,483
Additional provision	–	638	25,642	309,630	289,792	142,727	125,856	185,430	–			1,079,715
Overall total on
September 30, 2005	14,429,051	35,941,965	6,210,492	13,485,510	1,496,249	474,471	570,530	547,196	2,088,792					75,244,256	100.0
Existing provision	–	180,183	82,622	873,818	351,691	215,652	370,456	483,899	2,088,792					4,647,113
Minimum required
provision	–	179,683	62,096	404,563	149,625	142,341	285,264	383,037	2,088,792					3,695,401
Additional provision	–	500	20,526	469,255	202,066	73,311	85,192	100,862	–					951,712

d) Concentration of loan operations

						R$ thousand

	2006				2005

	September	%	June	%	September	%
	30		30		30

Largest borrower	725,312	0.8	830,072	0.9	835,324	1.1
10 largest borrowers	5,194,987	5.6	5,528,995	6.2	5,787,557	7.7
20 largest borrowers	8,662,278	9.4	8,808,448	9.9	8,483,477	11.3
50 largest borrowers	15,367,275	16.7	14,741,232	16.6	13,169,902	17.5
100 largest borrowers	20,813,853	22.6	20,085,447	22.7	17,232,118	22.9

e) By economic activity sector

						R$ thousand

	2006				2005

	September	%	June	%	September	%
	30		30		30

Public Sector	963,228	1.0	1,065,490	1.2	795,090	1.1
Federal Government	510,386	0.5	465,095	0.5	321,265	0.5
Petrochemical	332,762	0.3	265,367	0.3	210,784	0.3
Financial intermediary	157,491	0.2	158,667	0.2	103,850	0.2
Production and distribution of electric power	20,133	–	41,061	–	6,631	–
State Government	449,878	0.5	597,364	0.7	470,312	0.6
Production and distribution of electric power	449,878	0.5	597,364	0.7	470,312	0.6
Municipal Government	2,964	–	3,031	–	3,513	–
Direct administration	2,964	–	3,031	–	3,513	–
Private sector	91,049,897	99.0	87,577,958	98.8	74,449,166	98.9
Manufacturing	22,789,513	24.8	21,069,498	23.8	18,849,108	25.1
Food and beverage	5,105,029	5.6	4,921,817	5.6	4,544,590	6.0
Steel, metallurgical and mechanical	3,301,174	3.6	3,403,093	3.9	2,533,947	3.4
Chemical	3,076,633	3.3	2,364,785	2.7	2,045,417	2.7
Light and heavy vehicles	2,121,901	2.3	1,698,536	1.9	2,553,507	3.4
Pulp and paper	1,864,883	2.0	1,498,514	1.7	940,723	1.3
Textiles and clothing	1,058,853	1.2	1,046,438	1.2	920,040	1.2
Rubber and plastic articles	953,343	1.0	925,147	1.0	730,538	1.0
Extraction of metallic and non-metallic ores	919,616	1.0	836,888	0.9	651,117	0.9
Electric and electronic products	685,090	0.7	738,369	0.8	742,888	1.0
Furniture and wood products	649,399	0.7	630,088	0.7	626,377	0.8
Automotive parts and accessories	572,468	0.6	627,907	0.7	477,464	0.6
Leather articles	447,265	0.5	376,288	0.4	325,554	0.4
Non-metallic materials	443,224	0.5	451,186	0.5	364,910	0.5
Publishing, printing and reproduction	421,316	0.5	412,485	0.5	507,532	0.7
Oil refining and production of alcohol	329,999	0.4	309,789	0.3	322,842	0.4
Other industries	839,320	0.9	828,168	1.0	561,662	0.8
Commerce	13,143,583	14.3	12,944,894	14.5	11,324,244	15.0
Products in specialty stores	3,346,003	3.7	3,288,118	3.7	2,964,146	3.9
Food products, beverage and tobacco	1,655,603	1.8	1,581,556	1.8	1,243,715	1.7
Grooming and household articles	1,135,955	1.2	1,008,144	1.1	881,361	1.2
Non-specialized retailer	1,129,152	1.2	1,059,582	1.2	853,842	1.1
Self-propelled vehicles	939,227	1.0	835,071	0.9	763,664	1.0
Clothing and footwear	865,846	1.0	864,382	1.0	688,448	0.9
Residues and scrap	763,261	0.8	983,356	1.1	839,774	1.1
Wholesale of goods in general	733,008	0.8	794,726	0.9	740,899	1.0
Repair, parts and accessories for self-
propelled vehicles	694,978	0.8	659,598	0.7	600,051	0.8
Fuel	607,298	0.7	613,117	0.7	548,742	0.7
Agricultural and farming products	562,434	0.6	658,626	0.7	505,716	0.7
Trade intermediary	402,606	0.4	349,700	0.4	448,487	0.6
Other commerce	308,212	0.3	248,918	0.3	245,399	0.3

	R$ thousand

	2006				2005

	September	%	June	%	September	%
	30		30		30

Financial intermediaries	756,622	0.8	321,080	0.4	235,744	0.3
Services	14,319,164	15.6	14,508,657	16.4	12,363,122	16.4
Transport and storage	4,211,185	4.6	4,132,768	4.7	3,309,180	4.4
Real estate activities, rentals and
corporate services	2,270,268	2.5	2,157,481	2.4	1,878,036	2.5
Civil construction	1,974,891	2.1	1,772,340	2.0	1,641,535	2.2
Production and distribution of
electric power, gas and water	1,662,164	1.8	1,787,917	2.0	937,146	1.2
Social services, education, health, defense
and social security	977,286	1.1	965,898	1.1	799,051	1.1
Telecommunications	928,009	1.0	1,014,255	1.1	1,441,912	1.9
Clubs, leisure, cultural and sports activities	460,545	0.5	547,058	0.7	510,577	0.7
Holding companies, legal, accounting and
business advisory services	441,072	0.5	522,704	0.6	464,408	0.6
Hotel and catering	386,108	0.4	371,342	0.4	291,441	0.4
Other services	1,007,636	1.1	1,236,894	1.4	1,089,836	1.4
Agribusiness, fishing, forestry
development and management	1,207,266	1.3	1,174,424	1.3	1,088,037	1.4
Individuals	38,833,749	42.2	37,559,405	42.4	30,588,911	40.7
Total	92,013,125	100.0	88,643,448	100.0	75,244,256	100.0

f) Breakdown of loan operations and allowance for doubtful accounts

								R$ thousand

	Portfolio balance

	Abnormal course						2006		2005

Risk level
			Total –	Normal –			%	%	%
	Past due	Falling due	abnormal	course	Total	%	September	June	September
			course				30	30	30
							YTD	YTD	YTD

AA	–	–	–	17,669,763	17,669,763	19.2	19.2	18.8	19.2
A	–	–	–	42,644,102	42,644,102	46.3	65.5	65.2	67.0
B	179,517	1,236,834	1,416,351	7,295,751	8,712,102	9.5	75.0	74.7	75.2
C	348,767	1,223,369	1,572,136	14,353,072	15,925,208	17.3	92.3	92.4	93.1
Subtotal	528,284	2,460,203	2,988,487	81,962,688	84,951,175	92.3
D	257,074	501,611	758,685	974,670	1,733,355	1.9	94.2	94.4	95.1
E	243,353	346,640	589,993	237,204	827,197	0.9	95.1	95.2	95.7
F	231,811	250,778	482,589	199,246	681,835	0.7	95.8	96.0	96.5
G	323,556	263,931	587,487	200,650	788,137	0.9	96.7	96.9	97.2
H	1,452,155	871,494	2,323,649	707,777	3,031,426	3.3	100.0	100.0	100.0
Subtotal	2,507,949	2,234,454	4,742,403	2,319,547	7,061,950	7.7
Total on September 30, 2006	3,036,233	4,694,657	7,730,890	84,282,235	92,013,125	100.0
%	3.3	5.1	8.4	91.6	100.0
Total on June 30, 2006	3,043,341	4,645,596	7,688,937	80,954,511	88,643,448
%	3.5	5.2	8.7	91.3	100.0
Total on September 30, 2005	2,054,377	2,946,459	5,000,836	70,243,420	75,244,256
%	2.7	3.9	6.6	93.4	100.0

	R$ thousand

	Provision

	Minimum requirement						Additional	Existing	2006		2005

Risk level		Specific			Generic	Total			%	%	%

	% minimum								on	on	on
	required	Past	Falling	Total					September	June	September
	provision	due	due	specific					30	30	30
									(1)	(1)	(1)

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	213,221	213,221	678	213,899	0.5	0.5	0.5
B	1.0	1,795	12,368	14,163	72,958	87,121	25,476	112,597	1.3	1.3	1.3
C	3.0	10,463	36,701	47,164	430,587	477,751	308,582	786,333	4.9	5.0	6.5
Subtotal		12,258	49,069	61,327	716,766	778,093	334,736	1,112,829	1.3	1.3	1.6
D	10.0	25,707	50,150	75,857	97,467	173,324	281,597	454,921	26.2	26.4	23.5
E	30.0	73,006	103,992	176,998	71,161	248,159	156,722	404,881	48.9	48.9	45.5
F	50.0	115,905	125,389	241,294	99,623	340,917	119,914	460,831	67.6	67.6	64.9
G	70.0	226,489	184,752	411,241	140,455	551,696	198,609	750,305	95.2	94.5	88.4
H	100.0	1,452,155	871,494	2,323,649	707,777	3,031,426	–	3,031,426	100.0	100.0	100.0
Subtotal		1,893,262	1,335,777	3,229,039	1,116,483	4,345,522	756,842	5,102,364	72.3	70.7	67.8
Total on
September 30,
2006		1,905,520	1,384,846	3,290,366	1,833,249	5,123,615	1,091,578	6,215,193	6.8
%		30.6	22.3	52.9	29.5	82.4	17.6	100.0
Total on
June 30, 2006		1,815,078	1,238,533	3,053,611	1,699,872	4,753,483	1,079,715	5,833,198		6.6
%		31.1	21.2	52.3	29.2	81.5	18.5	100.0
Total on
September 30,
2005		1,261,178	792,236	2,053,414	1,641,987	3,695,401	951,712	4,647,113			6.2
%		27.1	17.1	44.2	35.3	79.5	20.5	100.0
(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for doubtful accounts

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Opening Balance	5,833,198	5,315,225	4,958,649	4,145,557
– Specific provision (1)	3,053,611	2,702,997	2,287,589	1,785,474
– Generic provision (2)	1,699,872	1,580,211	1,657,570	1,434,610
– Additional provision (3)	1,079,715	1,032,017	1,013,490	925,473
Amount recorded	1,168,044	1,115,986	3,222,472	1,736,646
Amount written-off	(786,049)	(688,434)	(2,067,493)	(1,235,090)
Balance derived from acquired institutions (4)	–	90,421	101,565	–
Closing balance	6,215,193	5,833,198	6,215,193	4,647,113
– Specific provision (1)	3,290,366	3,053,611	3,290,366	2,053,414
– Generic provision (2)	1,833,249	1,699,872	1,833,249	1,641,987
– Additional provision (3)	1,091,578	1,079,715	1,091,578	951,712

(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)
The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of required provision established by CMN Resolution 2682.
The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and

(4)	Comprises Banco BEC S.A. and Amex Brasil (Notes 1 and 4).

h) Recovery and renegotiation

Expense for allowance for doubtful accounts, net of recoveries of written-off credits.

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Amount recorded	1,168,044	1,115,986	3,222,472	1,736,646
Amount recovered (1)	(165,749)	(145,702)	(440,640)	(489,212)
Expense net of recoveries	1,002,295	970,284	2,781,832	1,247,434
(1) Classified in income on loan operations (Note 10i).

Movement of renegotiated portfolio

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Opening balance	2,370,270	2,121,992	2,020,341	1,714,589
– Amount renegotiated	728,106	720,389	1,963,322	1,295,319
– Amount received	(379,828)	(342,778)	(1,017,631)	(813,350)
– Amount written-off	(124,236)	(129,333)	(371,719)	(327,270)
Closing balance	2,594,312	2,370,270	2,594,313	1,869,288
Allowance for doubtful accounts	1,602,829	1,454,527	1,602,829	1,148,161
Percentage on portfolio	61.8%	61.4%	61.8%	61.4%

i) Income on loan and leasing operations

	R$ Mil

	2006			2005

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Discounted trade receivables and other loans	3,034,072	2,992,937	8,794,753	6,979,205
Financings	1,856,255	1,879,171	5,474,375	4,232,723
Rural and agribusiness loans	175,602	169,575	501,428	395,978
Subtotal	5,065,929	5,041,683	14,770,556	11,607,906
Recovery of credits written-off as loss	165,749	145,702	440,640	489,212
Allocation of exchange variation of foreign branches and subsidiaries	26,408	(20,571)	(268,830)	(613,126)
Subtotal	5,258,086	5,166,814	14,942,366	11,483,992
Leasing, net of expenses	172,814	149,154	454,333	308,486
Total	5,430,900	5,315,968	15,396,699	11,792,478

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2006		2005

	September	June	September
	30	30	30

Assets – other receivables
Exchange purchases pending settlement	7,008,563	7,828,104	5,835,072
Foreign exchange acceptances and term documents in foreign currencies	3,375	5,173	8,037
Exchange sale receivables	1,732,821	2,503,503	2,527,150
(-) Advances in local currency received	(205,479)	(285,760)	(279,521)
Income receivable on advances granted	81,022	72,295	49,689
Total	8,620,302	10,123,315	8,140,427
Liabilities – other liabilities
Exchange sales pending settlement	1,732,315	2,476,435	2,516,730
Exchange purchase payables	7,028,848	7,956,640	6,237,754
(-) Advances on foreign exchange contracts	(5,486,677)	(5,766,871)	(4,729,599)
Others	15,736	12,603	17,265
Total	3,290,222	4,678,807	4,042,150
Net foreign exchange portfolio	5,330,080	5,444,508	4,098,277
Memorandum accounts
Imports loans	201,528	174,981	163,487
Confirmed exports loans	35,223	25,517	37,517

Exchange Results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Foreign exchange result	167,557	349,797	631,596	320,810
Adjustments:
– Income on foreign currency financing (1)	22,310	81,193	117,937	33,224
– Income on export financing (1)	15,524	11,491	37,796	5,441
– Income on foreign investments (2)	32,297	78,188	146,986	62,826
– Expenses from foreign securities (3)	–	–	–	(4,546)
– Expenses from liabilities with foreign bankers (4) (Note 17c)	(151,380)	(504,275)	(708,870)	(163,839)
– Others	9,383	69,696	29,541	(83,816)
Total adjustments	(71,866)	(263,707)	(376,610)	(150,710)
Adjusted foreign exchange operations result	95,691	86,090	254,986	170,100

(1)	Classified in the “Income on loan operations” account;
(2)	Demonstrated in the “Income on securities transactions” account;
(3)	Presented in the “Expenses from federal funds purchased and securities sold under agreements to repurchase” account; and
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in the “Expenses for borrowings and onlendings” account.

b) Sundry

	R$ thousand

	2006		2005

	September	June	September
	30	30	30

Tax credits (Note 34c)	7,116,622	6,072,231	6,318,730
Credit card operations (1)	4,463,901	4,406,930	2,205,293
Borrowers by escrow	3,593,509	3,167,264	2,229,979
Prepaid taxes	822,672	827,470	583,838
Sundry borrowers	570,634	326,207	396,038
Receivable securities and credits	518,771	692,771	408,029
Payments to be reimbursed	487,758	443,555	459,332
Borrowers due to purchase of assets	240,891	270,627	279,327
Others	188,596	223,910	136,690
Total	18,003,354	16,430,965	13,017,256
(1) The increase in the last 12 months is, substantially, due to Amex Brasil operations in the amount of R$ 1,203,138 thousand (Note 1).

12) Other Assets

a) Non-operating assets/Others

	R$ thousand

	Cost	Provission for losses	Residual value

			2006		2005

			September	June	September
			30	30	30

Real estate	170,859	(61,327)	109,532	117,887	135,236
Goods subject to special conditions	92,292	(92,292)	–	–	–
Vehicles and similar	82,221	(25,529)	56,692	62,920	51,849
Inventories/storehouse	16,736	–	16,736	19,257	22,126
Machinery and equipment	10,766	(7,009)	3,757	2,374	2,017
Others	7,469	(6,340)	1,129	452	7,271
Total on September 30, 2006	380,343	(192,497)	187,846
Total on June 30, 2006	394,764	(191,874)		202,890
Total on September 30, 2005	428,191	(209,692)			218,499

b) Prepaid expenses

	R$ thousand

	2006		2005

	September	June	September
	30	30	30

Commission on the placement of financing	782,151	751,380	529,426
Exclusive partnership agreement in the rendering of banking services	301,516	280,577	244,971
Insurance selling expenses	277,776	257,715	274,712
Insurance expense on funding abroad	76,103	82,491	97,552
Advertising expenses	60,681	64,571	58,224
Others	187,296	105,618	88,293
Total	1,685,523	1,542,352	1,293,178

13)Investments

a) Movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements

	R$ thousand

Investments in foreign branches and subsidiaries	Balance on 12.31.2005	Movement in the period (1)	Balance on 9.30.2006	Balance on 6.30.2006	Balance on 9.30.2005

Banco Bradesco S.A. Grand Cayman Branch	5,842,819	(64,144)	5,778,675	5,436,363	4,243,935
Banco Bradesco S.A. New York Branch	348,461	(10,462)	337,999	330,968	326,284
Banco Bradesco Luxembourg S.A.	318,776	(10,827)	307,949	301,906	298,414
Bradport SGPS, Sociedade Unipessoal, Lda	294,855	102,975	397,830	399,376	284,487
Cidade Capital Markets Limited	75,261	(2,483)	72,778	71,214	70,764
Bradesco Securities, Inc	52,747	(4,057)	48,690	47,988	50,501
Banco Bradesco Argentina S.A.	38,946	(2,807)	36,139	35,273	37,433
Bradesco Argentina de Seguros S.A.	14,691	(3,257)	11,434	12,615	11,823
Bradesco International Health Service, Inc.	231	(52)	179	213	219
Banco Boavista S.A. Nassau Branch	19,773	(796)	18,977	18,683	18,720
Imagra Overseas Ltd. (2)	–	1,876	1,876	–	–
Total	7,006,560	5,966	7,012,526	6,654,599	5,342,580

(1)
Represented by exchange loss variation in the amount of R$474,784 thousand, equity accounting in the amount of R$325,068 thousand, mark-to-market adjustment on securities available for sale in the amount of R$49,897 thousand, capital increase in May 2006 in Bradport SGPS, Sociedade Unipessoal Lda, in the amount of R$103,908 thousand and new acquisition in the amount of R$1,877 thousand; and

(2)	Company acquired in June 2006 (Note1).

b) Breakdown of investments in the consolidated financial statements

Affiliated Companies	R$ thousand

	2006		2005

	September	June	September
	30	30	30

• IRB – Brasil Resseguros S.A.	351,759	346,871	342,358
• Bradesco Templeton Asset Management Ltda. (1)	–	32,604	35,587
• BES Investimento do Brasil S.A. – Banco de Investimento	21,738	20,425	24,212
• NovaMarlim Participações S.A.	17,810	17,769	19,004
• Marlim Participações S.A.	12,508	12,707	18,508
• Others	550	547	1,044
Total in affiliated companies	404,365	430,923	440,713
– Tax incentives	325,581	325,631	334,442
– Banco Espírito Santo S.A.	397,593	399,121	272,769
Other investments	292,741	289,532	330,707
Provision for:
Tax incentives	(279,667)	(279,680)	(275,151)
Other investments	(121,186)	(120,695)	(65,440)
Overall total consolidated investments	1,019,427	1,044,832	1,038,040
(1) Company was sold in July 2006.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded, in the period ended September 30, 2006, to R$42,067 thousand (September, 30, 2005 – R$ 68,869 thousand), 3Q06 to R$7,587 thousand (2Q06 to R$29,786 thousand).

	R$ thousand

Companies	Capital Stock	Adjusted shareholder's equity	No. of stocks/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (6)

							2006			2005

			Common	Preferred			3rd Qtr.	2nd Qtr.	September 30 YTD	September 30 YTD

IRB-Brasil Resseguros S.A. (1)	750,000	1,710,295	–	212	21.24%	23,013	4,888	–	4,888	58,165
American BankNote S.A. (3)	–	–	–	–	–	–	–	689	2,112	7,491
NovaMarlim Participações S.A. (1)	112,613	103,715	22,100	–	17.17%	26,319	821	2,629	4,519	1,689
Marlim Participações S.A. (1)	88,069	105,683	10,999	21,998	11.84%	36,056	333	1,779	4,269	1,047
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	46,468	108,690	15,985	–	19.99%	14,522	1,313	1,435	2,903	2,690
Bradesco Templeton Asset Management Ltda. (5)	–	–	–	–	–	–	208	23,419	23,627	–
UGB Participações S.A. (2)	–	–	–	–	–	–	–	–	–	(1,401)
CP Cimento e Participações S.A.(4)	–	–	–	–	–	–	–	–	–	(391)
Other companies							24	(165)	(251)	(421)
Total of non-consolidated investees							7,587	29,786	42,067	68,869
(1)	Data related to August 31, 2006;
(2)	Investment sold in February 28, 2005;
(3)	Company partially sold in May 2006 and the investment transferred to Current Assets in June 2006;
(4)	Investment sold in April 7, 2005;
(5)	Investment sold in July 31, 2006; and
(6)
Adjustment resulting from evaluation: considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, when applicable.

14) Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost plus restatements. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2006		2005

				September	June	September
				30	30	30

Real estate in use:
– Buildings	4%	647,738	(351,437)	296,301	348,230	354,108
– Land	–	415,210	–	415,210	407,440	470,080
Facilities, furniture and equipment in use	10%	2,201,695	(1,313,829)	887,866	877,702	790,489
Security and communications systems	10%	135,046	(86,764)	48,282	48,806	48,242
Data processing systems	20 to 50%	1,610,037	(1,206,632)	403,405	379,348	369,651
Transport systems	20%	23,578	(15,203)	8,375	9,384	7,851
Construction in progress	–	7,589	–	7,589	4,490	2,856
Subtotal	–	5,040,893	(2,973,865)	2,067,028	2,075,400	2,043,277
Leased Assets	–	33,238	(18,129)	15,109	15,911	10,760
Total on September 30, 2006		5,074,131	(2,991,994)	2,082,137
Total on June 30, 2006		5,075,223	(2,983,912)		2,091,311
Total on September 30, 2005		4,882,266	(2,828,229)			2,054,037

Property, plant and equipment in use of Bradesco Organization present an unrecorded increment of R$1,113,576 thousand (June 30, 2006 – R$1,108,382 thousand and September 30, 2005 – R$909,418 thousand) based on appraisal reports prepared by independent experts in 2006, 2005 and 2004.

The fixed assets to stockholders’ equity ratio, in relation to consolidated reference stockholders’ equity, reached 11.89% (June 30, 2006 – 16.40% and September 30, 2005 – 18.37%), on the consolidated basis and 46.04% (June 30, 2006 – 48.03% and September 30, 2005 – 42.76%) on the consolidated financial basis, within the maximum 50% limit.

The difference between the fixed assets to stockholders’ equity ratio of the Operating and Economic-Financial Consolidated results from the inclusion of the non-financial subsidiaries which have a high liquidity and a low fixed assets to stockholders’ equity level, with the consequent reduction of the fixed assets to stockholders’ equity ratio of the Economic-Financial Consolidated and enabling, when necessary, the distribution of funds to financial companies.

15) Deferred Charges

a) Goodwill

	R$ thousand

	2006	2005

	June	September
	30	30

Tempo Serviços Ltda. (1)	819,801	–
Banco BEC S.A. (2)	606,097	–
Banco Zogbi S.A.	145,850	188,193
Banco Alvorada S.A.	138,011	152,976
Bradesplan Participações S.A.(3)	80,514	–
Banco BCN S.A.	–	182,529
Banco Mercantil de São Paulo S.A.	–	69,339
Morada Serviços Financeiros Ltda.	58,866	70,639
Banco Cidade S.A.	–	64,941
Bankpar Participações Ltda. (1)	42,253	–
Promovel Empreendimentos e Serviços Ltda.	34,533	44,558
Bradesco Leasing S.A. Arrendamento Mercantil	28,513	33,914
Cia. Leader de Investimento	18,411	19,931
Banco Boavista Interatlântico S.A.	9,848	24,619
Others	71,924	51,884
Total goodwill	2,054,621	903,523
(1)	Company acquired in June 2006 (Note 1);
(2)	Company consolidated as from January 2006 (Note 1); and
(3)	Company acquired in May 2006 (Note 1).

In the quarter ended on September 30, 2006, the existing goodwill was reviewed by the Management Bodies and according to the Board of Directors’ resolution as of September 18, 2006 and purpose of notice to shareholders on this same date, the referred goodwill, which corresponded to R$2,108,723 thousand, was fully amortized. The Board of Directors’ proposals of this date were approved by the Special Stockholders’ Meeting held on October 5, 2006. The referred amortized goodwill fully corresponds to the amount of R$2,054,621 thousand of the balance of June 2006 plus R$54,102 thousand resulting mainly from goodwill complement in the acquisition of Amex Brasil.

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2006		2005

			September	June	September
			30	30	30

Systems development	1,499,371	(889,974)	609,397	584,579	529,305
Other deferred expenditures	34,425	(32,047)	2,378	3,086	5,409
Total on September 30, 2006	1,533,796	(922,021)	611,775
Total on June 30, 2006	1,471,572	(883,907)		587,665
Total on September 30, 2005	1,267,542	(732,828)			534,714

16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds From Issuance of Securities

a) Deposits

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

• Demand deposits (1)	17,598,600	–	–	–	17,598,600	16,645,884	14,773,886
• Savings deposits (1)	25,415,133	–	–	–	25,415,133	24,834,740	24,791,357
• Interbank deposits	172,912	–	–	–	172,912	162,763	88,791
• Time deposits	2,854,055	3,654,479	4,377,123	24,490,025	35,375,682	36,435,005	31,262,357
• Other deposits (2)	290,841	–	–	–	290,841	277,429	179,106
Total on September 30, 2006	46,331,541	3,654,479	4,377,123	24,490,025	78,853,168
%	58.8	4.6	5.6	31.0	100.0
Total on June 30, 2006	47,441,121	3,309,528	4,215,165	23,390,007		78,355,821
%	60.5	4.2	5.4	29.9		100.0
Total on September 30, 2005	43,802,039	4,051,955	3,290,527	19,950,976			71,095,497
%	61.6	5.7	4.6	28.1			100.0
(1)	Classified as up to 30 days without considering average historical turnover; and
(2)	Deposits for investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

Own portfolio	1,089,325	2,097,278	1,039,829	14,967,873	19,194,305	14,138,646	8,712,255
• Government bonds	84,349	67,234	16,824	8,391	176,798	97,342	299,891
• Private securities – CDB	–	102,777	–	386,925	489,702	473,046	332,400
• Debentures of own issuance	163,952	1,278,769	1,023,005	14,572,557	17,038,283	12,644,092	6,923,407
• Foreign	841,024	648,498	–	–	1,489,522	924,166	1,156,557
Third party portfolio (1)	17,067,469	–	–	–	17,067,469	14,541,625	15,818,740
Unrestricted notes portfolio (1)	2,054	–	–	–	2,054	577,383	7,088
Total on September 30, 2006 (2)	18,158,848	2,097,278	1,039,829	14,967,873	36,263,828
%	50.0	5.8	2.9	41.3	100.0
Total on June 30, 2006	15,137,809	1,955,824	417,896	11,746,125		29,257,654
%	51.7	6.7	1.4	40.2		100.0
Total on September 30, 2005	17,216,409	1,848,889	414,661	5,058,124			24,538,083
%	70.2	7.5	1.7	20.6			100.0
(1)	Represented by government bonds; and
(2)
This includes R$6,187,290 thousand (June 30, 2006 – R$5,175,495 thousand and September 30, 2005 – R$8,237,575 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Note 8a).

c) Funds from issuance of securities

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

Securities – Local
• Mortgage notes	219,269	337,705	297,718	12,335	867,027	845,233	829,377
• Debentures (1)	–	156,757	–	2,552,100	2,708,857	2,615,059	2,758,285
Subtotal	219,269	494,462	297,718	2,564,435	3,575,884	3,460,292	3,587,662
Securities – Foreign (2)
• Commercial paper	–	–	–	–	–	–	2,047
• Eurobonds	5,573	212,122	–	–	217,695	428,798	413,100
• Euronotes	2,797	–	–	–	2,797	2,281	2,085
• MTN Program Issues	121,218	211,103	–	960,507	1,292,828	1,255,658	893,988
• Promissory notes	–	–	–	–	–	–	55,708
• Securitization of future flow of money orders received from abroad (d)	3,914	57,203	58,558	424,033	543,708	569,360	641,682
• Securitization of future flow of credit card bill receivables from foreign
cardholders (d)	1,258	45,880	47,193	370,019	464,350	484,651	564,743
Subtotal	134,760	526,308	105,751	1,754,559	2,521,378	2,740,748	2,573,353
Total on September 30, 2006	354,029	1,020,770	403,469	4,318,994	6,097,262
%	5.8	16.8	6.6	70.8	100.0
Total on June 30, 2006	186,023	1,240,046	404,924	4,370,047		6,201,040
%	3.0	20.0	6.5	70.5		100.0
Total on September 30, 2005	318,030	833,113	310,375	4,699,497			6,161,015
%	5.2	13.6	5.0	76.2			100.0
(1)
This refers to installment of issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on May 1, 2011 and has a 102% of CDI remuneration; and

(2)
These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for:
(i) onlending to local customers, maturing until 2011, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest; and
(ii) foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named Brazilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

(i) current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Remuneration %	Total

					2006		2005

					September	June	September
					30	30	30

Securitization of future	8.20.2003	595,262	8.20.2010	6.750	325,128	351,775	418,276
flow of money orders	7.28.2004	305,400	8.20.2012	4.685	218,580	217,585	223,406
received from abroad
Total		900,662			543,708	569,360	641,682
Securitization of future
flow of credit card bill
receivables from foreign
cardholders abroad	7.10.2003	800,818	6.15.2011	5.684	464,350	484,651	564,743
Total		800,818			464,350	484,651	564,743

e) Expenses with funding and price-level restatement and interest on Technical Provisions for insurance, private pension plans and certificated savings plans

	R$ thousand

	2006			2005

	3rd Qtr.	2nd Qtr.	September 30 YTD	September 30 YTD

Savings deposits	484,996	457,523	1,424,952	1,522,118
Time deposits	1,396,309	1,339,578	4,021,676	4,102,151
Federal funds purchased and securities sold under agreements to repurchase	1,167,613	953,093	3,175,519	2,886,393
Funds from issuance of securities	281,147	265,725	704,885	341,370
Allocation of exchange variation of foreign branches and subsidiaries	44,714	(70,045)	(539,607)	(1,480,255)
Other funding expenses	56,186	70,486	196,310	200,013
Subtotal	3,430,965	3,016,360	8,983,735	7,571,790
Expenses for price-level restatement of technical provisions for insurance,
private pension plans and certificated savings plans	907,865	915,781	2,866,294	2,713,586
Total	4,338,830	3,932,141	11,850,029	10,285,376

17) Borrowings and Onlendings

a) Borrowings

	R$ thousand

	2006						2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	September 30	June 30	September 30

Local:
• Official institutions	25	122	146	555	848	934	1,162
• Other institutions	66,861	319	-	9	67,189	21,700	13,040
Foreign	942,158	2,590,302	1,849,871	316,195	5,698,526	5,479,393	6,455,911
Total on September 30, 2006	1,009,044	2,590,743	1,850,017	316,759	5,766,563
%	17.5	44.9	32.1	5.5	100.0
Total on June 30, 2006	1,113,241	1,453,883	2,575,529	359,374		5,502,027
%	20.2	26.4	46.9	6.5		100.0
Total on September 30, 2005	858,286	2,956,164	2,176,226	479,437			6,470,113
%	13.3	45.6	33.6	7.5			100.0

b) Onlendings

	R$ thousand

	2006						2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	September 30	June 30	September 30

Local:
• National Treasury	95,885	–	–	–	95,885	17,535	50,824
• BNDES	186,100	969,360	813,466	3,295,608	5,264,534	4,675,206	3,823,744
• CEF	1,587	3,836	4,460	58,655	68,538	64,750	50,472
• FINAME	358,559	783,451	1,020,729	3,279,476	5,442,215	5,223,353	4,838,940
• Other institutions	–	337	336	1,358	2,031	2,399	2,868
Foreign:
• Subject to onlendings to housing loan borrowers	341	–	–	–	341	182	4,380
Total on September 30, 2006	642,472	1,756,984	1,838,991	6,635,097	10,873,544
%	5.9	16.2	16.9	61.0	100.0
Total on June 30, 2006	295,913	1,407,242	2,188,609	6,091,661		9,983,425
%	3.0	14.1	21.9	61.0		100.0
Total on September 30, 2005	261,508	1,433,619	1,664,099	5,412,002			8,771,228
%	3.0	16.4	19.0	61.6			100.0

c) Expenses from borrowings and onlendings

	R$ thousand

	2006			2005

	3rd Qtr.	2nd Qtr.	September 30 YTD	September 30 YTD

Borrowings:
• Local	57	133	287	1,455
• Foreign	26,939	34,609	90,298	72,904
Subtotal borrowings	26,996	34,742	90,585	74,359

Local onlendings:
• National Treasury	463	462	1,919	2,808
• BNDES	110,441	102,246	296,332	223,166
• CEF	1,595	1,506	4,526	4,229
• FINAME	127,486	147,096	413,293	351,916
• Other institutions	41	57	196	237
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	151,380	504,275	708,870	163,839
• Other expenses with foreign onlendings	537	1,661	(465)	(6,892)
Subtotal onlendings	391,943	757,303	1,424,671	739,303

Allocation of exchange variation of foreign branches and subsidiaries	(3,151)	2,756	(64,931)	(197,626)

Total	415,788	794,801	1,450,325	616,036

18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

a) Contingent Assets

In 2006, contingent assets were not recognized on an accounting basis, however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income – (ILL) R$347,750 thousand: It pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law 7,713/88, once the referred tax was unconstitutionally judged by the Federal Supreme Court;

– Social Integration Program – (PIS) R$98,624 thousand: It pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws 2445 and 2449/88, in what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent Liabilities classified as probable and Legal Liabilities – Tax and Social Security

Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity; and, jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. The amount of the labor claims is provisioned based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the similarity of these proceedings.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks and the inclusion of information about debtors in the restricted credit registry. These lawsuits are individually controlled and provisioned for specific lawsuits based on the opinion of the legal advisors, taking into consideration the nature of the lawsuits; similarity with previous lawsuits; complexity; and in the positioning of our Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the financial results. Approximately 60% of the lawsuits were brought at the small claims court, in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s financial results.

III – Legal Liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors

The main matters are:

– CSLL – R$1,163,286 thousand: Questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– COFINS – R$712,806 thousand: It pleads to calculate and collect COFINS, as from October 2005, on the effective sales results, whose concept is in the article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law 9,718/98;

– CSLL – R$434,504 thousand: It pleads the non collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the article 195, I, of the Federal Constitution provides for that this contribution is only due by employers;

– INSS Autonomous Brokers – R$447,961 thousand: It discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/changes, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the insured, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

– IRPJ/Credit Losses – R$294,657 thousand: It pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2005, in the reception of credits, regardless of the compliance with the conditions and terms provided for in the articles 9 to 14 of Law 9,430/96 which only apply to the provisory losses;

– PIS – R$236,168 thousand: It pleads the compensation of the amounts unduly paid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law 4,506/64, not included financial revenues.

IV – Provisions established, divided by nature are as follows:

			R$ thousand

	2006		2005

	September	June	September
	30	30	30

Labor claims	1,326,076	1,010,747	752,521
Civil proceedings	885,456	871,522	466,980
Subtotal (1)	2,211,532	1,882,269	1,219,501
Tax and social security (2)	4,780,988	4,625,836	3,264,355
Total	6,992,520	6,508,105	4,483,856
(1)	Note 20b; and
(2)	Classified under the item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions Established

	September 30 YTD – R$ thousand

	2006

	Labor (1)	Civil	Tax and Social Security (2)

At the beginning of the period	749,007	539,870	3,574,279
Balances acquired/assigned (3)	189,568	235,824	277,923
Monetary restatement	84,240	20,924	431,282
Constitutions	578,660	186,538	666,367
Reversals	(2,301)	(10,595)	(130,023)
Payments	(273,098)	(87,105)	(38,840)
At the end of the period	1,326,076	885,456	4,780,988
(1)	It includes the constitution of supplementary provision according to CVM Resolution #489/05, in the amount of R$308,875 thousand;
(2)	It comprises, substantially, legal liabilities; and
(3)	It includes the amounts coming from Banco BEC and Amex Brasil (Note 1).

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the principal related to leasing companies’ ISS in the amount of R$100,461 thousand, in which it is discussed the unconstitutionality of the incidence of such tax, for it comprises financial leasing operations and, if it is deemed as due, it must be collected for the municipality of the company’s headquarters.

19) Subordinated Debt

Instrument	R$ thousand

	Issuance	Amount of the operation	Maturity	Remuneration	2006		2005

					September 30	June 30	September 30

In the Country:
Subordinated CDB	March/2002	528,550	2012	100.0% of CDI rate – CETIP	1,150,669	1,111,593	988,819
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	89,605	86,396	76,420
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	401,241	387,281	343,500
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,020,150	983,328	868,993
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	66,651	64,355	57,146
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	128,866	124,447	110,572
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	131,323	126,820	112,681
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	266,314	257,137	228,335
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,106,083	1,067,046	–
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,284,578	1,239,241	–
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	767,928	740,826	–
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,140,027	1,100,173	–
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	13,446	–	–
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	520,847	–	–
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	5,100	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	303,171	315,739	304,464
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	319,056	307,637	324,773
Subtotal in Brazil		6,673,773			8,715,055	7,912,019	3,415,703

Abroad:
Subordinated debt (US$)	December/2001	353,700	2011	10.25% rate p.a.	333,035	323,058	339,812
Subordinated debt (YEN) (1)	April/2002	315,186	2012	4.05% rate p.a.	302,952	294,258	309,640
Subordinated debt (US$)	October/2003	1,434,750	2013	8.75% rate p.a.	1,122,310	1,093,305	1,146,180
Subordinated debt (EURO)	April/2004	801,927	2014	8.00% rate p.a.	637,019	626,800	616,390
Subordinated debt (US$) (2)	June/2005	720,870	–	8.875% rate p.a.	656,762	653,772	671,262
Subtotal abroad		3,626,433			3,052,078	2,991,193	3,083,284
Overall total		10,300,206			11,767,133	10,903,212	6,498,987
(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2)
On June 3, 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Brazilian Central Bank that securities may no longer be included in the consolidated capital.

20) Other Liabilities

a) Tax and social security

	R$ thousand

	2006		2005

	September	June	September
	30	30	30

Provision for tax risks (Note 18)	4,780,988	4,625,836	3,264,355
Provision for future taxable income	1,079,509	1,036,818	861,253
Taxes and contributions on profits payable	1,132,919	1,130,530	986,868
Taxes and contributions payable	430,938	442,486	415,641
Total	7,424,354	7,235,670	5,528,117

b) Sundry

	R$ thousand

	2006		2005

	September	June	September
	30	30	30

Credit card operations (1)	3,311,622	2,959,706	1,694,456
Provision for accrued liabilities	2,909,698	2,565,412	2,576,967
Provision for contingent liabilities (civil and labor) (Note 18)	2,211,532	1,882,269	1,219,501
Sundry creditors	1,168,735	991,329	583,514
Liabilities for acquisition of assets and rights	147,726	56,244	95,254
Official operating agreements	19,190	17,266	15,303
Others	203,025	193,926	158,387
Total	9,971,528	8,666,152	6,343,382
(1)	Increase in the last 12 months refers substantially to Amex Brasil R$1,056,476 thousand (Note 1).

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Technical provisions by account

	R$ thousand

	Insurance			Private Pension Plans (1)			Savings bonds			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Current and long-term liabilities
Mathematical provision for benefits to be
granted	–	–	–	32,211,901	30,743,738	26,350,646	–	–	–	32,211,901	30,743,738	26,350,646
Mathematical provision for benefits
granted	–	–	–	3,348,898	3,311,228	3,215,616	–	–	–	3,348,898	3,311,228	3,215,616
Mathematical provision for redemptions	–	–	–	–	–	–	1,823,302	1,780,055	1,713,615	1,823,302	1,780,055	1,713,615
IBNR Provision	1,369,200	1,369,378	1,186,671	345,678	346,544	260,188	–	–	–	1,714,878	1,715,922	1,446,859
Unearned premiums provision	1,490,311	1,392,849	1,350,157	44,321	35,049	43,499	–	–	–	1,534,632	1,427,898	1,393,656
Contribution insufficiency provision (2)	–	–	–	1,150,210	1,099,733	924,841	–	–	–	1,150,210	1,099,733	924,841
Provision for unsettled claims	566,431	565,188	491,348	449,321	404,039	312,031	–	–	–	1,015,752	969,227	803,379
Financial fluctuation provision	–	–	–	582,913	617,079	712,734	–	–	–	582,913	617,079	712,734
Financial surplus provision	–	–	–	317,095	353,384	315,092	–	–	–	317,095	353,384	315,092
Provision for draws and redemptions	–	–	–	–	–	–	359,035	350,184	319,387	359,035	350,184	319,387
Provision for contingencies	–	–	–	–	–	–	43,915	43,360	51,569	43,915	43,360	51,569
Provision for administrative expenses	–	–	–	396,226	379,282	283,383	54,801	53,387	50,205	451,027	432,669	333,588
Other provisions (3)	845,326	818,026	498,040	319,824	284,035	155,759	–	–	–	1,165,150	1,102,061	653,799
Total	4,271,268	4,145,441	3,526,216	39,166,387	37,574,111	32,573,789	2,281,053	2,226,986	2,134,776	45,718,708	43,946,538	38,234,781
(1)	Includes the insurance operations for individuals and private pension plans;
(2)
Until December 2004, the Contribution Insufficiency Provision (PIC) was calculated according to the biometric table AT-1983 at the interest rate of 4.5% p.a. In 2005, the balance of the PIC for 2004 was transferred to the Mathematical Provision for Benefits to be Granted and Mathematical Provision for Benefits Granted. The 2005 amounts were calculated in accordance with the biometric table AT-2000 at an interest rate of 4.5% p.a.; and

(3)
ANS approved the creation of an extraordinary provision in the “individual health” portfolio, to set out the leveling of premiums of insured persons above 60 years of age prior to Law 9656/98 and for remission benefits, by means of the Official Letters 264/06 and 263/06 respectively. On September 30, 2006, such provisions amounted to R$362,541 thousand and R$385,498 thousand (June 30, 2006 – R$347,962 thousand and R$374,462 thousand, respectively) . A provision of R$243,564 thousand was established in the nine-month period ended September 2006.

b) Technical provisions by product

	R$ thousand

	Insurance			Private Pension Plans			Savings bonds			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Health (1)	1,797,897	1,795,664	1,361,446	–	–	–	–	–	–	1,797,897	1,795,664	1,361,446
Auto/RCF	1,783,274	1,665,280	1,583,102	–	–	–	–	–	–	1,783,274	1,665,280	1,583,102
DPVAT	166,296	173,208	136,576	89,031	92,408	79,172	–	–	–	255,327	265,616	215,748
Life	30,369	33,254	32,590	1,432,815	1,327,550	899,963	–	–	–	1,463,184	1,360,804	932,553
Basic lines	493,432	478,035	412,502	–	–	–	–	–	–	493,432	478,035	412,502
Unrestricted benefits generating plan – PGBL	–	–	–	7,700,606	7,291,906	6,009,761	–	–	–	7,700,606	7,291,906	6,009,761
Long-term life insurance – VGBL	–	–	–	16,636,323	15,390,875	11,546,402	–	–	–	16,636,323	15,390,875	11,546,402
Traditional plans	–	–	–	13,307,612	13,471,372	14,038,491	–	–	–	13,307,612	13,471,372	14,038,491
Certificated savings plans	–	–	–	–	–	–	2,281,053	2,226,986	2,134,776	2,281,053	2,226,986	2,134,776
Total	4,271,268	4,145,441	3,526,216	39,166,387	37,574,111	32,573,789	2,281,053	2,226,986	2,134,776	45,718,708	43,946,538	38,234,781
(1)	See Note 21a item 3.

c) Guarantees of technical provisions

	R$ thousand

	Insurance			Private Pension Plans			Savings bonds			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Investment fund quotas (VGBL and PGBL)	–	–	–	24,336,929	22,682,781	17,556,163	–	–	–	24,336,929	22,682,781	17,556,163
Investment fund quotas
(except for VGBL and PGBL)	3,680,966	3,610,202	2,952,477	10,196,752	10,299,075	10,512,561	2,068,418	2,036,630	1,753,690	15,946,136	15,945,907	15,218,728
Government bonds	163,554	172,587	167,091	3,376,164	3,412,487	3,400,319	–	141	101,188	3,539,718	3,585,215	3,668,598
Private securities	15,528	16,240	12,617	479,366	479,669	631,769	94,565	98,653	89,268	589,459	594,562	733,654
Stocks	1,030	1,543	1,187	795,365	685,665	463,889	167,215	140,648	209,438	963,610	827,856	674,514
Credit rights	493,500	440,175	510,392	–	–	–	–	–	–	493,500	440,175	510,392
Real estate	19,051	16,948	17,417	1,264	1,289	1,363	10,930	10,996	11,195	31,245	29,233	29,975
Deposits retained at IRB and court deposits	93,201	67,353	61,073	44,299	36,262	41,824	–	–	–	137,500	103,615	102,897
Total	4,466,830	4,325,048	3,722,254	39,230,139	37,597,228	32,607,888	2,341,128	2,287,068	2,164,779	46,038,097	44,209,344	38,494,921

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	R$ thousand

	2006			2005

	3rd Qtr.	2nd Qtr.	September 30 YTD	September 30 YTD

Premiums written	2,298,229	2,128,657	6,684,877	6,133,068
Supplementary private pension contributions (1)	2,108,263	1,825,005	5,801,963	4,741,035
Revenues from certificated savings plans	352,637	340,012	1,018,205	1,033,926
Coinsurance premiums granted	(17,069)	(18,390)	(58,012)	(104,895)
Refunded premiums	(28,019)	(26,110)	(87,277)	(62,161)
Net premiums written	4,714,041	4,249,174	13,359,756	11,740,973
Redeemed premiums	(770,322)	(815,346)	(2,350,400)	(1,965,644)
Reinsurance premiums granted, consortia and funds	(136,702)	(146,542)	(456,699)	(432,025)
Retained premiums from insurance, private pension plans and
certificated savings plans	3,807,017	3,287,286	10,552,657	9,343,304
(1)	Includes the long-term life insurance (VGBL)

22) Minority Interest in Consolidated Subsidiaries

	R$ thousand

	2006		2005

	September	June	September
	30	30	30

Indiana Seguros S.A.	46,573	44,463	37,723
BEC S.A. (1)	–	1,408	–
Bradesco Templeton Asset Management Ltda. (2)	–	–	8,015
Banco Alvorada S.A.	5,960	5,829	5,156
Baneb Corretora de Seguros S.A.	3,260	3,209	2,993
Other minority stockholders	128	146	102
Total	55,921	55,055	53,989
(1)	Company consolidated as from January/2006 (Note 1) and which became a wholly-owned subsidiary in 3Q06; and
(2)	Company is no longer consolidated since April 2006 due to the partial sale of the investment. The total investment was sold in July 2006.

23) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry stocks, as follows:

	2006		2005

	September	June	September
	30	30	30

Common stock	489,914,304	489,914,304	247,325,690
Preferred stock	489,908,838	489,908,838	244,970,706
Subtotal	979,823,142	979,823,142	492,296,396
Treasury (common stocks)	(618,100)	(597,500)	(2,066,938)
Treasury (preferred stocks)	(6,400)	(400)	(1,287)
Total outstanding stocks	979,198,642	979,225,242	490,228,171

b) Movement of capital stock in the quarter

	Quantity of stocks

	Common	Preferred	Total

Outstanding stocks held on December 31, 2005	489,450,004	489,938,838	979,388,842
Stocks acquired and cancelled (1)	–	(30,000)	(30,000)
Stocks acquired and not cancelled	(77,200)	–	(77,200)
Outstanding stocks held on March 31, 2006	489,372,804	489,908,838	979,281,642
Stocks acquired and not cancelled	(56,000)	(400)	(56,400)
Outstanding stocks held on June 30, 2006	489,316,804	489,908,438	979,225,242
Stocks acquired and not cancelled	(20,600)	(6,000)	(26,600)
Outstanding stocks held on September 30, 2006	489,296,204	489,902,438	979,198,642
(1)
At the Annual and Special Stockholders’ Meeting as of March 27, 2006, it was resolved the cancellation of 30,000 preferred stocks, acquired by the Company by means of repurchase programs authorized by the Board of Directors, all non-par registered, book-entry stocks, held in treasury, representing its own capital stock, without its reduction.

At the Special Stockholders’ Meeting as of October 5, 2006, it was resolved to increase the capital stock, at the amount of R$1,200,000 thousand, by means of the issuance of 21,818,182 new stocks, all non-par registered, book entry stocks, 10,909,152 of which are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock, by means of the private subscription by stockholders from October 19 to November 20, 2006, in the proportion of 2.226746958% on the share position which each one has on the date of the meeting. The payment will be in cash and will occur on December 7, 2006, in 100% of the amount of the subscribed stocks, on the same date of payment of supplementary interest on own capital and declared dividends.

c) Interest on own capital/Dividends

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% (ten per cent) additional of interest on own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404/1976, as amended by Law 10303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate law.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

Bradesco’s capital compensation policy aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

At a Special Meeting held on June 30, 2006, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of interim interest on own capital corresponding to the 1st half of 2006, at the amount of R$0.327750 (net of Withholding Income Tax R$0.278588) per common stock and R$0.360525 (net of Withholding Income Tax R$0.306446) per preferred stock, whose payment was made on July 20, 2006.

At a Special Meeting of the Board of Directors held on October 5, 2006, it was resolved the approval of the proposal of the Board of Executive Officers for the payment of supplementary interest on own capital related to the year of 2006, at the amount of R$0.784333536 (net of tax R$0.666683505) per common stock and R$0.862766889 (net of tax R$0.733351856) per preferred stock, whose payment will be made on December 7, 2006. In complement to the interest on own capital for the year, it was proposed the distribution of dividends, at the amount of R$585,000 thousand, at the ratio of R$0.568954689 per common stock and R$0.625850158 per preferred stock to be paid on December 7, 2006, by the declared amount, with no Withholding Income Tax, pursuant to Article 10 of law 9249/95.

The calculation of interest on own capital and dividends related to the period of 2006, considering the resolutions of the Special Meeting of the Board of Directors of October 5, 2006, is shown as follows:

	R$ thousand	% (1)

Net income for the period	3,351,201
(+) Goodwill extraordinarily amortized, net of tax effects	1,391,757
(-) Adjusted legal reserve	(237,148)
Adjusted calculation basis	4,505,810

Monthly interest on own capital, paid and payable	290,052
Interim interest on own capital paid in July 2006	336,991
Supplementary interest on own capital accrued (payable)	741,221
Interest on own capital (gross)	1,368,264
Withholding income tax on interest on own capital	(205,240)
Interest on own capital (net) accumulated until September 30, 2006 (accrued and paid)	1,163,024

Supplementary interest on own capital (payable)	166,307
Withholding income tax on supplementary interest on own capital	(24,946)
Supplementary proposed dividends (payable)	585,000
Supplementary interest on own capital (net) and dividends recorded on October 5, 2006, according to the resolutions of the Special Meeting of the Board of Directors.	726,361

Interest on own capital (net) and dividends accumulated until October 5, 2006 (accrued and paid)	1,889,385	41.93%
Interest on own capital (net) on September 30, 2005 YTD	1,306,450	33.94%
(1) Percentage of interest on own capital over calculation basis.

Interest on own capital and dividends were paid and proposed, considering the resolutions of th Special Meeting of the Board of Directors of October 5, 2006, as follows:

Description	R$ thousand

	Per stock (gross) (1)		Gross amount paid/accrued	IRRF (15%)	Net mount paid/accrued

	Common	Preferred

Monthly interest on own capital	0.246560	0.271216	251,510	37,726	213,784
Interim interest on own capital	0.285000	0.313500	293,706	44,056	249,650
Supplementary interest on own capital	0.963478	1.059826	991,784	148,768	843,016
Total accrued on September 30, 2005	1.495038	1.644542	1,537,000	230,550	1,306,450

Monthly interest on own capital	0.098333	0.108166	101,081	15,162	85,919
Interim interest on own capital	0.327750	0.360525	336,991	50,549	286,442
Supplementary interest on own capital	0.165873	0.182460	170,528	25,579	144,949
Total in 2Q06	0.591956	0.651151	608,600	91,290	517,310

Monthly interest on own capital	0.098325	0.108157	101,075	15,161	85,914
Supplementary interest on own capital (2)	0.278078	0.305887	285,897	42,885	243,012
Dividends (2)	0.568955	0.625850	585,000	–	585,000
Total in 3Q06 (2)	0.945358	1.039894	971,972	58,046	913,926

Monthly interest on own capital	0.282150	0.310365	290,052	43,508	246,544
Interim interest on own capital	0.327750	0.360525	336,991	50,549	286,442
Supplementary interest on own capital (2)	0.882658	0.970925	907,528	136,129	771,399
Dividends (2)	0.568955	0.625850	585,000	–	585,000

Total accrued on September 30, 2006 (2)	2.061513	2.267665	2,119,571	230,186	1,889,385
(1)Adjusted to stocks base after stock bonus.
(2) It considers the resolutions of the Special Meeting of the Board of Directors of October 5, 2006.

d) Capital and Profit Reserves

	R$ thousand

	2006		2005

	September 30	June 30	June 30

Capital Reserves	36,550	36,456	35,884
Profit Reserves	7,875,574	7,877,422	7,972,090
– Legal Reserve (1) (3)	1,191,509	1,191,509	890,251
– Statutory Reserve (2) (3)	6,684,065	6,685,913	6,263,497
– Retained Earnings (3)	–	–	818,342
1) Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses;

(2) With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of paid-up capital stock; and

(3) Distribution only in semiannual balances.

e) Treasury Stocks

Banco Bradesco’s Board of Directors, in meeting held on November 22, 2005, resolved to authorize the Company’s Board of Executive Officers to acquire up to 10,000,000 non-par registered, book-entry stocks, of which 5,000,000 are common stocks and 5,000,000 are preferred stocks, with a view to be held in treasury and further sale or cancellation, without reducing the capital stock. The authorization was in force for a 6 (six) month period, between 11.23.2005 and 5.23.2006. At a meeting of the Board of Directors on May 22, 2006, a new authorization was resolved, with the same quantities and terms. The authorization will be in force for 6 (six) months, from 5.24.2006 to 11.24.2006.

Up to September 30, 2006, 618,100 common stocks and 6.400 preferred stocks were acquired and held in treasury, totaling R$40,555 thousand. The minimum, weighted average and maximum cost per stock is, respectively, R$58.23638, R$64.93915 and R$79.47560 and the market value of those stocks on September 30, 2006 was R$67.98 per common stock and R$72.08 per preferred stock.

24) Fee and Commission Income

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Checking accounts	532,045	510,277	1,536,699	1,268,693
Income on cards	513,460	353,873	1,216,621	929,395
Loan operations	393,126	379,252	1,132,329	940,535
Fund management	326,807	305,615	935,699	773,279
Charging	191,413	182,755	554,110	506,474
Interbank fees	69,858	70,139	213,221	200,339
Collection	66,335	63,493	186,193	150,410
Consortium management	52,308	48,048	144,375	102,894
Revenue from custody and brokerage services	39,292	38,754	116,023	92,084
Others	158,203	138,529	438,860	375,213
Total	2,342,847	2,090,735	6,474,130	5,339,316

25) Personnel Expenses

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Remuneration	754,360	716,167	2,148,155	1,904,132
Bonus lump-sum payment	–	–	–	102,927
Social charges	269,199	258,087	774,627	711,305
Benefits	315,929	298,492	916,625	824,178
Training	16,299	14,649	39,049	39,252
Employee profit sharing	154,799	90,304	344,736	223,042
Provision for labor proceedings	73,947	90,966	249,015	145,369
Total	1,584,533	1,468,665	4,472,207	3,950,205

26) Administrative Expenses

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Third-party services	305,013	243,572	778,223	638,676
Communication	202,553	188,906	578,635	539,305
Transport	135,110	128,846	387,149	309,463
Depreciation and amortization	128,675	113,264	351,196	335,439
Advertising and promotions	113,826	105,127	310,458	235,813
Financial system services	113,239	111,330	337,431	306,370
Rentals	92,064	82,855	255,590	237,238
Data processing	87,225	77,965	234,977	178,495
Assets maintenance and conservation	84,194	79,729	240,626	227,414
Assets leasing	52,607	55,980	163,112	184,743
Security and vigilance	45,594	41,779	127,924	109,916
Materials	45,075	42,610	127,636	128,938
Water, electricity and gas	36,993	39,986	118,699	105,670
Travels	17,346	19,833	52,039	39,789
Others	47,443	42,558	135,061	125,405
Total	1,506,957	1,374,340	4,198,756	3,702,674

27) Tax Expenses

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

COFINS Contribution	301,624	312,158	955,746	813,215
Tax on Services – ISS	77,681	71,420	218,976	182,088
CPMF Expenses	69,461	62,853	175,883	162,012
PIS/PASEP Contributions	52,372	52,807	162,841	138,073
IPTU Expenses	5,225	13,971	26,235	24,590
Others	23,921	20,565	68,175	57,030
Total	530,284	533,774	1,607,856	1,377,008

28) Other Operating Income

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Other interest income	184,805	160,393	451,083	309,041
Reversal of other operating provisions	63,957	249	83,867	209,256
Revenues from recovery of charges and expenses	44,174	37,994	115,282	51,261
Income on sale of goods	6,601	10,608	32,260	19,974
Others	119,404	106,906	307,315	207,488
Total	418,941	316,150	989,807	797,020

29) Other Operating Expenses

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Other interest expenses	349,459	305,628	930,898	623,421
Sundry losses expenses	237,238	173,548	569,598	497,906
Goodwill amortization	–	122,750	241,423	270,327
Cost of goods sold and services rendered	171,431	158,556	493,333	433,959
Expenses with other operating provisions	71,511	98,972	300,151	218,946
Others	183,287	193,794	491,018	297,032
Total	1,012,926	1,053,248	3,026,421	2,341,591

30) Non-Operating Income

	R$ thousand

	2006			2005

	3rdQuarter	2nd Quarter	September 30 YTD	September 30 YTD

Result on sale and write-off of assets and investments	12,305	(12,370)	(5,305)	(22,919)
Non-operating provisions recorded (reversed)	31,902	2,961	7,889	(47,484)
Others (1)	(3,637)	20,739	17,490	33,647
Total	40,570	11,330	20,074	(36,756)
(1) Recorded basically for the result in Fidelity operation and the partial sale of the investment in American BankNote, deducted by the goodwill write-off in the 2nd quarter of 2006.

31) Transactions With Parent, Subsidiary And Affiliated Companies (Direct And Indirect)

The transactions with parent companies, subsidiaries and affiliated companies (direct and indirect) are carried out under conditions and rates compatible with average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

	R$ thousand

	2006		2005	2006			2005

	September 30	June 30	September30	3rdQuarter	2nd Quarter	September 30 YDT	September 30 YDT

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Interest on own capital and dividends:
Bradesco Seguros S.A.	1,222,190	1,222,190	–	–	–	–	–
Banco Mercantil de São Paulo S.A.	130,186	130,186	121,702	–	–	–	–
Bradesco Vida e Previdência S.A.	80,306	80,306	80,306	–	–	–	–
Banco Alvorada S.A.	108,749	108,731	97,024	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	77,187	77,187	43,204	–	–	–	–
Banco Boavista Interatlântico S.A.	39,718	39,718	31,922	–	–	–	–
Banco Finasa S.A.	28,309	28,309	193,596	–	–	–	–
Cidade de Deus Companhia Comercial de Participações	(6,636)	(6,636)	(5,770)	–	–	–	–
Fundação Bradesco	(3,055)	(3,265)	(2,656)	–	–	–	–
Other parent, subsidiary and affiliated companies	91,153	90,120	77,007	–	–	–	–

Demand deposits:
Bradesco Vida e Previdência S.A.	(48,449)	(34,662)	(45,011)	–	–	–	–
Finasa Promotora de Vendas Ltda.	(11,915)	(11,727)	(6,136)	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	(53)	(7,817)	(219)	–	–	–	–
Bradesco Auto/RE Cia. de Seguros	(6,253)	(1,700)	(325)	–	–	–	–
Other parent, subsidiary and affiliated companies	(16,786)	(20,171)	(10,037)	–	–	–	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(150,308)	(90,462)	(2,821)	(4,259)	(126)	(4,502)	(440)
Bradesco Argentina de Seguros S.A.	(20,176)	(19,982)	(23,142)	(267)	(240)	(721)	(58)
Bradesco Auto/RE Cia. de Seguros	(9,671)	(12,202)	(13,826)	(13)	–	(13)	(124)
Bradesco Securities Inc.	(4,622)	(4,503)	(4,814)	(3)	(3)	(7)	(30)
Other parent, subsidiary and affiliated companies	(15,309)	(14,659)	(2,326)	(516)	(347)	(933)	(809)

Foreign currency deposits abroad:
Banco Bradesco Argentina S.A.	7	16	17	–	–	–	–

Investments in foreign currency:
Banco Bradesco Luxembourg S.A.	78,831	110,787	26,167	407	368	1,265	451

Funding/Investments in interbank deposits (a):

Funding:
Bradesco Leasing S.A. Arrendamento Mercantil	(20,370,433)	(15,744,397)	(10,338,737)	(659,668)	(557,762)	(1,835,026)	(851,235)
Banco Alvorada S.A.	(4,152,349)	(3,956,292)	(3,081,688)	(139,439)	(107,317)	(372,863)	(221,342)
Banco Mercantil de São Paulo S.A.	(1,700,872)	(1,680,027)	(2,846,920)	(58,281)	(91,999)	(268,480)	(298,732)
Banco Bradesco BBI S.A. (Note 2)	(891,011)	(841,428)	(741,944)	(29,914)	(28,965)	(89,127)	(89,683)
Banco BEC S.A.	(485,559)	(469,070)	–	(16,491)	(15,578)	(46,258)	–
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	(282,800)	(277,327)	–	(9,734)	(9,638)	(29,798)	–
Cidade Capital Markets Limited	(52,086)	(45,983)	(25,803)	(646)	(578)	(1,607)	(416)
Zogbi Leasing S.A. Arrendamento Mercantil	(139,533)	(134,794)	(129,912)	(4,738)	(4,700)	(14,847)	(11,071)
Banco Boavista Interatlântico S.A.	(86,291)	(85,314)	(84,000)	(2,980)	(3,073)	(9,583)	(254)
Other parent, subsidiary and affiliated companies	(112,414)	(38,751)	(74,120)	(8,411)	(1,365)	(10,990)	(4,078)

Investments:
Banco Finasa S.A.	18,787,842	17,874,360	14,620,271	692,461	667,046	2,016,051	1,467,390
Bankpar Banco Múltiplo S.A.	141,839	–	–	4,150	–	4,150	–
Other parent, subsidiary and affiliated companies	58,010	–	–	121	–	121	37,563

	R$ thousand

	2006		2005	2006			2005

	September 30	June 30	September 30	3rdQuarter	2nd Quarter	September 30 YDT	September 30 YDT

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Open market funding/investments (b):

Funding:
Alvorada Serviços e Negócios Ltda.	(254,627)	(245,938)	–	(8,689)	(8,547)	(26,504)	–
Cia. Brasileira de Meios de Pagamento – VISANET	(84,347)	(97,830)	(67,667)	(3,770)	(3,789)	(12,150)	(7,111)
Bradesco S.A. – CTVM	(67,632)	(33,800)	(8,670)	(1,616)	(4,123)	(8,088)	(3,225)
Banco Finasa S.A.	(110,366)	(24,077)	(27,975)	(2,261)	(1,388)	(6,735)	(5,523)
Banco BEC S.A.	(3,803)	(1,503)	–	(175)	(7,886)	(24,642)	–
Bankpar Banco Múltiplo S.A.	(51,608)	–	–	(846)	–	(846)	–
Banco Bankpar S.A	(40,007)	–	–	(1,414)	–	(1,414)	–
Other parent, subsidiary and affiliated companies	(44,057)	(52,111)	(33,231)	(1,904)	(1,692)	(7,580)	(6,399)

Investments:
Banco Bradesco BBI S.A. (Nota 2)	581,609	561,791	529,131	19,818	19,471	60,526	67,983
Banco Alvorada S.A.	51,495	49,740	393,090	1,755	9,385	26,516	51,177
Other parent, subsidiary and affiliated companies	–	–	–	4	–	4	–

Derivative financial instruments (swap) (c):
Banco Finasa S.A.	3,814	8,253	48,111	472	277	2,740	471
Other parent, subsidiary and affiliated companies	–	81	2,224	–	8	46	564

Foreign borrowings and onlendings (d):
Banco Bradesco Luxembourg S.A.	(104,269)	(144,866)	(107,800)	(1,475)	(1,501)	(4,290)	(1,622)
Banco Boavista Interatlântico S.A.	(17,931)	(17,625)	(18,233)	(236)	(223)	(667)	(454)
Other parent, subsidiary and affiliated companies	(268)	–	–	–	–	–	(26)

Services rendered (e):
Scopus Tecnologia S.A.	(9,060)	(11,165)	(5,257)	(44,378)	(42,811)	(127,163)	(107,322)
CPM S.A.	(5,227)	(6,176)	(22,930)	(19,822)	(22,491)	(59,788)	(32,273)
Other parent, subsidiary and affiliated companies	41	42	(5)	(2,154)	947	11	2,934

Branch rentals:
Paineira Holdings Ltda.	–	–	–	(10,867)	(10,743)	(32,285)	–
Bradesco Seguros S.A.	–	–	–	(6,679)	(6,882)	(20,445)	(20,598)
Banco Mercantil de São Paulo S.A.	–	–	–	(189)	(1,343)	(5,182)	(11,248)
Bradesco Vida e Previdência S.A.	–	–	–	(1,388)	(1,448)	(4,269)	(4,476)
Other parent, subsidiary and affiliated companies	–	–	–	(7,916)	(6,186)	(17,672)	(11,436)

Securities:
Bradesco Leasing S.A. Arrendamento Mercantil	17,793,950	13,080,961	7,157,767	561,049	452,711	1,505,895	627,284
Cibrasec – Companhia Brasileira de Securitização	11,396	14,490	18,835	627	553	1,588	1,133

Liabilities by Securities – foreign (f):
Cidade Capital Markets Limited	(20,574)	(24,520)	(25,539)	(280)	(291)	(840)	(833)
Banco Boavista Interatlântico S.A.	–	–	–	–	–	–	(19,179)

Interbank onlendings (g):
Other parent, subsidiary and affiliated companies	–	(4,513)	(173)	–	(73)	(107)	(341)

Securitization transactions (h):
Cia. Brasileira de Meios de Pagamento – VISANET	(543,708)	(569,360)	(641,682)	(9,536)	(9,123)	(29,154)	(38,263)

Trading and intermediation of amounts:
Nova Paiol Participações S.A.	–	–	(29,621)	–	–	(19)	(25,386)
Aquarius Holdings S.A.	–	(6,018)	–	(4,115)	(5,814)	(18,954)	–
Other parent, subsidiary and affiliated companies	(277)	–	–	1,055	–	1,055	–

	R$ thousand

	2006		2005	2006			2005

	September 30	June 30	September30	3rdQuarter	2nd Quarter	September 30 YDT	September 30 YDT

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Subordinated debt:
Fundação Bradesco	(276,233)	(266,733)	(226,412)	(9,500)	(9,338)	(28,946)	(25,606)
NCD Participações Ltda.	(74,185)	(45,670)	–	(2,165)	(1,470)	(3,963)	–
NCF Participações S.A.	(4,444)	–	–	(21)	–	(21)	–
Titanium Holdings S.A.	(26,995)	(26,078)	–	(917)	(902)	(2,797)	–
Cidade de Deus Companhia Comercial de Participações	(24,668)	(23,785)	(21,038)	(883)	(866)	(2,681)	(4,917)

Amounts receivable (payable):
Companhia Brasileira de Soluções e Serviços – VisaVale	3,801	1,622	2,612	–	–	–	–
Other parent, subsidiary and affiliated companies	348	5,419	–	–	–	–	–
a) Interbank investments – interbank deposits of affiliated companies, with rates equivalent to CDI – Interbank Deposit Certificate;
b) Repurchase and/or resale pending settlement related to purchase and sale commitments, backed by government bonds, with rates equivalent to overnight rates;
c) Swap operations differences receivable and payable;
d) Loans raised in foreign currency abroad for export financing, subject to exchange variation and bearing interest at the international market rates;
e) Basically contracts entered into with Scopus Tecnologia S.A. for IT equipment maintenance services and with CPM S.A. for data processing systems maintenance services;
f) Foreign securities – fixed rate euronotes and eurobonds, subject to exchange variations and bearing interest at rates used for securities placed in the international market;
g) Funds obtained for onlendings to rural credit operations, bearing interest and charges corresponding to normal rates practiced for this type of transaction; and
h) Transactions for securitization of the future flow of credit card bill receivables from foreign cardholders.

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on a comprehensive and integrated basis the management of all risks inherent to its activities, supported by its Internal Control and Compliance structure.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities thus may generate any risk of loss for the Organization.

As part of its Credit Risk Management improvement process, Bradesco has been working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing and improving loss estimation models to examine and prepare the rating inventories used in the follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risk mitigation strategies.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by mismatched currencies and indices of the Institution's asset and liability portfolios.

We present below the Balance Sheet by currency on September 30, 2006 and the position in foreign currency on June 30, 2006 and September 30, 2005:

	R$ thousand

	2006				2005

	Sempteber 30			June 30	September 30

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	239,478,298	212,488,509	26,989,789	26,413,875	24,571,814
Funds available	3,947,307	3,502,563	444,744	423,313	183,600
Interbank Investments	34,362,629	30,508,682	3,853,947	3,056,050	4,953,927
Securities and derivative financial instruments	73,021,868	66,397,057	6,624,811	7,541,412	6,779,336
Interbank and interdepartmental accounts	17,948,714	17,936,573	12,141	10,744	6,891
Loans and leasing operations	79,907,412	71,413,714	8,493,698	7,175,667	6,258,363
Other receivables and assets	30,290,368	22,729,920	7,560,448	8,206,689	6,389,697

	R$ thousand

	2006				2005

	September 30			June 30	September 30

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Permanent assets	3,713,339	3,312,234	401,105	401,377	274,417
Investments	1,019,427	621,834	397,593	399,121	272,769
Property, plant and equipment in use and leased assets	2,082,137	2,079,111	3,026	1,757	1,640
Deferred charges	611,775	611,289	486	499	8
Total	243,191,637	215,800,743	27,390,894	26,815,252	24,846,231

Liabilities
Current and long-term liabilities	221,189,420	201,058,413	20,131,007	19,803,163	19,984,727
Deposits	78,853,168	75,117,430	3,735,738	3,340,809	2,246,424
Federal funds purchased and securities sold under agreements to repurchase	36,263,828	34,774,306	1,489,522	924,165	1,156,557
Funds from issuance of securities	6,097,262	3,575,884	2,521,378	2,740,747	2,573,353
Interbank and Interdepartmental accounts	1,913,726	657,104	1,256,622	1,292,308	1,319,825
Borrowings and onlendings	16,640,107	10,600,039	6,040,068	5,806,669	6,775,332
Derivative financial instruments	508,180	355,714	152,466	246,582	80,736
Technical provisions for insurance, private pension plans and certificated savings plans	45,718,708	45,707,969	10,739	11,243	19,396
Other liabilities:
– Subordinated debt	11,767,133	8,715,055	3,052,078	2,991,193	3,083,284
– Other	23,427,308	21,554,912	1,872,396	2,449,447	2,729,820
Future taxable income	172,941	172,941	–	–	–
Minority interest in consolidated subsidiaries	55,921	55,921	–	–	–
Stockholders’ equity	21,773,355	21,773,355	–	–	–
Total	243,191,637	223,060,630	20,131,007	19,803,163	19,984,727
Net position of assets and liabilities			7,259,887	7,012,089	4,861,504
Net position of derivatives (2)			(11,466,139)	(11,098,015)	(7,538,715)
Other memorandum accounts, net (3)			(63,317)	(86,524)	(224,738)
Net exchange position (liability)			(4,269,569)	(4,172,450)	(2,901,949)
(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D +1, to be settled in currency of the last day of the month; and
(3) Leasing commitments and others, recorded in memorandum accounts.

Bradesco adopts a conservative policy regarding market risk exposure, being VaR (Value at Risk) limits defined by Senior Management, and compliance monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

In the chart below, we show Global VaR positions (Treasury, position in Brazil and abroad, and Trade Portfolio):

Risk Factors	R$ thousand

	2006		2005

	September 30	June 30	September 30

Prefixed	13,402	15,114	7,172
Internal exchange coupon	745	8,609	44,659
Foreign currency	5,734	851	7,133
IGP-M	7,401	10,343	3,942
IPCA	45,753	40,855	975
Reference rate (T.R.)	4,036	6,164	12,481
Variable income	1,198	2,935	183
Sovereign/Eurobonds and Treasuries	16,998	41,098	26,456
Others	250	1,002	775
Correlated effect	(18,765)	(41,206)	(39,901)
VaR (Value at Risk)	76,752	85,765	63,875

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed and on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Organization's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

In the chart below we show the Balance Sheet by Maturity on September 30, 2006:

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current and long-term assets	126,435,757	35,844,045	17,111,414	60,087,082	–	239,478,298
Funds available	3,947,307	–	–	–	–	3,947,307
Interbank Investments	25,587,238	7,371,991	986,436	416,964	–	34,362,629
Securities and derivative financial instruments (1)	49,620,777	566,572	504,483	22,330,036	–	73,021,868
Interbank and Interdepartmental accounts	17,549,047	2,073	3,832	393,762	–	17,948,714
Loan and leasing operations	12,655,230	25,325,172	13,875,480	28,051,530	–	79,907,412
Other receivables and assets	17,076,158	2,578,237	1,741,183	8,894,790	–	30,290,368
Permanent assets	31,026	155,111	186,101	1,906,464	1,434,637	3,713,339
Investments	–	–	–	–	1,019,427	1,019,427
Property, plant and equipment in use and leased assets	20,831	104,130	124,923	1,417,043	415,210	2,082,137
Deferred	10,195	50,981	61,178	489,421	–	611,775
Total on September 30, 2006	126,466,783	35,999,156	17,297,515	61,993,546	1,434,637	243,191,637
Total on June 30, 2006	131,304,823	32,382,200	16,763,686	51,032,126	1,452,271	232,935,106
Total on September 30, 2005	113,836,649	26,036,224	16,271,818	44,260,411	1,508,120	201,913,222

Liabilities
Current and long-term liabilities	113,687,022	13,717,219	12,496,862	80,631,555	656,762	221,189,420
Deposits (2)	46,331,541	3,654,479	4,377,123	24,490,025	–	78,853,168
Federal funds purchased and securities sold under agreements to repurchase	18,158,848	2,097,278	1,039,829	14,967,873	–	36,263,828
Funds from issuance of securities	354,029	1,020,770	403,469	4,318,994	–	6,097,262
Interbank and Interdepartmental accounts	1,913,726				–	1,913,726
Borrowings and onlendings	1,651,516	4,347,727	3,689,008	6,951,856	–	16,640,107
Derivative financial instruments	447,047	51,893	4,361	4,879	–	508,180
Technical provisions for insurance, private pension plans and
Certificated Savings Plans (2)	31,750,738	1,251,510	604,887	12,111,573	–	45,718,708
Other liabilities:
– Subordinated debt	92,105	22,227		10,996,039	656,762	11,767,133
– Other	12,987,472	1,271,335	2,378,185	6,790,316	–	23,427,308
Future taxable income	172,941	–	–	–	–	172,941
Minority interest in consolidated subsidiaries	–	–	–	–	55,921	55,921
Stockholders’ equity	–	–	–	–	21,773,355	21,773,355
Total on September 30, 2006	113,859,963	13,717,219	12,496,862	80,631,555	22,486,038	243,191,637
Total on June 30, 2006	112,644,068	11,770,746	11,669,149	74,681,626	22,169,517	232,935,106
Total on September 30, 2005	103,385,046	13,065,328	9,463,150	57,012,854	18,986,844	201,913,222

Accumulated net assets on September 30, 2006	12,606,820	34,888,758	39,689,410	21,051,401	–	–
Accumulated net assets on June 30, 2006	18,660,755	39,272,209	44,366,746	20,717,246	–	–
Accumulated net assets on September 30, 2005	10,451,603	23,422,499	30,231,167	17,478,724	–	–
(1) Investment fund applications are classified as up to 30 days; and
(2) Demand and savings account deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

	R$ thousand

Calculation Basis – Capital Adequacy Ratio (Basel)	2006				2005

	September 30		June 30		September 30

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Stockholders’ equity	21,773,355	21,773,355	21,460,690	21,460,690	18,261,593	18,261,593
Decrease in tax credits – BACEN Res. 3,059	(149,154)	(149,154)	(149,154)	(149,154)	(82,366)	(82,366)
Minority interest/other	138,979	54,941	182,465	54,061	5,391	52,967
Reference stockholders’ equity – Tier I	21,763,180	21,679,142	21,494,001	21,365,597	18,184,618	18,232,194
Reference stockholders’ equity – Tier II (subordinated debt/others)	10,265,199	10,266,180	9,650,262	9,651,255	6,076,829	6,077,852
Total reference stockholders’ equity (Tier I + Tier II)	32,028,379	31,945,322	31,144,263	31,016,852	24,261,447	24,310,046
Risk weighted assets	174,394,170	197,669,240	166,798,013	187,850,722	136,843,876	156,815,121
Capital adequacy ratio	18.37%	16.16%	18.67%	16.51%	17.73%	15.50%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ thousand

		3Q06		2Q06		September 30, 2006 YTD		Sep/2005 to Sep/2006

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Movement in the reference
stockholders’ equity:
Starting period	31,144,263	31,016,852	28,791,450	28,847,369	25,605,239	25,657,731	24,261,447	24,310,046
• Net income for the period	218,816	218,816	1,602,126	1,602,126	3,351,201	3,351,201	4,813,754	4,813,754
• Interest on own capital/dividends	(220,664)	(220,664)	(608,600)	(608,600)	(1,368,264)	(1,368,264)	(1,721,264)	(1,712,264)
• Mark-to-market adjustment –
TVM and derivatives	316,214	316,214	94,915	94,915	393,827	393,827	485,148	485,148
• Subordinated debt	614,938	614,938	1,101,168	1,101,168	3,975,366	3,975,366	4,188,370	4,188,370
• Others	(45,188)	(834)	163,204	(20,126)	71,010	(64,539)	(8,076)	(139,732)
End of period	32,028,379	31,945,322	31,144,263	31,016,852	32,028,379	31,945,322	32,028,379	31,945,322
Movement in weighted assets:
Starting period	166,798,013	187,850,722	151,192,276	172,288,320	148,391,646	168,476,982	136,843,876	156,815,121
• Securities	931,845	2,544,512	(102,638)	1,841,843	1,820,274	6,842,600	279,482	7,095,172
• Loan operations	2,589,257	2,584,395	2,764,651	2,758,012	7,594,163	7,561,323	12,349,585	12,385,200
• Check clearing and related services	(75,788)	(75,789)	118,396	118,396	269,395	269,394	(92,242)	(92,242)
• Tax credit	1,440,024	3,133,173	1,365,246	1,602,369	3,601,995	5,568,828	306,438	2,193,312
• Risk (swap, market, interest and
exchange rates)	2,959,853	2,927,253	1,585,229	1,597,493	190,409	199,709	8,081,647	8,111,102
• Memorandum accounts	368,920	369,429	2,424,081	2,427,549	3,939,484	3,946,652	4,754,363	4,768,975
• Other assets	(617,954)	(1,664,455)	7,450,772	5,216,740	8,586,804	4,803,752	11,871,021	6,392,600
End of period	174,394,170	197,669,240	166,798,013	187,850,722	174,394,170	197,669,240	174,394,170	197,669,240

		3Q06		2Q06		September 30, 2006 YTD		Sep/2005 to Sep/2006

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Starting period	18.67%	16.51%	19.04%	16.74%	17.26%	15.23%	17.73%	15.50%
Movement in the reference
stockholders’ equity:	0.53%	0.50%	1.56%	1.26%	4.32%	3.73%	5.68%	4.87%
• Net income for the period	0.13%	0.12%	1.06%	0.93%	2.26%	1.99%	3.51%	3.07%
• Interest on own capital/dividends	(0.13%)	(0.12%)	(0.40%)	(0.35%)	(0.92%)	(0.81%)	(1.25%)	(1.09%)
• Mark-to-market adjustment –
TVM and derivatives	0.19%	0.17%	0.06%	0.05%	0.26%	0.23%	0.36%	0.31%
• Subordinated debt	0.37%	0.33%	0.73%	0.64%	2.68%	2.36%	3.06%	2.67%
• Others	(0.03%)	–	0.11%	(0.01%)	0.04%	(0.04%)	–	(0.09%)
Movement in weighted assets:	(0.83%)	(0.85%)	(1.93%)	(1.49%)	(3.21%)	(2.80%)	(5.04%)	(4.21%)
• Securities	(0.11%)	(0.22%)	0.02%	(0.19%)	(0.26%)	(0.74%)	(0.05%)	(0.88%)
• Loan operations	(0.29%)	(0.22%)	(0.37%)	(0.28%)	(1.02%)	(0.75%)	(1.93%)	(1.37%)
• Check clearing service and
related services	0.01%	–	(0.02%)	(0.01%)	(0.04%)	(0.02%)	0.01%	0.01%
• Tax credit	(0.16%)	(0.27%)	(0.16%)	(0.15%)	(0.38%)	(0.47%)	(0.03%)	(0.20%)
• Risk (swap, market, interest and
exchange rates)	(0.31%)	(0.24%)	(0.17%)	(0.14%)	(0.02%)	(0.02%)	(0.89%)	(0.69%)
• Memorandum accounts	(0.04%)	(0.03%)	(0.29%)	(0.22%)	(0.45%)	(0.35%)	(0.57%)	(0.45%)
• Other assets	0.07%	0.13%	(0.94%)	(0.50%)	(1.04%)	(0.45%)	(1.58%)	(0.63%)
End of period	18.37%	16.16%	18.67%	16.51%	18.37%	16.16%	18.37%	16.16%
(1) Includes financial companies only; and
(2) Includes financial and non-financial companies.

b) Market value

The book values, net of provisions for mark-to-market adjustments, of the main financial instruments are summarized as follows:

	R$ thousand

Portfolios	Book Value	Market Value	Unrealized Income (Loss) without tax effects

			In the Result			In Stockholders’ Equity

	2006				2005	2006		2005

	September 30		September 30	June 30	June 30	September 30	June 30	June 30

Securities and derivative financial
instruments (Notes 3c, 3d and 8)	73,021,868	73,851,111	2,234,394	1,715,375	1,665,259	829,243	789,106	787,115
– Adjustment of securities available for sale (Note 8c II)	–	–	1,405,151	926,269	878,144	–	–	–
– Adjustment of securities held to maturity (Note 8d item 7)	–	–	829,243	789,106	787,115	829,243	789,106	787,115
Loan and leasing operations (1)
(Notes 3e and 10)	92,013,125	92,567,215	554,090	386,642	145,474	554,090	386,642	145,474
Investments (2 and 3) (Notes 3h and 13)	1,019,427	1,144,052	124,625	58,408	248,639	124,625	58,408	248,639
Treasury stock (Note 23e)	40,555	42,481	–	–	–	1,926	(1,036)	47,701
Time deposits (Notes 3k and 16a)	35,375,682	35,307,341	68,341	88,929	815	68,341	88,929	815
Funds from issuance of securities
(Notes 16c)	6,097,262	6,114,361	(17,099)	(13,545)	(3,411)	(17,099)	(13,545)	(3,411)
Borrowings and onlendings
(Notes 17a and 17b)	16,640,107	16,598,884	41,223	31,935	(19,082)	41,223	31,935	(19,082)
Subordinated debt (Note 19)	11,767,133	12,146,127	(378,994)	(485,933)	(504,618)	(378,994)	(485,933)	(504,618)
Unrealized income (loss) without
tax effects	–	–	2,626,580	1,781,811	1,533,076	1,223,355	854,506	702,633
(1) Includes advances on foreign exchange contracts, leasing operations and other receivables with loan concession features;
(2) This refers to stocks of publicly-held companies not considering the increment in investments in affiliated companies; and
(3) The investments in American BankNote and Arcelor, which were transferred to Current Assets in the 2nd quarter of 2006, had a mark-to-market in the amount of R$212,467 thousand.

Determination of market value of financial instruments:

  Securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In the event no quotation of market prices is not available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and
  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the variable benefits plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE fund.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – CABEA, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both variable contribution (PGBL) and defined benefit types, through Fundação Baneb de Seguridade Social – BASES (for former Baneb employees). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of both variable benefit and defined contribution types, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – CAPOF. The actuarial liabilities of the variable benefit and defined contribution plans are fully covered by the net assets of the plans.

Banco BEC S.A. sponsors a defined benefit plan by means of CABEC – Caixa de Previdência Privada do Banco do Estado do Ceará. The actuarial liabilities of the plan are fully covered by the net assets of the plan.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate properties).

Bradesco and its facilities abroad provide their employees and managers with a private pension plan with variable contribution, which enables to accumulate financial resources during the professional career of the participant, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees and managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made during the period amounted to R$222,854 thousand (September 30,2005 – R$192,283 thousand), 3Q06 – R$73,053 thousand (2Q06 – R$70,703 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$955,674 thousand in 2006 (September 30, 2005 – R$863,430 thousand), 3Q06 –R$332,228 thousand (2Q06 – R$313,141 thousand).

34) Taxes on Income

a) Statement of Calculation of taxes on income charges

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Income before taxes on income	(233,061)	2,101,393	4,333,978	5,943,206
Total charge of taxes on income at rates of 25% and 9%, respectively	79,241	(714,473)	(1,473,553)	(2,020,690)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	2,580	10,127	14,303	23,415
Exchange gain/loss	8,741	(6,003)	(161,421)	(334,594)
Non-deductible expenses, net of non-taxable income	(9,938)	(41,341)	(86,945)	(88,581)
Tax credit recorded in prior periods	203,994	–	203,994	7,219
Interest on own capital (paid and accrued)	125,383	133,324	402,390	387,418
Other amounts	44,269	118,854	125,882	138,130
Taxes on income for the period	454,270	(499,512)	(975,350)	(1,887,683)

b) Breakdown of taxes on income result

	R$ thousand

	2006			2005

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Current taxes:
Taxes on income payable	(536,002)	(951,528)	(2,761,977)	(2,148,195)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	826,673	494,266	1,714,474	372,553
Use of opening balances of:
Negative basis of social contribution	(9,827)	(10,906)	(32,667)	(35,806)
Tax loss	(30,662)	(31,344)	(99,268)	(96,978)
Prior periods’ tax credits were recorded on:
Negative basis of social contribution	49,837	–	49,837	1,960
Tax loss	113,279	–	113,279	5,259
Temporary additions	40,878	–	40,878	–
Constitution/utilization in the period on:
Negative basis of social contribution	25	–	25	3,462
Tax loss	69	–	69	10,062

Total deferred taxes	990,272	452,016	1,786,627	260,512
Taxes on income for the period	454,270	(499,512)	(975,350)	(1,887,683)

c) Origin of tax credits of deferred taxes on income

	R$ thousand

	Balance on	Acquired	Amount	Amount	Balance on	Balance on	Balance on
	12.31.2005	balances	recorded	realized	9.30.2006	6.30.2006	9.30.2005

Allowance for doubtful accounts	2,035,344	–	1,191,297	605,184	2,621,457	2,451,957	2,882,416
Provision for civil contingencies	170,705	–	89,645	31,678	228,672	202,291	149,017
Provision for tax contingencies	722,019	31,625	239,804	45,587	947,861	911,571	615,471
Provision for labor claims	253,642	–	298,541	115,425	436,758	336,192	253,967
Provision for mark-to-market adjustment of securities and investments	132,767	26,075	15,553	32,355	142,040	142,438	132,378
Provision for loss on non-operating assets	60,349	–	10,592	7,850	63,091	62,896	70,002
Mark-to-market adjustment of trading securities	86,928	–	99,432	86,297	100,063	102,987	102,588
Goodwill amortization	345,484	–	741,454	135,558	951,380	340,662	301,438
Provision for interest on own capital (1)	–	–	–	–	–	115,443	202,051
Other	149,039	–	166,916	37,948	278,007	235,341	270,539
Total tax credits over temporary differences	3,956,277	57,700	2,853,234	1,097,882	5,769,329	4,901,778	4,979,867
Tax losses and negative basis of social contribution	455,608	101,015	163,210	131,935	587,898	396,986	480,701
Subtotal	4,411,885	158,715	3,016,444	1,229,817	6,357,227	5,298,764	5,460,568
Social contribution – Provisional Measure 2158-35
as of 8.24.2001 (2)	798,743	4,559	–	43,907	759,395	773,467	858,162
Total tax credits (Note 11b)	5,210,628	163,274	3,016,444	1,273,724	7,116,622	6,072,231	6,318,730
Deferred tax liabilities (Note 34f)	600,899	1,724	673,821	196,935	1,079,509	1,036,818	861,253
Net tax credits of deferred tax liabilities	4,609,729	161,550	2,342,623	1,076,789	6,037,113	5,035,413	5,457,477
– Percentage of net tax credits over total reference
stockholders’ equity (Note 32a)	18.0%				18.9%	16.2%	22.4%
– Percentage of net tax credits over total assets	2.2%				2.5%	2.2%	2.7%

(1) In 2006, interest on own capital was recorded above the allowed fiscal limit. However, tax credit over the exceeding amount was not recorded; and
(2) Until the end of the year the amount of R$40,539 thousand is estimated to be realized, which will be recorded when it is effectively used (item d).

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2158-35

	September 30, 2006 – R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income	Social	Income	Social
	tax	contribution	tax	contribution

2006	409,135	138,556	14,926	4,893	567,510
2007	1,417,692	487,291	100,056	25,956	2,030,995
2008	1,781,120	583,084	127,920	33,259	2,525,383
2009	536,318	193,001	134,396	35,945	899,660
2010	100,608	35,923	55,833	23,761	216,125
2011 (3rd Qtr.)	63,727	22,874	6,085	24,868	117,554
Total	4,308,600	1,460,729	439,216	148,682	6,357,227

	September 30, 2006 – R$ thousand

	Tax credit over social contribution M.P. 2158 – 35

	2006	2007	2008	2009	2010	2011 to 2013	Total

Total	40,539	86,626	80,087	127,101	175,513	249,529	759,395

Projected realization of tax credit is estimated and not directly related to expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$6,511,073 thousand (June 30, 2006 – R$5,535,552 thousand and September 30, 2005 – R$5,734,121 thousand), of which R$5,338,268 thousand (June 30, 2006 – R$4,534,305 thousand and September 30, 2005 – R$4,600,734 thousand) comprises temporary differences, R$525,396 thousand comprises tax losses and negative basis of social contribution (June 30, 2006 – R$355,402 thousand and September 30, 2005 – R$419,992 thousand) and R$647,409 thousand (June 30, 2006 – R$645,845 thousand and September 30, 2005 – R$713,395 thousand) comprises tax credit over social contribution – M.P. 2158-35.

e) Unrecorded tax credits

The amount of R$563,625 thousand was not recorded as tax credit (June 30, 2006 – R$555,285 thousand and September 30, 2005 – R$236,117 thousand).

f) Deferred tax liabilities

	R$ thousand

	2006		2005

	September	June	September
	30	30	30

IRPJ, CSLL, PIS and COFINS on mark-to-market adjustments of derivative financial instruments	480,418	339,650	238,625
Subsequent depreciation	202,358	172,073	115,704
Operations in future liquidity market	142,442	331,675	279,348
Other	254,291	193,420	227,576
Total	1,079,509	1,036,818	861,253

35) Other Information

Bradesco Organization manages investments funds and portfolios, whose net equity on September 30, 2006 amount to R$140,222,015 thousand (June 30, 2006 – R$137,648,633 thousand and September 30, 2005 – R$114,655,996 thousand).

Management Bodies

Cidade de Deus, Osasco, SP, November 1, 2006

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Raul Santoro de Mattos Almeida
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers

Chief Executive Officer
Márcio Artur Laurelli Cypriano

Executive Vice-Presidents
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
 Paulo Eduardo D’Avila Isola
Ademir Cossiello	Departmental Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Clayton Camacho
Denise Pauli Pavarina de Moura
Douglas Tevis Francisco
Fernando Barbaresco
Fernando Jorge Buso Gomes
Jair Delgado Scalco
João Batistela Biazon
José Luiz Rodrigues Bueno
José Maria Soares Nunes
Josué Augusto Pancini
Laércio Carlos de Araújo Filho
Luiz Alves dos Santos
Luiz Carlos Angelotti
Luiz Carlos Brandão Cavalcanti Júnior
Luiz Fernando Peres
Marcelo de Araújo Noronha
Marcos Bader
Maria Eliza Sganserla
Mario Helio de Souza Ramos
Mauro Roberto Vasconcellos Gouvêa
Milton Clemente Juvenal
Moacir Nachbar Junior
Nilton Pelegrino Nogueira
Octavio Manoel Rodrigues de Barros
Ricardo Dias
Robert John van Dijk
Roberto Sobral Hollander
Romulo Nagib Lasmar
Sérgio Alexandre Figueiredo Clemente
Sergio Sztajn
Toshifumi Murata

Regional Directors
Altair Antônio de Souza
Aurélio Guido Pagani
Cláudio Fernando Manzato
Fernando Antônio Tenório
Idevalter Borba
Luiz Carlos de Carvalho
Márcia Lopes Gonçalves Gil
Marcos Daré
Paulo de Tarso Monzani
Tácito Naves Sanglard
Compensation Committee

Lázaro de Mello Brandão
Antônio Bornia
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano

Audit Committee

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Compliance and Internal Controls
     Committee

Mário da Silveira Teixeira Júnior
Milton Almicar Silva Vargas
Domingos Figueiredo de Abreu
Roberto Sobral Hollander
Nilton Pelegrino Nogueira

Executive Committee of Disclosure

Milton Almicar Silva Vargas
José Luiz Acar Pedro
Julio de Siqueira Carvalho de Araujo
Carlos Alberto Rodrigues Guilherme
José Guilherme Lembi de Faria
Domingos Figueiredo de Abreu
Luiz Carlos Angelotti
Denise Pauli Pavarina de Moura
Romulo Nagib Lasmar
Jean Philippe Leroy

Fiscal Council

Sitting Members
Domingos Aparecido Maia
José Roberto Aparecido Nunciaroni
Ricardo Abecassis Espírito Santo Silva

Deputy Members < /b>
Jorge Tadeu Pinto de Figueiredo
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

General Accounting Department
Moacir Nachbar Junior
Accountant – CRC (Regional Accounting Council) 1SP198208/O-5

Report of Independent Auditors on Limited Review	(A free translation from the original in Portuguese)

To the Board of Directors and Stockholders
Banco Bradesco S.A.

1.
We have carried out a limited review of the accounting information contained in the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the balance sheets at September 30 and June 30, 2006 and the related statements of income and of changes in financial position for the quarters ended September 30 and June 30, 2006 and for the nine-month period ended September 30, 2006, as well as the statement of changes in stockholders’ equity for the nine-month period ended September 30, 2006. This information is the responsibility of the Bank’s management.

2.
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil - IBRACON, in conjunction with the Federal Accounting Council - CFC and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of the quarterly information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank.

3.
Based on our limited review, we are not aware of any material modifications which should be made to the Quarterly Information referred to above in order that such information be stated in accordance with accounting practices adopted in Brazil.

4.
Our limited review was conducted for the purpose of issuing our report on the limited review of the Quarterly Information referred to in paragraph one, taken as a whole. The Statement of Consolidated Cash Flows and the Consolidated Statement of Added Value are presented to provide additional information on the Bank and are not specifically required as an integral part of these financial statements by the Brazilian Central Bank. The Statement of Consolidated Cash Flows and the Consolidated Statement of Added Value were subjected to the same audit procedures described in paragraph two and, based on our limited review, we are not aware of any material modifications that should be made thereto, in order that such accounting information be presented in accordance with accounting practices adopted in Brazil.

5.
The Quarterly Information also includes accounting information, presented for comparison purposes, for the nine-month period ended September 30, 2005. The limited review of the Quarterly Information for this period was conducted by other independent auditors, whose report on the limited review dated November 4, 2005 was issued without exceptions.

6.	As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized during the third quarter of 2006.

São Paulo, November 1, 2006

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the period ended September 30, 2006, and in view of the limited review report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, SP, November 1, 2006

     Domingos Aparecido Maia
José Roberto A. Nunciaroni
Ricardo Abecassis E. Santo Silva

Glossary

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the presidents of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (BACEN). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (BACEN). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits).

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

IBOVESPA: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on BOVESPA. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market. Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Abbreviations	Certifications
List of Main, 10	in Products and Investments, 187
Activity-Based Costing (ABC Cost), 163	ISO, 161, 172
Activity-Based Management (ABM), 163	OHSAS, 172, 176, 180
Accounting Policies	Change
Significant, 215	in Number of Outstanding Stocks, 15
Accounts (see Customers)	in Stockholders’ Equity, 208
Checking, 87	Channels – Bradesco Dia&Noite (Day&Night), 134
Savings, 87	Collection, 157
Affiliated Companies, 123, 243, 260	Committee
Allowance/Provision	Compensation, 271
Composition of the Loan Portfolio and of, 239	Compliance and Internal Controls, 271
x Default x Loss, 80	Comparison Purposes, 218
for Doubtful Accounts, 67, 239	Compliance, 140, 271
Alô Bradesco (Hello Bradesco), 161	Compulsory Deposits, 1, 232
American Express Company (see Partnerships), 213	Contents, 9
Analysis	Consortium, 113
Equity, 41	Contingencies, 217, 250
of the Adjusted Net Interest Income and Average Rates, 60	Controllership, 160
of the Statement of Adjusted Income, 23	Corporate, 127
Summarized Statement of Adjusted Income, 13	Corporate Strategy, 6
Assets (under) Management, 17	Corretora de Títulos e Valores Mobiliários, 118
Funding, 86	Custody, 160
Managed, 88, 201	Customer Service Network, 132, 202
Securities, 247	Customers (see Accounts)
Assets Bookkeeping, 160	Checking Accounts, 87
Awards (see Recognition), 97, 103, 108, 165, 192	Per Branch, 132
Balance Sheet	Data Privacy and Protection Seal, 162
Banco Finasa, 109	Default, 82
Bradesco Consórcios, 113	Deferred Charges, 245
Bradesco Corretora de Títulos e Valores Mobiliários, 118	Deposits
Bradesco Securities, 120	by Maturity, Breakdown of, 86, 246
by Business Segment, 219	Demand, 86, 246
by Currency, 262	Federal Funds Purchased and Securities Sold under
by Maturity, 264	Agreements to Repurchase, 246
Certificated Savings Plans, 100	Savings, 87, 246
Comparative, 40	Derivative Financial Instruments
Consolidated, 74, 203	Securities and, 221
Insurance Companies, 92	Derivatives, 229, 266
Leasing Companies, 111	Dividends (See Interest on Own Capital),15
Vida e Previdência (Private Pension Plans), 99	Dividend Yield, 19
Banco do Estado do Ceará, (acquisition), 213, 267	Dow Jones Sustainability World Index, 171, 200
Banco Finasa, 109	Employee
Banco Postal, 130	Benefits, 180, 267
Basel (see Capital Adequacy), 17, 147, 265	Number of, 182
Board	Equator Principles, 170
of Directors, 271	Executive Committee
of Executive Officers, 271	Expenses Assessment, 164
Borrowings and Onlendings, 249	Disclosure, 271
Bovespa (São Paulo Stock Exchange), 20, 118, 171, 172	Loan, 148
Bradesco Dia&Noite (Day&Night), 134	Social-Environmental Responsibility, 170
Bradesco Empresas, 128	Expenses
Bradesco Expresso, 131	Administrative, 69, 258
Bradesco Securities, 120	for Allowance for Doubtful Accounts, Net of Recoveries
Bradesco de Seguros e Previdência (Grupo), 92, 201	of Written-off Credits, 241
BRAM	for Borrowings and Onlendings, 249
Asset Management, 88, 201	Operating, 259
Branches, 17, 132	Personnel, 69, 182, 258
Capital Adequacy (see Basel), 17, 147, 265	Personnel Expenses by Business Segment, 183
Cards, 149	Prepaid, 216, 243
Cash	Selling, 95
Flow, 210	Tax, 259
Generation, 16	Financial Statements, 199
Cash Management	Financial Instruments, 215, 229, 230
Solutions, 157	Finasa Sports
Certificated Savings Plans, 104	Program, 174
Fiscal Council, 271, 273
Fone Fácil (Easy Phone), 136

Foreign	Market(s)
Branches and Subsidiaries, 155	Capital, 156, 201
Public Issuances, 156	Capitalization, 18, 19
Trade Portfolio, 155	Export, 154
Foreign Exchange	Import, 154
Change in Net Interest Income Items plus Exchange	Risk Management, 143
Adjustment, 59	Segmentation, 127
Portfolio, 241	Market Share, 17
Result, 242	Brazilian Savings and Loan System (SBPE), 88
Foreign Exchange Portfolio, 241	Customer Service Network, 132
Foreign Trade	Export, 154
Portfolio, 155	Import, 154
Fundação Bradesco, 190	Income from Private Pension Plans, 100
Funding, 86	Income from Certificated Savings Plans, 105
x Expenses, 62	Insurance Premiums, 93
Funds Available, 220	Private Pension Plans and VGBL Investment Portfolio, 101
Glossary of Technical Terms, 274	Technical Provisions (Certificated Savings Plans), 106
Global Compact, 170	Marketable Securities (TVM),
Good Priv@cy, 162	Classification of, 77, 221
Goodwill, 245	and Derivative Financial Instruments, 229
Guarantees of Technical Provisions, 254	Market Value of, 266
Highlights, 15	Portfolio Breakdown by Issuer, 77, 222, 223
Human Resources, 175, 202	Portfolio Breakdown by Maturity, 224
Income	Segment and Category, 77, 222, 224
Fee, 68, 258	x Income on Securities Transactions, 61
from Interbank Investments, 221	Mergers and Acquisitions, 156
on Premiums Retained, 255	Minority Interest, 255
Operating (Other), 259	Money Laundering
Income Breakdown, 58	Prevention, 145
Income Tax and Social Contribution, 1, 268	NBR ISO 9001-2000 Quality Management, 161
Calculation of Charges with, 268	Net Income, 12
Index	Net Interest Income
Bovespa’s Corporate Sustainability – ISE, 171	Analysis of, 60
FTSE LATIBEX BRASIL, 200	Total Assets X, 63
Notes to the Financial Statements, 212	Variation in the Main Items, 59
Indicators, 1	Non-Operating Assets, 242
Financial Market, 64	Notes to the Financial Statements
Loan Portfolio, 85	Index, 212
Other, 72	Ombudsman, 161
Social, 195	Operating Companies, 91
Information Security, 145	Operating Efficiency, 70
Information Technology (IT), 139	Operations, 213
Insurance Companies, 92	Organization Chart
Integrated Management System – ERP, 164	Administrative Body, 124
Interbank Accounts, 232	Corporate, 122
Interbank Investments, 215, 220	Other Assets, 242
Interest on Own Capital, 15, 200, 256	Other Receivables, 241
Internal Controls, 140, 144, 271	Partnerships
International Area, 153	American Express Company, 213
Internet	Fidelity National, 213
Banking – Transactions, 138	Panvel Farmácias, 200
Banking – Users, 137	Payout, 20
Investment Funds, 88	Policy
Investments	Critical Accounting, 4
Composition of, 243	Loan, 147
in Infrastructure, IT and Telecommunications, 139	Premiums
Lawsuits	Earned by Insurance Line, 94
Civil, Labor and Tax, 250	Income on, 255
Corporate, 161	Insurance, 93
Leasing, 111	Presentation of the Financial Statements, 213
Companies, 111	Prime, 129
Loan Granting, 148	Private, 129
Loan Portfolio (see Loan Operations), 78, 148	Private Pension Plans, 99
by Activity Sector, 80, 238	Profitability
by Business Segment, 81	Adjusted, 56
by Maturity, 233	Project Finance, 157
by Rating, 82	Property and equipment in use and leased assets, 244
by Risk Levels, 235	Quotas, 115
by Type, 81, 233	Ranking, 126
Concentration of, 85, 238	Ratings
Methodology Used for Evaluation of, 148	Bank, 125
Movement of, 84, 241	Insurance and Certificated Savings Plans, 126
per Type of Client, 79	Loan Operations, 82
Performance Indicators, 85	Sustainability, 165, 171, 200

Ratio	Statement of Adjusted Income, 22
Basel Adequacy Ratio, 17, 147, 265	Statement of Income
Coverage, 67	Analysis of, 23
Fixed Assets to Stockholders’ Equity, 16, 244	Banco Finasa, 109
Operating Efficiency, 70, 200	Bradesco Consórcios, 113
Pay Out, 20	Bradesco Corretora de Títulos e Valores Mobiliários, 118
Performance, 17, 93	Bradesco Securities, 120
Stocks Valuation, 21	by Business Segment, 58, 220
Real Estate Financing Activities, 201	Certificated Savings Plans, 104
Reclassifications (see Comparison Purposes), 218	Consolidated, 54, 207
Recognition (See Awards), 97, 103, 108, 165, 192	Insurance Companies, 92
Report	Leasing Companies, 111
Fiscal Council, 273	Vida e Previdência (Private Pension Plans), 99
Management, 200	Stocks
of Independent Auditors, 197, 272	Bradesco, 18, 21
Responsibility	Change in Number of, 15
Social-Environmental, 167	Movement of Capital Stock, 255
Results/Income	Number of, 15, 18
By Activity/Segment, 58, 220	Performance of, 15, 21
Non-operating, 259	Treasury, 18, 257
Summarized Statement of Income Analysis, 13	Stockholders, 122
Variation of the Main Items of, 58	Main, 122
Retail, 130	Number of, 18
Retained Claims, 95	Stockholders’ Equity
Risk	(Parent Company), 255
Capital, 146, 265	Subordinated Debt, 252
Credit, 141, 262	Subsidiaries
Levels, 235	Main, 123
Liquidity, 146, 264	Transactions with, 260
Management, 140, 262	Sustainability, 165, 171
Market, 143, 262	Tax Credits
Operating, 142	Expected Realization of, 269
Risk Factors, 2, 144, 263	Not Triggered, 270
Savings (see Accounts)	Origin of, 269
Accounts, 87	Taxes on Income, 1, 268
Accounts Deposits, 87	Statement of Calculation of Charges with, 268
Securities, 120	Tax payments and Collections, 157
Segmentation	Technical Provisions, 253
Bradesco Corporate, 128	Telecommunications, 139
Bradesco Empresas (Middle Market), 128	Training, 183
Banco Postal, 130	Transactions/Operations
Bradesco Prime, 129	Fone Fácil (Easy Phone), 136
Bradesco Private, 129	Insurance, Private Pension Plans and Certificated Savings
Bradesco Varejo (Retail), 130	Plans, 253
Market, 127	Internet, 138
Self-Service ATM Network	Loan, 78, 232
Bradesco Dia&Noite (Day&Night), 134	of amounts (Banco Postal + Correspondents), 131
Services	Project Finance, 157
Internet, 137	Self-Service, 134
Registrar and Qualified Custody, 160	Structured, 157
ShopCredit, 139	Underwriting, 156
ShopInvest, 139	with Affiliated Companies and Subsidiaries, 260
Sites, 137	Value
Social Activities, 190	Added, 16, 211
Social-Cultural Events, 175	Market, 18, 19
Social Inclusion, 178	Market (TVM), 266
Social Report, 195	VaR, 143, 263
SPB, 145	Vida e Previdência (Private Pension Plans), 99
Statement
of Cash Flows, 210
of Changes in Financial Position, Consolidated, 209
of Changes in Stockholders’ Equity, 208
of Value Added, 16, 211

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas – Executive Vice-President
and Investor Relations Officer

     Phone: (#55 11) 3681-4011
e-mail: 4000.mvargas@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Investor Relations Executive General Manager

     Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
e-mail: 4823.jean@bradesco.com.br

Avenida Paulista, 1,450 – 1st floor
ZIP Code 01310-917 – São Paulo – SP
Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.